Form 20-F
period 2015-12-31
Ability Inc.
filed 2016-05-02
CIK 1652866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ____ to _____

Commission file number 333-206989

Ability Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Yad Harutzim 14

Tel Aviv, Israel, 6770007
(Address of principal executive offices)

Anatoly Hurgin, Chairman and Chief Executive Officer

Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

Tel: 972-3-6879777

Email: ability@ability.co.il

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, par value $0.0001 each	NASDAQ Capital Market
Warrants	None. Registered on NASDAQ Capital Market until April 18, 2016.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2015, the Registrant had 25,756,142 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financing Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

INTRODUCTION

We were incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.” as an exempted company on September 1, 2015 (“Holdco”). We were formed as a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation (“Cambridge”), a company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Cambridge was incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity (the “Redomestication Merger”) and Holdco consummated a business combination whereby it acquired Ability Computer & Software Industries, Ltd. (“Ability”), by way of a share exchange (the “Share Exchange” and together with the Redomestication Merger, the “Business Combination”), following which Ability became a wholly-owned subsidiary of Holdco. Effective as of the closing of the Business Consummation, Holdco changed its name to “Ability Inc.” Upon the closing of the Business Consummation, our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since January 12, 2016.

We are a holding company operating through our wholly-owned subsidiaries Ability and Ability Security Systems Ltd. (“ASM”), which provide advanced interception, geolocation and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the area of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, Ability has 15 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. We have introduced advanced systems to cover satellite interception for the major mobile satellite communication systems, Iridium, Thuraya, Inmarsat and IsatPhone. Our interception systems can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We also offer a system that can detect the existence of active interception systems such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers, can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. We have a proven ability to enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and we are the only company with an offering and suite of solutions that targets all segments of the lawful interception market.

The Business Combination is accounted for as a reverse merger, whereby Cambridge is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Ability comprising the ongoing operations of the combined company, Ability’s senior management comprising the senior management of the combined company and Ability’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Ability issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Ability; therefore, the historical consolidated financial statements presented are the historical consolidated financial statements of Ability and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

The audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.9020, the exchange rate published by the Bank of Israel as of December 31, 2015.

In this Annual Report on Form 20-F (“Annual Report”), unless the context indicates otherwise, references to “U.S. dollars,” “$” or “dollars” are to United States dollars, to “NIS” are to New Israeli Shekel, the legal currency of Israel, and the terms “we,” “us,” “our company” and “our” refer to Ability Inc. and our wholly-owned subsidiaries, Ability and ASM.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others:

●	risks relating to government spending and contracts with governments and governmental agencies;

●	risks associated with our ability to keep pace with technological changes and evolving industry standards;

●	risks related to the fact that our business is changing and our revenues in the future may depend on the success of one new technology provided by a third party supplier;

●	risks and challenges associated with large projects and the sophisticated nature of our solutions, customization of solutions based on specific customer needs, sales cycles and unpredictable sales terms and timing;

●	risks associated with our ability to retain and recruit key personnel, including our Chief Executive Officer and Chief Technology Officer;

●	risks associated with complex and changing local and foreign regulatory environments in the jurisdictions in which we operate;

●	risks associated with our reliance on third party suppliers, manufacturers and partners for certain product components or services;

●	risks associated with our reliance on, and ability to establish and maintain relationship with, third party resellers and customers we do business with;

●	risks that the products we sell may contain defects or may be vulnerable to cyber-attacks, which could expose us to financial and non-financial damages;

●	risks associated with our dependence on the efforts of contractors for projects in which we serve as subcontractor;

●	risks associated with the misconduct or other improper activities of our employees or other third parties, including noncompliance with regulatory standards and requirements;

●	risks associated with the impact of customer confidentiality obligations on our sales and marketing efforts;

●	risks associated with the classified nature of our contracts and projects, which may prohibit us from providing important information to the public;

●	risks associated with doing business globally;

●	risks resulting for the intense competition in our markets and our ability to compete with competitors with greater resources than us;

●	risks associated with incorrect or improper use of the products and solutions in our portfolio or our failure to properly provide professional services and maintenance services;

●	risks that we may lose the right to use software from third parties that we rely on and that we would have to spend additional capital to either redesign our existing software to adhere to new third party providers or develop new software;

●	risks associated with political or public perception of our business activities;

●	uncertainties regarding the impact of changes in general economic conditions;

●	risks associated with our ability to enhance our existing operations, execute on our growth strategy and properly manage investment in our business and operations;

●	risks associated with our acquisition and investment activities;

●	risks associated with the mishandling or perceived mishandling of sensitive information;

●	risks and uncertainties associated with the development and marketing of the products we sell for commercial use;

●	risks and uncertainties associated with our potential entry into the U.S. market;

●	risks relating to material weaknesses that were noted in our financial reporting closing process with respect to cut-off procedures relating to expenses and revenue recognition in multiple element transactions, and our failure to achieve and maintain effective internal control over such procedures; and

●	risks that our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks, assumptions and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

All of the forward-looking statements we have included in this Annual Report are based on information available to us on the date of this Annual Report. We undertake no obligation, and specifically decline any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, assumptions and uncertainties, the forward-looking events discussed in this Annual Report might not occur.

GLOSSARY

A5/1 and A5/2 are stream ciphers used to protect the confidentiality of voice communications.

Abis is the interface between a base transceiver station and a base station controller of a cellular telephone network.

ASIC means an application-specific integrated circuit.

CDMA means code division multiple access. CDMA is one of the two major radio systems used in cell phone communications (the other being GSM). CDMAone refers to the original CDMA wireless interface protocol that was first standardized in 1993 and employed to build up the first CDMA cellular network. In the mobile network evolution term, CDMAone is considered as a second-generation (2G) mobile wireless technology. CDMA 2000 is a family of 3G mobile technology standards for sending voice, data, and signaling data between mobile phones and cell sites.

DCME, or digital circuit multiplexing equipment, is a type of voice compression equipment installed at either end of a long distance link, typically communications satellite.

E1/T1 — E1 is the European format for digital transmission, carrying signals at 2 Mbps. T1 is the North American format for digital transmission, carrying signals at 1.544 Mbps. E1 and T1 links enable simultaneous transmission and receipt of several data channels.

GSM, or global system for mobile communications, is a standard to describe protocols for 2G digital networks used by mobile phones. 3G UMTS and 4G/LTE networks are based on the GSM standard.

IMEI, or international mobile equipment identity, is a unique number given to every mobile phone.

IMSI, or international mobile subscriber identity, is a unique identifier that defines a subscriber in a mobile network, including the country and mobile network to which the subscriber belongs. All GSM and UMTS network use the IMSI as the primary identifier of a subscriber.

Iridium, or the Iridium satellite constellation, is a satellite communications system providing voice and data coverage to satellite phones, pagers and integrated transceivers over the earth’s entire surface.

Kc, a code key created by the GSM encryption algorithm that results from the key code Ki and a random number that is sent by the system. Kc is used by the GSM network as part of the authentication process.

LTE (or 4GLTE) stands for long-term evolution, a standard for wireless communication of high speed data for mobile phones and data terminals. 4GLTE networks are based on the GSM and UMTS network technologies, increasing the operating speed.

Mbps, or megabits per second, is a measure of data transfer speed.

MHz, or megahertz, a unit of measurement or statement of bandwidth for high speed digital data, analog and digital video signals and spread spectrum signals.

MSISDN, or mobile station international subscriber directory number, is the full phone number of the subscriber, including the national country code. The purpose of the MSISDN is to allow a device to be called.

SMS, or short message service, a text messaging service component of phone, web and mobile communication systems, which uses standardized communications protocols to allow fixed line or mobile phone devices to exchange short text messages.

SS7, or signaling system no. 7, is a set of telephone signaling protocols, relating to the exchange of control information associated with set up and release of a telephone call on a telecommunications circuit.

Thuraya is a regional mobile satellite phone service network.

TMSI, or temporary mobile subscriber identity, the identity that is most commonly sent between a mobile phone and the network, which is local to a location area and is updated each time the phone is switched on.

ULIN, or Ultimate Interception, is a strategic interception system with voice, text and geolocation capabilities.

UMTS, or universal mobile telecommunication system, is a 3G mobile cellular system based on the GSM standard.

VSAT, or very small operative terminal, is an earthbound station used in a satellite communication network, such as a dish antenna.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

We have derived the consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013 and the balance sheet data as of December 31, 2015 and 2014 from our audited financial statements included elsewhere in this Annual Report. We have derived the balance sheet data as of December 31, 2013 from our audited financial statements not included in this Annual Report. Selected financial data as of, and for the years ended, December 31, 2012 and 2011 have been omitted from this Annual Report because of our status as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and as per related guidance provided by the SEC. Our financial statements have been prepared in accordance with US GAAP.

Our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended have been restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2014. For additional information, including the effect of the restatement on our financial statements for 2014 and 2013, see Note 3 to the audited consolidated financial statements for the year ended December 31, 2015, included elsewhere in this Annual Report.

Certain factors that affect the comparability of the information set forth in the following table are described in “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

(U.S. dollars; in thousands, except per share data)	For the Year Ended December 31,
	2015	2014	2013
		Restated
Consolidated Statements of Operations Data:
Revenues	52,151	21,444	5,903
Cost of revenues	29,654	13,968	4,785
Gross profit	22,497	7,476	1,118
Sales and marketing expenses	3,305	3,064	665
General and administrative expenses	1,317	469	419
Operating income	17,875	3,943	34
Financial expenses (income) net	99	(269)	371
Income (loss) before income tax	17,776	4,212	(337)
Income tax expenses (benefit)	3,023	1,090	(57)
Net and comprehensive income (loss)	14,753	3,122	(280)
Weighted-average ordinary shares outstanding - basic and diluted	24,582,874	24,582,874	24,582,874
Basic and diluted income (loss) per share*	0.60	0.13	(0.01)
Dividends paid**	(14,951)	(817)	(231)

	As of December 31,
	2015	2014	2013
		Restated
Balance Sheet Data:
Cash	25,829	11,709	376
Total current assets	32,801	13,585	2,547
Total assets	45,570	14,455	3,554
Total current liabilities	15,533	12,473	4,542
Total non-current liabilities	12,282	257	409
Total liabilities	27,815	12,730	4,951
Total shareholders’ equity (deficit)	17,755	1,725	(1,397)

*	We compute basic earnings or loss per share by dividing net income by the weighted-average number of ordinary shares outstanding during the period. However, consistent with the accounting for the Business Combination as a reverse merger, the calculation of the weighted-average number of ordinary shares (i) includes 24,582,874 ordinary shares assumed to be outstanding as of January 1, 2013 (which include 480,000 ordinary shares that were issued to the former ASM shareholder upon exercise of his put option in respect of the ASM shares that were not acquired by us at the consummation of the Business Combination); and (ii) excludes 1,173,267 outstanding ordinary shares that are subject to the put option of the former Ability shareholders. Income (loss) per share assuming dilution (diluted earnings (loss) per share) would give effect to dilutive warrants and other potential ordinary shares outstanding during the period, considering the treasury stock method. As our outstanding warrants to purchase 8,557,125 ordinary shares are “out- of- the- money” and the issuance of up to 8,450,000 additional ordinary shares pursuant to the earn-out under the merger agreement was not probable at any given period, such shares and warrants were excluded from the calculation of income (loss) per share. For additional information, See Note 2k to the audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this Annual Report.

**	Dividends paid by Ability prior to the consummation of the Business Consummation on December 23, 2015.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including the consolidated financial statements and the related notes included elsewhere in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected.

Risk Related to our Business

We face risks relating to government spending and contracts with governments and governmental agencies.

Substantially all of our revenues to date have been generated from contracts with various governments around the world, including national, regional and local governmental agencies, either directly or through integrators or distributors. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Slowdowns, recessions, economic instability, political unrest, armed conflicts or natural disasters around the world may cause governments and governmental agencies to delay, reduce or even cancel planned spending, reduce or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets. Concerns about the financial conditions of certain governments in Europe, which may have an impact on the entire Euro zone, and the economic unrest in Russia and Eastern Europe could also adversely affect spending by certain governments.

Sales to governments and governmental agencies are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or priorities, as a result of budgetary constraints or for other reasons, collection difficulties, increased or unexpected costs resulting in losses or reduced profits under fixed price contracts and governmental agencies’ right to audit and investigate government contractors. Furthermore, some of our engagements require delivery in phases, and while each phase requires particular customer acceptance, a customer may require acceptance of the complete system with a right of return, regardless of any previous partial acceptance. Failure to obtain customer acceptance for the complete system, the customer’s exercise of a right of return, or, generally, an early termination for convenience, would not entitle us to reimbursement for all of our incurred contract costs or profit for work performed. While such occurrences have not happened in the past, we cannot be certain that we will not experience problems in the future in our performance of such government contracts.

In addition, the market for certain of our solutions is highly dependent on the spending cycle and scope of federal, state, local and municipal governments, as well as those of security organizations in international markets. We cannot assure you that these spending cycles will materialize as we expect and that we will be positioned to benefit from these potential opportunities.

The industry in which we operate is characterized by rapid technological changes, evolving industry standards and changing market potential from area to area, and if we cannot anticipate and react to such changes, our financial results may suffer.

The markets for the products we sell are characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology, new delivery platforms, the commoditization of older technologies and the emergence of new industry standards and technological hurdles can exert pricing pressure on existing products and/or render them unmarketable or obsolete. For example, new standards for cellular networks are introduced from time to time, such as 4G networks and the proposed 5G networks. Moreover, the market potential and growth rates of the markets we serve are not uniform and are rapidly evolving.

It is critical to our success that we are able to anticipate and respond to changes in technology and industry standards and new customer challenges by consistently developing or acquiring new, innovative, high-quality products and services that meet or exceed the changing needs of our customers. See the risk factor "For certain products, components and services, we rely on third party suppliers, manufacturers and partners, and if these relationships are interrupted we may not be able to obtain substitute suppliers, manufacturers or partners on favorable terms or at all and we may be subject to other adverse effects." We must also successfully identify, enter and prioritize areas of growing market potential, including by launching and driving demand for new and enhanced solutions and services. If we are unable to execute on these strategic priorities, or if our competitors are able to do so more rapidly, we may lose market shares or experience slower growth, and our profitability and other results of operations may be materially adversely affected.

Customer adoption of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for the products and solutions we sell will be sustained or grow as rapidly as we expect (if at all), that we will successfully develop new products or introduce new applications for existing products, that such new products or applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render the products in our current portfolio obsolete. See the risk factor “Our business is changing and our revenues may in the future depend on the success of one new technology provided by a third party supplier.” In addition, certain of the products we sell must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require such products to be redesigned, and any such redesign might not be possible on a timely basis or achieve market acceptance. Furthermore, some of the products we sell rely on weaknesses of commonly used protocols and if such weakness were identified and patched and we were unable to respond to such technological challenges in a timely manner, our business may be adversely affected. If we were unable to develop, license or acquire products that are competitive in technology and price and responsive to customer needs, there would be a material adverse effect on our business, financial condition and results of operations.

In order to successfully compete in all sectors of our business, including security projects awarded through competitive bids, we may be required to commit to provide certain technologies and solutions which are still under development or which we will have to develop, license or acquire specifically for that customer. This may increase the risk of technological difficulties that may prevent us from complying with our contractual obligations, expose us to possible penalties and legal claims, and affect the profitability of a project, which may have a negative impact on our business, financial condition and results of operations.

Our business is changing and our revenues may in the future depend on the success of one new technology provided by a third party supplier.

In November 2015, we introduced ULIN, a new product based on a new technology allowing for the interception of all generations of cellular communication to the market. We currently expect that ULIN will be a material growth driver for our company in 2016, that our revenues for 2016 will be more weighted towards ULIN sales, and that our future growth will be dependent on the successful implementation and customer adoption of ULIN. However, customer adoption of ULIN may be slower than we currently anticipate, and we cannot assure you that the market or demand for the ULIN system will be sustained or grow as rapidly as we expect (if at all), or that we will successfully be able to upgrade or introduce new applications for the ULIN system.

Furthermore, since the introduction of ULIN, while we have continued to offer our existing cellular interception solutions and products, we have experienced a significant decline in sales of our existing portfolio of products within the cellular interception category, in part due to customers electing to put a hold on any potential purchase orders for similar products to wait for the fully developed products based on a newer technology. We cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. If we are unable to achieve increased customer adoption of ULIN, our business, financial condition and results of operations would be materially adversely affected.

All our ULIN sales are based on a reseller agreement granting us a worldwide exclusive right to sell ULIN, which automatically terminates in October 2018 and may be terminated by either party under certain specific circumstances. See "Item 4. Information on the Company - Business Overview - Manufacturing and Suppliers" for a description of the agreement. The owner of ULIN is an unrelated third party supplier and, as such, we have no ability to exert any influence over the business or employees of the supplier. Further, the supplier is a newly established corporation with a short operating history and is still unknown in the industry. If the supplier ceases operations or is unable to deliver ULIN in the quantities and quality required by us, is unable to attract or retain its key personnel or fails to adequately upgrade and develop ULIN in order for it to remain competitive, our business, financial condition and results of operations would be materially adversely affected. Further, under the reseller agreement, we must obtain the supplier’s consent to, among other things, manufacture, sell or market any product which is competitive with ULIN. If the supplier does not give its timely consent to any such action, our business, financial condition and results of operations would be materially adversely affected.

In addition, we are investing in an upgrade of the ULIN infrastructure to accommodate the expected demand for ULIN. We do not expect that the investment in infrastructure upgrades will materially change our capital expenditures for 2016; however, it has and will continue to require significant attention from our management and other key personnel and may require expansion of our sales network to accommodate the higher value and complexity of ULIN sales as well as the currently expected demand.

We face risks relating to large projects.

The larger and more complex our customers’ projects are, the greater the risks associated with such projects. Moreover, these risks are increased due to our need to custom design our solutions to meet each customer’s specific needs. These risks may include exposure to penalties and liabilities resulting from a breach of contract, inability to fully integrate the needed products with any required third party products and inability to effectively combine various technologies into customized solutions. In some of these projects we may use domestic or overseas subcontractors for various planning aspects, solution development, integration, delivery and the successful and timely completion. We may be held liable for the failure of our subcontractors, from whom we may have no recourse. Additionally, to the extent that we cannot engage such subcontractors, partners or specialists or cannot engage them on a competitive basis, our ability to complete a project in a timely fashion or at a profit may be impaired.

We may experience fluctuations in being selected for such large projects, which correspondingly may result in substantial fluctuations in our income and results of operations, as revenues from large projects are likely to be a single occurrence and nonrecurring. In addition, there may be fluctuations in cash collection and revenue recognition with respect to such projects due to, among other things, a substantial period of time often elapsing from the time we enter into negotiations until we actually sell the project to the specific customer.

The sophisticated nature of our solutions, customization of solutions based on specific customer needs, sales cycle and unpredictable sales terms and timing may create uncertainty in, or negatively impact, our operating results and make such results more volatile and difficult to predict.

The timing of our sales cycle ranges from as little as a few weeks to more than a year. Our larger sales, which we emphasize in our sales strategy, typically require a minimum of a few months to consummate. As the length or complexity of a sales process increases, so does the risk of not successfully closing the sale. Larger sales are often made by competitive bid, which also increases the time and uncertainty associated with such opportunities. In addition, because many of our solutions are sophisticated, customers may also require education on the value and functionality of our solutions as part of the sales process, further extending the time frame and uncertainty of the process. Longer sales cycles, competitive bid processes, customizing solutions based on specific customer needs and the need to educate customers means that:

●	There is greater risk of customers deferring, scaling back or cancelling sales as a result of, among other things, their receipt of a competitive proposal, changes in budgets and purchasing priorities or the introduction or anticipated introduction of new or enhanced products by us or our competitors during the process.

●	We may make a significant investment of time and money in opportunities that do not come to fruition, which investment may not be usable or recoverable in future projects.

●	We may be required to bid on a project in advance of the completion of its design or be required to begin implementation of a project in advance of finalizing a sale, in either case, increasing the risk of unforeseen technological difficulties or cost overruns.

●	We face greater downside risks if we do not correctly and efficiently deploy limited personnel and financial resources and convert such sales opportunities into orders.

Additionally, after the completion of a sale of a specific solution or a more sophisticated product, our customers may need assistance from us in making full use of the functionality of these solutions or products, in realizing all of their benefits or in implementation generally. If we are unable to assist our customers in realizing the benefits they expect from the solutions and products that we sell, demand for such solutions and products may decline and our operating results may be adversely affected.

The extended time frame and uncertainty associated with many of our sales opportunities also make it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period.

Our uneven sales patterns could significantly impact our revenues and earnings, which could cause us to not reach our forecasts.

The timing in which transactions are entered into may shift from one quarter to another, due to, among other things, a shifting by our buyers of their buying decisions, resulting in the shifting of booking and revenues from one quarter to another. Our ability to forecast our operating results from quarter to quarter is also impacted by the fact that pricing, margins, and other deal terms may vary substantially from transaction to transaction, especially across business lines. Additionally, because we emphasize larger transactions with a higher value in our sales strategy, a substantial period of time often elapses from the time we enter into negotiations until we actually sell the product to the specific customer, and the deferral or loss of one or more significant orders or a delay in a large implementation could therefore materially adversely affect our operating results, especially in a given quarter.

Further, we now expect our revenues for 2016 to be more weighted towards ULIN sales. As ULIN is a new solution with unpredictable sales cycles and a pricing model which is still being developed, our revenue visibility may be significantly reduced in the short-term, which makes it harder to provide adequate forecasts. Until we have clarity on the sales cycle, and a better understanding of the timing and implementation for a relatively small number of larger deals, we are not providing forecasts for 2016 and we are not reaffirming the forecast for 2016 previously provided in connection with the Business Combination.

We might not meet our expectations or those of industry analysts in a particular future quarter or a fiscal year, including as a result of the factors described in these Risk Factors.

If we cannot retain and recruit key personnel, our business may suffer and our ability to operate and grow our business may be impaired.

We depend on the continued service and performance of our senior management and key personnel, including Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, to run and grow our business. As of December 31, 2015, we employed 17 individuals on a full-time basis and 3 individuals on a part-time basis, comprised of administrators, marketing and technical personnel. Due to the size and composition of our employed staff, we rely on our ability to attract and retain a sufficient number of independent contractors within the areas of research and development, sales and marketing, to maintain and grow our business. We may not be able to continue to retain and attract such personnel and the loss of the services of these persons could adversely affect our business. Members of our senior management team may resign at any time (subject to applicable contractual advance notice periods).

To remain successful and to grow, we also need to retain existing employees and attract new employees who understand and/or have experience with our solutions, products, services and markets, especially new markets and growth areas we may enter. As we grow, we must also enhance and expand our management team to execute on new and larger agendas and challenges and recruit and retain qualified engineers and project managers to perform research and development and to commercialize the products we sell, as well as qualified personnel to market and sell those products. The market for qualified personnel is competitive in the geographic markets in which we operate and may be limited especially in areas of emerging technology, and we may be at a competitive disadvantage to companies with greater brand recognition or financial resources in recruiting. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Moreover, if we are not able to properly balance investment in personnel with growth in our business, our profitability may be adversely affected. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry, and we may not be able to offer current and potential employees a compensation package that is satisfactory in order to retain or recruit them.

We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

Our business and operations are subject to regulatory requirements in Israel and elsewhere, including, among other things, with respect to government contracts, export control, labor, tax, anti-corruption, data privacy and protection, and communications monitoring and interception. Regulatory requirements are subject to constant change that may have a material impact on our operations. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements vary from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business, such as for the marketing or sale or import or export of products and services.

We cannot assure you that our methods of and policies for doing business will be adequate for new markets, including the United States, or that we will be able to modify such methods or policies in a manner that allows us to enter into specific markets, including the United States. Violations of applicable laws or regulations may harm our reputation and deter governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business, and damage to our reputation.

Our business, results of operations and financial condition could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our business and products, us or our employees (including labor laws and regulations) are implemented or changed. Among these laws and regulations, there are requirements in Israel and other territories in relation to import and export controls, data privacy and protection, anti-bribery and anti-corruption, labor, tax and environmental and social issues. While we make every effort to comply with such requirements, we cannot assure you that we will be fully successful in our efforts, and that our business will not be harmed. Failure to comply with applicable laws and regulations could result in fines, damages, civil liability and criminal sanctions against us, our officers and our employees, prohibit us from conducting our business and damage our reputation.

The occurrence of privacy or information security breaches (or the belief that any such breach has occurred) in the operation of our business or by third parties using a product or solution obtained through us could harm our business, financial condition and operating results. Some of our customers use the products to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. The perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user or consumer could negatively impact our business. If, in handling this information, we fail to comply with applicable privacy legislation or procedures, we could incur civil liability to governmental agencies or any customers and individuals whose privacy was compromised. Further, there are growing compliance and regulatory initiatives and changes for governments around the world that are driven by events and concerns such as accounting scandals, security threats and economic conditions.

While we attempt to prepare in advance for these new initiatives and standards, we cannot assure you that we will be successful in our efforts, that such changes will not negatively affect the demand for the products and services we offer, or that our competitors will not be more successful or prepared than us. Alternatively, a reduction in the implementation of compliance and regulatory requirements in the industries in which we operate could materially adversely affect our business and results of operations.

We may be limited in our ability to transfer or outsource certain aspects of our business to certain jurisdictions, and may be limited in our ability to undertake development activities in certain jurisdictions, which may impede our efficiency and adversely affect our business results of operations.

For certain products, components and services, we rely on third party suppliers, manufacturers and partners, and if these relationships are interrupted we may not be able to obtain substitute suppliers, manufacturers or partners on favorable terms or at all and we may be subject to other adverse effects.

Although we generally use standard parts and components in our products, we do rely on non-affiliated suppliers and original equipment manufacturer, or OEM, partners for certain non-standard products or components which may be critical to our products, including both hardware and software, and on manufacturers of assemblies that are incorporated into our products. During the years ended December 31, 2015, 2014 and 2013, payments to our three largest suppliers comprised 70%, 79% and 55% of cost of revenues, respectively, and one supplier accounted for 43%, 33% and 34% of cost of revenues in such periods, respectively.

In October 2015, we entered into an agreement with a third party supplier who designs and licenses the ULIN products. This agreement may in the future account for a significant portion of our vendor costs as well as our revenue generation. See the risk factor “Our business is changing and our revenues may in the future depend on the success of one new technology provided by a third party supplier.”

Due to our limited staff, our competitiveness, business and future growth is highly dependent on research and development activities performed by external suppliers and contractors, and our ability to retain exclusive access to these suppliers and contractors as well as their technology. Our reliance on a limited number of suppliers involves risks. In the event that a key supplier, including in particular the supplier of ULIN, ceases operations or otherwise ceases to do business with us, it may take a substantial amount of time and expense for us to secure substitute suppliers. We also purchase technology, license intellectual property rights and oversee third party development and localization of certain products and components, in some cases, by or from companies that may compete with us or work with our competitors. While we endeavor to use larger, more established suppliers, manufacturers and partners wherever possible, in some cases, these providers may be smaller, less established companies, particularly in the case of suppliers of new or unique technologies that we have not developed internally, such as ULIN. In addition, in certain cases, we are dependent on sole-source suppliers for some components. If any of these sole-source suppliers fails to meet our needs, we may not have readily available alternatives. Our ability to fill our supply needs could jeopardize our ability to satisfactorily and timely complete our obligations under our government and other contracts.

If these suppliers, manufacturers or partners experience financial, operational, manufacturing capacity or quality assurance difficulties, cease production and sale of the products we buy from them entirely, or there is any other disruption, including loss of license, OEM or distribution rights, including as a result of the acquisition of a supplier or partner by a competitor, we will be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, to redesign our products and/or to remove certain features from our products, any of which would be likely to increase expenses, create delivery delays and negatively impact our sales. Although we endeavor to put in place contracts with key providers, and attempt to identify redundant suppliers for particular components, we may not be able to enter into such contracts or purchase from redundant suppliers. If we are able to enter into such contracts we may not be successful in obtaining adequate protections, these agreements may be short-term in duration and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted. In addition, by utilizing third party suppliers, manufacturers and partners, we run the risks that the reputation and competitiveness of the products and services we offer may deteriorate as a result of the reduction of our control over quality and delivery schedules and the consequent risk that we will experience supply interruptions and be subject to escalating cost; and our competitiveness may be harmed by the failure of our subcontractors to develop, implement or maintain manufacturing methods appropriate for our product portfolio and our customers. Moreover, because most of our contracts are with governments and governmental agencies, we may be limited in the third parties we can engage as component manufacturers due to security clearance requirements.

Further, as suppliers discontinue their products, modify them in manners incompatible with our current use or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. Although we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our alternative sources of supply would be sufficient to avoid a material interruption or delay in deliveries and in availability of spare parts.

We face risks related to the concentration of third party resellers and direct customers with whom we do business and, if we are unable to establish and maintain our relationships with such resellers and customers, our business and ability to grow could be materially adversely affected.

We conduct business with a relatively small number of third party resellers (i.e., resellers, distributors and system integrators) and direct customers, each of which could be material to our business. With respect to sales in many regions and countries, we sell to third party resellers that, in turn, resell our products to various security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies. For the years ended December 31, 2015, 2014 and 2013, one significant reseller accounted for 66%, 33% and 65% of our revenues, respectively, and one other reseller in each such fiscal period accounted for 13%, 29% and 17% of our revenues, respectively. We expect that our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future. There can be no assurance that we will be able to retain these key resellers and customers or that such resellers and customers will not cancel purchase orders, reschedule or decrease their level of purchases. Loss, cancellation, deferral of business by, or failure to receive new contracts, renewals or follow-on contracts from, such resellers and customers could have a material adverse effect on our business and operating results.

To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with other third party resellers. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to become a preferred partner for them. Our ability to establish and maintain our relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation, maintenance and price.

As our market opportunities change, our reliance on particular distribution channels and strategic partners may increase or we may need to create new strategic partnerships and alliances to address changing market needs, all of which may negatively impact our growth and gross margins. Certain of our current distribution channel partners or strategic partners currently compete with us or may enter into our markets in competition with us, which could result in the termination of our relationship with them or lead to a significant reduction in sales through related channels. In addition, certain of the suppliers of material components of our products offer their own competing products. There can be no assurance that we will be successful in maintaining, creating or expanding these channels and partnerships.

In addition, the execution of our growth strategy also depends on our ability to create new alliances and enter into strategic partnerships with certain market players and in certain markets. Even if we are able to enter into such alliances, it may be under terms that are not favorable to us, or we may not be able to realize the benefits that are anticipated through such alliances. If we are not successful at these efforts, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.

Our solutions may contain defects or may be vulnerable to cyber-attacks, which could expose us to both financial and non-financial damages.

Many of our existing solutions are, and future solutions are expected to be, sophisticated and may develop operational problems. New products and new product versions, and the incorporation of third party products into our solutions, also give rise to the risk of defects or errors. These defects or errors may relate to the operation or the security of the products and could result in product returns, loss of or delay in market acceptance of the products, loss of our competitive position or claims by customers or others, which would seriously harm our revenues, financial condition and results of operations. Moreover, even well-designed and tested products may be vulnerable to cyber-attacks. If we do not discover and remedy such defects, errors or other operational or security problems until after a product has been released to customers, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities. Furthermore, correcting and repairing such errors, failures or defects could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing. The identification of errors in the products we sell (including components provided by third party suppliers), the detection of bugs by our customers, or a successful cyber-attack on one of the products even absent a defect or error, may damage our reputation in the market as well as our relationships with existing customers, which may result in our inability to retain our customers or attract new customers, which could have a material adverse effect on our results or financial condition.

We are dependent on the efforts of contractors for projects in which we serve as subcontractor.

For certain projects, we act as subcontractors and depend on the conduct of and our relationship with the relevant general contractors. If one or more of these contractors experience financial or operational difficulties, we could experience an interruption in our operations. There is a risk that we may have disputes with our contractors arising from, among other things, the quality and timeliness of work performed by us, in which case our operating results could temporarily suffer until such disputes are resolved. Furthermore, disagreements with our contractors could lead to the assertion of rights and remedies under their contracts and increase the cost of the project or result in a contractor’s unwillingness to perform further work on the project. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its own agreement for any reason or terminates the agreement, we may be required to be engaged by a substitute contractor in order to continue our work on the project, which would likely result in significant project delays and increased costs.

Our employees or other third parties may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors, consultants or distributors may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates export control laws or other regulations or manufacturing standards. Furthermore, the protection of our proprietary data and that of our clients is critical to our reputation and the success of our business. Our clients have a high expectation that we will adequately protect their confidential information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits U.S. companies as well as foreign companies with a class of securities listed on a national securities exchange in the United Sates or quoted on the over-the-counter market in the United States from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in certain countries. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

It is not always possible to identify and deter misconduct or negligence by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, regulations or contractual obligations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material adverse effect on our business and results of operations, including the imposition of civil, criminal and administrative penalties, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our ability to operate our business and our results of operations.

Ability’s sales and marketing efforts are negatively affected by customer confidentiality obligations.

Substantially all of Ability’s customers do not permit Ability to identify them as customers due to the sensitive nature of Ability’s products and the projects it undertakes on their behalf, including due to national security concerns for certain government customers. Accordingly, Ability is not able to identify its customers in its marketing and sales materials or the specific purpose for which certain products were sold or projects were undertaken. Moreover, Ability is unable to use substantially all of its customers as referral sources. These limitations could adversely affect Ability’s marketing and sales efforts.

Because many of our contracts and projects are classified for national security reasons, we may not be able to provide important information to the public.

To date, a majority of our revenue has been derived from contracts which are classified by certain governments for national security reasons. Therefore, we are prohibited from filing these contracts as exhibits to our reports, registration statements and other filings with the U.S. Securities and Exchange Commission (the “SEC”) and in our press releases. The specific aspects of our technologies are highly sensitive to ongoing military operations, homeland security issues and criminal activity and are largely classified under our customers’ guidelines and, consequently, cannot be disclosed publicly. Such absence of explanation, detail and discussion may prohibit us from providing details that an investor may find meaningful, cause many individuals and investors to question our level of disclosure and discourage potential investors from investing in our securities. Accordingly, investors may not have important information concerning our businesses and operations with which to make an informed investment decision.

We are subject to risks associated with doing business globally.

Currently, all of our operations are outside of the United States. The countries and regions in which we have our most significant foreign operations include Latin America, Israel (mainly to resellers in Israel that sell to end users outside of Israel) and Asia, and we intend to continue to expand our operations internationally. We sell throughout the world and intend to continue to increase our penetration of international markets. For the years ended December 31, 2015, 2014 and 2013, approximately 84%, 68% and 89% of our revenues, respectively, were derived from sales to customers outside of Israel and the remainder of our sales were to customers in Israel, however, for each such period, most of Israeli sales represent sales to Israeli integrators that have sold to end users outside of Israel. Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. We believe our business may suffer if we are unable to successfully expand into new regions, as well as maintain and expand our existing foreign operations. In addition to risks related to currency exchange rate fluctuations, risks that affect our foreign operations include changes in exchange controls, changes in taxation and potentially adverse tax consequences in operating in certain countries, import limitations, policies and procedures that protect local suppliers, recruitment and retention of foreign employees, export control restrictions, changes in or violations of applicable law or regulations, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, competition in foreign countries, product customization or localization issues, challenges in collection of accounts receivable and longer payment cycles, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Any of these risks could have an adverse effect on our business, results of operations and financial condition.

As we continue to explore the expansion of our global reach, an increasing focus of our business may be in emerging markets. In many emerging markets, we may face risks that are more significant than if we were to do business in developed countries, including risks relating to underdeveloped legal systems, unstable governments and economies, and potential governmental actions affecting the flow of goods and currency. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations, business, financial condition and results of operations.

Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability and growth.

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain our market share, remain profitable, invest and grow. We will also encounter new competitors as we expand into new markets. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. In addition, system integrators, as well as infrastructure vendors, may decide in the future to enter our market space and compete with us by comprehensive solutions. We also face competition from solutions developed internally by our customers. To the extent that we cannot compete effectively, our market share and, therefore, results of operations could be materially adversely affected.

Because price and related terms are key considerations for many of our customers, we may, from time to time, have to accept less-favorable payment terms, lower our sales prices, and/or reduce our cost structure, including reducing headcount or investment in research and development, in order to remain competitive. If we are forced to take these kinds of actions to remain competitive in the short-term, such actions may adversely impact our ability to compete in the long-term. Prices for some of our solutions have decreased throughout the market in recent years, primarily due to competitive pressure. We cannot assure you that the prices of those or other solutions will not continue to decrease or that our gross profit will not decrease as a result.

New potential entrants to our markets may lead to the widespread availability and standardization of some of the products and services, which could result in the commoditization of the products and services we offer, reduce the demand for such products and services and drive us to lower our prices.

Incorrect or improper use of the products and solutions in our portfolio or failure to properly provide professional services and maintenance services could result in negative publicity and legal liability.

The products and solutions we sell are complex and are deployed in a wide variety of network environments. The proper use of these products requires training and, if the products are not used correctly or as intended, insufficient results may be produced. The products may also be intentionally misused or abused by our customers. The incorrect or improper use of these products and solutions or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our customers may result in losses suffered by our customers, which could result in negative publicity and product liability or other legal claims against us.

Furthermore, the use of our solutions by a government to conduct interception in violation of such government’s laws could result in negative publicity or even legal claims against us. Public incidents, such as the attack on, and infiltration of, Google Inc.’s corporate infrastructure, suspected to have been sponsored by a foreign government, and the various data leaks publicized by WikiLeaks, have demonstrated the societal pressures and legal issues regarding the use of surveillance and interception technologies by governments.

For certain products, we rely on software from third parties. If we lose the right to use that software, we would have to spend additional capital to redesign our existing software to adhere to new third party providers or develop new software.

We integrate and utilize various third party software products as components of our products and solutions to enhance their functionality. Our business could be disrupted if functional versions of these software products were either no longer available to us on commercially reasonable terms or at all. In addition, some of our third party vendors use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. If we lost the right to use such third party software, we would be required to spend additional capital to either redesign our software to function with alternate third party software or develop these components ourselves. As a result, we might be forced to limit the features available in our current or future products and solutions offerings and the commercial release of our products and solutions could be delayed.

Furthermore, if we were required to or otherwise determined to utilize software components from certain jurisdictions, such as Israel, local export control laws would impose a regulatory burden that may materially affect our business and operations.

Political or public perception factors may adversely affect our business.

We may experience negative publicity or other adverse impacts on our business if we sell to countries that are considered disfavored by the media or political or social rights organizations even though such transactions may be permissible under applicable law.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, and adverse economic conditions in markets in which we operate may harm our business. If our clients significantly reduce spending in areas in which our solutions are utilized, or prioritize other expenditures over our solutions, our business, results of operations and financial condition would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products and services on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

In addition, the occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations are located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

Our future success depends on our ability to enhance our existing operations, execute on our growth strategy and properly manage investment in our business and operations.

We have experienced significant growth in recent years and our existing infrastructure, systems, processes, and personnel may not be adequate for our current or future needs. A key element of our strategy is to continue to invest in, enhance and secure our business and operations and grow, both organically and through acquisitions. Investments in, among other things, new markets, new products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion and headcount are critical components in achieving this strategy. Our ability to implement this portion of our growth strategy is dependent on our ability to market solutions and products on a larger scale, increase our brand recognition and enter into distribution and other strategic arrangements with third party suppliers and distributors, as well as manage growth in administrative overhead and distribution costs likely to result from our possible geographic expansion, particularly in Europe and the United States.

However, such investments and efforts may not be successful, especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our short-term profitability. Our success depends on our ability to effectively and efficiently enhance our existing operations and execute on our growth strategy, balance the extent and timing of investments with the associated impact on expenses and profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale and compete in the new areas or new markets and with the new solutions in which we have invested. If we are unable to effectively and efficiently enhance our existing operations, execute on our growth strategy and properly manage our investments, focus and expenditures, our results of operations and market share may be materially adversely affected.

Our acquisition and investment activities present certain risks to our business, operations and financial position.

We expect that acquisitions and investments will be a part of our growth strategy. Successful execution following the closing of an acquisition or investment is paramount to achieving the anticipated benefits of the transaction. The process for acquiring a company may take from several months up to a year and costs can vary greatly. We may also compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. In addition, we may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. As a result, it may be more difficult for us to identify suitable acquisition or investment targets or to consummate acquisitions or investments on acceptable terms or at all. If we are not able to execute on our acquisition strategy, we may not be able to achieve our growth strategy and may lose market shares.

The process of integrating an acquired company’s business or new technologies is challenging and may result in expected or unexpected operating or compliance challenges, which may require significant expenditures and a significant amount of our management’s attention that would otherwise be focused on the ongoing operation of our business. These potential difficulties or risks include, among others:

●	the effect of an acquisition on our financial and strategic position and our reputation;

●	risk that we fail to successfully implement a business plan for the combined business;

●	risk that we are unable to obtain the anticipated benefits of an acquisition, including synergies or economies of scale;

●	risk that we are unable to complete development and/or integration of acquired technologies;

●	risk that the market does not accept the integrated product portfolio;

●	challenges in reconciling business practices or integrating product development activities, logistics, information technology or other systems;

●	challenges in reconciling accounting issues, especially if an acquired company utilizes accounting principles different from those we use;

●	retention risk with respect to key customers, suppliers and employees and challenges in retaining, assimilating and training new employees;

●	challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses and permits; and

●	potential impact on our internal control over financial reporting.

Acquisitions and/or investments may also result in the expenditure of available cash and amortization expenses or write-downs related to intangible assets such as goodwill, any of which could have a material adverse effect on our operating results or financial condition. Investments in immature businesses with unproven track records and technologies have an especially high degree of risk, with the possibility that we may lose the value of our entire investment or incur additional unexpected liabilities. Large or costly acquisitions or investments may also diminish our capital resources and liquidity or limit our ability to engage in additional transactions for a period of time.

All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company’s products, market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time.

We may not be able to obtain the necessary regulatory approvals, including those of antitrust authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

In addition, in the future we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute our growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders.

The mishandling or the perceived mishandling of sensitive information could harm our business.

The products we sell are in some cases used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities. While our customers’ use of the products in no way affords us access to the customer’s sensitive or confidential information or data, we or our partners may receive or come into contact with such information or data, including personally identifiable information, when we are asked to perform services or support functions for our customers. We or our partners may also receive or come into contact with such information or data in connection with the use of our solutions. We have implemented procedures and use information technology systems to help ensure the proper handling of such information and data. However, these measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot safeguard against all risks at all times. The improper handling of sensitive data, or even the perception of such mishandling (whether or not valid), or other security lapses by us or our partners or within the products, could reduce demand for such products or otherwise expose us to financial or reputational harm or legal liability.

Developing and marketing of applications of the products we sell for commercial use are subject to risks and uncertainties.

We believe there are potential applications of the technology underlying the products in our portfolio for commercial use, although we currently do not have specific plans to pursue such commercial applications. If, however, we determine to pursue commercial applications of the products, we may be exposed to additional risks related to the sale for commercial use. These risks may include additional regulatory restrictions and a different competitive environment. The marketing for commercial use may also require marketing personnel with skills that are different from those held by our current marketing staff. The need to comply with additional regulatory restrictions or hire additional marketing personnel could negatively impact our business or results of operations.

We are considering entering into the U.S. market, which may expose our business to additional risks.

We are considering entry into the U.S. market. In order to do so, we believe we must establish a relationship with a local U.S. market participant that has existing relationships with potential customers and distribution capabilities. We will also need to develop a strategy to differentiate the product we offer for sale within the United States from those outside of the United States so that any non-U.S. products do not fall under U.S. export control restrictions. Upon entering the U.S. market, we may become subject to additional U.S. regulatory requirements. As we anticipate that our future sales in the United States will be made primarily to U.S. governmental agencies, we will be further exposed to all of the risks related to government contracts. See the risk factor “We face risks relating to government spending and contracts with governments and governmental agencies” above. There can be no assurance that we will develop a successful strategy to enter the U.S. market, or that we will be able to enter or successfully compete in that market.

In addition, the entrance into the U.S. market will also expose us to risks relating to U.S. regulatory requirements regarding customer use of the products. For example, in September 2015, the U.S. Justice Department announced a new policy requiring federal law enforcement officials to obtain a search warrant prior to using secretive and intrusive cell-phone tracking technology. This new policy could make the U.S. market less attractive to us and could adversely affect demand for the products we offer in the United States. We believe that the current regulatory environment, specifically privacy issues, in the United States is challenging and see more opportunities for sales in Asia and Latin America in the near-term. As a result, we plan to be conservative in our approach to the U.S. market.

Risks Related to our Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

Our headquarters is located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the State of Israel was established in 1948, the State of Israel and its economy had experienced significant growth and expansion, coupled with an increase in the standard of living, and has developed one of the most advanced high-tech industries in the world. However, it continues to face many geo-political and other challenges that may affect companies located in Israel, such as ours. For example, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various peace agreements with Egypt and Jordan as well as comprehensive agreements with the Palestinian Authority, there continues to be unrest and terrorist activity in Israel with varying levels of severity, as well as ongoing hostilities and armed conflicts between Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip. The effects of these hostilities and violence on the Israeli economy and our operations are unclear, and we cannot predict the effect on us of a further increase in these hostilities or any future armed conflict, political instability or violence in the region. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, boycotts or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli aftermarket product subcontractors and suppliers may cease operations, which may cause delays in the distribution and sale of our aftermarket products. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupt the ongoing operation of our offices, our ability to operate could be materially adversely affected. The impact of Israel’s relations with its Arab neighbors in general, or on our operations in the region in particular, remains uncertain. The establishment of new fundamentalist Islamic regimes or governments more hostile to Israel could have serious consequences for the stability in the region, place additional political, economic and military confines upon Israel, materially adversely affect our operations and limit our ability to sell our products to countries in the region.

Additionally, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries and groups have imposed or may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit our ability to obtain manufactured components and raw materials from these countries or sell our products to companies in these countries. Furthermore, the Boycott, Divestment and Sanctions Movement, a global campaign attempting to increase economic and political pressure on Israel to comply with the stated goals of the movement, may gain increased traction and result in a boycott of Israeli products and services. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business, results of operations and financial condition.

We are subject to stringent export control regulations.

The Israeli government has adopted and amended laws and regulations regarding military and defense export controls, as well as the export of “dual use” items, and many of our suppliers are subject to national export regimes. Some of the solutions we offer incorporate decryption technology, which is subject to Israeli export control and may also be subject to non-Israeli export control when supplied from non-Israeli suppliers. If the required government approvals are not obtained, our ability to market, sell and export the products could be negatively impacted, which would result in a reduction in our revenues.

Certain of our activities are exempt from Israeli export control under the current export control regime as these activities do not involve the export of Israeli-controlled items from Israel, but rather the sale by us of items of non-Israeli origin (as such term and items are defined by the Israeli Defense Export Control Law, 5766-2007 (the “2007 Law”), to non-Israeli entities, which activities are referred to as “Brokerage” under the 2007 Law. This exemption is due to the fact that the chapter of the 2007 Law relating to Brokerage transactions has not entered into force to date. If such Chapter were to enter into force and apply to Brokerage transactions (even if such Brokerage does not involve the export of controlled goods from Israel), we may be required to obtain additional licenses or modify our method of doing business in the future.

The tax benefits that are available to Ability under Israeli law require it to meet various conditions and may be terminated or reduced in the future, which could increase its Israeli tax liability.

Ability is eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The standard corporate tax rate for Israeli companies was 25% in 2012 and 2013, was increased to 26.5% for 2014 and 2015 and was reduced to 25% for 2016 and thereafter. Due to Ability’s “Preferred Enterprise” status, Ability expects to benefit from a reduced tax rate of 16% in 2015 and thereafter with respect to taxable income generated by the Preferred Enterprise, and all other taxable income will be subject to the standard corporate tax rate. If these tax benefits are reduced, cancelled or discontinued, for whatever reason, including lack of compliance with the requirements of the Investment Law, Ability’s Israeli taxable income would be subject to standard Israeli corporate tax rates and it may be required to pay incremental taxes over the reduced tax rates under the Preferred Enterprise as discussed above, plus indexation, interest and possibly penalties thereon. Additionally, if Ability increases its activities outside of Israel through acquisitions, for example, Ability’s expanded activities outside of Israel might not be eligible for inclusion in future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefits available under the Investment Law, which could also adversely affect Ability’s global tax rate and the results of its operations.

Risks Relating to Incorporation in the Cayman Islands

As we are a Cayman Islands company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers, and our shareholders may face difficulties in protecting their interest and rights through the U.S. federal courts.

We are a Cayman Islands exempted company, and most of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Further, we have no agent for service of process within the United States, which would make it difficult for investors to effect service of process in the United States on us or our directors and officers who reside outside the United States, or to recover against us or our directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of U.S. federal securities laws.

Our corporate affairs are governed by our charter documents, consisting of our memorandum and articles of association, by the Companies Law (2013 Revision) of the Cayman Islands (as supplemented or amended from time to time) (the “Companies Law”) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in jurisdictions such as the United States. The common law of the Cayman Islands is derived, in part, from relatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding in the Cayman Islands. In particular, the Cayman Islands has a different body of securities laws compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in the United States. Such differences may mean that our minority shareholders may have less protection than they would have had under the laws of the United States. The less protective nature of such laws in the Cayman Islands may make it more difficult for our shareholders to protect their interests in the face of actions by our management or directors than shareholders of a corporation incorporated in other jurisdictions. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC, for any taxable year, a foreign corporation will generally continue to be treated as PFIC for all subsequent taxable years. If we were to be a PFIC, and a U.S. Holder (as defined in “Item 10E. Taxation-United States Federal Income Taxation”) does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our operating business assets declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. Although we do not believe that we were a PFIC in 2015, in light of the periodic asset and income tests applicable in making this determination, no assurance can be given that we will not become a PFIC in any future year. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the U.S. Internal Revenue Service (“IRS”) determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a QEF election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

Certain provisions of our amended and restated articles of incorporation and our amended and restated bylaws may make it difficult for shareholders to change the composition of our board of directors and may discourage, delay or prevent a merger or acquisition that some shareholders may consider beneficial.

Certain provisions of our amended and restated articles of association may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of our company and our shareholders. The provisions in our amended and restated articles of association include, among other things, those that:

●	authorize our board of directors to issue preferred shares and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

●	establish advance notice procedures for nominating directors or presenting matters at shareholder meetings; and

●	limit the persons who may call special meetings of shareholders.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the shareholders may believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management members by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

We report under the Securities Exchange Act of 1934 (the “Exchange Act”) as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their Annual Reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their Annual Report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NASDAQ requirements, which may result in less protection than under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we have elected to follow home country practice in the Cayman Islands with regard to quorum requirements at general meetings of our shareholders. In addition, we intend to follow our home country law instead of the Listing Rules of the NASDAQ Stock Market that require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

Intellectual Property and Data/Systems Security

Our intellectual property may not be adequately protected.

We believe that many participants in the defense and security industries do not register patents or other intellectual property in the ordinary course of business. In order to safeguard our unpatented proprietary know-how, trade secrets and technology, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and other third parties having access to our confidential information. There can be no assurance that these measures will adequately protect us from improper disclosure or misappropriation of our proprietary information.

Preventing unauthorized use or infringement of our intellectual property rights is difficult even in jurisdictions with well-established legal protections for intellectual property such as the United States. It may be even more difficult to protect our intellectual property in other jurisdictions where legal protections for intellectual property rights are less established. If we are unable to adequately protect our intellectual property against unauthorized third party use or infringement, our competitive position could be adversely affected.

Our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

The technology industry is characterized by frequent allegations of intellectual property infringement. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us, either with respect to our own intellectual property or intellectual property we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual against Ability and its shareholders. The lawsuit amount for registration fee purposes is NIS 5 million (approximately $1.3 million), however the plaintiffs did not specify the demanded compensation amount. The plaintiffs allege that certain of Ability’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demand that Ability and/or its shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. We believe the allegations are without merit and intend to vigorously defend against them. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” We may not be successful in defending such litigation, including the pending litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

Third parties may also assert infringement claims against our customers. Subject to certain limitations, we sometimes indemnify our customers and resellers with respect to infringement by our products of the proprietary rights of third parties, which, in some cases, may not be limited to a specified maximum amount and for which we may not have sufficient insurance coverage or adequate indemnification in the case of intellectual property licensed from a third party. If any of these claims succeed, we may be forced to pay damages, be subject to injunction with respect to the use or sale of certain products, be required to obtain licenses for the products our customers or partners use, which may not be available on reasonable terms, or incur significant expenses in developing non-infringing alternatives.

We face risks relating to our use of certain “open source” software tools.

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future. In addition, certain third party software that we embed in our products contains open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

We may be subject to information technology system failures or disruptions that could harm our operations, financial condition or reputation.

We rely extensively on information technology systems to operate and manage our business and to process, maintain and safeguard information, including information belonging to our customers, partners, and personnel.

These systems may be subject to failures or disruptions as a result of, among other things, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, acts of terrorism or war, physical security breaches, computer viruses, or other cyber-attacks. Cyber-attacks are becoming increasingly sophisticated and in many cases may not be identified until a security breach actually occurs. We have experienced cyber-attacks in the past and may experience them in the future, potentially with greater frequency. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security controls and other procedures that we follow may not prevent systems failures or disruptions. Such system failures or disruptions could subject us to research and development or production downtimes, delays in our ability to process orders, delays in our ability to provide products and services to customers, delays or errors in financial reporting, compromise, disclosure, or loss of sensitive or confidential information or intellectual property, destruction or corruption of data, financial losses from remedial actions, theft, liabilities to customers or other third parties, or damage to our reputation. Information system failures at one of our partners may also result in similar adverse consequences.

Any of the foregoing could harm our competitive position, result in a loss of customer confidence and materially and adversely affect our results of operations or financial condition.

Risks Related to our Company

Our internal control over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business.

We have identified the need to improve our information and internal control systems and intend to begin the process of implementing our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002, which require an annual management assessment of the effectiveness of our internal control over financial reporting. See the risk factor “Material weaknesses were noted in our financial reporting closing process with respect to cut-off procedures relating to expenses and revenue recognition in multiple element transactions, which resulted in a restatement to our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively, and failure to achieve and maintain effective internal control over such procedures could have a material adverse effect on our business.” We intend to establish formal policies, processes and practices related to financial reporting, identify key financial reporting risks and assess the potential impact of those risks to specific areas and activities within our organization that may need remediation. We have engaged an external consultant to assist us with the improvement of our information and control systems and to assist in our compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We also intend to enhance the formality and rigor of review and reconciliation of amounts due to major vendors.

Prior to the Business Combination, Ability was a privately held company and therefore its controls were not required to be designed or maintained in accordance with Exchange Act Rule 13a-15. The design of public company internal control over financial reporting following the Business Combination will require significant time and resources from our management and other personnel. As a result, management was unable, without incurring unreasonable effort or expense, to conduct an assessment of our internal control over financial reporting as of December 31, 2015. Therefore, we are excluding from this Annual Report management’s report on internal control over financial reporting as of December 31, 2015 pursuant to Section 215.02 of the SEC’s Compliance and Disclosure Interpretations of Regulation S-K.

If we are not able to implement and document the necessary policies, processes and controls to mitigate financial reporting risks, we may not be able to comply with the requirements of Sections 404(a) and (b) in a timely manner or with adequate compliance. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and in the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we were to report a material weakness in our internal control over financial reporting. This could materially adversely affect our business and lead to a decline in the price of our shares.

Material weaknesses were noted in our financial reporting closing process with respect to cut-off procedures relating to expenses and revenue recognition in multiple element transactions, which resulted in a restatement to our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively, and failure to achieve and maintain effective internal control over such procedures could have a material adverse effect on our business.

As part of our financial reporting closing process, material weaknesses in our internal control over financial reporting were identified with respect to cut-off procedures relating to expenses, as certain amounts due to two third parties had not been timely expensed, and revenue recognition in multiple element sale transactions had not been properly allocated and timely deferred, which resulted in a restatement of the consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively. For additional information, see Note 3 to the audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this Annual Report. Further, it was discovered that certain amounts were outstanding as of December 31, 2015, which could be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002. The outstanding balance has been repaid in full by the Ability shareholders. Further, in 2015, Ability was a victim of fraud committed by an outside, unrelated third party resulting in an unauthorized outgoing transfer of $0.5 million. We intend to address our internal control over financial reporting issues in order to remedy these material weaknesses. See “Our internal control over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business.”

A material weakness in our internal control over financial reporting entails that our controls do not ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified and that such information is accumulated and communicated to our management to allow for timely decisions regarding required disclosure. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and in the reliability of our financial statements. This could materially adversely affect our business and lead to a decline in the price of our shares.

The price of our ordinary shares may be volatile.

The price of our ordinary shares may fluctuate due to a variety of factors, including:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	initiation or settlement of litigation by or against us or the threat of potential litigation;

●	mergers and strategic alliances in the intelligence gathering and cyber security industries;

●	market prices and conditions in the intelligence gathering and cyber security markets;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

These market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance.

Our international operations subject us to currency exchange risk.

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including (among others) the NIS and Euro. Because our functional currency is the U.S. dollar, we must translate revenues, expenses, assets and liabilities denominated in non-U.S. dollar functional currencies into U.S. dollars using currency exchange rates in effect during or at the end of each reporting period. Therefore, changes in currency exchange rates affect our consolidated operating income. In addition, our net income is further impacted by the revaluation and settlement of monetary assets and liabilities denominated in currencies other than the functional currency, gains or losses on which are recorded within income (expense), net.

Our financial outlook does not assume fluctuations in currency exchange rates. Adverse fluctuations in currency exchange rates subsequent to providing our financial outlook could cause our actual results to differ materially from those anticipated in our outlook, which could negatively affect our business.

Our income tax rate is complex and subject to uncertainty.

Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous tax jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. The international nature of our structure and operations creates uncertainties. Taxes on income for interim periods are based on a forecast of Ability’s reduced tax rate of 16% with respect to income generated by its Preferred Enterprise, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss. We may not accurately forecast the various items that comprise the projections.

From time to time, we may be subject to income and other tax audits (including in Israel), the timing of which are unpredictable. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Any additional taxes could have a material adverse effect on our results of operations and financial condition.

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, in part stemming from public pressure to increase tax liabilities of corporations and to limit the ability to gain from strategic tax planning, with a focus on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition. In 2014 and 2015, the Israeli corporate tax rate increased until its reduction in 2016 and thereafter. Furthermore, the Israeli government may determine to reduce, phase out or eliminate entirely tax benefits currently available under certain government programs. If corporate tax rates increase or the tax benefits under such government programs were to be reduced or eliminated, our effective tax rate may increase, which could have a negative impact on our results of operations.

Our shareholder composition may make it difficult for shareholders to significantly influence the decisions of the general meeting.

As of completion of the Business Combination, more than 63% of our ordinary shares are held by the Ability shareholders, i.e., Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer. Consequently, the Ability shareholders may have the ability, either acting alone or jointly, to significantly influence or determine the outcome of specific matters submitted to the general meeting for approval, including amendments to our articles of association and election of members to our board of directors, and may make it difficult for other shareholders to significantly influence the outcome of a general meeting.

The interests of our major shareholders may not always be aligned with those of our other shareholders. In addition, conflict of interests may exist or occur between our major shareholders. Any material conflicts of interests between our major shareholders and other stakeholders may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal control over financial reporting and generally requires, in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years.

We incur significant costs and obligations as a result of being a public company.

As a publicly traded company, we will incur significant legal, accounting and other expenses, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, the JOBS Act, and the rules and regulations of the SEC and the NASDAQ Stock Market have created uncertainty for public companies and increased the costs and the time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations.

If we are unable to develop and implement adequate required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

As a U.S. publicly traded company, the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase our operating costs and could require significant time and resources from our management and employees. If we are unable to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our ordinary shares on the NASDAQ Capital Market.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our ordinary shares.

We currently expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we do expect research analyst coverage, if no analysts choose to cover us, the trading price and volume for our ordinary shares could be adversely affected.

We may issue additional ordinary shares or other equity securities without shareholder approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, our equity incentive plan or future vessel acquisitions or repayment of outstanding indebtedness , without shareholder approval, in a number of circumstances.

Issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects:

●	dilution of our existing shareholders’ proportionate ownership interest;

●	the amount of cash available per share, including for payment of dividends, may decrease;

●	the relative voting strength of each previously outstanding ordinary share may be diminished; and

●	the market price of our ordinary shares may decline.

We currently do not intend to declare or pay cash dividends in the near future. Any return on investment may be limited to the value of our securities.

We currently do not anticipate declaring or paying cash dividends on our ordinary shares in the near future. Our board of directors has discretion to declare and pay dividends on our ordinary shares and will make any determination to do so based on a number of factors, such as our operating results, financial condition, current and anticipated cash needs and other business and economic factors that our board of directors may deem relevant. In accordance with the laws of the Cayman Islands, no dividend or other distribution shall be paid except out of our realized or unrealized profits, out of the share premium account or as otherwise permitted by law. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the trading price of our securities appreciates. You should not rely on an investment in us if you require dividend income from your investments.

We have granted certain veto rights with respect to a private placement of our securities which could prevent us from increasing capital when needed.

Pursuant to the Business Combination agreement, we granted each of Anatoly Hurgin, our Chief Executive Officer and Chairman and the former Chief Executive Officer and director of Ability, and Alexander Aurovsky, our Chief Technology Officer and a director and the former Chief Technology Officer and director of Ability, the right during the two year period following the closing of the Business Combination to veto a private placement of our ordinary shares (i) to any persons or entities which were holders of Cambridge stock on the closing date of the Business Combination, or (ii) that would result in a number of ordinary shares being issued equal to or in excess of 20% of our then outstanding ordinary shares (based on pre-money valuation), except if any such private placement is then allowable under the Israeli Tax Authority rulings. Each of Messrs. Hurgin and Aurovsky may exercise their veto right in their sole and absolute discretion and they will likely have interests that are different from our interests, which could result in their prohibiting us from completing a private placement that would be beneficial to us. If either of Messrs. Hurgin or Aurovsky were to prohibit us from completing a private placement at a time when we require funds, our cash flows and operations could be mutually adversely affected and we could be prohibited from completing an acquisition, repaying indebtedness, expanding our operations or taking other actions contemplated at such time.

Future resales of our ordinary shares issued to the Ability shareholders may cause the market price of Ability’s securities to drop significantly, even if Ability’s business is performing well.

Under the Business Combination agreement, the Ability shareholders received, among other things, an aggregate of: (i) 16,213,268 of our ordinary shares; (ii) $18,150,000 in cash; and (iii) an additional number of ordinary shares to be issued upon and subject to Ability achieving certain net income targets. The Ability shareholders have entered into lock-up agreements restricting them, subject to certain exceptions, from selling any of the shares that they received as a result of the Share Exchange for a period of 24 months from the closing of the Business Combination. See “Item 4A. Information on the Company - History and Development of the Company - Our History - Lock-Up Agreements.” The Ability shareholders’ ordinary shares are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. The Ability shareholders may rely on the exemption from registration provided by Rule 144, if available, in which case, resales must meet the criteria and conform to the requirements of the rule, including compliance with the applicable holding period, volume limitations and availability of current public information. Thus, following expiration of the applicable lock-up periods, and upon satisfaction of the requirements of Rule 144, the Ability shareholders may sell large amounts of our shares in the open market or in privately negotiated transactions, which could have the effect of increasing volatility in our share price or putting significant downward pressure on the price of our shares.

There are no contractual lock-up restrictions on the (i) 480,000 of our ordinary shares issued to Eyal Tzur as a portion of the consideration for the sale of his shares in ASM and the additional up to 253,500 of our ordinary shares to be issued upon and subject to Ability achieving certain net income targets, and the (ii) 480,000 of our ordinary shares issued to Migdal Underwriting & Business Initiatives Ltd. as a portion of its fees in connection with the Business Combination and the additional up to 253,500 of our ordinary shares to be issued upon and subject to Ability achieving certain net income targets, and these shares are therefore freely saleable in the open market or in privately negotiated transactions, which could have the effect of increasing volatility in our share price or putting significant downward pressure on the price of our shares.

Item 4. Information on the Company

A.	History and Development of the Company

Our History

We were incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.”, as an exempted company on September 1, 2015. We were formed as a wholly-owned subsidiary of Cambridge, a company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Cambridge was incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity, and Holdco consummated the Business Combination by acquiring Ability, following which Ability became a wholly-owned subsidiary of Holdco, as further described below.

Effective as of the closing of the Business Consummation, Holdco changed its name to “Ability Inc.” We are now a holding company operating through our wholly-owned subsidiaries Ability and ASM. Upon the closing of the Business Consummation, our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since January 12, 2016 under the symbol “ABIL.”

We are subject to the provisions of the laws of the Cayman Islands. Our principal executive offices are located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, our telephone number is +972-3-6879777, and our website is www.interceptors.com (the information contained therein or linked thereto shall not be considered incorporated by reference into this Annual Report). We have no U.S. agent for service of process.

Merger Agreement

On December 23, 2015, Cambridge merged with and into Holdco in the Redomestication Merger with Holdco surviving the merger and becoming the public entity, and Holdco consummated a business combination whereby it acquired Ability by way of the Share Exchange, following which Ability became a wholly-owned subsidiary of Holdco, pursuant to Agreement and Plan of Reorganization, dated as of September 6, 2015 (the “Merger Agreement”).

In the Redomestication Merger, Holdco issued one ordinary share for each outstanding share of Cambridge and as of the closing of the Redomestication Merger, each outstanding warrant of Cambridge automatically represents the right to purchase one ordinary share of Holdco in lieu of one share of Cambridge common stock. Additionally, upon consummation of the Business Combination, (i) the holders of outstanding unit purchase options of Cambridge, which represented the right to acquire up to 420,000 ordinary shares and 420,000 warrants of Cambridge, exchanged such unit purchase options for an aggregate of 150,000 ordinary shares of Holdco and (ii) the holder of outstanding promissory notes of Cambridge converted the entire principal amount of notes into an aggregate of 35,000 ordinary shares and 35,000 warrants of Holdco in accordance with the terms of such promissory notes. Upon consummation of the Redomestication Merger, holders of 2,136,751 shares of Cambridge common stock sold in its initial public offering converted those shares, at their election, to cash at a conversion price of approximately $10.10 per share, or an aggregate of approximately $21.6 million. The aggregate conversion price was paid out of Holdco’s trust account, which had a balance immediately prior to the closing of the Business Combination of approximately $81.3 million. Of the remaining funds in the trust account: (i) approximately $2.0 million was used to pay Ability’s transaction expenses in connection with the Business Combination, (ii) $18.1 million was used to pay the cash portion of the merger consideration payable to the Ability shareholders, as described below, (iii) $11.9 million is being reserved and was deposited in escrow for the put option of the Ability shareholders, as described below, (iv) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, (v) $0.9 million was used to purchase 16% of the shares in ASM from Eyal Tzur, as described below, and (vi) the balance of approximately $19 million was released to Ability to be used for working capital purposes.

In connection with the Share Exchange, as consideration for their outstanding ordinary shares of Ability, the Ability shareholders received an aggregate of 16,213,268 of our ordinary shares and $18.1 million in cash. In addition, the Ability shareholders have the right to receive an additional number of our ordinary shares to be issued upon and subject to us achieving certain net income targets in the fiscal years ending December 31, 2015, 2016, 2017 and 2018, as set forth in table below.

In the event that we fail to satisfy the net income target for any fiscal year but net income for such fiscal year is ninety percent (90%) or more of the net income target for such fiscal year, then we shall issue to the Ability shareholders, in the aggregate, such number of our ordinary shares equal to the product obtained by (x) the number of our ordinary shares that would have been issued to the Ability shareholders had the net income target been achieved multiplied by (y) the quotient obtained by (A) the net income for such fiscal year divided by (B) the net income target for such fiscal year.

The net income target for 2015 was not achieved. However, under the Merger Agreement, in the event that the 2015 net income target is not achieved but the 2016 net income target is achieved, then we shall issue to the Ability shareholders, in addition to the ordinary shares required to be issued by us as a result of us achieving the 2016 net income target, the ordinary shares relating to the 2015 net income target. In addition, if the 2015 net income target is not achieved and net income is less than ninety percent (90%) of the 2015 net income target but net income for 2016 is ninety percent (90%) or more of the 2016 net income target, then we shall issue to the Ability shareholders, in addition to the pro rata of ordinary shares relating to the 2016 net income target, such number of our ordinary shares for 2015 based on the same percentage of net income for 2016 as compared to the 2016 net income target.

To the extent any ordinary shares are issuable to the Ability shareholders upon Ability’s achievement of the above-described net income targets, 3% of such shares shall be issuable to each of (i) Migdal Underwriting & Business Initiatives Ltd. as an additional portion of its fee in connection with the Business Combination, and (ii) Mr. Tzur as further consideration for the exercise of the put right related to ASM. Accordingly, the number of ordinary shares issuable to the Ability shareholders in the Business Combination shall be reduced ratably between the two Ability shareholders by the total number of ordinary shares issuable to Mr. Tzur and Migdal Underwriting & Business Initiatives Ltd.

The following table sets forth the net income targets and the number of our ordinary shares issuable upon the achievement of such targets:

		Number of Ordinary Shares
Year ending December 31	Net Income Target	Ability shareholders	Migdal Underwriting & Business Initiatives Ltd	Eyal Tzur	Total
2015	$27,000,000	3,384,000	108,000	108,000	3,600,000
2016	$40,000,000	1,739,000	55,500	55,500	1,850,000
2017	$60,000,000	1,880,000	60,000	60,000	2,000,000
2018	$80,000,000	940,000	30,000	30,000	1,000,000

Under the Merger Agreement, each of the Ability shareholders has the right, on one occasion before February 23, 2018, to put to us all or part of his pro rata portion of 1,173,267 of our ordinary shares that he received in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $10.10 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by us at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised.

Indemnity Escrow Agreement

Of our ordinary shares issued to the Ability shareholders as consideration for the Share Exchange, an aggregate of 948,515 of such shares (“Escrow Shares”) were placed in escrow pursuant to an indemnity escrow agreement dated December 23, 2015 (“Indemnity Escrow Agreement”) entered into by us, Continental Stock Transfer & Trust Company, as escrow agent, the Ability shareholders and a representative of ours at the closing of the Business Combination. The Escrow Shares provide a fund of payment to us with respect to our post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by Ability and its subsidiaries and the Ability shareholders. The escrow is our sole remedy for our rights to indemnification under the Merger Agreement. Claims for indemnification may be asserted against the escrow fund by us once our damages exceed a $1,500,000 deductible and are reimbursable to the full extent of the damages in excess of such amount, subject to certain exceptions. On December 23, 2016, the escrow agent will release 50% of the original number of escrow shares to the Ability shareholders, less amounts previously applied in satisfaction of or reserved with respect to indemnification claims that are made prior to that date. The remaining escrow shares will be released on the date that is the earlier of (x) June 23, 2017 and (y) the thirtieth (30th) day following the filing by us of our Annual Report for the year ending December 31, 2016 with the SEC.

JV Share Purchase Agreement

In connection with and as a condition to the consummation of the Merger Agreement, Cambridge, Holdco, Ability, the Ability shareholders, ASM and Eyal Tzur, ASM’s sole shareholder, entered into a share purchase agreement (the “JV Share Purchase Agreement”), dated as of September 6, 2015, pursuant to which (a) at the closing of the Business Combination, Holdco purchased 16 shares, or 16%, of ASM for $900,000 in cash and (b) Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 480,000 of our ordinary shares, plus 3% of any earn-out consideration (i.e., the net income shares) that may otherwise become payable to Ability shareholders under the terms of the merger agreement following the consummation of the Business Combination. If this right was not exercised by Mr. Tzur, then we had the right exercisable during the 90 days immediately following the put option period, to call all, but not less than all, of the remaining ASM shares in exchange for 432,000 of our ordinary shares. The parties entered into an escrow agreement, pursuant to which all of the shares of ASM, other than those purchased at the closing of the Business Combination, were placed in escrow to secure the obligations of Mr. Tzur under the terms of the JV Share Purchase Agreement prior to exercise of the put or call rights thereunder. In addition, the parties entered into an escrow agreement with respect to our ordinary shares issuable to Mr. Tzur upon exercise of the put or call rights, under which (a) all of the up to 480,000 ordinary shares issuable to him upon exercise of such rights were placed in escrow at the closing of the Business Combination and (b) 5% of any such ordinary shares issued to him upon exercise of the put or call right shall be held in escrow for not less than one year following closing of the put or call right to secure his indemnification obligations under the JV Share Purchase Agreement. On January 24, 2016, Mr. Eyal Tzur exercised his put option, as a result of which ASM became our wholly-owned subsidiary, in exchange for 456,000 of our ordinary shares that were released from escrow to Mr. Tzur and 24,000 of our ordinary shares which shall remain in escrow until January 24, 2017 (i.e., one year following the closing of the put option) to secure Mr. Tzur’s indemnification obligations under the JV Share Purchase Agreement.

Lock-Up Agreements

At the closing of the Business Combination, the Ability shareholders entered into lock-up agreements pursuant to which they agreed not to sell any of our ordinary shares that they received as a result of the Business Combination (subject to limited exceptions) until the second anniversary of the closing of the Business Combination.

Principal Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities.”

B.	Business Overview

Overview

We are a holding company operating through our wholly-owned subsidiaries, Ability and ASM, which provide advanced interception, geolocation and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the areas of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, Ability has 15 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS, and data communication from both cellular (GSM/CDMA/UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. We have introduced advanced systems to cover satellite interception for the major mobile satellite communication systems, Iridium, Thuraya, Inmarsat and IsatPhone. Our interception systems can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We also offer a system that can detect the existence of active interception systems such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers, can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. We have a proven ability to enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and we are the only company with an offering and suite of solutions that targets all segments of the lawful interception market.

Our product portfolio also includes an advanced geolocation system, cyber solutions and a crime prevention system. Our geolocation system is used to geographically target mobile phones and is sold independently or as an additional feature of our interception systems. Our cyber solutions provide the user with the ability to extract and view information from mobile phones. Our crime prevention solution, which has not yet been commercialized, is designed as a software solution to analyze information extracted from mobile phones and provide predictive data.

We sell to our customers a variety of products and also offer customized solutions designed to meet their specific needs. Our solutions include both tactical and strategic systems. We work closely with our customers to design solutions for their specific configuration needs, including facilitating integration with larger scale systems. Most of these systems are scalable in functionality, capacity, coverage area and communications protocol types in order to meet the budgets and needs of our customers. The systems are available either as tactical, transportable solutions or as strategic, fixed installations and can be installed in many fixed or transportable configurations, including in vehicles, ships, aerial platforms and on personnel.

Our headquarters, operations and sales office are located in Tel Aviv, Israel.

Industry

The increasing threat of global terrorism as well as ordinary criminal activity over the past few decades has created a demand for the increased ability of military intelligence agencies and law enforcement agencies to intercept communications upon which such activity is based and to decipher these communications. We believe interception of communications has become the most crucial task in intelligence and surveillance. Reliable, portable, robust solutions are critical to the success of any such operation.

In response to this need, we have created integrated solutions to cover the many facets of communications interception and decryption. We provide solutions to a variety of customer needs, with both off-the-shelf and customized systems for customers around the world.

The customer’s operational demands are becoming increasingly diverse and extensive due to advances in technology of the targeted communications, requiring industry participants to enhance their offerings to include advanced location and cyber solutions as well as solutions for new generations of GSM communication, such as 4G/LTE and planned 5G networks.

The tactical lawful interception industry is dominated by a limited number of international suppliers, including Ability. We believe that entry into this market by new participants is limited due to the nature of the government agencies that comprise the market and its customers. Although this market has continually grown due to increased threats, we believe that the number of suppliers has not grown materially due to the significant barriers to entry into the market due to the nature of governmental agencies, privacy laws, and the complexity of the required technology, providing long-time market participants such as Ability with a significant opportunity to capitalize on the anticipated growth.

Ability Solutions and Products

In the area of cellular communications, we offer turn-key integrated solutions for all cellular communications standards (GSM, CDMA, UMTS and LTE). These solutions provide real-time interception, robust, ultra-portable design and user-friendly operations. We offer strategic and tactical cellular interception systems, which are used for intercepting mobile phone traffic and tracking mobile phone users.

With respect to satellite communications, we introduced field-proven, cutting-edge solutions for IRIDIUM, Thuraya, Inmarsat and IsatPhone satellite-based communications.

Cellular Interception

ULIN

ULIN (Ultimate Interceptor), introduced in November 2015, is the first-to-market SaaS strategic interception and geolocation system, which intercepts voice calls and SMS messages of GSM/UMTS/LTE phones. Unlike any other known strategic lawful interception system, ULIN does not require the involvement of mobile network operators. Unlike tactical interception systems, ULIN does not need to be in the vicinity of intercepted targets. ULIN requires only the mobile device’s phone number or IMSI to start the interception. ULIN detects dialing/dialed phone numbers and provides the location of participating mobile phones. The next version of ULIN is expected to include the capability to intercept data communication. All our ULIN sales are based on a reseller agreement granting us a worldwide exclusive right to sell ULIN, which automatically terminates in October 2018 and may be terminated by either party under certain specific circumstances. See "Item 4. Information on the Company - Business Overview - Manufacturing and Suppliers" for a description of the agreement.

ULIN represents the new approach to cellular interception and provides operational capabilities that did not previously exist, primarily the ability to intercept communication without geographic limitation. Based on the early interest we have received from existing and established customers, we expect that ULIN will be a material growth driver for our company in 2016. See “Item 5D. Operating and Financial Review and Prospects - Trend Information.” To meet the growing demand for ULIN, we are investing in an upgrade of the ULIN infrastructure, which we believe will shorten the sales cycle and help accelerate the growth in ULIN sales.

We are still working with the supplier and our customers to develop the final pricing model. Currently, the price of a ULIN system is determined based on the scope and capabilities of the respective platform and is tied to a variety of factors, including the number of countries involved. Generally, the price ranges from $5 million to $20 million, but can scale above the higher end of that range in case of significant use. Our first sale was at the lower end of this range as it was relatively straightforward from a technical perspective and only involved interceptions within one country. This pricing model allows for a lower upfront cost for our customers with the possibility to add capabilities later, for example interception within other countries, which will generate additional recurring revenue and the opportunity for significant follow-on sales for us. We believe that ULIN will, over the long-term, reduce quarter-to-quarter volatility, increase the proportion of recurring revenue and support expanded margins.

IBIS

IBIS is a tactical stand-alone solution used for undetectable off-air interception of GSM, UMTS and LTE communication in a seamless way, without requiring cooperation from the network provider on which the targeted device is operated. IBIS is an advanced integrated solution that includes all relevant sub-systems in a single unit, allows the user to scan, analyze, monitor, record, track and intercept cellular mobile phones for voice and SMS communication data and call-related information, regardless of implemented encryption type.

The IBIS system can operate with a variety of power sources, which enables it to be installed and operated in many types of applications and environments, either in fixed or transportable installations, including in vehicles and ships, or can be carried by hand or in backpacks. We also provide an IBIS system compatible for airborne platforms. Applications of the IBIS airborne system include surveillance missions, border control, tracking of kidnappers and drug dealers, detection of active mobile phones in disaster areas and providing cellular service in catastrophe situations in which ground networks are not functioning.

TouchDown

TouchDown is an active tactical 3G/UMTS interception, location and monitoring solution. TouchDown creates a virtual 3G network while emulating calls of the public network operating in an area. As a result, the 3G mobile phones in the area detect TouchDown’s vertical network, identify it as a real network, register and connect to it. Thereafter, TouchDown has access to the connected mobile phone and the TouchDown system can take control of the phone’s traffic, intercept voice, SMS and data communications and/or precisely locate the target phone.

ACIS

ACIS is a fast, reliable, portable and undetectable interception device for cellular CDMA network traffic that intercepts and records off-the-air voice communication, SMS messages and other call-related data. ACIS automatically searches for active CDMA cellular network frequencies and active channels. ACIS consists of a laptop computer with interception software, a receiving and processing unit, antenna and power source when in mobile setup. Cooperation from network providers is not required and interception is completely transparent. ACIS works in all CDMAone and CDMA 2000 networks and supports all CDMA frequency bands, including 450 MHz, 800 MHz and 1900 MHz.

AGIS-51

AGIS-51 provides real-time GSM interception while using built-in deciphers for A5/1 and A5/2 encryption. The AGIS-51 system is integrated into one 19 inch unit, making it easily portable, and can operate with a variety of power sources such as an AC supply or battery, which enables it to be installed and operated in many types of applications and environments, either in fixed or transportable installations, including in vehicles, ships, helicopters and on personnel.

AGIS-51’s basic configuration supports interception of eight duplex calls. AGIS-51 is a quad frequency band and can be tuned to the required GSM frequency band used in the specific operational area (850, EGSM-900, DCS-1800, PCS-1900 standard communication systems). All intercepted sessions and related data are stored in the system database for off-line playback and analysis. Although interception is fully passive, AGIS-51 provides the ability to detect the target’s phone number even if the number is not transmitted over the air. When this capability is used, AGIS-51 performs as a semi-passive system as it generates a silent call for this purpose.

3G-Cat

3G-Cat is a smart, compact and inexpensive 3G IMSI/IMEI/TMSI catcher. 3G-Cat has the ability to detect an unlimited number of 3G phones in an unlimited number of 3G networks in such frequency bands and collect the identities of such phones (IMSI, IMEI and TMSI) and display the phone model, country of origin and name of network provider. Additionally, 3G-Cat measures the distance to a given 3G phones within 30 meters and can detect the GPS coordinates of the target mobile phone, if the GPS on such target mobile phone is active. 3G-Cat can selectively force a target phone to migrate to 2G mode for interception by 2G interception systems such as our IBIS or AGIS solutions, while other phones remain in 3G mode. By pushing a target phone into 2G mode, the target phone remains in 2G mode until rebooted, allowing for possible interception of such phones by GSM passive interception systems. After interception is complete, 3G-Cat can send the target phone back to 3Gmode. Furthermore, 3G-Cat provides the ability to selectively block communication of a target 3G phone. 3G-Cat can be used either as a stand-alone device or integrated with Ability’s IBIS or GTReS systems. It can also be integrated into GSM interception systems of other vendors.

Cellular Counter Interception

Bird-Catcher

Our Bird-Catcher solution is able to detect various types of existing interception systems and prevent interception upon user detection. Bird-Catcher detects active interception systems such as IMSI/IMEI catchers and other active cellular interception systems, as well as fake SMS advertising. It operates on all existing cellular networks including GSM, UMTS and LTE. Bird-Catcher analyzes the data traffic collected by the detected devices and allows the user to act defensively or offensively. In the defensive mode, Bird-Catcher collects information regarding the type of system detected, the manufacturer’s name, the working mode of such system, the target list of the detected system and the content of any SMS advertisement. Defensive mode allows the user to intercept the hostile system’s monitoring of the user. In offensive mode, Bird-Catcher allows the user to disrupt the functionality of the hostile system, eliminating its ability to intercept and geographically locate the hostile system by using a homing direction finder.

Satellite Interception

IRIS

The Iridium satellite is a system of active communication satellites in orbit and on the ground. It allows voice and data communications using handheld satellite phones across the globe, including poles, oceans and airways, without any gaps. IRIS, our Iridium interception system, is a portable tactical system housed in an industrial lunchbox computer that intercepts information, including voice, SMS and data, in Iridium communication channels on the L Band, which is 1616 - 1626.5 MHz. IRIS is completely passive, does not interfere with satellite communication and is therefore undetectable. IRIS can be easily installed in vehicles, ships, helicopters and on personnel.

ATIS

Our ATIS system is designed to intercept information transmitted through Thuraya network channels. The Thuraya network is an advanced communication network of two satellites that covers the majority of Europe, Asia and Africa. ATIS provide interception of voice, fax, SMS, data and call-related information, as well as a determination of the geographical position of Thuraya terminals. Additionally, ATIS features continual operation, processing and storage of information, full-range, flexible retrieval of stored information on user demand and the ability to issue reports and recommendations based on stored information assessments.

ATIS is capable of intercepting communications between satellites and mobile phones within the operational range of the system. Our ATIS system can intercept uplink and downlink, and accordingly, both sides of the call can be monitored, depending on interception conditions. All communications intercepted by ATIS and related data are stored in the system database for off-line analysis and playback. In addition to the call-related data, when an uplink is intercepted, the user can obtain the handset location. ATIS is offered in both tactical (L-band only) and strategic configuration (C-band with one or multiple L-band posts) and can be provided in various portable, remote control and fixed formats.

SLIS

Our SLIS system is intended for monitoring information transmitted through satellite communication channels. The information monitored by this system includes the satellite systems Intelsat, Eutelsat, Arabsat, Domsat, Indosat and other global or regional satellite communication operators. SLIS has the capacity to intercept the following communication links:

●	E1/T1 standard, and their derivatives with various types of compression, including DCME and many others;

●	public and private computer networks;

●	different standards of the global VSAT system; and

●	GSM-operators, including GSM-A and Abis.

The type of information that can be monitored from these sources include voice communications, fax messages (analogue or digital), SMS communications, videoconferences and communication sessions using the Internet or private networks.

Geolocation

Hunter

Hunter is a geographic intelligence solution, which provides accurate location information covertly and in real-time. Hunter is offered either as a stand-alone product or as integrated into ULIN.

Hunter provides a bird’s eye view of any mobile subscriber, virtually anywhere in the world, including inbound/outbound roamers, to the system operator, allowing the operator to respond to a perceived threat in real-time with a tactical task force. In addition, the system presents additional information regarding the subscriber, such as status and location history.

Hunter is based on the system’s ability to send and handle standard signaling messages (MAP messages) covertly through the international SS7 networks, analyze it and present, in real time, the subscriber’s status and location information by using a map view. Hunter does not require installation of special hardware or software in either the cellular network or the mobile phone.

Hunter provides the system operator with a suite of operational tools including the ability to (i) perform online inquiries for any GSM and UMTS target mobile phone in a defined area; (ii) create a “geo-fence” by defining a virtual perimeter around a location and triggering an alert when a mobile phone enters the perimeter; (ii) create routine behavior patterns to identify irregular or suspicious activities; and (iv) export data and distribute reports to enhance team collaboration.

The Hunter solution can also be used to assist operational agencies in a variety of operations, such as locating survivors during natural disasters and locating and tracking criminals.

Cyber

IMRE

IMRE is a powerful extraction, location and monitoring system for mobile phones, used by government, law enforcement agencies and intelligence agencies. IMRE operates remotely and undetected and can handle thousands of target Android and iOS mobile phones simultaneously. IMRE can identify different activities that occur on a target mobile phone and enable the system operator to take advantage of features of the mobile phone to extract and monitor the devise undetectably

Crime Prevention

PointGuard

PointGuard is a software solution designed to receive and continually analyze cellular radio information and provide predictive data regarding mobile phones. PointGuard, together with Hunter or a third party geolocation system, can track every mobile phone in a pre-defined area. PointGuard is designed to analyze the collected data using sophisticated algorithms to identity suspicious activity patterns and generate alerts.

Commercial Applications

Historically, we have not had significant activity in the commercial and civilian markets, as the vast majority of the products we offer are designed for governmental customers only.

We believe that our technologies may be adapted for civilian use and we intend to introduce several commercial applications to the market in the future.

The Bird-Catcher described above under “Cellular Counter Interception” is an advanced information security tool that can be used by defense and security industry participants. In addition to the traditional governmental markets, we believe that certain additional government agencies, such as embassies and consulates, are potential customers of the Bird-Catcher. We also believe that the product has potential commercial applications, subject to regulatory approvals. Large financial institutions such as banks, insurance companies and other companies that deal with sensitive commercial information are under constant competitive and hostile intelligence threats, many of which are generated by tactical interception systems. We believe these commercial entities represent an opportunity for the Bird-Catcher. Furthermore, because Bird-Catcher does not include deciphering capabilities, use of this product is not restricted to governmental agencies and may be used by private citizens requiring intelligence capabilities, such as political candidates in certain foreign countries.

Intellectual Property

General

Our success depends to a significant degree on the legal protection of the proprietary technology behind the products we sell. Because of the highly classified nature of the proprietary information contained in these products and technologies, including the intellectual property of our suppliers and technology providers, we have not sought patent protection for any of our products. Accordingly, we rely on a combination of trade secret laws and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights. We have accumulated a significant amount of proprietary know-how and expertise in developing and integrating our innovative solutions. We regularly review new areas of technology related to our business to determine the proper means for protection of any proprietary information.

On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual against Ability and its shareholders. The lawsuit amount for registration fee purposes is NIS 5 million (approximately $1.3 million), however the plaintiffs did not specify the demanded compensation amount. The plaintiffs allege that certain of Ability’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demand that Ability and/or its shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. We believe the allegations are without merit and intend to vigorously defend against them. For additional information see “Item 3D. Key Information - Risk Factors - Intellectual Property and Data/Systems Security - Our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer” and “Item 8A. Consolidated Statement and Other Financial Information - Legal Proceedings”. Defending against infringement claims or other intellectual property claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of the products in our portfolio or to liabilities for damage and may be required to obtain licenses which may not be available on reasonable terms.

Licenses

While we employ many of our own innovations exclusively in our products and services, we also engage in inbound licensing of certain components of our systems. We license certain software, technology and related rights for use in the production and marketing of our products and pay third parties under such licenses and other agreements. While it may be necessary in the future to seek or renew licenses relating to various aspects of the products we sell, we believe, based on industry practice, such licenses generally could be obtained from alternative sources on commercially reasonable terms.

Trademarks and Service Marks

We have not registered any trademarks or service marks.

Customers

The principal customers for our interception and decryption solutions include security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. We have a high level of repeat customers.

The following unaudited table presents our revenues for the years ended December 31, 2015, 2014 and 2013 by geographical region.

(U.S. dollars; in thousands)	Year Ended December 31,
Region(1)	2015	2014	2013
		Restated
Asia	$8,373	$5,973	—
Africa	—	$1,105	$141
Latin America	$34,603	$6,130	$3,820
Europe	$495	$1,236	$1,090
Israel	$8,365	$7,000	$617
Other	$315	—	$235
Total	$52,151	$21,444	$5,903

(1)	Sales in Israel include sales to Israeli integrators that have sold to end users in Asia and Africa, which represented 16%, 33% and 10% of revenues during the years ended December 31, 2015, 2014 and 2013, respectively.

Substantially all of our resellers and customers do not permit us to identify them as customers due to the sensitive nature of the products we sell to them and projects we undertake on their behalf, including due to national security concerns for certain government customers. Accordingly, we are not able to identify our customers in our marketing and sales materials or the specific purpose for which certain products were sold or projects were undertaken. Moreover, we are unable to use substantially all of our customers as referral sources. These limitations could adversely affect our marketing and sales efforts.

The timing in which transactions are entered into may shift from one quarter to another. Among other things, this is due to our customers choosing to shift their buying decisions, which may result in the shifting of booking and revenues from one quarter to another.

Customer Service

We provide our customers with on-site training, at no additional cost, for systems priced in excess of $150,000. Our standard warranty period is 12 months and is included in the product price. Support and maintenance may be offered upon the expiry of the warranty period to the customer on an annual basis for a fee equal to between 7% and 15% of the net invoice price. This technical support is performed over the phone, by email or by remote access (subject to end user consent) in the first instance and, if an issue is not resolved, technical teams are sent to the customer’s premises.

Marketing and Sales

Sales are generated through three principal channels:

(i) A direct sales channel. We have a network of independent sales representatives active in most regions in which we sell. Our direct sales efforts are led by our executive officers and two additional internal senior executives on a worldwide basis from our Tel Aviv headquarters.

(ii) Sales through resellers, including certain large companies, in various regions.

(iii) Sales to integrators as a component of larger projects, in which case we act as subcontractor to the integrator who acts as the prime contractor.

Our wholly-owned subsidiary, ASM, an Israeli company registered with the Israeli Defense Export Controls Agency as a certified exporter, promotes and executes sales of Ability’s products that involve technologies controlled by the Israeli Defense Export Controls Agency. In October 2013, Ability entered into a joint venture agreement with ASM, pursuant to which ASM exclusively provided contract management services to Ability. At the closing of the Business Combination, we acquired 16% of ASM from Eyal Tzur, formerly ASM’s sole shareholder, and Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 480,000 of our ordinary shares and, if same was not exercised by Mr. Tzur, then, we had the right exercisable during the 90 days immediately following the foregoing option period, to call all of the remaining ASM shares in exchange for 432,000 of our ordinary shares. On January 24, 2016, Mr. Eyal Tzur exercised the foregoing put option, as a result of which ASM became our wholly-owned subsidiary, in exchange for 456,000 of our ordinary shares that were released from escrow to Mr. Tzur and 24,000 of our ordinary shares which shall remain in escrow until January 24, 2017 (i.e., one year following closing of the put option) to secure Mr. Tzur’s indemnification obligations under the JV Share Purchase Agreement. For additional information see “Item 4A. Information on the Company – Merger Agreement – JV Share Purchase Agreement.”

Competition

We believe that the solutions and products we sell have several competitive advantages, including:

●	product performance, functionality and portability;

●	product quality, stability and reliability;

●	customization of solutions to meet customer demands;

●	innovative solutions;

●	breadth of product portfolio and pre-defined integrations;

●	global presence and high-quality, responsive customer service and support;

●	specific industry knowledge and experience; and

●	price.

We believe that our flexibility and ability to react quickly to our customers’ requirements and needs provide us with a competitive advantage.

Despite these competitive advantages, we face competition in most of our markets. In each of our markets, we face competition from companies with products that compete with the solutions or products we sell.

In the cellular interception market, our principal competitors include Verint Systems, Inc., Neosoft Technologies, Inc. and Picsix, Ltd.

In the satellite interception market, we face competition from Rohde & Schwarz GmbH & Co KG, Verint Systems, Inc., Arpege Defence SAS, L3 TRL Technology Ltd. and Neosoft Technologies, Inc.

In the cyber market, we compete with Wintego Systems Ltd., Magen Ltd., Hacking Team S.r.L., Gamma International GmbH and several others.

In the geolocation market, our primary competitor is MS Magnet Solutions Ltd.

Certain of these competitors are also suppliers and/or customers of ours. We believe that our competitive success depends primarily on our ability to provide technologically advanced and cost-effective solutions and services.

Research and Development

We believe that the development of new products and the enhancement of existing products are essential to our future success. Accordingly, we continue to enhance the features and performance of our existing solutions and to introduce new solutions through extensive research and development activities. Research and development is generally performed outside of Israel, primarily in Europe through independent contractors.

We believe that our future success depends on a number of factors, including among others, our ability to:

●	identify and respond to emerging technological trends and areas of growth in our markets;

●	develop and maintain competitive solutions that meet or exceed our customers’ changing needs and challenges;

●	enhance our existing products by adding features and functionality to meet or exceed specific customer needs or differentiate our products from those of our competitors; and

●	attract, recruit, and retain highly skilled and experienced employees and independent contractors.

We allocate our internal and external research and development resources in response to market research and customer demand for additional features and solutions. Our development strategy involves rolling out initial releases of the products in our portfolio and adding features over time. We incorporate product feedback received from our customers into the product development process. While the majority of the products we sell (including the recently introduced ULIN) are developed through third parties and independent contractors, in some cases we also acquire or license technologies, products and applications from third parties based on timing and cost considerations.

We expect that a significant portion of the research and development resources available to us in 2016 will be allocated to the ongoing development of ULIN’s capabilities and infrastructure, in order to support our future ULIN sales.

Manufacturing and Suppliers

During the years ended December 31, 2015, 2014 and 2013, payments to our three largest suppliers comprised 70%, 79% and 55% of cost of revenues, respectively, and one supplier accounted for 43%, 33% and 34% of costs of revenues in such periods, respectively.

On October 20, 2015, we entered into an agreement with a third party supplier who designs and licenses the ULIN products. This agreement may in the future account for a significant portion of our vendor costs, see “Item 5F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations,” as well as a significant part of our revenues, see "Item 3D. Key Information - Risk Factors - Our business is changing and our revenues may in the future depend on the success of one new technology provided by a third party supplier." According to the agreement, the supplier (an unrelated company) granted Ability an exclusive and non-transferable right and license to market, promote, advertise, sell and distribute its products, none of which are sold or marketed under the supplier’s trademark, directly to customers worldwide in consideration for 50% of Ability’s net income relating to those sales. The agreement determines minimum annual sales of $10 million. If Ability does not satisfy this minimum commitment at the end of any contract year, Ability is required to pay such supplier a 15% penalty against any shortfall, up to a maximum penalty of $1.5 million per year. Under the agreement, Ability shall pay such supplier $125,000 each month on account of the minimum commitment. The agreement has a three year term and may be terminated by a party in case of the other party’s material breach, bankruptcy, insolvency, creditor assignment, liquidation, receivership or loss of control of all or substantially all of its business. Further, under the agreement, we must obtain the supplier's consent to, among other things, manufacture, sell or market any product which is competitive with ULIN.

Our reliance on a limited number of suppliers involves risks. In the event that a key supplier ceases operations or otherwise ceases to do business with us, it may take a substantial amount of time and expense for us to secure other suppliers.

Ability’s suppliers are located mainly in Europe and have long term relationships with Ability. Ability has redundant and immediate procurement solutions for most of the suppliers in case it faces problems with suppliers. Ability has, to date, been able to obtain adequate supplies of all components in a timely manner from its suppliers or alternative sources, when necessary. The price of our principal components could be volatile.

Ability is certified under the ISO 9001:2014 standards promulgated by the International Organization for Standardization for assembling (installation) of interception systems.

Export Control Regulatory Matters

General

Ability and some of its suppliers are subject to export control regulations in countries from which they export goods and services. These controls may apply by virtue of the country from which the products or components are exported. If the export controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question as well as the identity of the end user.

Applicable Israeli Laws

Israeli Defense Export Regime. The Israeli Defense Export Control Law, 5766-2007 (the “2007 Law”) regulates the marketing and export of certain defense equipment, software, technology, services and the transfer of defense know-how (collectively, “Defense Products”), taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel. The 2007 Law provides that the marketing, sale and export of Defense Products require a license from the Israeli Ministry of Defense (“IMOD”) via the Israeli Defense Export Controls Agency (“DECA”). These licenses are issued by the IMOD for a certain period of time and are non-transferable. Fines and criminal sanctions may be imposed for non-compliance with the 2007 Law. The 2007 Law also includes the regulation of brokerage activity relating to Defense Products, however, these regulations have not been implemented, as required, by executive order, and therefore have not entered into force to date. To supplement the 2007 Law, the IMOD has issued the Export Control Order (Military Equipment), 2008, which lists all of the items that are military or for defense use by nature and are therefore subject to the 2007 Law. The Ministry of Economy (“MOE”) has also promulgated the Export Control Order (Dual-Use Controlled Equipment), 2008 (the “Dual Use Order”), which refers to commercial items that may also be used for either military or defense purposes. The export of all these items are ordinarily regulated by the MOE, except in the case of government end-users, in which case the IMOD (DECA) regulates the marketing and export of such items. The Dual Use Order also incorporates annually the updated lists from Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies.

Israeli Encryption Order. Our activities may also be subject to the Order Governing the Control of Commodities and Services (Engagement in Encryption Items) — 1974, as amended in 1998 (the “Encryption Order”) and the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Items) 1974, as amended in 1998 (the “Declaration”), both of which were issued under the authority of the Minister of Defense derived from the Law Governing the Control of Commodities and Services — 1957 (the “1957 Law,” and collectively, the “Encryption Order”). The Encryption Order regulates all activities relating to encryption and decryption in Israel and/or by Israelis, including the development of encryption technology, as well as the marketing, import, export, sale and license of encryption products.

Applicable Export Practices

Overview. ASM, a wholly-owned subsidiary of ours, is an Israeli company registered with DECA as a certified exporter. Ability’s solutions that are subject to export control pursuant to the 2007 Law, as well as the Dual Use Order are marketed, sold and exported exclusively by ASM. Notwithstanding the foregoing, Ability and ASM apply directly to the DECA for encryption permits, as required.

Encryption Items. Our interception systems that contain decryption capabilities are subject to the Encryption Order. Even though our activities in this area rely on non-Israeli suppliers and are not developed in or exported from Israel (or related to Israeli know-how), Ability has determined that all of its decryption items are regulated by the Israeli Encryption Order and each of Ability and ASM requests and obtains the necessary licenses as needed on an ongoing basis.

Non-Israeli Components. Any components that are manufactured outside of Israel (and would be deemed Defense Products under the 2007 Law if they were imported into Israel) are “drop-shipped” to the customers directly by the foreign suppliers of such components, which are located outside of Israel. In cases where Ability and/or some of its non-Israeli suppliers supply foreign-sourced components to integrators in Israel, while the export itself from Israel to the end-user is performed by the Israeli integrators, the integrators assume full responsibility to apply for the required marketing and export licenses from DECA.

Israeli Components. Any systems that include components that are imported into Israel and/or manufactured in Israel and are Defense Products pursuant to the 2007 Law, are marketed and sold exclusively by ASM, except in certain cases as described above under “Non-Israeli Components.”

Non-Israeli Aspects

If we expand our geographic scope, we may also be subject to applicable export control regulations in other countries from which we export goods and services, including the United States. Such regulations may apply with respect to product components that are developed or manufactured in, or shipped from, the United States. In the event that the products and services we offer are subject to such additional controls and restrictions, we may be required to obtain an export license or authorization and comply with other applicable requirements pursuant to such regulations.

Any regulatory aspects of the export of goods and services by non-Israeli suppliers in relation to non-Israeli regulatory requirements is the responsibility of the foreign supplier.

C.	Organizational Structure

We are a holding company operating through our wholly-owned subsidiaries, Ability Computer & Software Industries Ltd. and Ability Security Systems Ltd., both Israeli companies.

At the closing of the Business Combination, we purchased 16% of ASM from its former sole shareholder, Eyal Tzur. On January 24, 2016, Eyal Tzur exercised his put option and we purchased the remaining shares of ASM, following which ASM became our wholly-owned subsidiary. For additional information, see “Item 4A. Information on the Company – Merger Agreement – JV Share Purchase Agreement.”

D.	Property, Plants and Equipment

We do not own any real property. We have entered into lease agreements for our headquarters and laboratory, each on the 7th floor of 14 Yad Harutzim Street, Tel Aviv, Israel, and installation and our quality assurance facility at 10/28-30 Havoda Street, Ariel, Israel.

The lease details are as follows:

Headquarters: 400 square meters. The term of the lease is from December 1, 2012 through November 30, 2017, with an option to extend for an additional 60 months. The rent for the headquarters is NIS 25,000 (approximately $6,400) per month. If the option is exercised, the rent will increase by 7%.

Laboratory: 360 square meters. The term of the lease is from May 1, 2015 through November 30, 2017, with an option to extend for 60 months. The rent for the laboratory is NIS 16,350 NIS (approximately $4,200) per month. If the option is exercised, the rent will increase by 7%.

Installation and Quality Assurance facility: 60 square meters. The term of the lease is from August 15, 2105 through August 15, 2016, with an option to extend for an additional three years. The rent for the facility is NIS 5,000 (approximately $1,300) per month. If the option is exercised, the rent will increase by 2% each year.

For additional information, see “Item 7 Major Shareholders and Related Party Transactions — Related Party Transactions.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

The audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 in this Annual Report have been prepared in accordance with U.S. GAAP.

Overview

We are a holding company operating through our wholly-owned subsidiaries, Ability and ASM, which provide advanced interception, geolocation and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the area of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, Ability has 15 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. We have introduced advanced systems to cover satellite interception for the major mobile satellite communication systems, Iridium, Thuraya, Inmarsat and IsatPhone. Our interception systems can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We also offer a system that can detect the existence of active interception systems such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers, can prevent interception by such systems and “intercept the interceptor,”, allowing the user to listen to and manipulate the intercepted information. We have a proven ability to enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and we are the only company with an offering and suite of solutions that targets all segments of the lawful interception market.

Accounting Treatment of the Business Combination

We were incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.”, as an exempted company on September 1, 2015. We were formed as a wholly-owned subsidiary of Cambridge, a company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Cambridge was incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity, and Holdco consummated the Business Combination by acquiring Ability, following which Ability became a wholly-owned subsidiary of Holdco. For a more detailed description of the Business Combination, see “Item 4A. Information on the Company – History and Development of the Company – Merger Agreement.”

The Business Combination is accounted for as a reverse merger, whereby Cambridge is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Ability comprising the ongoing operations of the combined company, Ability’s senior management comprising the senior management of the combined company and Ability’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Ability issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Ability; therefore, the historical consolidated financial statements presented are the historical consolidated financial statements of Ability and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

Historically, Ability’s financial statements include the financial information of ASM, which was viewed as a variable interest entity of Ability prior our acquisition of the remaining 84% of the shares of ASM in January 2016. For additional information, see Note 1 to the audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this Annual Report.

Restatement of Previous Financial Statements

Our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended have been restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2014. For additional information, including the effect of the restatement on our financial statements for 2014 and 2013, see Note 3 to the audited consolidated financial statements for the year ended December 31, 2015, included elsewhere in this Annual Report.

We have authorized an internal investigation, to be overseen by our audit committee, into the facts and circumstances surrounding the restatement, and we expect to engage external consultants to assist us with conducting the investigation following the filing of this Annual Report. To decrease the risk of future restatements, we intend to establish formal policies, processes and practices related to financial reporting, and intend to enhance the formality and rigor of review and reconciliation of amounts due to major vendors as well as our review procedures with respect to multiple element transactions. For additional information on the initiatives we are taking to improve our financial controls, see “Item 15. Controls and Procedures - Remediation of Material Weaknesses.”

Summary of Critical Accounting Policies

The preparation of consolidated financial statements in conformity with general accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition and income taxes. Estimates, by their nature, are based upon judgments and information currently available to us. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue recognition

Ability generates revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration service, training and warranties. Ability sells its products and provides services directly to end users and resellers and also participates as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers.

When a sale arrangement contains multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence (“TPE”), if VSOE is not available, or estimated selling price (“ESP”), if neither VSOE nor TPE is available. We establish VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, we attempt to establish a selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy typically differs from that of our peers and our offerings contain a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer products for sale. The determination of ESP is based on the application of significant judgment in evaluating such factors.

Products and Services. Revenues from sales of products are recognized when we have delivered products to the customer and retained final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured. Revenues from sales of services are recognized ratably in the accounting period in which the services are rendered (connection to supportive infrastructure is typically over one year). We provide a one year warranty for the majority of our products. Based on our experience the provision is de minimis.

Projects. Revenues from projects are recognized using the completed-contract method to determine the appropriate amount in a given period, as we are unable to produce reasonably dependable estimates due to involvement of many subcontractors and lack of transparency of prime contractors’ progress. Under the completed-contract method, costs are accumulated on the balance sheet until the contract is completed or substantially completed. Similarly, amounts billed to customers are also deferred until the contract is completed or substantially completed. To the extent that the amount of accumulated costs exceeds the amount of advance (or progress) payments received or billed by us, the excess should be reflected on the balance sheet as a current asset, separated from inventory. To the extent that the amount of advance (or progress) payments received or billed by us exceeds the amount of accumulated costs, the excess is reflected as a liability on the balance sheet. In instances where revenues are derived from sales of third party vendors’ products or services and we are a principal in the transactions, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues.

Income Tax

Deferred tax asset and liability accounts’ balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Ability accounts for deferred taxes on non-distributed income that are subject to income taxes once distributed and when there is an intent to distribute them.

Ability applies the two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The new guidance is effective for all periods beginning after December 15, 2018 and we are currently evaluating the effects that the adoption of ASU No. 2016-02 will have on our consolidated financial statements, but anticipate that the new guidance will not have a material impact given the minor number of leases we have.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As originally issued, this guidance was effective for interim and annual reporting periods beginning after December 15, 2016, and early adoption was not permitted. In July 2015, the FASB deferred the effective date by one year, to interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, but not before the original effective date of December 15, 2016. Entities may choose from two adoption methods, with certain practical expedients. We are currently reviewing this standard to assess the impact on our future consolidated financial statements and evaluating the available adoption methods.

A.	Results of Operations

The following table sets forth a summary of our operating results:

(U.S. dollars; in thousands, except per share data)	Year Ended December 31,
	2015	2014	2013
		Restated
Revenues	52,151	21,444	5,903
Cost of revenues	29,654	13,968	4,785
Gross profit	22,497	7,476	1,118
Sales and marketing expenses	3,305	3,064	665
General administrative expenses	1,317	469	419
Operating income	17,875	3,943	34
Finance expenses (income), net	99	(269)	371
Income (loss) before income tax	17,776	4,212	(337)
Income tax expenses (benefit)	3,023	1,090	(57)
Net and comprehensive income (loss)	14,753	3,122	(280)
Basic and diluted income (loss) per share	0.60	0.13	(0.01)

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues

Revenues for the year ended December 31, 2015 were $52.2 million, an increase of $30.8 million, or 143%, compared to total revenues of $21.4 million for the year ended December, 31 2014.

The table below sets forth Ability’s revenues by region for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2015	2014
		Restated
Asia	$8,373	$5,973
Africa	—	1,105
Latin America	34,603	6,130
Europe	495	1,236
Israel	8,365	7,000
Other	315	—
Total	$52,151	$21,444

Revenues for the year ended December 31, 2014 were primarily attributed to sales of geolocation systems. The significant increase in revenues for the year ended December 31, 2015 was attributable to Ability’s increased focus on the Latin American market and completion of four large projects with a federal law enforcement agency in the region, of which two projects ($7.7 million and $7.6 million) were fixed interception systems and two projects were portable interception systems ($10.0 million and $8.0 million). Furthermore, there was a significant increase in revenues for the year ended December 31, 2015 from Asia, primarily due to a significant project (totaling $6.1 million) of cyber systems with an intelligence agency in the region, which were introduced to the market in the beginning of 2014. We intend to continue to expand our sales in Asia and Latin America, as well as in other regions.

Cost of Revenues

Cost of revenues for the year ended December 31, 2015 were $29.7 million, an increase of $15.7 million, or 112%, compared to cost of revenues of $14.0 million for the year ended December 31, 2014. The significant increase in cost of revenues was primarily due to increased costs for product components corresponding to the increase in revenues.

Gross Profit

Gross profit for the year ended December 31, 2015 was $22.5 million, an increase of $15.1 million, or 201%, compared to gross profit of $7.4 million for the year ended December 31, 2014. Gross profit as a percentage of total revenues increased to 43.0% for the year ended December 31, 2015, compared to 35.0% for the year ended December 31, 2014, primarily due to increased sales of higher margin products and more complex projects completed during 2015.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2015, were $3.3 million, an increase of $0.3 million, or 8%, compared to $3.0 million year ended December 31, 2014. The increase in sales and marketing expenses is primarily due to an increase in commissions accrued on revenues recognized for the period.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the year ended December 31, 2015, an increase of $0.8 million, or 181%, compared to $0.5 million for the year ended December 31, 2014. The increase in general and administrative expenses related primarily to an expense incurred due to a loss of $0.5 million. Ability was a victim of fraud committed by an outside, unrelated third party resulting in an unauthorized outgoing transaction of $0.5 million from Ability.

Operating Income

Operating income was $17.9 million for the year ended December 31, 2015, an increase of $14.0 million, or 353%, compared to $3.9 million for the year ended December 31, 2014. The increase in operating income was primarily due to $30.8 million increase in revenues, offset in part by an increase of $15.7 million of cost of revenues, a $0.3 million increase in sales and marketing expenses and $0.8 million increase in general and administrative expenses.

Finance Expenses (Income), Net

Finance expenses for the year ended December 31, 2015, was $0.1 million, an increase of $0.4 million compared to a finance income of $0.3 million for the year ended December 31, 2014. The change in finance expenses, net, related primarily to fluctuations in the exchange rate between the US dollar and the New Israeli Shekel.

Income Tax Expenses (Benefit)

Income tax expenses for the year ended December 31, 2015 were $3.0 million, an increase of $1.9 million, compared to $1.1 million for the year ended December 31, 2014. The increase was due to the increase in income before income tax, partially offset by a lower tax rate. Ability’s effective tax rate was approximately 17% and 25% for the years ended December 31, 2015 and 2014, respectively. Prior to 2015, Ability was granted an “Approved Enterprise” status under the Investment Law for the ten years ended December 31, 2014 and it received a deferral of corporate income tax on non-distributed income generated by the Approved Enterprise, and distributed income generated by the Approved Enterprise was subject to 25% corporate income tax at the Ability level. As all income generated by the Approved Enterprise in 2014 was distributed, Ability was subject to a corporate tax rate of 25% in 2014. Beginning January 1, 2015, Ability elected to participate in the “Preferred Enterprise” program under the amendment to the Investment Law. Due to Ability’s “Preferred Enterprise” status, Ability expects to benefit from a reduced tax rate of 16% in 2015 and thereafter with respect to taxable income generated by the Preferred Enterprise, regardless of whether such income is distributed, and all other taxable income will be subject to the standard corporate tax rate.

Net and Comprehensive Income (Loss)

Net and comprehensive income was $14.8 million, or $0.60 per basic and diluted share, for the year ended December 31, 2015, an increase of $11.7 million, compared to $3.1 million, or $0.13 per basic and diluted share, for the year ended December 31, 2014. The increase in net and comprehensive income was primarily due to a $14.0 million increase in operating income, offset in part by a $0.4 million increase in finance expenses and $1.9 million increase in income tax expenses.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues

Revenues for the year ended December 31, 2014 were $21.4 million, an increase of approximately $15.5 million, or 263%, compared to total revenues of $5.9 million for the year ended December 31, 2013.

The table below sets forth Ability’s revenues by region for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2014	2013
	Restated
Asia	$5,973	$—
Africa	1,105	141
Latin America	6,130	3,820
Europe	1,236	1,090
Israel	7,000	617
Other	—	235
Total	$21,444	$5,903

The significant increase in revenues from Asia was primarily attributable to a significant project with an anti-drug authority in the region totaling $4.7 million related to Ability’s cyber systems that were introduced to the market in the beginning of 2014. The significant increase in revenues from Israel was attributable to a significant project with an Israeli integrator who sold Ability’s systems to end users in Asia and Africa. The increase in revenues in Latin America reflected Ability’s increased focus on this market and was primarily comprised of geolocation systems.

Cost of Revenues

Cost of revenues for the year ended December 31, 2014 were $14.0 million, an increase of $9.2 million, or 192%, compared to $4.8 million for the year ended December 31, 2013. The significant increase in cost of revenues was primarily due to increased costs for product components corresponding to the increase in revenues.

Gross Profit

Gross Profit for the year ended December 31, 2014 was $7.4 million, an increase of $6.3 million, or 569%, compared to gross profit of $1.1 million for the year ended December 31, 2013. Gross profit as a percentage of total revenue was 35% and 19% for the year ended December 31, 2014 and 2013, respectively. This increase was primarily due to increased sales of higher margin products and more complex projects completed during 2014.

Sales and Marketing Expenses

Sales and marketing expense were $3.0 million for the year ended December 31, 2014, an increase of $2.3 million, or 361%, compared to sales and marketing of $0.7 million for the year ended December 31, 2013. The increase in sales and marketing expenses is primarily due to an increase in commissions accrued on revenues for the period.

General and Administrative Expenses

General and administrative expenses were $0.5 million for the year ended December 31, 2014, an increase of $0.1 million, or 12%, compared to $0.4 million for the year ended December 31, 2013.

Operating Income

Operating income for the year ended December 31, 2014 was $3.9 million, an increase of $3.85 million, or 11497%, from $0.05 million for the year ended December 31, 2013. The increase in operating income was primarily due to $15.5 million increase in revenues, offset in part by an increase of $9.2 million of cost of revenues, a $2.3 million increase in sales and marketing expenses and $0.1 million increase in general and administrative expenses.

Finance Expenses (Income), net

Finance income for the year ended December 31, 2014 was $0.3 million, an increase of $0.7 million, compared to finance expenses of $0.4 million for the year ended December 31, 2013. The change in finance expenses (income), net was primarily due to fluctuations in the exchange rate between the U.S. dollar and the New Israeli Shekel.

Income Tax Expenses (Benefit)

Income tax expenses for the year ended December 31, 2014 were $1.1 million, an increase of $1.15 million, compared to income tax benefit of $0.05 million for the year ended December 31, 2013. The increase was due to the increase in income before income tax. Ability’s corporate income tax rate was 25% for the years ended December 31, 2014 and 2013.

Net and Comprehensive Income (Loss)

Net and comprehensive income for the year ended December 31, 2014 was $3.1 million, an increase of $3.4 million, compared to net and comprehensive loss of $0.3 million for the year ended December 31, 2013. The increase in net and comprehensive income was primarily due to a $3.85 million increase in operating income, offset in part by a $0.7 million increase in finance expenses and $1.15 million increase in income tax expenses.

Government Policies

We are incorporated in the Cayman Islands and our headquarters, operations and sales office are located in the State of Israel. Due to the nature of our operations, we are subject to stringent requirements in terms of export controls for military, defense and “dual use” items. See “Item 3D. Key Information – Risk Factors – Risks Relating to our Business and Risk Relating to our Operations in Israel” and “Item 4B. Information on the Company – Business Overview – Export Control Regulatory Matters” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Government Contracts

Substantially all of our revenues to date have been generated from contracts with national, regional and local governmental agencies, authorities and security organizations, many of which have complex and time consuming procurement procedures. A substantial period of time often elapses from the time we enter into negotiations until we actually sell the product to the specific customer. Government contracts are further subject to special risks, such as delays in funding, termination of contracts at the convenience of the government, reduction or modification due to changes in the government’s policies or priorities. Our sales to these customers are directly affected by their budgetary constraints, the priority given to the procurement of products and services from us and the government’s normal spending cycle. A decrease or delay in governmental funding would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown, recession, economic instability, political unrest, armed conflicts or natural disasters. Concerns about the financial conditions of certain governments in Europe, which may have an impact on the entire Euro zone, and the economic unrest in Russia and Eastern Europe could also adversely affect spending by certain governments. See “Item 3D Key Information – Risk Factors – Risks Relating to our Business” for further details.

Preferred Enterprise Program

We are managed and controlled from Israel and are considered by the Israeli Tax Authority as a company domiciled in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes. The Israeli corporate tax rate was 25% until 2013 and 26.5% in 2014 and 2015. Beginning January 1, 2016, the Israeli corporate tax rate was reduced to 25%. Under the Investment Law, Ability expects to be eligible for certain tax benefits provided to “Preferred Enterprises,” including a reduced tax rate of 16% beginning January 1, 2015 with respect to taxable income generated by the Preferred Enterprise. All other taxable income will be subject to the standard Israeli corporate tax rate. See “Item 10E. Additional Information – Taxation – Israeli Taxation” and “Item 3D. Key Information – Risk Factors – Risks Relating to our Operations in Israel” for further details.

B.	Liquidity and Capital Resources

Liquidity

At December 31, 2015, we had cash of $25.8 million and working capital of $17.3 million, compared to cash of $11.7 million and working capital of $1.1 million as of December 31, 2014. Our working capital as of December 31, 2015, is primarily comprised of the $19.0 million that was released to us from the trust account at the closing of the Business Combination, representing the balance of the net proceeds received by Cambridge in its initial public offering and simultaneous private placement (excluding $11.9 million that has been deposited in escrow for the put option of the Ability shareholders, described elsewhere in this Annual Report).

We believe that based on our current business plan, our existing cash resources and the proceeds released to us from the trust account at the closing of Business Combination will be sufficient to fund our currently anticipated cash requirements through 2016.

Cash Flows

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2015 was $9.6 million, a decrease of $3.3 million, compared to net cash provided by operating activities of $12.9 million for the year ended December 31, 2014, which increased by $12.3 million compared to net cash provided by operating activities of $0.6 million for the year ended December 31, 2013.

Net cash provided by operating activities for the year ended December 31, 2015, consisted primarily of net income of $14.8 million and increases in income taxes payable and accrued expenses and accounts payable with respect to projects of $2.3 million and $3.4 million, respectively, partially offset by an increase in accounts receivable and progress payments in excess of accumulated costs with respect to projects of $3.8 million and $6.1 million respectively. Non-cash expenses during the year ended December 31, 2015 consisted primarily of $0.1 million of depreciation.

Net cash provided by operating activities in 2014 consisted primarily of net income of $3.1 million and increases in accrued expenses and accounts payable with respect to projects and progress payments in excess of accumulated costs with respect to projects of $3.4 million and $4.7 million, respectively, partially offset by an increase of $0.9 million in deferred taxes. Non-cash expenses for the year ended December 31, 2014 consisted primarily of $0.1 million of depreciation.

Net cash provided by operating activities in 2013 consisted primarily of an increase in progress payments in excess of accumulated costs with respect to projects of $1.8 million, partially offset by a net loss of $0.3 million, an increase in restricted deposits of $0.5 million and a decrease in accrued expenses and accounts payable with respect to projects of $0.5 million. Non-cash expenses for the year ended December 31, 2013 consisted primarily of $0.1 million of depreciation.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2015 was $0.5 million, an increase of $1.1 million compared to net cash used in investing activities of $0.6 million for the year ended December 31, 2014. Net cash used in investing activities was $0.6 million for the year ended December 31, 2014, an increase of $0.1 million, compared to net cash used in investing activities of $0.5 million for the year ended December 31, 2013.

Net cash provided by investing activities for the year ended December 31, 2015, consisted of a $0.7 million loan repayment by Alan Ltd. (“Alan”), a company wholly-owned by Anatoly Hurgin, our Chief Executive Officer and Chairman, and $0.2 million proceeds from the sale of property and equipment, offset in part by $0.4 million of purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2014, consisted of a $0.5 million loan that we provided to Alan, and $0.3 million purchases of property and equipment, offset in part by and $0.2 million proceeds from the sale of property and equipment.

Net cash used in investing activities for the year ended December 31, 2013, primarily consisted of a $0.2 million loan that we provided to Alan, and $0.3 million purchases of property and equipment.

We have no material commitments for capital expenditures as of December 31, 2015.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2015 was $4.0 million, an increase of $4.9 million, compared to net cash used in financing activities of $0.9 million for the year ended December 31, 2014. The significant increase for the year ended December 31, 2015, relates to the $19 million proceeds from the Business Combination, net of transaction costs, which was partially offset by the $14.8 million in dividends paid to Ability’s shareholders, compared to the $0.8 million in dividends paid to Ability’s shareholders during the year ended December 31, 2015 and December 31, 2014 respectively.

Net cash used in financing activities was $0.9 million for the year ended December 31, 2014, an increase of $0.4 million, compared to net cash used in financing activities of $0.5 million for the year ended December 31, 2013. The increase relates primarily to the $0.8 million in dividends paid to Ability’s shareholders during the year ended December 31, 2014 compared to the $0.2 million in dividends paid to Ability’s shareholders during the year ended December 31, 2013.

C.	Research and Development, Patents and Licenses, etc.

For a description of our research and development activities, see “Item 4B. Information on Our Company—Business Overview—Research and Development.”

D.	Trend Information

The increasing threat of global terrorism is a key driver in our growth, and the technological focus on counter-terrorism, as well as combating ordinary criminal activity, supports our confidence in our business. Around the world, demand for the ability to locate, intercept and decipher communications and encrypted data is in significant demand and is growing exponentially. Politicians worldwide are increasingly pushing their governments to increase the frequency and coverage of surveillance and interception activity to prevent and/or stop such threats. Industry sources have stated that they believe that the global lawful interception market is currently approximately $5.8 billion and growing, and we believe that interception of communications has become the most crucial task within intelligence and surveillance. Further, over the last few years there has been a shift in demand from strategic interception systems to tactical interception systems. The tactical systems focus on the interception of a limited number of targets or relatively small target areas, while strategic systems are designed for interception on a country wide scale. Some of the reasons for this change are attributable to encryption obstacles, which are often challenging for strategic systems to surpass, and changes in laws and regulations in different countries. Ability specializes in delivering tactical systems and has experienced significantly higher demand for its products in the last few years. We expect these trends to continue in 2016 due to the ongoing geopolitical instability.

The new ULIN system has strategic capabilities allowing for the interception of all generations of cellular communication. Adoption of ULIN appears to be moving faster than we expected and the early response from potential customers has exceeded our expectations. Initially, we expected two ULIN sales during 2016, but currently we have one purchase order, and we believe that we will sell additional ULIN systems during 2016, while we continue to offer our other cellular interception solutions and products. Since its introduction, interest from existing and established customers has grown rapidly, leading to a growing number of inquiries from existing and potential customers which has exceeded our current capacity for sales and technical demonstrations. To meet the growing demand for ULIN, we are investing in an upgrade of the ULIN infrastructure, which we believe will shorten the sales cycle and help accelerate the growth in ULIN sales. Based on the early interest we have received from existing and established customers, we expect that ULIN will be a material growth driver for our company in 2016 and that our revenues for 2016 will be weighted towards ULIN sales.

We expect our expenses to increase in 2016 due to higher executive compensation and expenses related to being a public company. We do not expect that the investment in infrastructure upgrades related to ULIN will materially change our capital expenditures for 2016.

E.	Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period (U.S. dollars in thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5-Years
Obligations with respect to minimum purchases [1]	4,125	1,500	2,625	—	—
Lease Obligations[2]	253	137	116	—	—
Total	4,378	1,637	2,741	—	—

[1]	Relates to minimum commitments under an agreement with a third party supplier entered into on October 20, 2015. For additional information, see “Item 4B. Information on the Company—Business Overview—Manufacturing and Suppliers.”
[2]	Relates to obligations under lease agreements for our headquarters and laboratory. For additional information, see “Item 4D. Information on the Company—Property, Plants and Equipment.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Anatoly Hurgin	57	Chief Executive Officer and Chairman of the Board
Alexander Aurovsky	63	Chief Technology Officer and Director
Avi Levin	41	Chief Financial Officer
Benjamin Gordon(1)	42	Director
Mitchell Gordon(2)(3)	58	Director
Efraim Halevy(1)(2)(3)	81	Director
David Wiernik(1)	62	Director
Derek Zissman(2)(3)	72	Director

(1)	Member of our Nominating Committee
(2)	Member of our Audit Committee
(3)	Member of our Compensation Committee

Executive Officers and Directors

Anatoly Hurgin has served as our Chief Executive Officer and the Chairman of our Board since the closing of the Business Combination, and has served as the Chief Executive Officer and a director of Ability since 1994. Mr. Hurgin has served as a director of ASM since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Alexander Aurovsky has served as our Chief Technology Officer and a director since the closing of the Business Combination, and has served as the Chief Technology Officer and a director of Ability since 1994. Mr. Aurovsky has served as a director of ASM since March 2016. Mr. Aurovsky holds a Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Avi Levin has served as our Chief Financial Officer of Ability since November 2015. Mr. Levin has served as a director of ASM since March 2016. Previously, Mr. Levin served as an investment banker at Credit Suisse Securities, a multinational financial services institution. Prior to that, Mr. Levin served in corporate finance positions at Broadridge Financial Solutions, Inc. a software company that provides services to banks and other financial institutions, and at Overseas Shipholding Group, Inc., a global company engaged in ocean transportation of oil, natural gas. Mr. Levin started his career at the international accounting firm, PricewaterhouseCoopers, where he worked at the Tel Aviv, Israel and San Jose, California offices. Mr. Levin is a CPA in the United States and Israel. Mr. Levin has an undergraduate degree in Economics and Accounting from Ben-Gurion University of the Negev in Israel, and an MBA degree from New York University Stern School of Business.

Benjamin Gordon has served as a director since the closing of the Business Combination and is a member of our Nominating Committee. Mr. Gordon served as chief executive officer and a member of the board of directors for Ability’s predecessor, Cambridge Capital Acquisition Corporation, since its inception and as its secretary and treasurer as of October 2013. Mr. Gordon founded BG Strategic Advisors (“BGSA”) in 2002 and has served as its managing director since. BGSA is a leading investment bank. Mr. Gordon has also been the chief executive officer of Cambridge Capital LLC since its founding in 2009. Cambridge Capital LLC is the merchant banking investment partner of BGSA. In 1999, Mr. Gordon founded and ran 3Plex, a web-based TMS company that was sold to Maersk in 2002. From 1995 to 1998, Mr. Gordon led strategic projects in technology and transportation at Mercer Management Consulting. Mr. Gordon is a recognized expert on technology and the supply chain sector, and has been quoted extensively by national media including CNBC, The New York Times, Business Week, ABC, Lehrer News Hour, Journal of Commerce, Transport Topics, Supply Chain Management Quarterly, and Traffic World. Mr. Gordon has been a featured speaker at the Council of Supply Chain Management Professionals (CSCMP), NASSTRAC, TIA, AMB, the IWLA, and other industry events. Mr. Gordon is also an active civic leader, serving as a board member of the Palm Beach United Way, the Palm Beach Federation, the Joint Distribution Committee, the Young Presidents Organization (YPO) of Palm Beach, and other community organizations. Mr. Gordon received a Masters in Business Administration from Harvard Business School and a Bachelor of Arts degree from Yale College.

Mitchell I. Gordon has served as a director since the closing of the Business Combination and is a member of our Audit Committee and Compensation Committee. Since January 2016, Mr. Gordon has served as the chief executive officer of Edition Capital. Prior to the closing of the Redomestication Merger, Mr. Gordon served as Cambridge’s president and chief financial officer and a member of its board of directors since December 2013. Mr. Gordon served as a partner of BGSA and Cambridge Capital LLC from December 2013 until December 2015. From 2003 to December 2013, Mr. Gordon was the president of Morpheus Capital Advisors, an investment banking firm serving middle market and growth companies. From 2000 to 2003, Mr. Gordon served as executive vice president and chief financial officer and member of the Office of the President of Interpool, one of the world’s largest marine container and chassis leasing companies which was listed on the New York Stock Exchange. Before joining Interpool, he was the founder and president of Atlas Capital, a private equity firm, from 1998 to 2000. Prior to that, he served as co-head of the Transportation Investment Banking Group at Salomon Smith Barney (now Citi Investment Banking) and head of the Transportation and Automotive Investment Banking Groups at Furman Selz. Mr. Gordon serves on the board of directors of Mesa Air Group, Inc. and has served on the public company board of Indigo Aviation AB, a leading aircraft leasing company, and on the board of Almedica Corporation, a health care logistics company. Mr. Gordon also served on the global advisory board of Nedship Bank, NV, a Rotterdam-based bank focused on the shipping, logistics and energy sectors. Mr. Gordon is chairman of the Hunter College (CUNY) neighborhood Advisory Committee. Mr. Gordon is a co-founder and past president of the Olin Club of New York. Mr. Gordon received Bachelor of Science degree in Business Administration from Washington University’s Olin School of Business and MBA degree from Harvard Business School.

Efraim Halevy has served as a director since the closing of the Business Combination, is the Chairman of our Compensation Committee and is a member of our Audit Committee and Nominating Committee. Mr. Halevy served as Head of Israel Secret Intelligence Service from 1998 to 2002 and Deputy Head of Israel Secret Intelligence Service from 1990 to 1995. Mr. Halevy served as the Israel Ambassador to the European Union from 1996 to 1998, as National Security Advisor to Prime Minister Sharon from 2002 to 2003, and as Head of the National Security Council from 2002 to 2003. Mr. Halevy served as head of the center for strategic studies of the Hebrew University of Jerusalem from 2003 to 2011. Since 2008, Mr. Halevy has served as the Chairman of the Shazar National State Center for Jewish History. Since August 2010, Mr. Halevy has served as a director of Azrieli Corporation, an Israeli real estate and holding company listed on the Tel Aviv Stock Exchange. From 2004 to 2007, Mr. Halevy served as a director of Makhteshim Agan Industries Ltd., a multinational pesticide corporation which was listed on the Tel Aviv Stock Exchange. Mr. Halevy holds an M. Juris degree (cum laude) from the Hebrew University of Jerusalem and was awarded an honorary Ph.D. degree from Bar Ilan University. In 2013, Mr. Halevy received the President Herzog prize for service to Israel in defense, security and diplomacy. Mr. Halevy received the Director’s Award from the Central Intelligence Agency for his decades long contribution to the relations between Israel and the United States.

David Wiernik has served as a director since March 2016 and is the Chairman of our Nominating Committee. Mr. Wiernik owns and manages several international software companies, specializing in navigation and GPS-related technologies, including NNG KFT, developer of the I-GO and NAV N GO solutions, the world’s leading navigation software. NNG is the provider of white-labeled navigation software to 34 car manufacturers around the world. Mr. Wiernik previously served as a commercial pilot and flight instructor, and began his career as an airline captain.

Derek Zissman has served as a director since the closing of the Business Combination, is the Chairman of our Audit Committee and a member of our Compensation Committee. Since February 2016, Mr. Zissman has served as a director of Hellofresh Inc., a global provider of fresh-food at home. Mr. Zissman has served as a director of Signia Wealth Ltd., a privately-held wealth management company since July 2015. Since February 2015, Mr. Zissman has also been a director of Amiad Water Systems Ltd., a member of the AIM listed water solutions group. Since October 2014, Mr. Zissman has been a director of Hotel Urbano Viagens e Turismo S.A., a privately-held online hotel booking company located in Brazil. Since July 2012, Mr. Zissman has been a director of LogicNow S.A. (formerly GFI Software S.a.r.l.), a privately-held global IT solutions company. Since April 2008, Mr. Zissman has served as a director of The 600 Group PLC, an AIM listed engineering group. Previously, from May 2009 to September 2013, Mr. Zissman was a member of the Barclays Wealth & Investment Management Advisory Committee. From June 2009 to January 2013, Mr. Zissman was a director of Seymour Pierce Ltd., a privately-held corporate finance and stock broking entity, serving as chairman of the board. From May 2009 to December 2010, Mr. Zissman served as a non-executive director for Wesleyan Assurance Society. From May 2008 to December 2011, Mr. Zissman served as the chairman of the advisory board of Alchemy Partner LLP, a private equity firm. From October 1976 to March 2008, Mr. Zissman served as partner for KPMG and from October 2004 until March 2008, as Vice Chairman of the UK firm. He co-founded KPMG’s Corporate Finance Group in the United Kingdom and Private Equity Groups in the United Kingdom and United States.

Arrangements Concerning Election of Directors; Family Relationships

The currently serving directors were appointed to serve in such capacity as of the consummation of the Business Combination pursuant to the terms of the Merger Agreement, according to which they shall serve as director until our next annual meeting.

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors. Benjamin Gordon and Mitchell I. Gordon are not related.

B.	Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers, for the year ended December 31, 2015, was approximately $153,000. This amount includes approximately $41,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers.

We did not pay any compensation or benefits to (or set aside or accrue any amounts for benefits for) directors for the year ended December 31, 2015. Commencing 2016, we pay each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone and for written consents. In addition, commencing 2016, we pay the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. Commencing 2016, we pay the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay such fees on a quarterly basis. In addition we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

Employment Agreements with Executive Officers

On September 6, 2015, simultaneously with the execution of the Merger Agreement, Ability entered into an employment agreement with each of (i) Anatoly Hurgin for Mr. Hurgin to serve as its Chief Executive Officer, and (ii) Alexander Aurovsky for Mr. Aurovsky to serve as its Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to the employment agreements, the executive’s gross salary shall be NIS 120,000 ($30,800) per month commencing January 1, 2016. Each executive is also entitled to receive the following benefits:

●	Ability will pay to an insurance company or a pension fund for such executive, as amount equal to 8.33% of his salary which shall be allocated to a fund for severance pay, and an additional 5% of salary in the case of an insurance policy (or an additional 6% in the case of a pension fund) which shall be allocated to a provident fund or pension plan. In addition, if the executive elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension plan, either case, which will be deducted from the executive’s salary), Ability will contribute an amount up to 2.5% of the executive’s salary for disability insurance, provided that such insurance is available for the executive;

●	Ability will contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of each executive; and

●	Ability will provide such executive with a luxury motor vehicle and pay or reimburse the executive for all reasonable expenses relating to the use of the motor vehicle.

Each employment agreement provides that the executive shall be entitled to receive an annual performance bonus of up to NIS 360,000 ($92,400) based on annual performance goals agreed upon by Ability and the executive. Each employment agreement may be terminated by Ability or the executive upon 120 days’ prior written notice, in which case the executive shall be entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, Ability, by resolution of its board of directors, may terminate the employment agreements at any time by written notice for cause (as defined in the employment agreements).

In November, 2015, Ability retained Avi Levin to serve as its Chief Financial Officer. Under the employment agreement entered into with Mr. Levin in December 2015, effective as of November 8, 2015, Ability agreed to pay Mr. Levin a gross salary of NIS 45,000 ($11,500) per month. In addition, Mr. Levin will be eligible to receive an annual performance-based bonus of up to NIS 135,000 ($34,500). Mr. Levin is also entitled to the following benefits:

●	Ability will pay to an insurance company or a pension fund for Mr. Levin, as amount equal to 8.33% of his salary which shall be allocated to a fund for severance pay, and an additional 5% of salary in the case of an insurance policy (or an additional 6% in the case of a pension fund) which shall be allocated to a provident fund or pension plan. In addition, if Mr. Levin elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension fund, either case, which will be deducted from Mr. Levin’s salary), Ability will contribute an amount up to 2.5% of Mr. Levin’s salary for disability insurance, provided that such insurance is available for the executive;

●	Ability will contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of Mr. Levin; and

●	Ability will provide Mr. Levin with a motor vehicle and pay or reimburse him for all reasonable expenses relating to the use of the motor vehicle.

The employment agreement may be terminated by Ability or Mr. Levin upon 60 days’ prior written notice, in which case Mr. Levin shall be entitled to receive salary and benefits during such 60 day period. In addition, Ability, by resolution of its board of directors, may terminate the employment agreement at any time by written notice for cause (as defined in the employment agreement).

Board Practices

Board of Directors

Our board of directors currently consists of seven directors, who shall serve as director until our next annual meeting. We have determined that each of Benjamin Gordon, Mitchell I. Gordon, Efraim Halevy, David Wiernik and Derek Zissman qualifies as an independent director within the meaning of the NASDAQ Listing Rules.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii) directors should not properly fetter the exercise of future discretion;

(iv) a duty to exercise powers fairly as between different sections of shareholders;

(v) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi) a duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has.

As described above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Audit Committee

Our audit committee currently consists of Mitchell I. Gordon, Efraim Halevy and Derek Zissman. Derek Zissman serves as the Chairman of our audit committee. Under SEC rules and the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, within the meaning of SEC rules and the NASDAQ Listing Rules, each of whom must be able to read and understand fundamental financial statements, including the company’s balance sheet, income statement and cash flow statement (and one of whom has had past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication) and none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that Mr. Zissman is an “audit committee financial expert,” as defined by SEC rules and has the requisite financial sophistication required by the NASDAQ Listing Rules.

Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the rules and regulations of the SEC and the NASDAQ listing requirements, which include: retaining and terminating our independent auditors; pre-approval of audit and non-audit services to be provided by the independent auditors; and reviewing and recommending to the board of directors approval of our quarterly and annual financial reports.

Compensation Committee

Our compensation committee currently consists of Mitchell I. Gordon, Efraim Halevy and Derek Zissman. Efraim Halevy serves as the Chairman of our compensation committee. Under the NASDAQ Listing Rules, we are required to maintain a compensation committee consisting of at least two directors, each of whom is an independent director within the meaning of the NASDAQ Listing Rules. Our board of directors has affirmatively determined that each member of our compensation committee qualifies as an “independent director” under the NASDAQ Listing Rules. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including the authority to make and modify awards under such plans. Our board of directors has adopted a compensation committee charter setting forth the specific responsibilities of the compensation committee, consistent with the requirements of the NASDAQ Listing Rules.

Nominating Committee

Our nominating committee currently consists of Benjamin Gordon, Efraim Halevy and David Wiernik. David Wiernik serves as the Chairman of our nominating committee. Under the NASDAQ Listing Rules, director nominees must be either selected, or recommended for selection by the board of directors, by a nomination committee comprised solely of independent directors within the meaning of the NASDAQ Listing Rules. Our board of directors has affirmatively determined that each member of our nominating committee qualifies as an “independent director” under the NASDAQ Listing Rules. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on our board of directors. Our board of directors has adopted a nominating committee charter setting forth the specific responsibilities of the compensation committee and addressing the nominating process, consistent with the requirements of the NASDAQ Listing Rules.

The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

●	should be accomplished in his or her field and have a reputation, both personal and professional, that is consistent with our image and reputation;

●	should have relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise; and

●	should be of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by stockholders and other persons.

Indemnification and Insurance of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. No indemnified person is liable to us for any loss or damage incurred by us as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such indemnified person. No person is found to have committed actual fraud or willful default unless or until a court of competent jurisdiction has made a finding to that effect. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to these provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Under our amended and restated memorandum and articles of association, our directors, on behalf of our company, may purchase and maintain insurance for the benefit of any director or other officer of our company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to our company. We have procured a directors’ and officers’ liability & company reimbursement insurance policy for officers and directors of our company and our wholly-owned subsidiaries, with an aggregate limit of liability for all losses of $10 million.

C.	Employees

As of December 31, 2015, we employed 17 individuals on a full-time basis and 3 individuals on a part-time basis, comprised of administrators and marketing and technical personnel, all of whom were located in Israel. In addition to our employees, we utilize the services of numerous independent contractors worldwide in the area of research and development, sales and marketing.

As of December 31, 2014, Ability employed 12 individuals on a full-time basis and 2 individuals on a part-time basis, all of whom were located in Israel.

As of December 31, 2013, Ability employed 15 individuals on a full-time basis and 1 individual on a part-time basis, all of whom were located in Israel.

We consider our relationship with our employees to be good and a critical factor in our success. While we are not a party to any collective bargaining or other agreement with any labor organization in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Laborers in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) may be applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Trade and Labor.

Under Israeli law, Israeli employees are required to make, and employers are required to pay and withhold, certain payments to the National Insurance Institute (similar, to some extent, to the United States Social Security Administration), on account of social security and health tax payments. In addition, Ability is required to maintain employee benefit plans for the benefit of its employees. Each month, both Ability and its employees contribute sums to the employee benefit plans. The employee benefit plans provide a combination of savings plan (for pension), insurance and severance pay to the Israeli employees. Some of the sums Ability contributes monthly to the employee benefit plans are used to satisfy severance pay to which the employees may be entitled under Israeli law. Since the end of 2015, Ability’s agreements with its employees are in accordance with Section 14 of Israel’s Severance Pay Law, according to which its monthly contributions for severance pay for its employees are in lieu of its severance liability. Ability has set aside additional reserves for severance pay of $270,000 and $99,000 as of December 31, 2015 and December 31, 2014, respectively, for potential future obligations to make severance payments to Ability’s employees with respect to periods prior to the application of Section 14 of Israel’s Severance Pay Law.

D.	Share Ownership

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in “Item 7A. Major Shareholders and Related Party Transactions—Major shareholders.”

2015 Long-Term Equity Incentive Plan

On November 18, 2015, our board of directors approved and adopted a 2015 Long-Term Equity Incentive Plan (the “2015 Plan”), which became effective upon the consummation of the Business Combination. On April 25, 2016, our board of directors approved and adopted the Israeli Sub-Plan to the Ability Inc. 2015 Long-Term Equity Incentive Plan (the “Israeli Sub-Plan” and together with the 2015 Plan, the “Plan”). The purpose of the Plan is to attract and retain personnel of the highest caliber, provide incentive for officers, directors, employees and other key persons and to provide to officers, directors, employees, consultants and other independent contractors who perform services for our company, through the granting of stock options, restricted stock, deferred stock or other stock-based awards, the opportunity to participate in the value and/or appreciation in value of the our ordinary shares.

Awards. The Plan provides for the grant of any or all of the following types of awards (collectively, “Awards”): (a) stock options, (b) restricted stock, (c) deferred stock and (d) other stock-based awards. Awards may be granted singly, in combination, or in tandem, as determined by our board of directors or the Committee (as defined below). Subject to anti-dilution adjustments as provided in the Plan, (i) the Plan provides for a total of 8% of the outstanding ordinary shares following the closing of the Business Combination to be available for distribution pursuant to the Plan (i.e., 2,060,491 ordinary shares), and subject to the provisions of the immediately preceding paragraph, all of such shares may be granted or measured to any participant under the Plan during any calendar year or part thereof. If any outstanding Award is canceled, forfeited, delivered to us as payment for the exercise price or surrendered to us for tax withholding purposes, ordinary shares allocable to such Award may again be available for Awards under the Plan.

Administration. The Plan may be administered by our board of directors or a committee (the “Committee”) consisting of two or more members of the board of directors appointed by the board of directors. The board of directors or the Committee will determine, among other things, the persons to whom Awards will be granted, the type of Awards to be granted, the number of shares subject to each Award and the share price. The board of directors or the Committee will also determine the term of each Award, the restrictions or limitations thereon, and the manner in which each such Award may be exercised or, if applicable, the extent and circumstances under which ordinary shares and other amounts payable with respect to an Award will be deferred. The board of directors or Committee may delegate some of the functions referred to above to our Chief Executive Officer or Chief Financial Officer. No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the effective date of the Plan.

Eligibility and Participation. Officers and other employees of our company or any parent or subsidiary (but excluding any person whose eligibility would adversely affect the compliance of the Plan with the requirements of Rule 16b-3) who are at the time of the grant of an award under the Plan employed by us or any parent or subsidiary of ours, and who are responsible for or contribute to the management, growth and/or profitability of our business or any parent or subsidiary of ours are eligible to be granted options or other Awards under the Plan. In addition, non-qualified stock options and other Awards may be granted under the Plan to any person, including, but not limited to, directors, independent agents, consultants and attorneys who the board of directors or the Committee, as the case may be, believes has contributed or will contribute to the success of our company. Eligibility under the Plan shall be determined by our board of directors or the Committee, as the case may be. A participant’s right, if any, to continue to serve as a director, executive officer, other key employee, or otherwise, will not be enlarged or otherwise affected by his or her designation as a participant under the Plan. Participants may receive one or more Awards under the Plan.

Forms of Awards

Stock Options. The Plan provides for the grant of incentive stock options and non-qualified stock options. The board of directors or the Committee, as the case may be, shall determine those persons to whom stock options may be granted.

Incentive stock options granted pursuant to the Plan are nontransferable by the optionee during his lifetime. Options granted pursuant to the Plan will expire if not exercised within 10 years of the grant (five years in the case of incentive stock options granted to an eligible employee owning stock possessing more than 10% of the total combined voting power of all our shares or the shares of a parent or subsidiary of our company immediately before the grant (a “10% Stockholder”)), and under certain circumstances set forth in the Plan, may be exercised within three (3) months following termination of employment (one year in the event of death, retirement at normal retirement age or disability of the optionee), unless the term of the option, pursuant to the stock option agreement, expires earlier or unless the board of directors or the Committee determines to shorten or extend the exercise periods. Options may be granted to optionees in such amounts and at such prices as may be determined, from time to time, by the board of directors or the Committee. The exercise price of an incentive stock option will not be less than the fair market value of the shares underlying the option on the date the option is granted, provided, however, that the exercise price of an incentive stock option granted to a 10% Stockholder may not be less than 110% of such fair market value. The exercise price of a non-qualified stock option may be less than such fair market value on the date of grant.

Under the Plan, we may not, in the aggregate, grant incentive stock options that are first exercisable by any optionee during any calendar year (under all such plans of the optionee’s employer corporation and its “parent” and “subsidiary” corporations, as those terms are defined in Section 424 of the Code) to the extent that the aggregate fair market value of the underlying stock (determined at the time the option is granted) exceeds $100,000.

The Plan contains anti-dilution provisions authorizing appropriate adjustments in certain circumstances. Shares subject to Awards which expire without being exercised or which are cancelled as a result of the cessation of employment are available for further grants. No ordinary shares may be issued upon the exercise of any option granted under the Plan until the full option price has been paid by the optionee. The board of directors or the Committee may grant individual options under the Plan with more stringent provisions than those specified in the Plan.

Options become exercisable in such amounts, at such intervals and upon such terms and conditions as the board of directors or the Committee provides. Stock options granted under the Plan are exercisable until the earlier of (i) a date set by the board of directors or Committee at the time of grant or (ii) the close of business on the day before the tenth anniversary of the stock option’s date of grant (the day before the fifth anniversary in the case of an incentive stock option granted to a 10% Stockholder).

Restricted and Deferred Stock Awards. Under the Plan, the board of directors or the Committee may grant restricted ordinary shares either alone or in tandem with other Awards. Restricted and deferred stock give the recipient the right to receive a specified number of ordinary shares, subject to such terms, conditions and restrictions as the board of directors or the Committee deems appropriate. Restrictions may include limitations on the right to transfer the stock until the expiration of a specified period of time and forfeiture of the stock upon the occurrence of certain events such as the termination of employment prior to expiration of a specified period of time. In addition, a participant in the Plan who has received a deferred stock Award may request, under certain conditions, the board of directors or the Committee to defer the receipt of an Award (or an installment of an Award) for an additional specified period or until the occurrence of a specified event.

Performance-Based Awards and Performance Goals. Certain Awards made under the Plan may be granted so that they qualify as “performance-based compensation” (as this term is used in Code Section 162(m) and the regulations thereunder) and are exempt from the deduction limitation imposed by Code Section 162(m) (these Awards are referred to as “Performance-Based Awards”). Under Code Section 162(m), our tax deduction may be limited to the extent total compensation paid to the Chief Executive Officer, or any of the four most highly compensated executive officers (other than the Chief Executive Officer) exceeds $1,000,000 in any one tax year. Among other criteria, Awards only qualify as performance-based awards if at the time of grant the Committee is administrating the Plan and the Committee is comprised solely of two or more “outside directors” (as this term is used in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) and the regulations thereunder).

Under the Plan, the board of directors or the Committee may use the following performance measures (either individually or in any combination) to set performance targets with respect to Awards intended to qualify as performance-based Awards: net sales; pretax income before allocation of corporate overhead and bonus; pre-tax income before FAS 123R expense; budget; earnings per share; net income; division, group or corporate financial goals; return on stockholders’ equity; return on assets; return on net assets; return on investment capital; gross margin return on investment; gross margin dollars or percent; payroll as a percentage of sales; inventory turnover; employee turnover; sales, general and administrative expense; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of ordinary share or any other of our publicly-traded securities, if any; market share; gross profits; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; and/or reductions in costs. The Committee will specify reasonable targets within these categories, and the targets may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of financing activities; expenses for restructuring or productivity initiatives; other non-operating items; spending for acquisitions; effects of divestitures; and effects of litigation activities and settlements. Any such performance criterion or combination of such criteria set by the Committee may apply to the participant’s Award opportunity in its entirety or to any designated portion or portions thereof.

All stock options and certain stock Awards, performance Awards, and other Awards granted under the Plan, and the compensation attributable to such Awards, are intended to (i) qualify as performance-based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Code Section 162(m).

Other Stock Based Awards. Other stock-based Awards, which may include performance shares and shares valued by reference to the performance of our company or any parent or subsidiary of our company, may be granted either alone or in tandem with other Awards.

Effect of a Change of Control. Upon a “Change of Control” (as defined in the Plan),) unless a majority of the board of directors determines otherwise prior to such Change of Control, generally, all outstanding options which have been outstanding for at least one year shall become exercisable in full, and shall remain exercisable in full until it expires pursuant to its terms and all restrictions and deferral limitations contained in any restricted stock Award, deferred stock Award and other stock-based Award granted under the Plan shall lapse. All restrictions and deferral limitations with respect to a 409A deferred stock Award or with respect to a participant’s deferred restricted stock account shall not lapse unless the “Change of Control” qualifies as a “409A Change” (as defined in the Plan).

Termination of Employment. The Plan provides for certain periods after termination of employment during which a participant may exercise an option if the participant’s employment is terminated due to death or disability or normal retirement (as defined in the Plan). A participant whose employment is terminated for any reason, including, without limitation, retirement, death or disability, forfeits all unvested, unexercisable and unearned Awards granted to the participant. Except as set forth above, the board of directors or Committee, as the case may be, determines the post-employment rights of a participant with respect to an Award that was vested or earned prior to termination. The Plan’s provisions relating to termination of employment may be modified in the discretion of the board of directors or the Committee.

Term and Amendment. The Plan became effective as of consummation of the Business Combination and no award will be granted more than ten years after the effective date. The board of directors may at any time, and from time to time, amend any of the provisions of the Plan, and may at any time suspend or terminate the Plan; provided, however, that no such amendment is effective unless and until it has been duly approved by the holders of the outstanding shares if the failure to obtain such approval would adversely affect the compliance of the Plan with the requirements of Rule 16b-3 or any other applicable law, rule or regulation. The board of directors or the Committee, as the case may be, may amend the terms of any option or other Award granted under the Plan; provided, however, that subject to certain provisions of the Plan, no such amendment may be made by the board of directors or the Committee, as the case may be, which in any material respect impairs the rights of a participant without the participant’s consent, except for such amendments which are made to cause the Plan to qualify for the exemption provided by Rule 16b-3. Moreover, no option previously granted under the Plan may be amended to reduce the exercise price of the option. Additionally, the board of directors or the Committee may amend the Plan in order to comply with local regulations as may be required for certain employees in other jurisdictions.

Israeli Sub-Plan. The Israeli Sub-Plan will apply to, and modify, awards granted to our employees, directors and officers who are resident in the State of Israel (“Israeli Participants”) so that any such Award granted under the Plan will be governed by the terms of the Israeli Sub-Plan in order to comply with the requirements of Israeli law, including, without limitation, Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

Awards granted under the Israeli Sub-Plan to Israeli Participants who are employees or office holders of ours or our affiliates and who are not controlling shareholders (within the meaning of the Ordinance) will be granted pursuant to the provisions of Section 102 of the Ordinance, and may be awarded either pursuant to (i) Section 102(b) of the Ordinance, in which case such Awards are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. We may elect to designate such Awards to qualify for either capital gains tax treatment or ordinary income tax treatment, and such election shall apply to all Awards made pursuant to Section 102(b) of the Ordinance and cannot be changed until after the passage of time prescribed in Section 102; or (ii) Section 102(c) of the Ordinance, which Awards are not required to be held in trust by a trustee. Under the Israeli Sub-Plan, Israeli Participants who are either non-employee consultants, advisers or service providers of our company or our affiliates or controlling shareholders (within the meaning of the Ordinance) (whether or not an employee of ours or an affiliate) may only be granted Awards under Section 3(i) of the Ordinance, which does not provide for similar tax benefits as Section 102.

As of the date hereof, we have not granted any Awards under the Plan.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 25, 2016 by (i) each of our executive officers and directors individually; (ii) all of our executive officers and directors as a group; (iii) each other person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(1)
Directors and Executive Officers
Anatoly Hurgin	8,106,634	(2)	31.5%
Alexander Aurovsky	8,106,634	(3)	31.5%
Avi Levin	--		--
Benjamin Gordon	215,331	(4)	*
Mitchell I. Gordon	94,788	(5)	*
Efraim Halevy	--		--
David Wiernik	--		--
Derek Zissman	--		--
All directors and executive officers as a group (eight individuals)	16,523,387		63.9%

* Less than 1%.

(1)	The percentage of beneficial ownership of our ordinary shares is based on 25,756,142 ordinary shares outstanding as of April 25, 2016. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All warrants exercisable into ordinary shares within 60 days of the date of this table are deemed to be outstanding and beneficially owned by the shareholder holding such warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Does not include ordinary shares which may become issuable to Anatoly Hurgin pursuant to the earn-out under the Merger Agreement.
(3)	Does not include ordinary shares which may become issuable to Alexander Aurovsky pursuant to the earn-out under the Merger Agreement.
(4)	Includes: (i) 69,365 ordinary shares and currently exercisable warrants to purchase 35,000 ordinary shares directly held by Benjamin Gordon and his wife Elizabeth Gordon; and (ii) 55,483 ordinary shares and currently exercisable warrants to purchase 55,483 ordinary shares directly held by Cambridge Capital LLC, an affiliate of Mr. Benjamin Gordon. Does not include 1,008,149 ordinary shares held by The Gordon Family 2007 Trust, a trust established for the benefit of Benjamin Gordon’s children. We were informed by Mr. Benjamin Gordon that he does not have voting or dispositive power over the shares held by The Gordon Family 2007 Trust.
(5)	Includes 67,072 outstanding ordinary shares and 27,716 ordinary shares issuable upon exercise of currently exercisable warrants.

From our incorporation on September 1, 2015 and until December 23, 2015, we were a wholly-owned subsidiary of Cambridge. On December 23, 2015, as part of completion of the Business Combination, we merged with Cambridge, and acquired Ability by way of a share exchange. Effective as of the closing of the Business Consummation, the former Ability shareholders, Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, each received 8,106,634 ordinary shares, corresponding to 31.5% of our issued and outstanding shares. To our knowledge, there have been no other significant changes in the percentage ownership held by any of our major shareholders since our incorporation.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of April 25, 2016, we had 32 shareholders of record who are registered with an address in the United States, holding approximately 36.96% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since 8,004,799 ordinary shares or 31.08% of our outstanding ordinary shares are held of record by one U.S. nominee company, CEDE & Co.

None of our shareholders has different voting rights from other shareholders. To our knowledge, our company is jointly controlled by the former Ability shareholders, Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, who held a total of 16,213,268 ordinary shares, corresponding to 63% of our issued and outstanding shares giving a right to vote as of May 1, 2016. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Anatoly Hurgin, our Chairman and Chief Executive Officer, owns 100% of Alan, which holds a 60% interest in Active Intelligence Labs Ltd. (Israel) (“AIL”). Ability purchased an aggregate of $780,000 and $420,000 of equipment from AIL during the years ended December 31, 2015 and December 31, 2014, respectively.

On October 24, 2013, Ability entered into a loan agreement with Alan, pursuant to which Ability agreed to loan Alan an aggregate of $760,000. Ability made advances to Alan of $205,000 and $555,003 during the years ended December 31, 2013 and 2014, respectively. The loan accrued interest at the rate of 3.3%, subject to adjustment based on changes to the Israeli consumer price index. The loan (including accrued interest) was repaid in full in December 2015 upon the consummation of the Business Combination.

On March 22, 2016, we entered into an employment agreement with Daniel Hurgin, the son of Mr. Hurgin, pursuant to which Daniel Hurgin has been employed by us in a pre-sale and post-sales support position, for a monthly gross salary of NIS 10,000 (approximately $2,600) and social benefits.

Prior to the completion of the Business Combination on December 23, 2015, Ability was a privately held company owned by Mr. Hurgin and Mr. Aurovsky. During the period from 2012 to 2015, each of Mr. Hurgin and Mr. Aurovsky withdrew funds from Ability on a monthly basis and certain other times, in addition to their respective salaries. From 2012 to 2014, the monthly withdrawal amounts totaled approximately NIS 20,000, and NIS 25,000 in 2015. No interest accrued on the outstanding balances. Since completion of the Business Combination on December 23, 2015, no such additional amounts have been withdrawn by our executives. The withdrawn amounts were recorded in Ability’s accounts and subsequently recognized in the financial statements as “Due from Controlling Shareholders.” As of December 31, 2015, a total of NIS 2,239,162 (or approximately $574,000) was outstanding, of which approximately $251,000 was owed by Mr. Hurgin and approximately $323,000 was owed by Mr. Aurovsky. Such amounts remained outstanding at the time that the Business Combination was completed. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits SEC reporting companies from extending or maintaining personal loans to their directors or executive officers. On February 25, 2016, our audit committee determined that the outstanding withdrawals could potentially be deemed a violation of Section 402. As a result, we immediately sought repayment of the outstanding balance of the withdrawals in full. The outstanding balance was repaid in full that day.

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6B. Directors, Senior Management and Employees — Compensation of Executive Officers - Employment Agreements with Executive Officers.”

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

In January 2015, Ability, its former shareholders, Anatoly Hurgin and Alexander Aurovsky, and a third party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court (the “Court”) in October 2014 by the plaintiff against Ability and its shareholders, claiming a right to review Ability’s accounts and reserving the right to file a monetary claim. The grounds of these legal proceedings, as alleged by the plaintiff, is a memorandum of understanding (“MOU”) signed in 2002 by the former Ability shareholders and the plaintiff’s spouse (who passed away in 2013) (the “Spouse”), pursuant to which the Spouse transferred $150,000 to the Ability shareholders to import, market and sell certain products (which the plaintiff alleges to be cellular interception systems), and that he is therefore allegedly entitled to 15% of the profits derived from these products. From 2003 through 2013, Ability, on behalf of its shareholders, paid the Spouse amounts in the aggregate of NIS 4,512,000 ($1,187,000), which were accounted for as a transaction with shareholders and were recorded directly into shareholders’ equity. In April 2015, a counterclaim was submitted by Ability and its shareholders to the arbitrator claiming that the Spouse received excess amounts of NIS 1,213,000 ($305,000) and therefore, such amounts should be returned to them. On October 12, 2015, the plaintiff’s representatives filed a motion with the Court in order to appoint a new arbitrator. On February 25, 2016, the parties informed the Court of the appointment of the new arbitrator. The first meeting within the new arbitration framework was held on March 27, 2016, and at the end of that meeting, the arbitrator set deadlines for further proceedings before him and for the submission of statements and summaries by the parties. To that end, the plaintiff submitted a statement of claim on April 7, 2016. We are of the opinion that it is impossible to predict the outcome of these legal proceedings at this preliminary stage.

On October 15, 2015, Ability was added to a derivative complaint, originally filed by a stockholder of Cambridge against Cambridge, the members of the Cambridge board of directors and others. The complaint generally alleges, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with Ability and that Ability was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties. The action seeks injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, Ability filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the court lacks personal jurisdiction over Ability; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination and the claims against Ability are insufficiently pleaded. The motion to dismiss is currently pending. We are of the opinion that it is impossible to predict the outcome of these legal proceedings at this preliminary stage.

On October 27, 2015, Ability received a notice alleging that its GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the claimants. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by Ability and/or any entity on its behalf. On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual against Ability and its shareholders. The lawsuit amount for registration fee purpose is NIS 5 million (approximately $1.3 million), however the plaintiffs did not specify the demanded compensation amount. Furthermore, the plaintiffs demand that Ability and/or its shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. We filed a statement of defense on April 5, 2016 and a preliminary hearing was held on April 13, 2016, during which several issues were discussed, but no decision has been given as of yet, a second preliminary hearing has been scheduled for June 15, 2016. We believe that the allegations in the notice and the lawsuit are without merit and intend to vigorously defend against them. While we cannot accurately predict the outcome of this legal proceeding, we are of the opinion that the lawsuit’s probability of success, as filed, is less than even.

Dividend Policy

Our board of directors currently intends to retain all earnings, if any, for use in our business operations and, accordingly, does not anticipate declaring any dividends in the near future. Payment of dividends is within the discretion of our board of directors and will be contingent upon our future revenues and earnings, if any, capital requirements and general financial condition. In accordance with the laws of the Cayman Islands, no dividend or other distribution shall be paid except out of our realized or unrealized profits, out of the share premium account or as otherwise permitted by law.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10E. Additional Information—Taxation—Israeli Taxation— Taxation of non-Israeli stockholders on receipt of dividends.”

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes in the period from December 31, 2015, and until the date of the filing of this Annual Report.

Item 9. The Offer and Listing

A.	Offer and Listing

On December 24, 2015, our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on “Pink Sheets” under the symbol “ABIWF.” Since January 12, 2016, our ordinary shares have also traded on the Tel Aviv Stock Exchange under the symbol “ABIL.”

NASDAQ Capital Market

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Capital Market since December 24, 2015.

	Ordinary Shares ($)
	High	Low
Quarterly:
First Quarter 2016	10.16	6.02
Fourth Quarter 2015	9.90	9.00

Most Recent Six Months:
April 2016 (until April 27)	7.46	5.77
March 2016	7.20	6.07
February 2016	7.61	6.02
January 2016	10.16	8.53
December 2015	9.90	9.00

On April 27, 2016, the last reported sale prices of our ordinary shares on the NASDAQ Capital Market was $7.11.

Tel Aviv Stock Exchange

The following table sets forth, for the periods indicated since January 12, 2016, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at the exchange rate published by the Bank of Israel on the date of the reported high or low sales price, as applicable.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Quarterly:
First Quarter 2016	38.21	21.99	9.69	6.06

Most Recent Six Months:
April 2016 (until April 27)	27.79	21.99	7.38	5.76
March 2016	28.28	23.99	7.25	6.06
February 2016	30.91	23.92	7.82	6.15
January 2016	38.21	33.38	9.69	8.45

On April 27, 2016 the last reported sale price of our ordinary shares on the TASE was NIS26.52 per share, or $7.04 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS3.768 = $1.00).

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

On December 24, 2015, our ordinary shares and warrants began to trade on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF.” Since January 12, 2016, our ordinary shares have also traded on the Tel Aviv Stock Exchange under the symbol “ABIL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Registered Office and Objectives

We are registered with the Cayman Island's Registrar of Companies under registration number 303448. The objects and purposes for which our company is established, as set forth in Article 3 of our amended and restated memorandum of association, are unrestricted and we shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares

Voting. Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy.

Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association unless the transfer is restricted or prohibited by another instrument, Cayman law or the rules of a stock exchange on which the shares are traded by an instrument of transfer-in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of shares without assigning any reason therefor. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal.

Variation of Rights. If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class may be varied without the consent of the holders of the issued shares of such class where such variation is considered by the board of directors not to have a material adverse effect upon such rights. Otherwise, any such variation shall be made with either:

(i)	the consent in writing of the holders of not less than two thirds of the issued shares of that class; or

(ii)	the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For any such meeting, the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class.

Alteration of Capital. We may by ordinary resolution: (a) increase our share capital; (b) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; (c) convert all or any of our paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination; (d) by subdivision of our existing shares or any of them, divide the whole or any part of our share capital into shares of smaller amounts or into shares without par value; and (e) cancel any shares that at the date of the passing of the ordinary resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the provisions of the Companies Law, we may by special resolution reduce our share capital or any capital redemption reserve fund.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares shall be effected in such manner and upon such other terms as we may, by special resolution, determine before the issue of the shares.

Call on Shares and Forfeiture of Shares. Subject to the terms of the allotment and issue of any shares, the directors may make calls upon the shareholders in respect of any monies unpaid on their shares (whether in respect of par value or premium), and each shareholder shall (subject to receiving at least 14 clear days' notice specifying the time or times of payment) pay to us at the time or times so specified the amount called on the shares. A call may be revoked or postponed, in whole or in part, as the directors may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

If a call or instalment of a call remains unpaid after it has become due and payable, the directors may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our amended and restated articles of association, our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting. In addition, under our amended and restated articles of association, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office.

A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors, which has currently delegated such authority to the compensation committee with respect to directors who are not independent directors. There is no age limit requirement for directors.

Dividend and Liquidation Rights

The holders of our ordinary shares are entitled to receive the dividends that are declared and approved by the board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in-surplus in the United States, subject to a statutory solvency test. Any dividend or other distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the directors, be paid into a separate account in our company’s name, provided that we shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to us.

On liquidation, a liquidator may divide our assets, among the shareholders, in cash or in kind, in whole or in part, in a manner proportionate to their shareholdings.

Shareholder Meetings

Each ordinary share entitles the holder thereof to one vote on a show of hands and one vote in respect to each ordinary share held by that shareholder on a poll, on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorized representative or proxy). A shareholder may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a shareholder appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes.

No business shall be transacted at any general meeting unless a quorum is present. Two shareholders being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy, shall be a quorum unless we have only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholder’s requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Under the amended and restated memorandum and articles of association, we may, but are not obliged to (unless required by the Companies Law), in each year hold a general meeting as our annual general meeting. However, we intend to hold shareholders’ meetings annually and shareholders’ meetings may be convened by the board of directors on its own initiative. Subject to the amended and restated memorandum and articles of association, advance notice of at least five clear days is required for the convening of shareholders’ meetings. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast, while a special resolution requires the affirmative vote of two-thirds of the votes cast attaching to the ordinary shares. Holders of ordinary shares have the power, among other things, to elect directors, appoint auditors and make changes in the amount of our authorized share capital.

Material issues that require a special resolution of the shareholders under the Companies Law include resolutions to alter the memorandum of association with respect to any objects, powers or other matters specified therein, any alteration of the amended and restated articles of association, any reduction of capital, any change of name, the appointment of an inspector for examining the affairs of the company, requiring the company to be wound up by a court, any voluntary winding up, delegating to creditors the power of appointing liquidators, making binding arrangements between the company and its creditors, and sanctioning the transfer of the business or property of the company being wound up to another company whether established in the Cayman Islands or in any other jurisdiction.

Inspection of Books and Records.

No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this Annual Report, which contains our audited financial statements, available to shareholders

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. The following paragraphs are a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and to their shareholders.

Mergers and Similar Arrangements. The Companies Law provides that a merger or consolidation may occur between any of the following: (a) one or more companies incorporated under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands, provided that the Cayman Islands company is the surviving entity; or (b) two or more companies incorporated under the Companies Law. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. Such a merger or consolidation does not need court approval for a company limited by shares (but not segregated portfolio companies).

A merger or consolidation will involve, amongst other things, the directors of each company participating in a merger or consolidation approving a written plan of merger or consolidation on behalf of that company which complies with the requirements of the Companies Law. The written plan of merger or consolidation approved by the directors must generally be authorized by resolution of the shareholders of each company participating in the merger or consolidation, subject to and in accordance with the Companies Law. The consent of each holder of a fixed or floating security interest of a company participating in a proposed merger or consolidation should also be obtained, although the courts of the Cayman Islands have a discretion to waive such requirement upon such terms as to the security to be issued by the consolidated or surviving company as the court considers reasonable.

A dissenting member of a Cayman Islands company proposing to participate in a merger or consolidation has a limited entitlement to provide a written objection to the proposed action and to receive payment of the fair value of his shares in accordance with the provisions of the Companies Law.

If a merger or consolidation is effected in accordance with the Companies Law:

●	the rights, property, business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies immediately vest in the surviving or consolidated company;

●	subject to any specific arrangements entered into by the relevant parties, the surviving or consolidated company is liable for and subject, in the same manner as the constituent companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of the constituent companies;

●	an existing claim, cause or proceeding, whether civil (including arbitration) or criminal pending at the time of the merger or consolidation by or against a constituent company, is continued by or against the surviving or consolidated company; and

●	a conviction, judgment, ruling, order or claim, due or to become due, against a constituent company, applies to the surviving or consolidated company instead of to the constituent company.

Cayman Islands law also provides statutory provisions which facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the parties have complied with the statutory provisions regarding majority vote;

●	the shareholders have been fairly represented at the meeting in question; and

●	the arrangement is one that a businessman would reasonably approve.

When a take-over offer is made and accepted by holders of 90% in value of the shares within four months, the offeror may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff in respect of wrongs done to us and a derivative action may not be brought by a minority shareholder. However, exceptions to the foregoing principle may apply in circumstances in which:

●	a company is acting or proposing to act illegally or outside of its powers;

●	the act complained of, although not outside of its powers, could be affected only if authorized by more than a simple majority vote;

●	the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

●	those who control the company are perpetrating a “fraud on the minority.”

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

D.	Exchange Controls

Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our amended and restated memorandum and articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation similar to inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our company.

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2013 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders of our ordinary shares in the United States that will hold our ordinary shares as capital assets for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, certain financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

●	S-corporations;

●	persons whose “functional currency” is not the U.S. Dollar;

●	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

●	persons holding our ordinary shares in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that the IRS’s position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any jurisdiction thereof; or

●	a trust or estate the income of which is subject to United States federal income taxation regardless of its source.

Holders should consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain pro rata distributions of our ordinary shares to all our shareholders, generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against U.S. federal income tax liability. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if certain minimum holding period requirements are not satisfied. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s tax basis in our ordinary shares, and any gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will be equal to the cost of the ordinary share. For non-corporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation in the case of long-term capital gain. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company” (“PFIC”), in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

●	at least 75% of its gross income is “passive income”, or

●	at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

However, our PFIC status for each taxable year may be determined only after the end of such year and will depend on the composition of our income and assets, our activities and the value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time. If we are a PFIC then unless a U.S. Holder makes one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to that U.S. Holder (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or its holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares.

Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for that year (other than income allocated to the current period or any taxable period before we became a PFIC, which will be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and will not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to a U.S. Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

In addition, all U.S. Holders may be required to file tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury may require. For example, if a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. The failure to file this form when required could result in substantial penalties.

Based on the financial information currently available to us and the nature of our business, we do not believe that we were a PFIC for the taxable year ending December 31, 2015. However, this determination could be subject to challenge by the IRS. If, contrary to our expectations, we were to be classified as a PFIC for 2015, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

Backup Withholding and Information Reporting Requirements

U.S. backup withholding and information reporting requirements may apply to payments to holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and proceeds from the sale of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation). A payor may be required to backup withhold from payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the backup withholding rules generally should be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders will likely not be able to credit foreign taxes against the 3.8% Medicare tax.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. Holders should consult their tax advisors concerning the tax consequences of their particular situations.

Israeli Taxation

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a brief discussion of material Israeli tax consequences concerning the ownership and disposition of our securities by non-Israeli resident shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Company Taxation

Ability Inc. is managed and controlled from Israel and is considered by the Israeli Tax Authority as a company resident in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes.

The standard corporate tax rate for Israeli companies was 25% in 2012 and 2013, was increased to 26.5% for 2014 and 2015 and was reduced to 25% for 2016 and thereafter.

Prior to 2015, Ability was granted an “Approved Enterprise” status under the Investment Law for the ten years ended December 31, 2014. Ability received a deferral of corporate income tax on non-distributed income generated by the Approved Enterprise (“Approved Income”). Distributed Approved Income is subject to 25% corporate income tax at the Ability level.

Beginning January 1, 2015, Ability elected to participate in the “Preferred Enterprise” program under the amendment to the Investment Law. Due to Ability’s “Preferred Enterprise” status, Ability expects to benefit from a reduced tax rate of 16% in 2015 and thereafter with respect to taxable income generated by the Preferred Enterprise (“Preferred Income”) regardless of whether such Preferred Income is distributed, and all other taxable income will be subject to the standard corporate tax rate. If Ability does not meet the requirements for a Preferred Enterprise, it will be subject to tax at the ordinary corporate income tax rate, which is 25% in 2016 and thereafter and may be required to pay incremental taxes over the reduced tax rates under the Preferred Enterprise as discussed above, plus indexation, and interest thereon, and possibly penalties thereon.

Taxation of non-Israeli shareholders on receipt of dividends

Shareholders are expected to be subject to a 15% withholding tax with respect to dividends from Approved Income and 20% with respect to dividends from Preferred Income, both subject to any applicable tax treaty between Israel and the country of residence of the shareholder. Dividends distributed out of income which is not Approved Income or Preferred Income are expected to be subject to withholding tax of 25% or 30%, subject to any applicable tax treaty between Israel and the country of residence of the shareholder.

Taxation of non-Israeli shareholders on disposition of securities

Subject to certain conditions set forth in the Ordinance, the disposition of our securities by non-Israeli resident shareholders should be exempt from tax in Israel.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

You may inspect our securities filings, including this Annual Report and the exhibits and schedules thereto, without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the Annual Report from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on this website.

A copy of each document concerning our company that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive offices.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. We conduct business primarily in U.S. dollars and to a lesser extent, in NIS and Euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. For example, salaries and related expenses for Israeli employees and payables to Israeli suppliers are paid in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses and payables that are payable in NIS, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked NIS expenses. On the other hand, we also own assets that are denominated in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our assets. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our NIS denominated assets. For the years ended December 31, 2015, 2014 and 2013, loss (gain) from currency fluctuations was $64,000, ($274,000) and $227,000, respectively. We expect that an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in U.S. dollar terms by approximately $0.3 million in 2016 and vice versa. For additional information see “Item 3D Key Information - Risk Factors – Risks Related to our Company - Our international operations subject us to currency exchange risk.”

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 23, 2013, Cambridge filed a registration statement on Form S-1 (File No. 333-191868) for its initial public offering, which was declared effective on December 17, 2013. On December 23 and 30, 2013, Cambridge closed the initial public offering of all 7,000,000 and 1,050,000 units, respectively, each consisting of one share of common stock, $0.0001 par value, and one warrant, at an offering price of $10.0 per share, generating aggregate, total gross proceeds of $80,500,000. EarlyBirdCapital, Inc. acted as the representative of the underwriters for the initial public offering. Simultaneously with the offering, on December 23 and 30, 2013, Cambridge consummated the private placement of 427,500 and 44,625 sponsors’ units, respectively, at $10.0 per share, generating total proceeds of $4,721,250.

Cambridge paid a total of $2,616,250 in underwriting discounts and $507,525 for other costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to Cambridge from the offering were $82,097,475 (which includes the $4,721,250 it received from the private placement), of which $81,305,000 was deposited into a trust account. The remaining proceeds of $792,475 became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. Additionally, Cambridge paid $10,000 per month to Cambridge Capital LLC for general and administrative services.

After consummation of the Business Combination, the funds in the trust account were released to Ability. These funds were used as follows: (i) approximately $21.6 million to pay the holders of public shares who exercised their conversion rights, (ii) approximately $2.0 million was used to pay Ability’s transaction expenses in connection with the Business Combination, (iii) $18.1 million to pay the cash portion of the merger consideration payable to the Ability shareholders, (iv) $11.9 million reserved for the Ability shareholders’ put agreement, (v) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, and (vi) $0.9 million to purchase 16% of the shares in ASM from Eyal Tzur. The balance of approximately $19.0 million was released to Ability to be used for working capital purposes.

None of these payments, except for the cash portion of the merger consideration payable to the Ability shareholders, Anatoly Hurgin, our Chief Executive Officer and Chairman, and Alexander Aurovsky, our Chief Technology Officer and director, were direct or indirect payments to our directors or officers (or their associates), to persons owning 10% or more of any class of our equity securities, or to our affiliates.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (as the principal executive and principal financial officer, respectively) concluded that, due to the existence of certain outstanding amounts in violation of Section 402 of the Sarbanes-Oxley Act of 2002 as of December 31, 2015, as well as material weaknesses in our internal control over financial reporting with respect to cut-off procedures relating to expenses and revenue recognition in multiple element sale transactions, which resulted in a restatement of our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively, and an instance of fraud committed by a third party, our disclosure controls and procedures were not effective as of December 31, 2015.

(b) Report of Management on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. As discussed elsewhere in this Annual Report, we completed the Business Combination on December 23, 2015. Prior to the Business Combination, Ability was a privately held company and therefore its controls were not required to be designed or maintained in accordance with Exchange Act Rule 13a-15. The design of new internal control over financial reporting suitable for a public company has required and will continue to require significant time and resources from our management and other personnel. As a result, management was unable, without incurring unreasonable effort or expense, to conduct an assessment of our internal control over financial reporting as of December 31, 2015. Therefore, we are excluding from this Annual Report management’s report on internal control over financial reporting as of December 31, 2015 pursuant to Section 215.02 of the SEC’s Compliance and Disclosure Interpretations of Regulation S-K.

In addition, as long as we qualify as an emerging growth company under the JOBS Act, we are exempt from the requirement to provide an attestation report on the effectiveness of our internal control over financial reporting of our registered public accounting firm.

(d) Changes in Internal Control over Financial Reporting. During the year ended December 31, 2015, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weaknesses. As part of our financial reporting closing process, we and Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm and our independent registered public accounting firm, identified material weaknesses in our internal control over financial reporting with respect to cut-off procedures relating to expenses, as certain amounts due to two third parties had not been timely expensed, and revenue recognition in multiple element sale transactions had not been properly allocated and timely deferred, which resulted in a restatement of the consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively. Further, it was discovered that certain amounts were outstanding as of December 31, 2015, which could be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002. We intend to address our internal control over financial reporting issues in order to address and remedy the material weaknesses identified in our internal control over financial reporting. We intend to establish formal policies, processes and practices related to financial reporting, identify key financial reporting risks, and assess the potential impact of those risks to specific areas and activities within our organization that may need remediation. We have engaged an external consultant to assist us with the improvement of our information and control systems and to assist in our compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We also intend to enhance the formality and rigor of review and reconciliation of amounts due to major vendors and enhance our review procedures with respect to multiple element transactions. We believe that these steps will remediate the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and make changes that our management deems appropriate.

A control system, no matter how well conceived or operated, can provide reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in controls systems, no evaluation of controls can provide absolute assurance that all control issues and instance of fraud, if any, have been detected.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Derek Zissman, an “independent” director for purposes of serving on an audit committee under the Exchange Act and NASDAQ listing requirements, qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.

Item 16B. Code of Ethics

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Ethics is intended to meet the definition of “code of ethics” in Item 16B of Form 20-F under the Exchange Act.

Requests for copies of our Code of Ethics should be sent in writing to Ability Inc., Yad Harutzim 14, Tel Aviv, Israel, 6770007.

Item 16C. Principal Accountant Fees and Services

For the years ended December 31, 2015 and 2014, we were billed the following aggregate fees for the professional services rendered by Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm:

(U.S. dollars; in thousands)	Year Ended December 31,
	2015	2014
Audit Fees(1)	150	70
Audit-Related Fees(2)	15	-
Tax Fees	-	-
All Other Fees	-	-
Total	165	70

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results.
(2)	Audit-related fees are for services rendered by our auditors in connection with the review of the joint proxy statement/prospectus for the Business Combination.

Our audit committee has adopted a policy for pre-approval of audit and permitted non-audit services provided by our independent auditor. Any proposed services exceeding the pre-approval amounts for all services to be provided by our independent auditor require an additional specific pre-approval by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we have the option to follow certain Cayman Islands corporate governance practices rather than those of the Listing Rules of the NASDAQ Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. We currently rely on this “foreign private issuer exemption” with respect to the following NASDAQ requirements:

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of Cayman Islands law, rather than seeking approval for corporate actions in accordance with NASDAQ Listing Rule 5635. In particular, under the NASDAQ Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the laws of the Cayman Islands, the transactions and corporate actions listed in (i) to (iv) above do not require shareholder approval, unless such shareholder approval is specifically required under a company’s articles of association. Our amended and restated articles of association do not require shareholder approval for the foregoing transactions and corporate actions. Under Cayman Islands law, the board of directors may authorize such transactions and corporate actions for and on behalf of the company.

●	Quorum requirement. Under our amended and restated articles of association, the presence of at least two shareholders, in person or by proxy (or if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be a quorum for any general meeting, unless we only have one shareholder entitled to vote at such general meeting, in which case the quorum shall be that one shareholder present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorized representative or proxy). If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Under the NASDAQ Listing Rules, a quorum for a shareholders’ meeting shall be no less than 33 1/3% of the outstanding shares of the company.

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules in the NASDAQ Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under NASDAQ listing requirements applicable to domestic issuers. For more information, see “Item 3D. Key Information - Risks Relating to Incorporation in the Cayman Islands - As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under “Item 18. Financial Statements.”

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F- 28, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm	F-3

Consolidated Financial Statements as of December 31, 2015:
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Comprehensive Income (Loss)	F-6
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to the Consolidated Financial Statements	F-10 - F-28

Item 19. Exhibits

No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Ability Inc. (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
2.1	Specimen Ordinary Share Certificate of Ability Inc. (formerly Cambridge Holdco Corp.), (incorporated by reference to Exhibit 4.4 to Amendment 2 of the Registration Statement on Form S-4/A filed on November 17, 2015).
4.1	Agreement and Plan of Reorganization, dated as of September 6, 2015, by and among Cambridge Capital Acquisition Corporation, Cambridge Holdco Corp., Ability Computer & Software Industries Ltd., and the shareholders of Ability Computer & Software Industries Ltd. (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.2	Form of Indemnity Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Computer & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.3	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of the Ability shareholders (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.4	Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and The Gordon Family 2007 Trust (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.5	Employment Agreement between Ability Computer & Software Industries Ltd. and Anatoly Hurgin, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.6	Employment Agreement between Ability Computer & Software Industries Ltd. and Alexander Aurovsky, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.7	Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.8	JV Purchase Escrow Agreement, dated as of December 23, 2015 by and among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), Ability Security Systems Ltd., Eyal Tzur, the former shareholders of Ability Computer & Software Industries Ltd. and Continental Stock Transfer & Trust Company, as Escrow Agent.
4.9	Rental Contract, effective December 1, 2013, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer and Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.10	Rental Contract, effective May 1, 2015, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer and Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.11	2015 Long-Term Equity Incentive Plan (incorporated by reference to Annex C of the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.12	Israeli Sub-Plan to the 2015 Long-Term Equity Incentive Plan.
4.13	Reseller Agreement, effective October 20, 2015, between a third-party and Ability Computer and Software Industries Ltd. relating to the resale of certain telecommunication products and services (Portions of the agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act and have been filed with the SEC separately).
8.1	List of Subsidiaries.
11	Code of Ethics.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ABILITY INC.

Date: May 1, 2016	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Ability Inc.

Consolidated Financial Statements

As of December 31, 2015

F-1

Ability Inc.

Consolidated Financial Statements

As of December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ability Inc.

We have audited the accompanying consolidated balance sheets of Ability Inc. and Subsidiaries ("the Group") as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income (loss), changes in shareholders' equity (deficit) and cash flows for the three years in the period ended December 31, 2015. The Group’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015 and 2014 and its results of operations and cash flows for the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the consolidated financial statements as of December 31, 2014 and for the two years in the period then ended, have been restated to reflect correction of errors with respect to: previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2014.

May 1, 2016	/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2015	2014
	(U.S. dollar in thousands)
		Restated
ASSETS
CURRENT ASSETS:
Cash (VIE - $764 thousand and $856 thousand as of December 31, 2015 and 2014, respectively)	25,829	11,709
Restricted deposits	325	487
Accounts receivable (VIE - $593 thousand and $0 thousand as of December 31, 2015 and 2014, respectively)	3,804	48
Accumulated costs with respect to project in excess of progress payment	457	-
Loans to related company	-	709
Due from Controlling Shareholders	574	-
Other current assets (VIE - $137 thousand and $460 thousand as of December 31, 2015 and 2014, respectively)	1,812	632
Total Current Assets	32,801	13,585

NON-CURRENT ASSETS:
Other assets	112	158
Restricted deposit for put option	11,900	-
Property and equipment, net	757	712
Total Non-Current Assets	12,769	870
Total Assets	45,570	14,455

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2015	2014
	(U.S. dollar in thousands)
		Restated
LIABILITIES & SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	60	848
Accounts payable and accrued expenses	145	70
Income tax payable	6,062	191
Deferred income tax	-	423
Other accounts payable	941	229
Accrued expenses and accounts payable with respect to Projects (VIE - $588 thousand and $182 thousand as of December 31, 2015 and 2014, respectively)	7,725	3,882
Due to Controlling Shareholders	-	21
Due to related company	600	-
Dividend payables	-	1,163
Progress payments in excess of accumulated costs with respect to Projects (VIE - $0 and $503 thousand as of December 31, 2015 and 2014, respectively)	-	5,646
Total Current Liabilities	15,533	12,473
NON-CURRENT LIABILITIES:
Other accounts payable	112	158
Put option liability	11,900	-
Accrued severance pay	270	99
Total Non-Current Liabilities	12,282	257
Total Liabilities	27,815	12,730

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2015.	-	-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,276,142 shares issued and outstanding at December 31, 2015.	3	3
Additional paid in capital	18,560	32
Retained earnings (deficit) (VIE - $906 thousand and $631 thousand as of December 31, 2015 and 2014, respectively)	(808)	1,690
Total Shareholders' Equity	17,755	1,725
Total Liabilities and Shareholders' Equity	45,570	14,455

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2015	2014	2013
	(U.S. dollar in thousands)
		Restated

Revenues	52,151	21,444	5,903
Cost of revenues	29,654	13,968	4,785
Gross profit	22,497	7,476	1,118
Sales and marketing expenses	3,305	3,064	665
General and administrative expenses	1,317	469	419
Operating income	17,875	3,943	34
Finance expenses (income), net	99	(269)	371
Income (loss) before income tax	17,776	4,212	(337)
Income tax expenses (benefit)	3,023	1,090	(57)
Net and comprehensive income (loss)	14,753	3,122	(280)
Basic and diluted income (loss) per share (U.S. dollar)	0.60	0.13	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

	Preferred shares		Ordinary Shares		Additional paid in	Retained earnings (accumulated
	Shares	Amount	Shares	Amount	capital	losses)	Total
		(U.S. dollar in thousands)		(U.S. dollar in thousands)

Balance as of December 31, 2012 as previously reported (other than ordinary shares and additional paid in capital)			25,276,142	3	32	(921)	(886)
Adjustments			-			(231)	(231)
Balance as of December 31, 2012 (Restated)	-	-	25,276,142	3	32	(1,152)	(1,117)

Net and comprehensive loss (Restated)						(280)	(280)
Balance as of December 31, 2013 (Restated)	-	-	25,276,142	3	32	(1,432)	(1,397)

Net and comprehensive income (Restated)						3,122	3,122
Balance as of December 31, 2014 (Restated)	-	-	25,276,142	3	32	1,690	1,725

Recapitalization of Cambridge accumulated deficit and issuance of ordinary shares as part of the Reverse Merger	-	-	-	-	18,528		18,528
Dividends						(17,251)	(17,251)
Net and comprehensive income						14,753	14,753

Balance as of December 31, 2015	-	-	25,276,142	3	18,560	(808)	17,755

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2015	2014	2013
	(U.S. dollar in thousands)
		Restated

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	14,753	3,122	(280)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	132	128	115
Capital (gain) loss	18	7	(1)
Changes in operating assets and liabilities:
Restricted deposits	162	259	(460)
Accounts receivable	(3,756)	161	430
Deferred tax	(423)	938	(124)
Other current assets	(1,180)	(140)	(190)
Accrued payroll and other compensation related accruals	(788)	165	131
Accounts payable and accrued expenses	75	32	9
Income tax payable	2,426	104	(273)
Other accounts payable	694	67	127
Accrued expenses and accounts payable with respect to Projects	3,376	3,407	(464)
Due to related company	600	-	-
Due from/to Controlling Shareholders, net	(595)	6	(126)
Progress payments in excess of accumulated costs with respect to Projects (accumulated costs with respect to project in excess of progress payments)	(6,103)	4,669	1,754
Accrued severance pay	171	(32)	(34)
Total Adjustments	(5,191)	9,771	894
Net cash provided by operating activities	9,562	12,893	614

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2015	2014	2013
	(U.S. dollar in thousands)
		Restated

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(353)	(277)	(265)
Proceeds from sale of property and equipment	158	159	13
Loans repaid by (granted to) related company, net	709	(500)	(209)
Net cash provided by (used in) investing activities	514	(618)	(461)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Reverse Merger, net of transaction costs	18,995	-	-
Income tax paid on behalf of the Controlling Shareholders	-	(125)	(300)
Dividends paid	(14,951)	(817)	(231)
Net cash provided by (used in) financing activities	4,044	(942)	(531)

Net Change In Cash	14,120	11,333	(378)
CASH AT BEGINNING OF THE YEAR	11,709	376	754
CASH AT END OF THE YEAR	25,829	11,709	376

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2015	2014	2013
	(U.S. dollar in thousands)
Cash paid:
Interest and banks' charges	40	30	43
Income tax	568	338	776

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 1 - organization and business operation:

a.	General -

Ability Inc. ("Inc") was incorporated under the laws of the Cayman Islands on September 1, 2015, originally as Cambridge Holdco Corp., an exempted company. Inc was formed as a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation ("Cambridge"), a special purpose acquisition corporation, incorporated under the laws of Delaware on October 1, 2013. Cambridge closed its initial public offering and a simultaneous private placement on December 23, 2013. On December 23, 2015, upon a merger of Cambridge into Inc, with Inc surviving the merger and becoming the public entity, Inc consummated a business combination whereby it acquired Ability Computer & Software Industries, Ltd., an Israeli company (the “Company”), by way of a share exchange (the "Reverse Merger"), following which the Company became Inc’s wholly-owned subsidiary. Upon the closing of the Reverse Merger, Inc's ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbols “ABIL” and “ABILW”, respectively. Inc’s warrants were delisted on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF”. On January 12, 2016 its ordinary shares were listed for trading on the Tel Aviv Stock Exchange. Inc, the Company and Ability Security Systems Ltd. ("ASM") are jointly defined as the “Group”.

b.	The Reverse Merger -

1.	The Company's shareholders prior to the closing of the Reverse Merger, Anatoly Hurgin and Alexander Aurovsky (the "Controlling Shareholders") received in the Reverse Merger: 16,213,268 ordinary shares of Inc (reflecting approximately 63% of Inc's issued and outstanding ordinary shares immediately following the Reverse Merger); $18.1 million in cash and an additional number of ordinary shares of Inc to be issued upon and subject to the Company achieving certain net income targets following the share exchange, as described below (the "Net Income Shares"), as consideration for their shares of the Company. Of the ordinary shares of Inc received by the Controlling Shareholders as consideration for the Reverse Merger, 948,515 ordinary shares were placed in escrow pursuant to an indemnity escrow agreement dated December 23, 2015, 50% of which will be released to the Controlling Shareholders on December 23, 2016 (less amounts previously applied in satisfaction of or reserved with respect to indemnification claims that are made prior to that date) and the remaining escrow shares will be released on the date that is the earlier of (x) June 23, 2017 and (y) the thirtieth (30th) day following the filing by Inc of its Annual Report for the year ending December 31, 2016 with the U.S. Securities and Exchange Commission. The Controlling Shareholders entered into lock-up agreements pursuant to which they agreed not to sell any of the ordinary shares of Inc that they received as a result of the Reverse Merger (subject to limited exceptions) until the second anniversary of the closing of the Reverse Merger. Furthermore, each of the Controlling Shareholders have the right, on one occasion during the 60 day period following the second anniversary of the closing of the Reverse Merger, to put to Inc all or part of his pro rata portion of 1,173,267 ordinary shares that he received in the share exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $10.10 per share plus (2) his pro rata portion of interest, if any, on $11.9 million deposited into an escrow account by Inc to fund the payment of the purchase price for the put option if it is exercised.

2.	Migdal Underwriting and Business Initiatives Ltd. ("Migdal") received in the Reverse Merger: 480,000 ordinary shares of Inc; $1.2 million in cash and up to 253,500 Net Income Shares, all in consideration for services provided by them with respect to the Reverse Merger.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

b.	The Reverse Merger (cont.) -

3.	Inc acquired from the sole shareholder of ASM, Eyal Tzur (the "ASM Former Shareholder") 16% of the shares of ASM, a variable interest entity with the Company as its primary beneficiary, for $0.9 million in cash and a put option to sell his remaining holdings to Inc in exchange for 480,000 of Inc's ordinary shares and up to 253,500 Net Income Shares. The put option was exercised in January 2016 in exchange for 456,000 of Inc's ordinary shares that were released from escrow to the ASM Former Shareholder and 24,000 of Inc's ordinary shares shall remain in escrow until January 24, 2017 (i.e., one year following the closing of the put option) to secure the ASM Former Shareholder’s indemnification obligations under the agreement for the acquisition of ASM.

4.	The Company's transaction costs with respect to the Reverse Merger were $6.3 million and include Migdal's service fees ($1.2 million in cash and ordinary shares valued at $4.3 million as detailed above) and other consulting expenses (the "Transaction Costs").

5.	The Controlling Shareholders, Migdal and ASM Former Shareholder will be entitled to receive Net Income Shares based on the Company's achievement of specified net income targets in the fiscal years 2015 to 2018 as set out below:

		Number of Inc's ordinary shares
Fiscal year	Net Income Target	Controlling Shareholders	Migdal	ASM Former Shareholder	Total
2015	$27,000,000	3,384,000	108,000	108,000	3,600,000
2016	$40,000,000	1,739,000	55,500	55,500	1,850,000
2017	$60,000,000	1,880,000	60,000	60,000	2,000,000
2018	$80,000,000	940,000	30,000	30,000	1,000,000

In the event that the Group fail to satisfy the net income target for any fiscal year but net income for such fiscal year is ninety percent (90%) or more of the net income target for such fiscal year, then Inc is required to issue to the Controlling Shareholders, Migdal and ASM Former Shareholder, the pro rata portion of Net Income Shares relating to the percentage achieved.

The net income target of the Group for 2015 was not achieved. However, if the net income for 2016 is ninety percent (90%) or more of 2016's net income target, then Inc is required to issue to the Controlling Shareholders, Migdal and ASM Former Shareholder, the pro rata portion of Net Income Shares relating to the net income achieved for 2016 as well as Net Income Shares relating to 2015 based on the same percentage.

6.	The remaining funds in the restricted trust account of Cambridge amounted to $81.3 million of which: $21.6 million was paid to the holders of 2,136,751 ordinary shares of Cambridge who elected to convert their shares into cash upon consummation of the Reverse Merger; $18.1 million and $11.9 million were paid to the Controlling Shareholders and deposited in an escrow account to secure their put option, respectively; $0.9 million was paid to ASM Former Shareholder; $7.8 million was used to pay outstanding accounts payable and accrued expenses of Cambridge; $2 million was used to pay for the Company's Transaction Costs. The balance of $19 million was made available as working capital for the use of the Group.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

c.	Business operations -

The Group provides advanced interception, monitoring and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. The Group provides innovative tailored solutions with lean and flexible processes that enable short sale cycles and fast delivery.

d.	Regulatory matters -

Certain solutions in certain countries are subject to the Israeli Control Order of Commodities and Services - 1974, and the Israeli Control Order Regarding the Engagement in Encryption Items - 1998 regulated under the Encryptions Export Control Department in the Israeli Ministry of Defense (“IMOD”) (the "Decryption Regime"). Other solutions sold through ASM are subject to the Israeli Defense Export Control Law - 2007 (the "2007 Law") regulated under DECA (the Defense Export Control Agency in IMOD). ASM is an Israeli corporation registered with DECA as a certified exporter, 84% owned (until January 2016) by ASM Former Shareholder. The ASM Former Shareholder’s other wholly-owned Israeli corporation also provides consultancy services to the Company.

The 2007 Law regulates the export of defense equipment, transfer of defense know-how and the provision of defense services, taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel. In addition, the 2007 Law provides that the sale of products to certain customers, mostly armed forces, requires a license from the Israeli Ministry of Defense.

For the most part, the Company's products are manufactured outside of Israel and therefore are not subject to the general provisions of the 2007 Law. The Company's interception systems that contain decryption capabilities may be subject to the Decryption Regime and therefore have obtained necessary licenses thereunder.

All of the Company’s systems that are physically handled in Israel are commercial off the shelf systems which do not include controlled technologies or controlled items.

Any controlled components of the Company's systems are sent to the customers directly by the foreign suppliers of such components, which are located outside of Israel, and are installed or integrated there by the Company or others under its responsibility.

Any systems that include Israeli-made controlled items were sold by ASM pursuant to the JV Agreement described below. ASM is responsible for registering and applying for licenses from DECA when necessary, as well as to coordinate all legal, financial and regulatory issues involved.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

e.	ASM -

The Company and the ASM Former Shareholder were parties to a long-term agreement (the "JV Agreement") pursuant to which the Company contributed the substantial business efforts while ASM was responsible mainly for the regulatory aspects of pursuing business opportunities in the field of DECA controlled products. The JV Agreement could be terminated and/or the activities could be transferred to the Company's full ownership at any time, subject to the Company’s exclusive discretion.

The Company and the Controlling Shareholders were significantly involved in the redesign of ASM’s operations, in such manner that in essence, the operations are conducted only in favor of the Company (ASM has no other activities other than on behalf of the Company). Moreover, according to the JV Agreement, ASM is required to negotiate and determine any project terms and sign contracts with the clients - all with full transparency, coordination and advance consent from the Company, as applicable. Upon the closing of the Reverse Merger, the JV agreement was terminated while maintaining its terms for the existing projects. As mentioned above, in January 2016, ASM Former Shareholder exercised its put option, resulting in ASM becoming a wholly-owned subsidiary of Inc. The Company had the power to govern ASM's operations through the provision requiring its consent of any new client which ASM wishes to accept. The Company is entitled to all but 3% commission (the return that ASM Former Shareholder is entitled to as a service provider) of ASM's net results which are transferred to the Company, and is fully responsible for indemnifying ASM for any losses incurred as part of their joint operations (ASM Former Shareholder does not have any obligation to absorb ASM’s losses) or any negative consequences with respect to the performance of a project.

When the activities of ASM commenced (following conclusion of the JV agreement) it did not have equity at risk (no equity and no subordinated loans). All the equity that ASM has achieved is based on transactions involving the Company. There are no restrictions on ASM's assets. Any required financial guarantees are provided by the Company.

Given the Company’s exposure and rights to the outcome of ASM’s operations, among other factors described above, the Company concluded that ASM is a Variable Interest Entity ("VIE") and that the Company is its primary beneficiary. Therefore, the consolidated financial statements include the financial information of all three entities (Inc, the Company and ASM).

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies:

a.	Basis of presentation:

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the Group’s financial position, results of operations, changes in shareholders' equity (deficit) and cash flows for the periods presented.

The Reverse Merger is accounted for as a reverse merger whereby Inc is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the Company comprising the ongoing operations of the combined company, the Company’s senior management comprising the senior management of the combined company, and that the former shareholders of the Company are the controlling shareholders of Inc after the Reverse Merger. The Reverse Merger is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Reverse Merger is treated as the equivalent of the Company issuing shares for the net assets of Inc, accompanied by a recapitalization. The net assets of Inc are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Merger are those of the Company, and therefore the historical consolidated financial statements presented are the consolidated financial statements of the Company and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of Inc, the Company and ASM. All intercompany accounts and transactions have been eliminated in the consolidation.

c.	Use of estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (cont.):

d.	Foreign currency:

The currency of the primary economic environment in which the operations of the Group is conducted is the U.S. dollar ("Dollar" or "$"); thus, the Dollar is the functional currency of the Group. Therefore, the Group's transactions and balances denominated in Dollars are presented at their original amounts, while non-Dollar transactions and balances have been re-measured to Dollars and the relating gains and losses are reflected in the statements of comprehensive income (loss) as finance income or expenses, as appropriate.

All amounts are presented in Dollars, unless otherwise indicated, rounded to the nearest thousands.

e.	Revenue recognition:

The Group generates revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration services, training and warranty. The Group sells its products (the "Products") and provides services (the "Services") directly to end users and resellers and also participates as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers (the "Projects").

When a sale arrangement contains multiple elements, the Group allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Group establishes VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, the Group attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s go-to-market strategy typically differs from that of its peers and its offerings contains a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, the Group is typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Group offers its products. The determination of ESP is based on applying significant judgment to weigh such factors.

Products and Services:

Revenues from sales of Products are recognized when the Group has delivered the Products to the customer and retained final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured.

Revenues from sales of Services are recognized ratably in the accounting period in which the services are rendered (connection to supportive infrastructure is generally over one year).

The Group provides a one year warranty for the majority of its Products. Based on the Group's experience the provision is deminimis.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

e.	Revenue recognition (cont.):

Projects:

Revenues from Projects are recognized using the completed-contract method to determine the appropriate amount in a given period, as the Group is unable to produce reasonably dependable estimates due to involvement of many subcontractors and lack of transparency of prime contractors' progress.

Under the completed-contract method, costs are accumulated on the balance sheet until the contract is completed or substantially completed. Similarly, amounts billed to customers are also deferred until the contract is completed or substantially completed. To the extent that the amount of accumulated costs exceeds the amount of advance (or progress) payments received or billed by the Group, the excess should be reflected on the balance sheet as a current asset, separated from inventory. To the extent that the amount of advance (or progress) payments received or billed by the Group exceeds the amount of accumulated costs, the excess is reflected as a liability on the balance sheet.

In instances where revenues are derived from sales of third-party vendors' products or services and the Group is a principal in the transactions, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues.

f.	Advertising costs:

Advertising costs are expensed as incurred. In 2015, 2014 and 2013, advertising expenses were $26 thousand, $7 thousand and $14 thousand, respectively.

g.	Related parties:

Related parties include the Controlling Shareholders and entities controlled by them.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

h.	Fair value measurements

Fair value is defined as the price that would be received by selling an asset or paid to transfer a liability (i.e. the ‘exit price’) in an arms’ length transaction between willing market participants at the measurement date. The applicable financial accounting rules establish a hierarchy for inputs used in measuring fair value. The hierarchy is divided into three levels based on the reliability of inputs:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Group has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group’s financial assets and liabilities as of December 31, 2015 and 2014 are measured based on Level 1 inputs.

i.	Property and equipment, net:

Property and equipment are stated at cost less accumulated depreciation. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation are removed and any related gain or loss is recorded in the statements of comprehensive income (loss). Repairs and maintenance that do not extend the life or improve an asset are expensed in the periods incurred.

The Group evaluates its property and equipment for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s estimated fair value. As of December 31, 2015 and 2014, the Group has not written down any of its property and equipment as a result of impairment.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Useful life (years)

Vehicles	15	7
Leasehold improvements	10-20	5-10
Office furniture and equipment	7-10	10-14
Computers, electronics and related	15-33	3-7

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

j.	Income tax:

Deferred tax asset and liability accounts' balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group accounts for deferred tax on non-distributed income that are subject to income tax once distributed and when there is an intent to distribute them.

The Group applies the two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

k.	Earnings (loss) per share:

The Group computes basic earnings or loss per share by dividing net income by the weighted-average number of ordinary shares outstanding during the period. However, consistent with the reverse merger accounting, the calculation of the weighted-average number of ordinary shares includes 24,582,874 shares (which include also 480,000 ordinary shares that were issued to ASM former shareholder upon exercise of its put option on its remaining ordinary shares of ASM, which was fully consolidated within these consolidated financial statements) assumed to be outstanding as of January 1, 2013. Further, the outstanding shares subject to put options were excluded, consistent with the accounting treatment of a put option liability.

Income (loss) per share assuming dilution (diluted earnings (loss) per share) would give effect to dilutive warrants and other potential ordinary shares outstanding during the period, considering the treasury stock method. The outstanding warrants were "out-of-the-money" and the issuance of the Net Income Shares was not probable at any given period and therefore excluded from the calculation.

Basic and diluted earnings (loss) per ordinary share data were computed as follows:

	Years Ended December 31,
	2015	2014	2013
		Restated

Net income (loss) (U.S. dollar in thousands)	14,753	3,122	(280)

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874	24,582,874

Earnings (loss) per ordinary basic and diluted (U.S. dollar)	0.60	0.13	(0.01)

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

l.	Reclassification:

Certain amounts in prior years’ consolidated financial statements have been reclassified to conform to the current year's presentation.

m.	New accounting pronouncements not yet effective

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The new guidance is effective for all periods beginning after December 15, 2018 and the Group is currently evaluating the effects that the adoption of ASU No. 2016-02 will have on the consolidated financial statements, but anticipates that the new guidance will not have a material impact given the minor number of leases the Group has.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As originally issued, this guidance was effective for interim and annual reporting periods beginning after December 15, 2016, and early adoption was not permitted. In July 2015, the FASB deferred the effective date by one year, to interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, but not before the original effective date of December 15, 2016. Entities may choose from two adoption methods, with certain practical expedients. The Group is currently reviewing this standard to assess the impact on its future consolidated financial statements and evaluating the available adoption methods.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 3 - RESTATEMENT PREVIOUS FINANCIAL STATEMENTS

The consolidated financial statements as of December 31, 2014 and for the two years in the period then ended, have been restated to reflect correction of errors with respect to: previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2014, 2013 and 2012, and; previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2014:

Statements of Comprehensive Income (Loss) for the:

	Year ended December 31, 2014
	Previously reported	Adjustments	Restated
	(U.S. dollar in thousands)

Revenues	22,134	(690)	21,444
Cost of revenues	14,654	(686)	13,968
Gross profit	7,480	(4)	7,476
Sales and marketing expenses	2,387	677	3,064
General and administrative expenses	469	-	469
Operating income	4,624	(681)	3,943
Finance income	(269)	-	(269)
Income before income tax	4,893	(681)	4,212
Income tax expenses	1,260	(170)	1,090
Net and comprehensive income	3,633	(511)	3,122

	Year ended December 31, 2013
	Previously reported	Adjustments	Restated
	(U.S. dollar in thousands)

Revenues	5,588	315	5,903
Cost of revenues	4,455	330	4,785
Gross profit	1,133	(15)	1,118
Sales and marketing expenses	665	-	665
General and administrative expenses	419	-	419
Operating income	49	(15)	34
Finance expenses	371	-	371
Loss before income tax	(322)	(15)	(337)
Income tax benefit	(53)	(4)	(57)
Net and comprehensive loss	(269)	(11)	(280)

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 3 - RESTATEMENT PREVIOUS FINANCIAL STATEMENTS (CONT.)

Balance Sheet as of (affected line items only):

	December 31, 2014
	Previously reported	Adjustments	Restated
	(U.S. dollar in thousands)

Income tax payable	310	(119)	191

Deferred income tax	555	(132)	423

Accrued expenses and accounts payable with respect to Projects	3,568	314	3,882

Progress payments in excess of accumulated costs with respect to projects	4,956	690	5,646

Shareholders' Equity	2,478	(753)	1,725

NOTE 4 - Restricted DEPOSITS:

The Group is required to provide banks performance guarantees in certain projects secured by deposits.

As of December 31, 2015 and 2014, the Group's outstanding banks performance guarantees aggregated to $325 thousand and $487 thousand, respectively.

NOTE 5 - Property and Equipment, Net:

Composition:

	December 31,
	2015	2014
	(U.S. dollar in thousands)

Vehicles	488	510
Leasehold improvements	474	368
Office furniture and equipment	123	94
Computers, electronics and related	314	312
Property and equipment	1,399	1,284
Less: accumulated depreciation	642	572
Property and equipment, net	757	712

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 6 - Progress payments in excess of accumulated costs with respect to Projects (Accumulated costs with respect to project in excess of progress payments):

Composition:

	December 31,
	2015	2014
	(U.S. dollar in thousands)
		Restated

Advanced payments from customers	3,649	16,685
Prepaid expenses	(4,106)	(11,039)
Progress payments in excess of accumulated costs with respect to projects (accumulated costs with respect to project in excess of progress payment)	(457)	5,646

NOTE 7 - Related Parties:

a.	Purchases from related company, loans to related company and due from Controlling Shareholders:

1.	A Controlling Shareholder owns 100% of Alan Ltd. (“Alan”) which holds a 60% interest in Active Intelligence Labs Ltd. (Israel) (“AIL”). The Company purchased products which are integrated into its innovative tailored solutions aggregated to $780 thousand and $420 thousand from AIL during the years ended December 31, 2015 and 2014, respectively.

2.	In 2014 and 2013, the Company granted Alan loans aggregated to $555 thousand and $205 thousand, respectively. The loans bear an annual interest of 3.3%, linked to the Israeli consumer price index, and were repaid in December 2015.

3.	The amounts due from the Controlling Shareholders as of December 31, 2015, were repaid to the Company in February 2016.

b.	Dividends:

In 2011, the Company declared dividends of 10,760 thousand New Israeli Shekels ("NIS") ($2,833 thousand) of which 15% income tax was withheld (the "Net Amount") and NIS1,140 thousand ($300 thousand) and NIS474 thousand ($125 thousand) were paid to the Israeli Tax Authority in 2013 and 2014, respectively. NIS894 thousand ($197 thousand), NIS1,379 thousand ($231 thousand), NIS2,350 thousand ($817 thousand) and NIS 4,523 thousand ($1,163 thousand) of the Net Amount were paid to the Controlling Shareholders until 2012, in 2013, 2014 and 2015, respectively.

Additionally, in the fourth and the second quarters of 2015, the Company declared dividends of NIS42,825 ($11,000 thousand) and NIS23,560 thousand ($6,251 thousand), respectively, of which 20% income tax were withheld and outstanding as of December 31, 2015 (those income tax of NIS13,277 thousand ($3,404 thousand) were paid to the Israeli Tax Authority in January 2016), while the net amounts were paid to the Controlling Shareholders.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 7 - Related Parties (Cont.):

c.	Related parties' employment agreements and compensation:

i.	The Company entered into new employment agreements with each of its two Controlling Shareholders. One of the Controlling Shareholders is acting as the Chairman of Board and the Chief Executive Officer and the other as a Director of the Board and the Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreement, the executive’s gross salary is NIS120,000 ($30,800) per month commencing January 1, 2016. Each executive is also entitled to receive social benefits:

Each employment agreement provides that the executive is entitled to receive an annual performance bonus of up to NIS360,000 ($92,400) based on annual performance goals agreed upon by the Company and the executive. Each employment agreement may be terminated by the Company or the executive upon 120 days’ prior written notice, in which case, the executive is entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, the Company, by resolution of its board of directors, may terminate the employment agreements at any time by a written notice with cause (as defined in the employment agreements).

The executives' compensation related expenses in 2015, 2014 and 2013 amounted to NIS487 thousand ($125 thousand), NIS405 thousand ($113 thousand) and NIS471 thousand ($130 thousand), respectively.

ii.	The Company entered into a new employment agreement with a Controlling Shareholder's son commencing March 22, 2016. Based on the agreement he is entitled to a monthly gross salary of NIS10,000 ($2,600) and other related social benefits.

NOTE 8 - ordinary shares and warrants:

a.	Ordinary shares:

Inc is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share, of which 25,276,142 were issued and outstanding as December 31, 2015 and 25,756,142 were issued and outstanding as of May 1, 2016 (upon exercise of ASM Former Shareholder’s put option on its remaining shares in ASM); and 5,000,000 preferred shares with a par value of $0.0001 per share, of which none were issued and outstanding.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 8 - ordinary shares and warrants (CONT.):

b.	Warrants:

Since its inception, Cambridge have issued 8,577,125 warrants which were assumed by Inc in the merger (see Note 1). Each warrant entitles its holder to purchase one ordinary share at a price of $11.50 and is expiring on December 17, 2018. Inc may redeem the warrants in the event that the traded ordinary share price is at least $17.50 per share (for any 20 trading days within a 30-day trading period) on a “cashless basis”.

On March 21, 2016, Inc received a letter from NASDAQ informing that its warrants did not meet the minimum 400 Round Lot Holder requirement for initial listing on the NASDAQ and that the Staff had determined to initiate procedures to delist Inc’s warrants from NASDAQ. As Inc did not appeal this determination, Inc’s warrants were delisted from NASDAQ on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF.”

NOTE 9 - commitments and contingencies:

a.	Litigation:

i.	The Company, the Controlling Shareholders and a third party entered into an arbitration process in January 2015, following a claim filed with the Tel Aviv Magistrate Court (the "Court") in October 2014 by the third party against the Company and the Controlling Shareholders (together the "Respondents"), claiming a right to review the Company’s accounts and reserving the right to file a monetary claim. The ground of these legal proceedings, as alleged by the third party, is a memorandum of understanding ("MOU") signed in 2002 by the Controlling Shareholders and the third party's spouse (who passed away in 2013) (the "Spouse"), whereby he transferred $150 thousand to the Controlling Shareholders to import, market and sell certain products and therefore, as defined in the MOU, he is entitled to 15% of the profits derived from these products. Over the years from 2003 through 2013, the Company paid the Spouse on behalf of the Controlling Shareholders, amounts aggregated to NIS4,512 thousand ($1,187 thousand) which were accounted for as a transaction with shareholders and were recorded directly into shareholders' equity.

In April 2015, a counter claim was submitted by the Respondents to the arbitrator claiming that the Spouse received an excess amount of NIS1,213 thousand (305$ thousand) and therefore shall be returned to them.

On October 12, 2015, the third party’s representatives filed a motion with the Court in order to appoint a new arbitrator. On February 25, 2016, the parties informed the Court of the appointment of the new arbitrator. The first meeting within the new arbitration framework was held on March 27, 2016, and at the end of that meeting, the arbitrator set deadlines for further proceedings before him and the submission of statements and summaries by the parties. To that end, the third party submitted a statement of claim on April 7, 2016. The Company and its legal counsel are of the opinion that it is impossible to predict the outcome of these legal proceedings due to their preliminary stage.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 9 - commitments and contingencies (cont.):

a.	Litigation (cont.):

ii.	On October 27, 2015, the Company received a notice alleging that the Company’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the claimants. On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual (the "Plaintiffs"), against the Company and its shareholders. The lawsuit amount for registration fee purpose is NIS5 million ($1,285 thousand), however the Plaintiffs did not specify the demanded compensation amount. Furthermore, the Plaintiffs demand that the Company and/or its shareholders immediately cease the patent infringement as well as to cease from any further use of the claimed technology and further manufacture, export, sale or marketing of the alleged infringing products. The Company filed a statement of defense on April 5, 2016 and a preliminary hearing was held on April 13, 2016, during which several issues were discussed, but no decision has been given as of yet, a second preliminary hearing has been scheduled for June 15, 2016.

The Company believes that the allegations in the notice and the lawsuit are without merit and intends to vigorously defend against them. The Company and its legal counsel are of the opinion that the suit's probability of success, as filed, is less than even.

iii.	On October 15, 2015 the Company was added to a derivative complaint, originally filed by a stockholder of Cambridge (the “Plaintiff”) against Cambridge, the members of the Cambridge board of directors and others. The complaint generally alleges, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with the Company and that the Company is aiding and abetting the Cambridge board of directors in the alleged breaches of their fiduciary duties.

The action seeks injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, the Company filed a motion and supporting memorandum of law to dismiss the Plaintiff's amended complaint arguing three primary grounds: i) the court lacked personal jurisdiction over the Company; ii) Plaintiff's derivative aiding and abetting claim was extinguished by the closing of the business combination; and iii) Plaintiff's direct aiding and abetting claims were insufficiently plead. The motion to dismiss is currently pending.

The Company and its legal counsel are of the opinion that it is impossible to predict the outcome of these legal proceedings due to their preliminary stage.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 9 - commitments and contingencies (cont.):

b.	Lease commitments:

The Company has the following lease agreements:

1.	A 5 year lease agreement, with respect to an office space, expiring on November 30, 2017. The monthly rent is NIS25 thousand ($6 thousand) linked to the Israeli consumer products index.

2.	A 2.5 year lease agreement with respect to an office space, expiring on November 30, 2017. The monthly rent is NIS16 thousand ($4 thousand) linked to the Israeli consumer products index.

3.	An agreement with respect to an office space which was renewed in August 2015 for 1 year. The monthly rent is NIS5 thousand ($1 thousand).

In 2015, 2014 and 2013, the rent expenses amounted to $128 thousand, $114 thousand and $109 thousand, respectively.

c.	Agreement with a Provider:

On October 20, 2015 (the ”Effective Date”), the Company entered into an agreement with an unrelated company which is a service provider and an owner and licensor of telecommunications solutions (the “Provider”). The Provider granted the Company an exclusive and non-transferable right and license for 3 years to market, promote, advertise, sell and distribute the Provider’s products directly to customers worldwide, in consideration for 50% of the Company's net income relating to those sales. The agreement determines minimum annual sales of $10 million. In case the Company does not satisfy this minimum commitment at the end of any contract year, the Company is required to pay the Provider a 15% penalty against the shortfall amount (maximum $1.5 million per year). In order to secure minimum sales and penalty, it was also agreed that the Company pays the Provider monthly payments of $125 thousand each. During 2015, the Company paid the Provider $375 thousand, those payments were recorded as prepayments in the other current assets on the consolidated balance sheet as of December 31, 2015, as the Company believes it will satisfy those sales.

d.	Other:

During the first quarter of 2015, through an internal investigation conducted by the Company, it was discovered that the Company was a victim of fraud from an outside, unrelated third party. The fraud resulted in an unauthorized outgoing transfer to the third party by the Company in the amount of $462 thousand. While the Company reported the fraud to the police and to its bank, there can be no assurance that the funds will be recovered. Accordingly, the wire transfer amount has been recorded within general and administrative expenses in the statement of comprehensive income for the year ended December 31, 2015.

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 10 - income tax:

a.	Tax rates:

The Israeli corporate tax rates applicable to the Company and ASM:

2013 and 2016 onward - 25%

2014 and 2015 - 26.5%

b.	"Approved Enterprise" status:

The Company was granted an ‘approved enterprise’ status for the 10 years ended December 31, 2014, under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law"). The tax benefit is a reduced corporate income tax rate on a non-distributed income generated in approved areas ("Approved Income"). Distributed Approved Income is subject to 25% corporate income tax at the company level and 15% withholding income tax on the shareholders level.

As of December 31, 2011, upon a tax assessment by the Israeli Tax Authority, all of the accumulated Approved Income was distributed as dividends to the Controlling Shareholders and the applicable income tax were applied. As the Company distribute its Approved Income to its Controlling Shareholders, a deferred tax liability was recorded on the non-distributed Approved Income as generated, on the difference of the reduced corporate income tax rate applied and the regular corporate tax rates, as well as related deferred income tax expenses.

The Company has final tax assessments for the years up to 2011 inclusive.

c.	"Preferred Enterprise" status:

Commencing on January 1, 2015, the Company has elected the “Preferred Enterprise” program under the amendment of the Encouragement Law, whereby the Company is subject to corporate income tax rate on non-Preferred Income and 16% reduced income tax rate on its Preferred Income generated in all areas other than Development Area A

d.	Income tax expenses (benefit):

Composition:

	For the year ended December 31,
	2015	2014	2013
	(U.S. dollar in thousands)
		Restated
Current	3,446	95	-
Deferred	(423)	995	(57)
Income tax expenses (benefit)	3,023	1,090	(57)

Ability Inc.

Notes to Consolidated Financial Statements

NOTE 10 - income tax (Cont.):

e.	Deferred income tax:

Deferred income tax liability as of December 31 2014 is with respect to accumulated non-distributed Approved Income.

As part of the Reverse Merger, the Company incurred certain transaction cost whereby a deferred tax asset of approximately $950 thousand was recorded and a full valuation allowance, considering the two-step approach with respect to uncertain tax positions.

f.	Theoretical income tax:

As Inc is a Cayman Islands company subject to a corporate tax rate of zero percent, the Group’s overall effective tax rate is attributable to Israeli income tax and therefore a reconciliation between the theoretical income tax, assuming corporate tax rates and the actual income tax expenses (benefit) as reported in the consolidated statements of comprehensive income (loss) is calculated based on the Israeli corporate tax rates and is as follows:

	For the year ended December 31,
	2015	2014	2013
	(U.S. dollar in thousands)
		Restated

Income (loss) before income tax	17,776	4,212	(337)
Israeli corporate income tax rate	26.5%	26.5%	25%
Theoretical income tax expenses (benefit)	4,711	1,116	(84)
Tax rates differences	(1,659)	(63)	-
Other, net	(29)	37	27
Income tax expenses (benefit)	3,023	1,090	(57)

NOTE 11 - CONCENTRATION Risk:

Major customers and vendors are defined as those from whom the Group derives at least 10% of its revenues and cost of revenues, respectively.

During 2015, 2014 and 2013, revenues from the major customers reflected 91% (three customers), 83% (three customers) and 82% (two customers) of the total consolidated revenues, respectively.

During 2015, 2014 and 2013, the cost of revenues from major vendors reflected 70% (three vendors), 79% (three vendors) and 48% (two vendors) of the total consolidated cost of revenues, respectively.

