Form 20-F
period 2016-12-31
Ability Inc.
filed 2017-05-16
CIK 1652866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Anatoly Hurgin, Chief Executive Officer

Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

Tel: 972-3-6879777

Email: ability@ability.co.il

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, par value $0.0001 each Warrants	NASDAQ Capital Market
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

As of December 31, 2016, the Registrant had 25,756,142 Ordinary Shares outstanding.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated fier,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☒

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

Yes ☐   No ☒

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

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity (the “Redomestication Merger”) and Holdco consummated a business combination whereby it acquired Ability Computer & Software Industries, Ltd. (“Ability”), by way of a share exchange (the “Share Exchange” and together with the Redomestication Merger, the “Business Combination”), following which Ability became a wholly-owned subsidiary of Holdco. Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” Upon the closing of the Business Combination, our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since January 12, 2016.

We are a holding company operating through our wholly-owned subsidiaries Ability and Ability Security Systems Ltd. (“ASM”), which provide advanced interception, geolocation and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. Founded in 1994, Ability has 16 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications. Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems.

We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and we believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

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

The audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

In this Annual Report on Form 20-F (“Annual Report”), unless the context indicates otherwise, references to “U.S. dollars,” “$” or “dollars” are to United States dollars and to “NIS” are to New Israeli Shekel, the legal currency of Israel, the terms “we,” “us,” “our company” and “our” refer to Ability Inc. and our wholly-owned subsidiaries, Ability and ASM, and the term “customer” refers to customers and users, as applicable.

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.845 the exchange rate published by the Bank of Israel as of December 31, 2016.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others:

●	risks related to the inclusion of an explanatory paragraph in our independent registered public accounting firm’s report regarding substantial doubt about our ability to continue as a going concern;

●	risks related to the dependence of our revenues on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited;

●	risks related to the dependence of ULIN sales on a reseller agreement with one supplier, which automatically terminates in October 2018;

●	risks relating to an investigation by the Securities and Exchange Commission (“SEC”) to which we are currently under;

●	risks relating to government spending and contracts with governments and governmental agencies;

●	risks associated with our reliance on third party suppliers, manufacturers and partners for certain products or components which may be critical to our solutions;

●	risks associated with our ability to retain and recruit key personnel, including our Chief Executive Officer and Chief Technology Officer;

●	risks associated with our ability to keep pace with technological changes and evolving industry standards;

●	risks and challenges associated with large projects and the sophisticated nature of the solutions and products we sells, customization of solutions based on specific customer needs, sales cycles and unpredictable sales terms and timing and uneven sales patterns;

●	risks associated with complex and changing local and foreign regulatory environments in the jurisdictions in which we operate;

●	risks associated with the misconduct or other improper activities of our employees or other third parties, including noncompliance with regulatory standards and requirements;

●	risks relating to material weaknesses that were noted in our financial reporting; and

●	risks that our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks, assumptions and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

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

Thuraya is a regional mobile satellite phone service network.

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

We have derived the consolidated statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the balance sheet data as of December 31, 2016 and 2015 from our audited financial statements included elsewhere in this Annual Report. We have derived the balance sheet data as of December 31, 2014 and 2013 and the consolidated statement of operations data for the year ended December 31, 2013 from our audited financial statements not included in this Annual Report. Selected financial data as of, and for the year ended, December 31, 2012 has been omitted from this Annual Report because of our status as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and as per related guidance provided by the SEC. Our financial statements have been prepared in accordance with US GAAP.

In our consolidated financial statements for the year ended December 31, 2015, our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended were restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2014.

Certain factors that affect the comparability of the information set forth in the following table are described in “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

(U.S. dollars; in thousands, except per share data)	For the Year Ended December 31,
	2016	2015	2014	2013
Consolidated Statements of Operations Data:
Revenues	16,508	52,151	21,444	5,903
Cost of revenues	8,616	29,654	13,968	4,785
Gross profit	7,892	22,497	7,476	1,118
Sales and marketing expenses	5,323	3,305	3,064	665
General and administrative expenses	9,662	1,317	469	419
Operating income (loss)	(7,094)	17,875	3,943	34
Financial expenses (income) net	(127)	99	(269)	371
Income (loss) before income tax	(6,967)	17,776	4,212	(337)
Income tax expenses (benefit)	1,086	3,023	1,090	(57)
Net and comprehensive income (loss)	(8,053)	14,753	3,122	(280)
Weighted-average ordinary shares outstanding - basic and diluted	24,582,874	24,582,874	24,582,874	24,582,874
Basic and diluted income (loss) per share*	(0.33)	0.60	0.13	(0.01)
Dividends paid**	—	(14,951)	(817)	(231)

	As of December 31,
	2016	2015	2014	2013
Balance Sheet Data:
Cash and cash equivalents	11,840	25,829	11,709	376
Total current assets	30,247	33,820	14,262	2,977
Total non-current assets	1,588	12,769	870	1,007
Total assets	31,835	46,589	15,132	3,984
Total current liabilities	21,888	16,552	13,150	4,972
Total non-current liabilities	245	12,282	257	409
Total liabilities	22,133	28,834	13,407	5,381
Total shareholders’ equity (deficit)	9,702	17,755	1,725	(1,397)
Total liabilities and shareholders’ equity	31,835	46,589	15,132	3,984

*	We compute basic earnings or loss per share by dividing net income by the weighted-average number of ordinary shares outstanding during the period. However, consistent with the accounting for the Business Combination as a reverse merger, the calculation of the weighted-average number of ordinary shares (i) includes 24,582,874 ordinary shares assumed to be outstanding as of January 1, 2013 (which include 480,000 ordinary shares that were issued to the former ASM shareholder upon exercise of his put option in respect of the ASM shares that were not acquired by us at the consummation of the Business Combination); and (ii) excludes 1,173,267 outstanding ordinary shares that are subject to the put option of Messrs. Hurgin and Aurovsky. For purposes of diluted income (loss) per share, as our outstanding warrants to purchase 8,557,125 ordinary shares are “out- of- the- money” and the issuance of up to 8,450,000 additional ordinary shares pursuant to the earn-out under the merger agreement was not probable at any given period, such shares and warrants were excluded from the calculation of diluted income (loss) per share. For additional information, see Note 2.l. to the audited consolidated financial statements for the year ended December 31, 2016 included elsewhere in this Annual Report.

**	Dividends paid by Ability prior to the consummation of the Business Combination on December 23, 2015.

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

Risk Related to our Business and Our Financial Position

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the year ended December 31, 2016 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2016, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2016, we had total cash and cash equivalents of $11.8 million and working capital of $8.4 million. See “Item 5.B Liquidity and Capital Resources”. If we are not successful in implementing our cost reduction program described below or are otherwise unable to improve our liquidity position, by, among others things, increasing our revenues, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We are currently implementing a cost reduction program, which there is no certainty that will be successful.

We are currently implementing a cost reduction program that focuses on efficiently reducing our operational expenses, including our engagements with our various service providers. Such plan reflects assumptions and analyses based on our experience and perception of current conditions and expected future developments as well as other factors that we consider appropriate under the circumstances. We cannot assure you that we will be successful in implementing such cost reduction program or that the outcome of such program will be as we expect.

Our revenues highly depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.

In November 2015, we introduced ULIN, a product based on a new technology allowing for the interception of communication in GSM, UMTS and LTE cellular networks without, in most cases, the involvement of mobile network operators. We expected that ULIN would be a major growth driver of our sales and revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, we had completed only one ULIN sale as of December 31, 2016. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantages over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all). See Item 5.D “Trend Information” for a more complete discussion regarding the changes in the cellular interception industry.

Furthermore, ULIN sales cycles have taken longer than expected to complete. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and the lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government.

Our ULIN offering has and will continue to require significant attention from our management and other key personnel and may require expansion of our sales network to accommodate the higher value and complexity of ULIN sales as well as the currently expected demand.

Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. If we are unable to achieve increased customer adoption of ULIN, our business, financial condition and results of operations would be materially adversely affected.

Slow customer adoption and extended sales cycles of ULIN, as well as decline in sales of our existing portfolio of solutions and products, resulted in a 68% decrease in revenues for the year ended on December 31, 2016 compared to the year ended on December 31, 2015. For more information, see “Item 5. Operating and Financial Review and Prospects.”

ULIN sales are depended on a reseller agreement with one supplier, which automatically terminates in October 2018.

Our ULIN sales are based on a reseller agreement granting us a worldwide exclusive right to sell ULIN, which agreement automatically terminates in October 2018 and may be terminated by either party under certain specific circumstances. We may not be able to extend the agreement or may not be able to do so on terms favorable to us. See “Item 4. Information on the Company - Business Overview - Manufacturing and Suppliers” for a description of the agreement. The ULIN supplier is a third party supplier and, as such, we have no ability to exert any influence over the business or employees of the supplier. Further, the supplier is a recently established corporation with a short operating history and is unknown in the industry. If the supplier ceases operations or is unable to deliver ULIN in the quantities and requisite quality required by us, is unable to attract or retain its key personnel or fails to adequately upgrade and develop ULIN in order for it to remain competitive, our business, financial condition and results of operations could be materially adversely affected. Further, during the term of the reseller agreement, we must obtain the supplier’s consent to, among other things, manufacture, sell or market any product which is competitive with ULIN. If the supplier does not give its timely consent to any such action, our business, financial condition and results of operations would be materially adversely affected.

We are under an investigation by the SEC, which could divert management's focus, result in substantial investigation expenses, monetary fines and other possible remedies and have an adverse impact on our reputation and financial condition and results of operations.

As we disclosed in our Report on Form 6-K submitted to the SEC on February 16, 2017, we received a subpoena from the SEC. The subpoena requests, among other things, information regarding the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. As a result of the investigation, we may incur significant legal and accounting expenses. Furthermore, we cannot predict what, if any, actions the SEC may take, or the timing or duration of the investigation. While the SEC has informed us that this investigation and the subpoena do not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity or security, publicity surrounding the foregoing, or any SEC enforcement action or settlement as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

Adverse outcomes in our outstanding litigation matters, or in new litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

Our financial condition could be negatively affected by unfavorable results in our outstanding litigation matters or in lawsuits that may be initiated in the future. For our outstanding litigation matters see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.”, any of which, if adversely decided, could negatively affect our business, results of operations, financial condition and cash flows.

We face risks relating to government spending and contracts with governments and governmental agencies.

All of our revenues to date have been generated from engagements with various governments around the world, including national, regional and local governmental agencies, either directly or through resellers or integrators. We expect that sales to governments and governmental agencies, including through resellers or integrators, will continue to be the primary source of our revenues for the foreseeable future. Slowdowns, recessions, economic instability, political unrest, government changes, armed conflicts or natural disasters around the world may cause governments and governmental agencies to delay, reduce or even cancel planned spending, reduce the scope of or terminate projects, even if already budgeted, or decide to change priorities and reallocate budgets, all of which could adversely affect our business.

Sales to governments and governmental agencies, including through resellers or integrators, are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government or applicable governmental agency, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or priorities, as a result of budgetary constraints or for other reasons, collection difficulties, increased or unexpected costs resulting in losses or reduced profits under fixed price contracts, and governmental agencies’ right to audit and investigate government contractors.

In addition, the market for the solutions and products we sell is highly dependent on the spending cycle and scope of federal, state, local and municipal governments, as well as those of security organizations in international markets. We cannot assure you that these spending cycles will materialize as we expect and that we will be positioned to benefit from these potential opportunities.

Furthermore, our engagements provide for customer acceptance of our solutions with a right of return, regardless of any previous partial acceptance. Failure to obtain customer acceptance for the complete solutions or if the customer exercises its right of return, or, generally, termination of the engagement, would generally not entitle us to reimbursement for our incurred costs for work performed. While such occurrences have not happened in the past, we cannot be certain that we will not experience problems in the future in our performance of such government engagements.

For most solutions and products, we rely on third party suppliers, manufacturers and partners, and if these relationships are interrupted we may not be able to obtain substitute suppliers, manufacturers or partners on favorable terms or at all and we may be subject to other adverse effects.

We rely on non-affiliated suppliers and original equipment manufacturer, or OEM, partners for most non-standard products or components which may be critical to our solutions, including both hardware and software, and on manufacturers of assemblies that are incorporated into our solutions. During the years ended December 31, 2016, 2015 and 2014, expenses incurred with respect to our three largest suppliers comprised 72%, 70% and 79% of cost of revenues, respectively, and one supplier accounted for 40%, 43% and 33% of cost of revenues in such periods, respectively.

In October 2015, we entered into an agreement with a third party supplier who designs and licenses ULIN. This agreement may in the future account for a significant portion of our vendor costs as well as our revenue generation. See the risk factor “ULIN sales are depended on a reseller agreement with one supplier, which automatically terminates in October 2018.”

Our competitiveness, business and future growth is highly dependent on our ability to retain access to these suppliers and contractors as well as their technology. Our reliance on a limited number of suppliers involves risks. In the event that a key supplier, including in particular the supplier of ULIN, ceases operations or otherwise ceases to do business with us, it may take a substantial amount of time and expense for us to secure substitute suppliers. Certain of our suppliers also offer products that compete with our solutions. We may also purchase technology, license intellectual property rights and oversee third party development and localization of certain products and components, in some cases, by or from companies that may compete with us or work with our competitors. In addition, in certain cases, we may be dependent on sole-source suppliers for some components. If any of these sole-source suppliers fails to meet our needs, we may not have readily available alternatives. Our ability to fill our supply needs could jeopardize our ability to satisfactorily and timely complete our obligations under our government and other contracts.

If these suppliers, manufacturers or partners experience financial, operational, manufacturing capacity or quality assurance difficulties, cease production and sale of the products we buy from them entirely, or there is any other disruption, including loss of license, OEM or distribution rights, including as a result of the acquisition of a supplier or partner by a competitor, we may be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, or to redesign and/or remove certain features from the products and solutions we offer, any of which would be likely to increase expenses, create delivery delays and negatively impact our sales. Although we endeavor to put in place contracts with key providers, and attempt to identify redundant suppliers, we may not be able to enter into such contracts or purchase from redundant suppliers. If we are able to enter into such contracts, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted. In addition, by utilizing third party suppliers, manufacturers and partners, we run the risks that the reputation and competitiveness of the products, solutions and services we offer may deteriorate as a result of the reduction of our control over quality and delivery schedules and the consequent risk that we will experience supply interruptions and be subject to escalating cost; and our competitiveness may be harmed by the failure of our subcontractors to develop, implement or maintain manufacturing methods appropriate for our product portfolio and our customers.

Further, as suppliers discontinue their products, modify them in manners incompatible with our current use or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. Although we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our alternative sources of supply would be sufficient to avoid a material interruption or delay in deliveries and in availability.

If we cannot retain and recruit key personnel, our business may suffer and our ability to operate and grow our business may be impaired.

We depend on the continued service and performance of our senior management and key personnel, including Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, to run and grow our business. As of December 31, 2016, we employed 20 individuals on a full-time basis and 3 individuals on a part-time basis, comprised of administrators, marketing and technical personnel. We may not be able to continue to retain and attract such personnel and the loss of the services of these persons could adversely affect our business. Members of our senior management team may resign at any time (subject to applicable contractual advance notice periods). At present, the pending litigations to which we and our executives and certain of our former directors are a party and the SEC investigation, as well as the implementation of procedures relating to compliance with the United States Foreign Corrupt Practices Act and Section 404(a) of the Sarbanes-Oxley Act of 2002, require significant management time and could divert the attention of our management from our business operations.

To remain successful and to grow, we also need to retain existing employees and attract new employees who understand and/or have experience with the solutions and products we offer and our markets, especially new markets and growth areas we may enter. As we grow, we must also enhance and expand our management team to execute on new and larger agendas and challenges and recruit and retain qualified personnel, such as project managers, to execute, commercialize, market and sell the solutions and products we offer. The market for qualified personnel is limited in the areas of emerging technology and recruitment of qualified personnel is competitive in the geographic markets in which we operate. We may be at a competitive disadvantage to companies with greater brand recognition or financial resources in recruiting. An inability to attract and retain highly qualified employees may have a material adverse effect on our results of operations and financial position. Moreover, if we are not able to properly balance investment in personnel with growth in our business, our profitability may be adversely affected. There can be no assurance that we will be able to successfully recruit and integrate new employees. There is often intense competition to recruit highly skilled employees in the technology industry, and we may not be able to offer current and potential employees a compensation package that is satisfactory in order to retain or recruit them.

We face risks related to the concentration of customers with whom we do business and, if we are unable to establish and maintain our relationships with such customers, our business and ability to grow could be materially adversely affected.

We conduct business with a relatively small number of customers, including third party resellers and agents, each of which could be material to our business. With respect to sales in many regions and countries, we sell to third party resellers that, in turn, resell the products and solutions we offer to various security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies. For the years ended December 31, 2016, 2015 and 2014, one significant reseller accounted for 47%, 66% and 33% of our revenues, respectively, and one other reseller in each such periods accounted for 32%, 13% and 29% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future. There can be no assurance that we will be able to retain these key resellers and customers or that such resellers and customers will not cancel purchase orders, reschedule or decrease their level of purchases. Loss, cancellation, deferral of business by, or failure to receive new contracts, renewals or follow-on contracts from, such resellers and customers could have a material adverse effect on our business and operating results.

To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with other customers, including third party resellers and agents. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to become a preferred partner for them. Our ability to establish and maintain our relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation, maintenance and price.

As our market opportunities change, our reliance on particular distribution channels may increase or we may need to create new channels to address changing market needs, which may negatively impact our growth and gross margins. Certain of our current distribution channels currently compete with us or may enter into markets in competition with us, which could result in the termination of our relationship with them or lead to a significant reduction in sales through such channels. There can be no assurance that we will be successful in maintaining, creating or expanding these distribution channels.

In addition, the execution of our growth strategy also depends on our ability to create new alliances with certain market players in certain markets. Even if we are able to enter into such alliances, it may be under terms that are not favorable to us, or we may not be able to realize the benefits that are anticipated through such alliances. If we are not successful at these efforts, we may lose sales opportunities, customers and market share, which may have a material adverse effect on our business and results of operations.

The industry in which we operate is characterized by rapid technological changes, evolving industry standards and changing market potential from area to area, and if we cannot anticipate and react to such changes, our financial results may suffer.

The markets for the products and solutions we sell are characterized by rapidly changing technology and evolving industry standards. The introduction of products and solutions embodying new technology, new delivery platforms and the commoditization of older technologies, together with the emergence of new industry standards, technological hurdles and protection measures, can exert pricing pressure on existing products and solutions and/or render them unmarketable or obsolete. For example, new industry standards for cellular networks are introduced from time to time, such as the proposed 5G networks. Moreover, the market potential and growth rates of the markets we serve are not uniform and are rapidly evolving.

It is critical to our success that we are able to anticipate and respond to changes in technology and industry standards and new customer challenges by consistently offering new, innovative, high-quality products and solutions that meet the changing needs of our customers. See the risk factor “For most solutions and products, we rely on third party suppliers, manufacturers and partners, and if these relationships are interrupted we may not be able to obtain substitute suppliers, manufacturers or partners on favorable terms or at all and we may be subject to other adverse effects.” We must also successfully identify, enter into and prioritize areas of growing market potential, including by launching and driving demand for new and enhanced solutions and products. If we are unable to execute on these strategic priorities, or if our competitors are able to do so more rapidly, we may lose market share or experience slower growth, and our profitability and other results of operations may be materially adversely affected.

We cannot assure you that the market or demand for the products and solutions we sell will be sustained or grow as rapidly as we expect (if at all), that we will successfully introduce new products or solutions, or new applications for existing products and solutions, that such new products, solutions or applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render the products and solutions in our current portfolio obsolete. See the risk factor “Our revenues depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.” In addition, certain of the solutions and products we sell must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require such products to be redesigned, and any such redesign might not be possible on a timely basis or may not achieve market acceptance. Furthermore, some of the solutions and products we sell rely on weaknesses of commonly used protocols and if such weakness were identified and patched and we were unable to respond to such technological challenges in a timely manner, our business may be adversely affected. If we are unable to offer solutions and products that are competitive in technology and price and responsive to customer needs, there would be a material adverse effect on our business, financial condition and results of operations.

In order to successfully compete in all sectors of our business, including security projects awarded through competitive bids, we may commit to provide certain technologies and solutions which are still under development or which will have to be developed (including by third parties), licensed or acquired specifically for that customer. This may increase the risk of technological difficulties that may prevent us from complying with our contractual obligations, expose us to possible penalties and legal claims, and affect the profitability of a project, which may have a negative impact on our business, financial condition and results of operations.

We face risks relating to large projects.

The larger and more complex our customers’ projects are, the greater the risks associated with such projects. Moreover, these risks are increased due to our need to custom design our solutions to meet each customer’s specific needs. These risks may include exposure to penalties and liabilities resulting from a breach of contract, inability to fully integrate the needed products with any third party products and inability to effectively combine various technologies into customized solutions. In some of these projects we may use domestic or foreign subcontractors for various planning aspects, solution development, integration, delivery and successful and timely completion. We may be held liable for the failure of our subcontractors, from whom we may have no or limited recourse. Additionally, to the extent that we cannot engage such subcontractors, partners or specialists or cannot engage them on a competitive basis, our ability to complete a project in a timely fashion or at a profit may be impaired.

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

The sophisticated nature of the solutions and products we sell, customization of solutions based on specific customer needs, sales cycle and unpredictable sales terms and timing may create uncertainty in, or negatively impact, our operating results and make such results more volatile and difficult to predict.

The timing of our sales cycle ranges from as little as a few weeks to more than a year. Our larger sales, which we emphasize in our sales strategy, typically require a minimum of a few months to consummate. As the length or complexity of a sales process increases, so does the risk of not successfully closing the sale. Larger sales are often made by competitive bid, which also increases the time and uncertainty associated with such opportunities. In addition, because many of our solutions are sophisticated, customers may also require education on the value and functionality of our solutions as part of the sales process, further extending the time frame and uncertainty of the process. Longer sales cycles, competitive bid processes, customizing solutions based on specific customer needs and the need to educate customers means that:

●	There is greater risk of customers deferring, scaling back or cancelling sales as a result of, among other things, their receipt of a competitive proposal, changes in budgets and purchasing priorities or the introduction or anticipated introduction of new or enhanced products and solutions either by us or our competitors during the process.

●	We may make a significant investment of time and money in opportunities that do not come to fruition, which investment may not be usable or recoverable in future projects.

●	We may be required to bid on a project in advance of the completion of its design or be required to begin implementation of a project in advance of finalizing a sale, in either case, increasing the risk of unforeseen technological difficulties or cost overruns.

●	We face greater downside risks if we do not correctly and efficiently deploy limited personnel and financial resources and convert such sales opportunities into orders.

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

Our uneven sales patterns could significantly impact our revenues and earnings.

The timing in which transactions are entered into may shift from one quarter to another, due to, among other things, a shifting by our buyers of their buying decisions, resulting in the shifting of bookings and revenues from one quarter to another. Additionally, because we emphasize larger transactions with a higher value in our sales strategy, a substantial period of time often elapses from the time we enter into negotiations until we actually sell the product to the specific customer, and the deferral or loss of one or more significant orders or a delay in a large implementation could therefore materially adversely affect our operating results, especially in a given quarter.

In addition to the foregoing, our ability to forecast our operating results from quarter to quarter and from year to year is impacted by the fact that pricing, margins and other deal terms may vary substantially from transaction to transaction, especially across business lines. The extended time frame and uncertainty associated with many of our sales opportunities also make it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. Further, we expect our revenues to be more weighted towards ULIN sales. As ULIN is a new solution with unpredictable sales cycles, with multiple pricing models, our revenue visibility is significantly reduced, which makes it harder to provide adequate forecasts. Until we have clarity on the sales cycle, and a better understanding of the timing and implementation for a relatively small number of larger deals, we shall not provide forecasts.

We have not always met, and we might not meet in the future, our expectations or those of industry analysts in a particular future quarter or a fiscal year, including as a result of the factors described in these Risk Factors.

We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

Our business and operations are subject to regulatory requirements in Israel and elsewhere, including, among other things, with respect to government contracts, export control, labor, tax, anti-bribery, anti-corruption, data privacy and protection, and communications monitoring and interception. Regulatory requirements are subject to constant change that may have a material impact on our operations. Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements vary from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business, such as for the marketing or sale or import or export of products, solutions and services that we offer.

We cannot assure you that our methods of and policies for doing business will be adequate for new markets, including the United States, or that we will be able to modify such methods or policies in a manner that allows us to enter into specific markets, including the United States. Violations of applicable laws or regulations, including by our officers, employees, contractors or agents, may harm our reputation and deter governments and governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers or our employees, restrictions on the conduct of our business, and damage to our reputation.

Our business, results of operations and financial condition could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our business (including the solutions and products that we offer), our company or our employees (including labor laws and regulations) are implemented or changed. Among these laws and regulations, there are requirements in Israel and other territories in relation to import and export controls, data privacy and protection, anti-bribery and anti-corruption, labor, tax and environmental and social issues. While we make efforts to comply with such requirements, we cannot assure you that we will be fully successful in our efforts. Failure to comply with applicable laws and regulations could result in fines, damages, civil liability and criminal sanctions against us, our officers and our employees and prohibit us from conducting our business and damage our reputation.

The occurrence of privacy or information security breaches (or the belief that any such breach has occurred) in the operation of our business, or by third parties using a product or solution obtained through us, could harm our business, financial condition and operating results. Some of our customers use the solutions and products that we offer to compile and analyze highly sensitive or confidential information. We may come into contact with such information or data when we perform service or maintenance functions for our customers. The perception or fact that any of our employees has improperly handled sensitive information of a customer or a customer’s end user could negatively impact our business. If, in handling this information, we fail to comply with applicable privacy legislation or procedures, we could incur civil liability to governments or governmental agencies or any customers and individuals whose privacy was compromised.

Further, governments around the world are adopting a growing number of compliance and regulatory initiatives that are driven by events and concerns such as accounting scandals, security threats and economic conditions. We cannot assure you that we will be successful in our efforts to effectively respond to new initiatives and standards, that such changes will not negatively affect the demand for the products, solutions and services we offer, or that our competitors will not be more successful or prepared than us in responding to these new initiatives and standards.

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

Many of our existing solutions are, and future solutions are expected to be, sophisticated and may develop operational problems. New products and new product versions, and the incorporation of third party products into our solutions, also give rise to the risk of defects or errors. These defects or errors may relate to the operation or the security of the products and solutions we sell and could result in product returns, loss of or delay in market acceptance of the products and solutions, loss of our competitive position or claims by customers or others, which would seriously harm our revenues, financial condition and results of operations. Moreover, even well-designed and tested products and solutions may be vulnerable to cyber-attacks. If we do not discover and remedy such defects, errors or other operational or security problems until after a product or solution has been released to customers, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities. Furthermore, correcting and repairing such errors, failures or defects could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing. The identification of errors in the products and solutions we sell, the detection of bugs by our customers, or a successful cyber-attack on one of the products and solutions even absent a defect or error, may damage our reputation in the market as well as our relationships with existing customers, which may result in our inability to retain our customers or attract new customers, which could have a material adverse effect on our results or financial condition.

We are dependent on the efforts of contractors for projects in which we serve as subcontractor.

For certain projects, we act as subcontractors and depend on the conduct of and our relationship with the relevant general contractor. If one or more of these contractors experience financial or operational difficulties, we could experience an interruption in our operations. There is a risk that we may have disputes with our contractors arising from, among other things, the quality and timeliness of work performed by us, in which case our operating results could temporarily suffer until such disputes are resolved. Furthermore, disagreements with our contractors could lead to the assertion of rights and remedies under their contracts and increase the cost of the project or result in a contractor’s unwillingness to perform further work on the project. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its own agreement for any reason or terminates the agreement, we may be required to be engaged by a substitute contractor in order to continue our work on the project, which would likely result in significant project delays and increased costs.

Our employees or other third parties may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us, harm our reputation or otherwise result in other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the risk that our employees, resellers, agents or independent contractors may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates export control laws or other regulations or manufacturing standards. Furthermore, the protection of our proprietary data and that of our customers is critical to our reputation and the success of our business. Our customers have a high expectation that we will adequately protect their confidential information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers.

We are subject to the United States Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies, as well as foreign companies with a class of securities listed on a national securities exchange in the United States or quoted on the over-the-counter market in the United States, such as us, from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. We operate in parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal policies and procedures will always protect us from improper conduct by our employees, resellers, agents or independent contractors. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition or results of operations. In addition, actual or alleged violations could damage our reputation. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In connection with ongoing implementation of internal controls to comply with applicable anti-corruption laws regarding distributors, resellers and agents, we identified press reports that one of our resellers in Latin America may be subject to local law enforcement investigations concerning price manipulation and corruption in the reseller's sale of software products to government entities, although the local press reports do not identify us and we have not been able to confirm the investigations or whether any investigations implicate sales of our solutions.  We are conducting a review of the reseller and pending the completion of the review we have ceased accepting orders from the reseller. Ceasing future sales to such reseller could have a material impact our future revenue.

The confidential nature of our engagements and the technologies incorporated into the products and solutions we sell may restrict us in our public disclosures and marketing efforts.

To date, all our revenues have been generated from engagements with governments and governmental agencies, including through resellers or integrators. Such governments and governmental agencies restrict us from identifying them as our customers due to the sensitive nature of the products and solutions that we sell and the projects we undertake on their behalf. Furthermore, our engagements with such governments and governmental agencies, or with the applicable resellers or integrators, oftentimes contain information, including information concerning specific aspects of the technologies incorporated into the products and solutions we sell, which information is either classified or sensitive, in each case, due to ongoing military operations, homeland security issues or criminal prevention activity and is largely classified under such governments’ and governmental agencies’ guidelines. Accordingly, in our marketing and sales materials, we may not be able to identify our customers, the purpose for which certain products or solutions were sold or the projects we are involved in. Moreover, the classified nature of our engagements may require us to be more conservative in our public disclosures regarding such engagements, and in some instances apply for confidential treatment under Rule 24b-2 of the Exchange Act. These limitations could adversely affect our marketing and sales efforts.

We are subject to risks associated with doing business globally.

The countries and regions in which we have our most significant operations include Latin America and Asia, and we intend to continue to expand our operations internationally. We sell throughout the world and intend to continue to increase our penetration of international markets. Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. We believe our business may suffer if we are unable to successfully expand into new regions, as well as maintain and expand our existing foreign operations. In addition to risks related to currency exchange rate fluctuations, risks that affect our foreign operations include changes in exchange controls, changes in taxation and potentially adverse tax consequences in operating in certain countries, import limitations, policies and procedures that protect local suppliers, recruitment and retention of foreign employees, export control restrictions, changes in or violations of applicable law or regulations, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, competition in foreign countries, product customization or localization issues, challenges in collection of accounts receivable and longer payment cycles, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Any of these risks could have an adverse effect on our business, results of operations and financial condition.

As we continue to explore the expansion of our global reach, an increasing focus of our business may be in emerging markets. In many emerging markets we may face risks that are more significant than if we were to do business in developed countries, including risks relating to underdeveloped legal systems, unstable governments and economies, and potential governmental actions affecting the flow of goods and currency. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations, business, financial condition and results of operations.

Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability and growth.

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain our market share, remain profitable, invest and grow. We will also encounter new competitors as we expand into new markets. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. In addition, system integrators, as well as infrastructure vendors, may decide in the future to enter our market space and compete with us by comprehensive solutions. We also face competition from solutions developed independently by our customers. To the extent that we cannot compete effectively, our market share and, therefore, results of operations could be materially adversely affected.

Because price and related terms are key considerations for many of our customers, we may, from time to time, have to accept less-favorable payment terms, lower our sales prices, and/or reduce our cost structure. If we are forced to take these kinds of actions to remain competitive in the short-term, such actions may adversely impact our ability to compete in the long-term.

New potential entrants to our markets may lead to the widespread availability and standardization of some of the products, solutions and services we offer, which could result in the commoditization of such products, solutions and services and drive us to lower our prices.

Incorrect or improper use of the products and solutions in our portfolio or failure to properly provide professional services and maintenance services could result in negative publicity and legal claims.

The products and solutions we sell are complex and are deployed in a wide variety of network environments. The proper use of these products and solutions requires training and, if the products and solutions are not used correctly or as intended, insufficient results may be produced. The products and solutions may also be intentionally misused or abused by our customers. The incorrect or improper use of these products and solutions or our failure to properly provide professional services and maintenance services, including installation, training, project management, product customizations and consulting to our customers may result in losses suffered by our customers, which could result in negative publicity or other legal claims against us. Furthermore, the use of our solutions by a government to conduct interception in violation of such government’s laws could result in negative publicity or even legal claims against us.

For certain solutions, we rely on software from third parties. If we lose the right to use that software, we would have to spend additional capital to either redesign our existing solutions or acquire new software from third parties.

We integrate and utilize various third party software products as components of our solutions. Our business could be disrupted if functional versions of these software products were either no longer available to us on commercially reasonable terms or at all. In addition, some of our third party vendors use proprietary technology and software code that could require significant redesign of our solutions in the case of a change in vendor. If we lost the right to use such third party software, we would be required to spend additional capital to either redesign our solutions, or acquire or license new software from third parties. As a result, we might be forced to limit the features available in our current or future offerings and commercial releases of our solutions could be delayed.

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

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

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

A key element of our strategy is to continue to invest in, enhance and secure our business and operations and grow organically. Investments in, among other things, new markets, new solutions, technologies, infrastructure and systems, geographic expansion and headcount may all be considered in order to execute this strategy. Our ability to implement this portion of our growth strategy is dependent on our ability to market solutions and products on a larger scale, increase our brand recognition and enter into distribution and other strategic arrangements with third party suppliers and distributors, as well as manage growth in administrative overhead and distribution costs likely to result from our possible geographic expansion.

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

Acquisitions and investments may be a part of our growth strategy. Successful execution following the closing of an acquisition or investment is paramount to achieving the anticipated benefits of the transaction. The process for acquiring a company may take from several months up to a year and costs can vary greatly. We may also compete with others to acquire companies, and such competition may result in decreased availability of, or an increase in price for, suitable acquisition candidates. In addition, we may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. As a result, it may be more difficult for us to identify suitable acquisition or investment targets or to consummate acquisitions or investments on acceptable terms or at all. If we are not able to execute on any acquisition, we may not be able to achieve a future growth strategy and may lose market share.

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

In addition, we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute a future growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing shareholders.

The mishandling or the perceived mishandling of sensitive information could harm our business.

The products we sell are in some cases used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities. While our customers’ use of the products in no way affords us access to the customer’s sensitive or confidential information or data, we or our partners may receive or come into contact with such information or data, including personally identifiable information, when we are asked to perform services or support functions for our customers. We or our partners may also receive or come into contact with such information or data in connection with the use of our solutions. While employee contracts generally contain standard confidentiality provisions, we cannot assure the proper handling or processing of sensitive or confidential data by our employees. The improper handling of sensitive or confidential data, or even the perception of such mishandling (whether or not valid), or other security lapses by us or our partners or within the products, could reduce demand for such products or otherwise expose us to financial or reputational harm or legal liability.

We may consider entering into the U.S. market, which may expose our business to additional risks.

We may consider entry into the U.S. market. The entrance into the U.S. market would subject us to U.S. regulatory requirements, including regarding customer use of our solutions. As we anticipate that our future sales in the United States would be made primarily to U.S. governmental agencies, we would be further exposed to all of the risks related to government contracts. See the risk factor “We face risks relating to government spending and contracts with governments and governmental agencies” above. We would also need to develop a strategy to differentiate the solutions we offer for sale within the United States from those outside of the United States so that any non-U.S. products do not fall under U.S. export control restrictions. There can be no assurance that we will develop a successful strategy to enter the U.S. market, or that we will be able to enter or successfully compete in that market. As a result of the foregoing, we plan to be conservative in our approach to the U.S. market.

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

Certain of our activities are exempt from Israeli export control under the current export control regime as these activities do not involve the export of Israeli-controlled items from Israel, but rather the sale by us of items of non-Israeli origin to non-Israeli entities, which items are not exported from Israel (these activities are referred to as “Brokerage” under the Israeli Defense Export Control Law, 5766-2007 (the “2007 Law”). This exemption is due to the fact that the chapter of the 2007 Law relating to Brokerage transactions has not entered into force to date. If such chapter were to enter into force and apply to Brokerage transactions (even if such Brokerage does not involve the export of controlled goods from Israel), we may be required to obtain additional licenses or modify our method of doing business in the future. If we are unable to obtain such licenses or modify our method of doing business, our business, results of operations and financial condition could be adversely affected.

The tax benefits that are available to Ability under Israeli law require it to meet various conditions and may be terminated or reduced in the future, which could increase its Israeli tax liability.

Ability is eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The standard corporate tax rate for Israeli companies was 26.5% for 2015 and was reduced to 25% for 2016, 24% for 2017 and 23% for 2018 and thereafter. Due to Ability’s “Preferred Enterprise” status, Ability expects to benefit from a reduced tax rate of 14.6% in 2015 and 2016 (based on a blended tax rate) and a reduced tax rate, not yet determined (but up to 16%), in 2017 and thereafter with respect to taxable income generated by the Preferred Enterprise, and all other taxable income will be subject to the standard corporate tax rate. If these tax benefits are reduced, cancelled or discontinued, for whatever reason, including lack of compliance with the requirements of the Investment Law, Ability’s Israeli taxable income would be subject to standard Israeli corporate tax rates and it may be required to pay incremental taxes over the reduced tax rates under the Preferred Enterprise, plus indexation, interest and possibly penalties thereon. Additionally, if Ability increases its activities outside of Israel through acquisitions, for example, Ability’s expanded activities outside of Israel might not be eligible for inclusion in future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefits available under the Investment Law, which could also adversely affect Ability’s global tax rate and the results of its operations.

Risks Relating to Incorporation in the Cayman Islands

As we are a Cayman Islands exempted company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers, and our shareholders may face difficulties in protecting their interest and rights through the U.S. federal courts.

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

Our corporate affairs are governed by our charter documents, consisting of our amended and restated memorandum and articles of association, by the Companies Law (2016 Revision) of the Cayman Islands (as supplemented or amended from time to time) (the “Companies Law”) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors are governed by Cayman Islands law and are different as under statutes or judicial precedent in jurisdictions such as the United States. The common law of the Cayman Islands is derived, in part, from relatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding in the Cayman Islands. In particular, the Cayman Islands has a different body of securities laws compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in the United States. Such differences may mean that our minority shareholders may have less protection than they would have had under the laws of the United States. The less protective nature of such laws in the Cayman Islands may make it more difficult for our shareholders to protect their interests in the face of actions by our management or directors than shareholders of a corporation incorporated in other jurisdictions. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

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

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC, for any taxable year, a foreign corporation will generally continue to be treated as PFIC for all subsequent taxable years. If we were to be a PFIC, and a U.S. Holder (as defined in “Item 10E. Taxation-United States Federal Income Taxation”) does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our operating business assets declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. Although we do not believe that we were a PFIC in 2016, in light of the periodic asset and income tests applicable in making this determination, no assurance can be given that we will not become a PFIC in any future year. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the U.S. Internal Revenue Service (“IRS”) determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a QEF election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

Certain provisions of our amended and restated memorandum and articles of association may make it difficult for shareholders to change the composition of our board of directors and may discourage, delay or prevent a merger or acquisition that some shareholders may consider beneficial.

Certain provisions of our amended and restated memorandum and articles of association may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of our company and our shareholders. The provisions in our amended and restated memorandum and articles of association include, among other things, those that:

●	authorize our board of directors to issue preference shares and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

●	establish advance notice procedures for nominating directors or presenting matters at shareholder meetings; and

●	limit the persons who may call extraordinary general meetings of shareholders.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we have elected to follow home country practice in the Cayman Islands with regard to quorum requirements at general meetings of our shareholders. In addition, we have elected to follow our home country law instead of the Listing Rules of the NASDAQ Stock Market that require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may also elect to follow home country practice in the Cayman Islands with regard to the number of independent directors appointed to our board of directors and maintaining compensation and nominating committees of the board of directors. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

Risks Related to our Company

We are a “controlled company” within the meaning of NASDAQ listing standards and, as a result, qualify for exemptions from certain corporate governance requirements.

As a result of the number of shares jointly owned by Messrs. Hurgin and Aurovsky, we are a “controlled company” under the NASDAQ corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power for the election of director is held by an individual, group or another company. Pursuant to the “controlled company” exemption, we may elect not to comply with the requirements that a majority of our board of directors consists of independent directors and that we have a compensation committee and a nominating committee, in each case, composed entirely of independent directors with a written charter addressing each committee’s purpose and authorities. Although we qualified for the “controlled company” exemption, we have not relied on such exemption. However, we may in the future rely on such exemption. Relying on the “controlled company” exemption, as opposed to the requirements that would otherwise apply, may provide less protection to our investors than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to issuers which do not qualify as “controlled companies”.

We may not meet NASDAQ’S continued listing requirements.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our ordinary shares being delisted from NASDAQ. As we disclosed in our Report on Form 6-K submitted to the SEC on April 24, 2017, we received a notification from the Listings Qualifications Department of the NASDAQ Capital Market that as a result of the resignation of all of our former independent directors from the board of directors, we were not in compliance with NASDAQ Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e), as our board of directors was not comprised of a majority of independent directors nor did we have an audit committee, compensation committee or a nominating committee. The foregoing notification further requested that we submit a plan to NASDAQ to regain compliance with the above listing rules as well as additional information regarding the events and circumstances that led to the simultaneous resignation of the former independent directors as well as certain corporate documentation. On May 15, 2017 we appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. We therefore expect to regain compliance with the applicable NASDAQ Listing Rules upon such appointment entering into effect.

Furthermore, for continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share. If the bid price falls below the $1.00 minimum for more than 30 consecutive trading days, an issuer will typically have 180 days to satisfy the $1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance. Commencing as of April 24, 2017, through the date of this Annual Report, the bid price for our ordinary shares has been less than the $1.00 minimum bid price.

If we are delisted from NASDAQ, our ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ordinary shares, it may be extremely difficult or impossible for shareholders to sell their ordinary shares in the United States. Moreover, if we are delisted from NASDAQ, but obtain a substitute listing for our ordinary shares in the United States, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on NASDAQ. Shareholders may not be able to sell their ordinary shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our ordinary shares are delisted from NASDAQ, the price of our ordinary shares is likely to decline.

We have received various requests for advancement and indemnification from present and former officers, directors and service providers.

We have received various requests for advancement and indemnification from present and former officers, directors and service providers of ours in connection with the various ongoing investigations and legal proceedings to which such officers, directors and service providers were either named as defendants or were requested to take actions. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” If found to be indemnifiable pursuant to our engagements with such officers, directors and service providers, these claims may be significant.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ordinary shares being less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Investors may find our ordinary shares less attractive because we rely on such exemptions. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We have identified material weaknesses in our internal controls over financial reporting and if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required, under Section 404 of the Sarbanes-Oxley Act of 2002, to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley of 2002 Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. See risk factor “We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ordinary shares being less attractive to investors.” At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We have identified the need to improve our information and internal control systems and have commenced implementing internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have engaged an external consultant to assist us with the improvement of our information and control systems and to assist in our compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Nevertheless, during the evaluation and testing process, we identified material weaknesses in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2016. See “Item 15. Controls and Procedures.” We cannot assure you that we will be able to remedy the material weaknesses in a timely fashion, or that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Material weaknesses were noted in our financial reporting closing process for the year ended December 31, 2015 with respect to cut-off procedures relating to expenses and revenue recognition in multiple element transactions, which resulted in a restatement to our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively.

As part of our financial reporting closing process for the year ended December 31, 2015, material weaknesses in our internal control over financial reporting were identified with respect to cut-off procedures relating to expenses, as certain amounts due to two third parties had not been timely expensed, and revenue recognition in multiple element sale transactions had not been properly allocated and timely deferred, which resulted in a restatement of the financial statements in our annual report on Form 20-F for the year ended December 31, 2015 and the consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively. Further, it was discovered that certain amounts were outstanding as of December 31, 2015, which could be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002. The outstanding balance was repaid in full by our controlling shareholders. Further, in 2015, Ability was a victim of fraud committed by an outside, unrelated third party resulting in an unauthorized outgoing transfer of $0.5 million.

Our management has concluded that our disclosure controls and procedures were ineffective, and due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud or in informing management of all material information in a timely manner in the future.

Our management has concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2016, were ineffective. See “Item 15. Controls and Procedures.” Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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

Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous tax jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. The international nature of our structure and operations creates uncertainties. Taxes on income for interim periods are based on a forecast of Ability’s reduced tax rate of 14.6% in 2015 and 2016 with respect to its income generated by its Preferred Enterprise, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss. We may not accurately forecast the various items that comprise the projections.

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

As of the date of this Annual Report, more than 64% of our ordinary shares are held by our controlling shareholders, Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer. Consequently, Messrs. Hurgin and Aurovsky may have the ability, either acting alone or jointly, to significantly influence or determine the outcome of specific matters submitted to the general meeting for approval, including amendments to our articles of association and election of members to our board of directors, and may make it difficult for other shareholders to significantly influence the outcome of a general meeting.

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

Securities research analysts may establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we do expect research analyst coverage, if no analysts choose to cover us, the trading price and volume for our ordinary shares could be adversely affected.

We may issue additional ordinary shares or other equity securities without shareholder approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, our equity incentive plan or future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

Future resales of our ordinary shares issued to our controlling shareholders may cause the market price of our securities to drop significantly, even if our business is performing well.

Under the Business Combination agreement, Messrs. Hurgin and Aurovsky received, among other things, an aggregate of: (i) 16,213,268 of our ordinary shares; (ii) $18,150,000 in cash; and (iii) an additional number of ordinary shares to be issued upon and subject to Ability achieving certain net income targets. Messrs. Hurgin and Aurovsky entered into lock-up agreements restricting them, subject to certain exceptions, from selling any of the shares that they received as a result of the Share Exchange for a period of 24 months from the closing of the Business Combination. See “Item 4A. Information on the Company - History and Development of the Company - Our History - Lock-Up Agreements.” The ordinary shares held by Messrs. Hurgin and Aurovsky are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Messrs. Hurgin and Aurovsky may rely on the exemption from registration provided by Rule 144, if available, in which case, resales must meet the criteria and conform to the requirements of the rule, including compliance with the applicable holding period, volume limitations and availability of current public information. Thus, following expiration of the applicable lock-up periods, and upon satisfaction of the requirements of Rule 144, Messrs. Hurgin and Aurovsky may sell large amounts of our shares in the open market or in privately negotiated transactions, which could have the effect of increasing volatility in our share price or putting significant downward pressure on the price of our shares.

Intellectual Property and Data/Systems Security

The products and solutions we sell may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

The technology industry is characterized by frequent allegations of intellectual property infringement. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause shipment delays or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us either with respect to our own intellectual property or intellectual property we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. On November 12, 2015, a lawsuit alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was submitted to the Lod District Court in Israel by a company and an individual against Ability and our controlling shareholders. The amount sought in the lawsuit for registration fee purposes is NIS 5 million (approximately $1.3 million), however the plaintiffs did not specify the amount of the compensation demanded. The plaintiffs allege that certain GSM interception and decryption systems sold by Ability apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demanded that Ability and/or its controlling shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. We believe the allegations are without merit and intend to vigorously defend against them. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” We may not be successful in defending such litigation, including the pending litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

Third parties may also assert infringement claims against our customers. We sometimes undertake to indemnify our customers and resellers for infringement by our products of the proprietary rights of third parties, which, in some cases, may not be limited to a specified maximum amount and for which we may not have sufficient insurance coverage or adequate indemnification in the case of intellectual property licensed from a third party. If any of these claims succeed, we may be forced to pay damages, be subject to injunction with respect to the use or sale of certain products and solutions, be required to obtain licenses for the products our customers or partners use, which may not be available on reasonable terms, or incur significant expenses in developing non-infringing alternatives.

We face risks relating to our use of certain “open source” software tools.

Certain of the products and solutions we sell may contain a limited amount of open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or the open source code would need to be removed from the products and solutions we sell. Such events could disrupt our operations and the sales of such products and solutions, which would negatively impact our revenues and cash flow.

Moreover, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which the use of open source code would compel the offer of derivative code at no cost are subject to varying interpretations. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge. If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

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

These systems may be subject to failures or disruptions as a result of, among other things, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, acts of terrorism or war, physical security breaches, computer viruses, or other cyber-attacks. Cyber-attacks are becoming increasingly sophisticated and in many cases may not be identified until a security breach actually occurs. We have experienced cyber-attacks in the past and may experience them in the future, potentially with greater frequency. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls. Despite our efforts, it is possible that our security controls and other procedures that we follow may not prevent systems failures or disruptions. Such system failures or disruptions could subject us to delays in our ability to process orders, delays in our ability to provide products, solutions and services to customers, delays or errors in financial reporting, compromise, disclosure, or loss of sensitive or confidential information or intellectual property, destruction or corruption of data, financial losses from remedial actions, theft, liabilities to customers or other third parties, or damage to our reputation. Information system failures at one of our suppliers or partners may also result in similar adverse consequences.

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

Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” We are now a holding company operating through our wholly-owned subsidiaries Ability and ASM. Upon the closing of the Business Combination, our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since January 12, 2016 under the symbol “ABIL.”

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

In the Redomestication Merger, Holdco issued one ordinary share for each outstanding share of Cambridge and as of the closing of the Redomestication Merger, each outstanding warrant of Cambridge automatically represents the right to purchase one ordinary share of Holdco in lieu of one share of Cambridge common stock. Additionally, upon consummation of the Business Combination, (i) the holders of outstanding unit purchase options of Cambridge, which represented the right to acquire up to 420,000 ordinary shares and 420,000 warrants of Cambridge, exchanged such unit purchase options for an aggregate of 150,000 ordinary shares of Holdco and (ii) the holder of outstanding promissory notes of Cambridge converted the entire principal amount of notes into an aggregate of 35,000 ordinary shares and 35,000 warrants of Holdco in accordance with the terms of such promissory notes. Upon consummation of the Redomestication Merger, holders of 2,136,751 shares of Cambridge common stock sold in its initial public offering converted those shares, at their election, to cash at a conversion price of approximately $10.10 per share, or an aggregate of approximately $21.6 million. The aggregate conversion price was paid out of Holdco’s trust account, which had a balance immediately prior to the closing of the Business Combination of approximately $81.3 million. Of the remaining funds in the trust account: (i) approximately $2.0 million was used to pay Ability’s transaction expenses in connection with the Business Combination, (ii) $18.1 million was used to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, as described below, (iii) $11.9 million is being reserved and was deposited in escrow for the put option of Messrs. Hurgin and Aurovsky, as described below, (iv) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, (v) $0.9 million was used to purchase 16% of the shares in ASM from Eyal Tzur, as described below, and (vi) the balance of approximately $19 million was released to Ability.

In connection with the Share Exchange, as consideration for their outstanding ordinary shares of Ability, Messrs. Hurgin and Aurovsky received an aggregate of 16,213,268 of our ordinary shares and $18.1 million in cash. In addition, Messrs. Hurgin and Aurovsky have (or had) the right to receive an additional number of our ordinary shares to be issued upon and subject to us achieving certain net income targets in the fiscal years ending December 31, 2015, 2016, 2017 and 2018, as set forth in table below.

In the event that we fail to satisfy the net income target for any fiscal year but net income for such fiscal year is ninety percent (90%) or more of the net income target for such fiscal year, then we shall issue to Messrs. Hurgin and Aurovsky, in the aggregate, such number of our ordinary shares equal to the product obtained by (x) the number of our ordinary shares that would have been issued to Messrs. Hurgin and Aurovsky had the net income target been achieved multiplied by (y) the quotient obtained by (A) the net income for such fiscal year divided by (B) the net income target for such fiscal year.

Under the Merger Agreement, in the event that the 2015 net income target is not achieved but the 2016 net income target is achieved, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the ordinary shares required to be issued by us as a result of us achieving the 2016 net income target, the ordinary shares relating to the 2015 net income target. In addition, if the 2015 net income target is not achieved and net income is less than ninety percent (90%) of the 2015 net income target but net income for 2016 is ninety percent (90%) or more of the 2016 net income target, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the pro rata of ordinary shares relating to the 2016 net income target, such number of our ordinary shares for 2015 based on the same percentage of net income for 2016 as compared to the 2016 net income target. The net income targets for 2015 and 2016 were not achieved.

To the extent any ordinary shares are issuable to Messrs. Hurgin and Aurovsky upon Ability’s achievement of the above-described net income targets, 3% of such shares shall be issuable to each of (i) Migdal Underwriting & Business Initiatives Ltd. as an additional portion of its fee in connection with the Business Combination, and (ii) Mr. Tzur as further consideration for the exercise of the put right related to ASM. Accordingly, the number of ordinary shares issuable to Messrs. Hurgin and Aurovsky in the Business Combination shall be reduced ratably between Messrs. Hurgin and Aurovsky by the total number of ordinary shares issuable to Mr. Tzur and Migdal Underwriting & Business Initiatives Ltd.

The following table sets forth the net income targets and the number of our ordinary shares issuable upon the achievement of such targets:

		Number of Ordinary Shares
Year ending December 31	Net Income Target	Messrs. Hurgin and Aurovsky	Migdal Underwriting & Business Initiatives Ltd	Eyal Tzur	Total
2015	$27,000,000	3,384,000	108,000	108,000	3,600,000
2016	$40,000,000	1,739,000	55,500	55,500	1,850,000
2017	$60,000,000	1,880,000	60,000	60,000	2,000,000
2018	$80,000,000	940,000	30,000	30,000	1,000,000

Under the Merger Agreement, each of Messrs. Hurgin and Aurovsky has the right, on one occasion during the 60 day period immediately following the two year anniversary of the end of the full fiscal year in which the closing occurred, to put to us all or part of his pro rata portion of 1,173,267 of our ordinary shares that he received in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $10.10 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by us at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised.

Indemnity Escrow Agreement

Of our ordinary shares issued to Messrs. Hurgin and Aurovsky as consideration for the Share Exchange, an aggregate of 948,515 of such shares (the “Escrow Shares”) were placed in escrow at the closing of the Business Combination pursuant to an indemnity escrow agreement, dated as of December 23, 2015 (the “Indemnity Escrow Agreement”), by and among us, Messrs. Hurgin and Aurovsky, Mr. Ben Gordon in his capacity as a representative of ours (the “Company Representative”) and Continental Stock Transfer & Trust Company, as escrow agent. The Escrow Shares were set aside to fund post-closing indemnification claims related to breaches of representations and warranties made by, or breaches of covenants and other obligations of, Ability in the Merger Agreement. The Escrow Shares are our sole and exclusive remedy for our rights to indemnification under the Merger Agreement. No indemnification claims are payable from the Escrow Shares until the aggregate amount of our damages exceeds a $1,500,000 deductible. Once the aggregate amount of our damages exceeds such $1,500,000 deductible, all our damages in excess of such amount are reimbursable, subject to certain exceptions. According to the Indemnity Escrow Agreement, on December 23, 2016, fifty percent (50%) of the Escrow Shares were to be released to Messrs. Hurgin and Aurovsky, less amounts previously applied in satisfaction of, or reserved with respect to indemnification claims made prior to that date. The remaining Escrow Shares would be released on the date that is the earlier of (x) June 23, 2017 and (y) the thirtieth (30th) day after we file our Annual Report for the year ended December 31, 2016 with the SEC.

Pursuant to a tolling agreement, dated as of November 30, 2016, by and among us, Messrs. Hurgin and Aurovsky, the Company Representative and the Escrow Agent, Messrs. Hurgin and Aurovsky agreed to delay the release of the Escrow Shares until after June 30, 2017 in order to, among other things, allow our board of directors or an authorized committee thereof an opportunity to review certain specified claims, including certain restatements of our financial reports filed with the SEC, certain alleged discrepancies between our financial projections and our actual results, certain of our disclosures provided to investors relating to our pipeline and backlog and certain of our disclosures related to ULIN.

JV Share Purchase Agreement

In connection with and as a condition to the consummation of the Merger Agreement, Cambridge, Holdco, Ability, Messrs. Hurgin and Aurovsky, ASM and Eyal Tzur, ASM’s sole shareholder, entered into a share purchase agreement (the “JV Share Purchase Agreement”), dated as of September 6, 2015, pursuant to which (a) at the closing of the Business Combination, Holdco purchased 16 shares, or 16%, of ASM for $900,000 in cash and (b) Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 480,000 of our ordinary shares, plus 3% of any earn-out consideration (i.e., the net income shares) that may otherwise become payable to Messrs. Hurgin and Aurovsky under the terms of the merger agreement following the consummation of the Business Combination. If this right was not exercised by Mr. Tzur, then we had the right exercisable during the 90 days immediately following the put option period, to call all, but not less than all, of the remaining ASM shares in exchange for 432,000 of our ordinary shares. The parties entered into an escrow agreement, pursuant to which all of the shares of ASM, other than those purchased at the closing of the Business Combination, were placed in escrow to secure the obligations of Mr. Tzur under the terms of the JV Share Purchase Agreement prior to exercise of the put or call rights thereunder. In addition, the parties entered into an escrow agreement with respect to our ordinary shares issuable to Mr. Tzur upon exercise of the put or call rights, under which (a) all of the up to 480,000 ordinary shares issuable to him upon exercise of such rights were placed in escrow at the closing of the Business Combination and (b) 5% of any such ordinary shares issued to him upon exercise of the put or call right shall be held in escrow for not less than one year following closing of the put or call right to secure his indemnification obligations under the JV Share Purchase Agreement. On January 24, 2016, Mr. Eyal Tzur exercised his put option, as a result of which ASM became our wholly-owned subsidiary, in exchange for 456,000 of our ordinary shares that were released from escrow to Mr. Tzur and 24,000 of our ordinary shares were held in escrow until January 24, 2017 (i.e., one year following the closing of the put option) to secure Mr. Tzur’s indemnification obligations under the JV Share Purchase Agreement.

Lock-Up Agreements

At the closing of the Business Combination, Messrs. Hurgin and Aurovsky entered into lock-up agreements pursuant to which they agreed not to sell any of our ordinary shares that they received as a result of the Business Combination (subject to limited exceptions) until the second anniversary of the closing of the Business Combination.

Principal Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities.”

B.	Business Overview

Overview

We are a holding company operating through our wholly-owned subsidiaries, Ability and ASM, which provide advanced interception, geolocation and cyber intelligence products and solutions that serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the areas of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, Ability has 16 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA/UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information.

Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications.

Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems.

We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and we believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

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

In response to this need, we have integrated solutions to cover the many facets of communications interception and decryption. We provide solutions to a variety of customer needs, with both off-the-shelf and customized systems for customers around the world.

Our customers’ operational demands are becoming increasingly diverse and extensive due to advances in technology of the targeted communications, requiring industry participants to enhance their offerings to include advanced location and cyber solutions as well as solutions for new generations of cellular communications, such as 4G/LTE and the proposed 5G networks.

The tactical lawful interception industry is dominated by a limited number of international suppliers, including us. We believe that entry into this market by new participants is limited due to the nature of the government agencies that comprise the market and its customers. Although this market has continually grown, we believe that the number of suppliers has not grown materially due to the significant barriers to entry into the market as a result of the nature of governmental agencies, privacy laws and the complexity of the required technology.

Our Portfolio of Solutions and Products

In the area of cellular communications, we offer turnkey integrated solutions for all cellular communications standards (GSM, CDMA, UMTS and LTE). These solutions provide real-time interception, robust, ultra-portable design and user-friendly operations. We offer strategic and tactical cellular interception systems, which are used for intercepting mobile phone traffic and tracking mobile phone users.

With respect to satellite communications, we offer field-proven, cutting-edge solutions for Iridium, Thuraya, IsatPhone Pro and other satellite links.

Cellular Interception and Geolocation

ULIN

ULIN (Ultimate Interceptor), introduced in November 2015, which we believe is the first-to-market SaaS strategic system for interception and geolocation in GSM, UMTS and LTE cellular networks. Unlike any other strategic lawful interception system known to us, ULIN does not require, in most cases, the involvement of mobile network operators. Unlike tactical interception systems, ULIN does not need to be in the vicinity of intercepted targets. In most instances, ULIN requires only the mobile device’s phone number or IMSI to start the interception, however, there are some network operators for which ULIN is currently not capable of intercepting cellular communication. ULIN detects dialing/dialed phone numbers and provides the geographic location of participating mobile devices. ULIN incorporates our legacy Hunter geolocation solution. All our ULIN sales are based on a reseller agreement granting us a worldwide exclusive right to sell ULIN, which automatically terminates in October 2018 and may be terminated by either party under certain specific circumstances. See “Item 4. Information on the Company - Business Overview - Manufacturing and Suppliers” for a description of the agreement.”

ULIN represents a new technological approach to cellular interception and provides operational capabilities that we believe did not previously exist, primarily the ability to intercept cellular communications without the need to be in the vicinity of intercepted targets. In 2016, we completed our first ULIN sale to a Latin American government and expect that ULIN will be a material growth driver for our company, however, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, we believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. For additional information, see “Item 3D. Risk Factors - Key Information -Our revenues depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.” and “Item 5D. Operating and Financial Review and Prospects - Trend Information.”

IBIS

IBIS (In-Between Interception System) is a tactical stand-alone solution used for off-air interception of GSM, UMTS and LTE cellular communications in a seamless way, without requiring involvement from the cellular network provider on which the targeted mobile device is operated. IBIS is an advanced integrated solution that includes all relevant sub-systems in a single unit, allows the user to scan, analyze, monitor, record, track and intercept cellular mobile devices for voice, SMS, data traffic and call-related information, regardless of implemented encryption type.

The IBIS system can operate with a variety of power sources, which enables it to be installed and operated in many types of applications and environments, in fixed or transportable installations, including in vehicles, and ships, or can be carried in backpacks. We also provide an IBIS system compatible for airborne platforms. Applications of the IBIS airborne system include surveillance missions, border control, tracking of kidnappers and drug dealers and detection of active mobile devices in disaster areas. The latest version of IBIS incorporates all the technological capabilities and functionalities of our legacy TouchDown solution.

ACIS

ACIS (Advanced CDMA Interception System) is a fast, reliable, portable and undetectable interception device for cellular CDMA network traffic that intercepts and records off-the-air voice communication, SMS and other call-related data. ACIS automatically searches for active CDMA cellular network frequencies and active channels. Cooperation from network providers is not required. ACIS works with all CDMAone and CDMA 2000 networks and supports all CDMA frequency bands, including 450 MHz, 800 MHz and 1900 MHz.

IMSI Catchers

We offer a variety of GSM/UMTS/LTE/IMSI catchers, in different installations and configurations, which can be customized to customer needs.

AGIS

AGIS (Advanced GSM Interception System) provides real-time GSM interception. The AGIS system is integrated into a small unit, making it easily portable, and be installed and operated in many types of applications and environments, either in fixed or transportable installations, including in vehicles, ships, helicopters and on personnel.

Satellite Interception

IRIS

IRIS (Iridium Interception System) is a portable tactical system that intercepts voice, SMS and data in Iridium communication channels. The Iridium satellite is a system of active communication satellites in orbit and on the ground, which allows voice and data communications across the globe. IRIS is completely passive and does not interfere with satellite communication. IRIS can be easily installed in vehicles, ships, helicopters and on personnel.

ATIS

ATIS (Advanced Thuraya Interception System) intercepts information transmitted through Thuraya network channels. The Thuraya network is an advanced communication network of two satellites that covers the majority of Europe, Asia and Africa. ATIS provides interception of voice, facsimile, SMS, data and call-related information, as well as a determination of the geographical position of Thuraya terminals.

ATIS intercepts uplink and downlink, and accordingly, both sides of a satellite call can be monitored, depending on interception conditions. All communications intercepted by ATIS and related data are stored in the system database for off-line analysis and playback. In addition to the call-related data, when an uplink is intercepted, the user can obtain the handset location. ATIS is offered in both tactical (L-band only) and strategic configuration (C-band with one or multiple L-band posts) and can be provided in various portable, remote control and fixed formats.

SLIS

SLIS (Satellite Link Interception System) monitors information transmitted through satellite communication channels. The information monitored by this system includes the satellite systems Intelsat, Eutelsat, Arabsat, Domsat, Indosat and other global or regional satellite communication operators. SLIS has the capacity to intercept the following communication links:

●	E1/T1 standard, and their derivatives with various types of compression, including DCME and many others;

●	public and private computer networks;

●	different standards of the global VSAT system; and

●	GSM-operators, including GSM-A and Abis.

The type of information that can be monitored from these sources include voice communications, facsimile messages (analogue or digital), SMS, videoconferences and communication sessions using the Internet or private networks.

Cyber

Our IBIS solution incorporates offensive cyber capabilities. IBIS can remotely control mobile devices and extract information that is not typically transmitted over cellular networks.

Intellectual Property

General

As a company that operates within a rapidly changing technological environment, the protection of the proprietary technology embedded in the products and solutions that we sell may have a significant impact on our business. We and our suppliers and technology providers rely on a both trade secret laws and confidentiality and non-disclosure restrictions to protect the proprietary interests in the products and solutions that we sell.

On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual against Ability and our controlling shareholders. The lawsuit amount for registration fee purposes is NIS 5 million (approximately $1.3 million), however the plaintiffs did not specify the demanded compensation amount. The plaintiffs allege that certain of Ability’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demand that Ability and or its shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. We believe the allegations are without merit and intend to vigorously defend against them. For additional information see “Item 3D. Key Information - Risk Factors - Intellectual Property and Data/Systems Security - The products and solutions we sell may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer” and “Item 8A. Consolidated Statement and Other Financial Information - Legal Proceedings”. Defending against infringement claims or other intellectual property claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of the products in our portfolio or to liabilities for damage and may be required to obtain licenses which may not be available or available on reasonable terms.

Licenses

We engage in inbound licensing of certain components for our solutions. While it may be necessary in the future to seek or renew licenses relating to various aspects of the solutions we offer, we believe, based on industry practice, such licenses generally could be obtained from alternative sources on commercially reasonable terms.

Trademarks and Service Marks

We have not registered any trademarks or service marks.

Customers

The principal customers for our solutions are governments and governmental agencies, such as security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries, many of which are repeating customers.

The following unaudited table presents our revenues for the years ended December 31, 2016, 2015 and 2014 by geographical region.

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2016	2015	2014
Asia	$9,230	$8,373	5,973
Latin America	$5,320	$34,603	$6,130
Europe	$1,750	$495	$1,236
Israel(1)	$—	$8,365	$7,000
Africa	—	$—	$1,105
Other	$208	315	$—
Total	$16,508	$52,151	$21,444

(1)	Sales in Israel in 2015 and 2014 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 16% and 33% of revenues during such periods, respectively.

For the years ended December 31, 2016, 2015 and 2014, one significant reseller accounted for 47%, 66% and 33% of our revenues, respectively, and one other reseller in each such fiscal period accounted for 32%, 13% and 29% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future.

Substantially all of our resellers and customers do not permit us to identify them due to the sensitive nature of the solutions we sell to them and projects we undertake on their behalf. Accordingly, we are not able to identify our customers in our marketing and sales materials or the specific purpose for which certain solutions were sold or projects were undertaken. Moreover, we are unable to use substantially all of our customers as referral sources. These limitations could adversely affect our marketing and sales efforts.

The timing in which transactions are entered into may shift from one quarter to another. Among other things, this is due to our customers choosing to shift their buying decisions, which may result in the shifting of bookings and revenues from one quarter to another.

Customer Service

We typically provide our customers with on-site training for our products and solutions. Our standard warranty period is 12 months and is included in the price. Support and maintenance is offered upon the expiry of the warranty period to the customer on an annual basis for a fee equal to between 7% and 15% of the price. This technical support is provided over the phone, by email or by remote access (subject to end user consent) in the first instance and, if an issue is not resolved, technical teams are sent to the customer’s premises.

Marketing and Sales

Sales are generated through three principal channels:

(i) Sales through resellers in various regions. We have a network of independent sales representatives active in most regions in which we sell.

(ii) A direct sales channel. Our direct sales efforts are led by our Chief Executive Officer, Chief Technology Officer and two additional senior sales executives on a worldwide basis from our Tel Aviv headquarters.

(iii) Sales to integrators as a component of larger projects, in which case we act as subcontractor to the integrator who acts as the prime contractor.

Our wholly-owned subsidiary, ASM, an Israeli company registered with the Israeli Defense Export Controls Agency as a certified exporter, promotes and executes sales of our solutions that involve technologies controlled by the Israeli Defense Export Controls Agency. In October 2013, Ability entered into a joint venture agreement with ASM, pursuant to which ASM exclusively provided contract management services to Ability. At the closing of the Business Combination, we acquired 16% of ASM from Eyal Tzur, formerly ASM’s sole shareholder, and Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 480,000 of our ordinary shares and, if same was not exercised by Mr. Tzur, then, we had the right exercisable during the 90 days immediately following the foregoing option period, to purchase all of the remaining ASM shares in exchange for 432,000 of our ordinary shares. On January 24, 2016, Mr. Eyal Tzur exercised the foregoing put option, as a result of which ASM became our wholly-owned subsidiary, in exchange for 456,000 of our ordinary shares that were released from escrow to Mr. Tzur and 24,000 of our ordinary shares were held in escrow until January 24, 2017 (i.e., one year following closing of the put option) to secure Mr. Tzur’s indemnification obligations under the JV Share Purchase Agreement. For additional information see “Item 4A. Information on the Company – Merger Agreement – JV Share Purchase Agreement.”

Competition

We believe that the solutions and products we sell have several competitive advantages, including:

●	product performance, functionality and portability;

●	product quality, stability and reliability;

●	customization of solutions to meet customer demands;

●	innovative solutions;

●	breadth of product portfolio;

●	global presence and high-quality, responsive customer service and support;

●	specific industry knowledge and experience; and

●	price.

We believe that our flexibility and ability to react quickly to our customers’ requirements and needs provide us with a competitive advantage.

Despite these competitive advantages, we face competition in most of our markets. In each of our markets, we face competition from companies with products that compete with the solutions or products we sell.

In the cellular interception market, our principal competitors include Neosoft Technologies, Inc. and Verint Systems, Inc.

In the satellite interception market, our principal competitors include Arpege Defence SAS, L3 TRL Technology Ltd. and Rohde & Schwarz GmbH & Co KG.

In the cyber market, our principal competitors include Gamma International GmbH, Hacking Team S.r.L., Magen Ltd., NSO Group Wintego Systems Ltd. and several others.

Certain of these competitors are also suppliers and/or customers of ours. We believe that our competitive success depends primarily on our ability to provide technologically advanced and cost-effective solutions and services.

Research and Development

We do not conduct any research and development by ourselves, however, oftentimes, we assist and are involved in research and development performed by third parties, mainly suppliers or contractors of ours. Such assistance and involvement may enable us to gain access to new and advanced products, strengthens our relationships with our suppliers and contractors and ultimately introduce to the market more suitable and advanced products and solutions, as well as enhance our existing products and solutions.

We believe that the introduction of advanced products and solutions and the enhancement of existing products and solutions are essential to our future success and depend on a number of factors, including among others, our ability to:

●	attract, recruit and retain highly skilled and experienced personnel, as well as engaging suitable contractors and suppliers;

●	identify and respond to emerging technological trends and areas of growth in our markets; and

●	continue to offer and maintain competitive solutions and enhance our existing solutions to respond to our customers’ changing needs and challenges and differentiate our solutions from those of our competitors.

Our business strategy involves rolling out initial releases of the products and solutions in our portfolio and typically over time features are added or enhanced. Product feedback received from our customers is incorporated into the development process.

Manufacturing and Suppliers

During the years ended December 31, 2016, 2015 and 2014, expenses incurred with respect to our three largest suppliers comprised 72%, 70% and 79% of cost of revenues, respectively, and one supplier accounted for 40%, 43% and 33% of costs of revenues in such periods, respectively.

On October 20, 2015, we entered into an agreement with a third party supplier who develops and licenses ULIN. This agreement may account for a significant portion of our vendor costs, see “Item 5F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations,” as well as a significant part of our revenues, see “Item 3D. Key Information - Risk Factors - Our revenues depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited” and “Item 3D. Key Information - Risk Factors - ULIN sales are depended on a reseller agreement with one supplier, which automatically terminates in October 2018.” According to the agreement, the supplier (an unrelated company) granted Ability an exclusive and non-transferable right and license to market, promote, advertise, sell and distribute its products, none of which is sold or marketed under the supplier’s trademark, directly to customers worldwide in consideration for 50% of Ability’s revenue relating to those sales, net of commissions. The agreement provides for minimum annual sales of ULIN by Ability in the amount of $10 million revenues, net of commissions. If Ability does not satisfy this minimum commitment at the end of any contract year, Ability is required to pay such supplier a 15% penalty against any shortfall, up to a maximum penalty of $1.5 million per year. Under the agreement, Ability is required to pay the supplier $125,000 each month on account of the minimum commitment (which may be set-off against any sales over the duration of the three-year contract term). The agreement has a three year term and automatically terminates in October 2018, and may be terminated by a party in case of the other party’s material breach, bankruptcy, insolvency, creditor assignment, liquidation, receivership or loss of control of all or substantially all of its business. We may not be able to extend the agreement or may not be able to do so on terms favorable to us. Further, during the term of the agreement, we must obtain the supplier's consent to, among other things, manufacture, sell or market any product which competes with ULIN.

As of December 31, 2016, we have completed one ULIN sale, and in order to support marketing efforts of ULIN in the relevant region, the ULIN supplier waived its right to receive the excess of the 50% of the net revenues generated from such sale over the $1.5 million minimum commitment amount paid during the year ended in December 31, 2016.

Our reliance on a limited number of suppliers involves risks. In the event that a key supplier ceases operations or otherwise ceases to do business with us, it may take a substantial amount of time and expense for us to secure other suppliers.

We have long-term relationships with most of our suppliers. Although we do not have redundant and immediate procurement solutions for ULIN, we do have such solutions for most of the other products and solutions we sell. To date, we have been able to obtain adequate supplies of all components in a timely manner from our suppliers or alternative sources, when necessary.

Ability’s quality management system is certified under the ISO 9001:2015 standards promulgated by the International Organization for Standardization for assembling (installation) of interception systems.

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

Applicable Israeli Laws

Israeli Defense Export Regime. The Israeli Defense Export Control Law, 5766-2007 (the “2007 Law”) regulates the marketing and export of certain defense equipment, software, technology, services and the transfer of defense know-how (collectively, “Defense Products”), taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel. The 2007 Law provides that the marketing, sale and export of Defense Products require a license from the Israeli Ministry of Defense (“IMOD”) via the Israeli Defense Export Controls Agency (“DECA”). These licenses are issued by the IMOD for a certain period of time and are non-transferable. Fines and criminal sanctions may be imposed for non-compliance with the 2007 Law. The 2007 Law also includes the regulation of brokerage activity relating to Defense Products; however, these regulations have not been implemented, as required, by executive order, and therefore have not entered into force to date. The IMOD issued the Export Control Order (Military Equipment), 2008, which lists all of the items that are controlled pursuant to the 2007 Law. The Ministry of Economy (“MOE”) has also promulgated the Export Control Order (Dual-Use Controlled Equipment), 2008 (the “Dual Use Order”), which refers to commercial items that may also be used for either military or defense purposes. The export of all these items are ordinarily regulated by the MOE, except in the case of government end-users, in which case the IMOD (DECA) regulates the marketing and export of such items. The Dual Use Order also incorporates annually the updated lists from Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies.

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

Applicable Export Practices

Overview. ASM, a wholly-owned subsidiary of ours, is an Israeli company registered with DECA as a certified exporter. Ability’s solutions that are subject to export control pursuant to the 2007 Law, as well as the Dual Use Order, are marketed, sold and exported exclusively by ASM. Notwithstanding the foregoing, Ability and ASM apply directly to DECA for encryption permits, as required.

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

Non-Israeli Components. Any components that are manufactured outside of Israel (and would be deemed Defense Products under the 2007 Law if they were imported into Israel) are “drop-shipped” to the customers directly by the foreign suppliers of such components, which are located outside of Israel. In cases where Ability and/or its non-Israeli suppliers supply foreign-sourced components to an integrator in Israel and the export from Israel to the end-user is performed by the Israeli integrator, the integrator assumes full responsibility to apply for the required marketing and export licenses from DECA.

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

The lease details are as follows:

Headquarters: 400 square meters. The term of the lease is from December 1, 2012 through November 30, 2017, with an option to extend for an additional 60 months. The rent for the headquarters is NIS 25,000 (approximately $6,500) per month. If the option is exercised, the rent will increase by 7%.

Laboratory: 360 square meters. The term of the lease is from May 1, 2015 through November 30, 2017, with an option to extend for 60 months. The rent for the laboratory is NIS 16,350 (approximately $4,250) per month. If the option is exercised, the rent will increase by 7%.

Installation and Quality Assurance Facility: 60 square meters. The initial term of the lease was from August 15, 2015 through August 15, 2016 and the term was extended until April 1, 2018, and Ability has an option to extend the lease until August 15, 2019. The monthly rent for the facility for the initial term and the option period is NIS 5,000 (approximately $1,300).

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

The audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 in this Annual Report have been prepared in accordance with U.S. GAAP.

Overview

We are a holding company operating through our wholly-owned subsidiaries, Ability and ASM, which provide advanced interception, geolocation and cyber intelligence products and solutions that to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the area of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, Ability has 16 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications. Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

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

Historically, Ability’s financial statements include the financial information of ASM, which was viewed as a variable interest entity of Ability prior our acquisition of the remaining 84% of the shares of ASM in January 2016. For additional information, see Note 1 to the audited consolidated financial statements for the year ended December 31, 2016 included elsewhere in this Annual Report.

Restatement of Previous Financial Statements

In our annual report on Form 20-F for the year ended December 31, 2015, our consolidated financial statements for the year ended December 31, 2015, our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended were restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in 2014.

We have conducted an internal investigation, overseen by our audit committee, into the facts and circumstances surrounding the restatement. The audit committee was assisted by external consultants. The SEC subsequently sent a subpoena requesting, among other things, information regarding the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. See the risk factor “We are under an investigation by the SEC, which could divert management's focus, result in substantial investigation expenses, monetary fines and other possible remedies and have an adverse impact on our reputation and financial condition and results of operations.” To decrease the risk of future restatements, we intend to continue to establish formal policies, processes and practices related to financial reporting, and intend to enhance the formality and rigor of review and reconciliation of amounts due to major vendors as well as our review procedures with respect to multiple element transactions. For additional information on the initiatives we are taking to improve our financial controls, see “Item 15. Controls and Procedures - Remediation of Material Weaknesses.”

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

Revenue recognition

We generate revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration services, training and warranty, as well as revenues from Software as a Service, or (“SaaS”). We sell products and provide services directly to end users and resellers and also participate as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers.

When a sale arrangement contains multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence (“TPE”), if VSOE is not available, or estimated selling price (“ESP”), if neither VSOE nor TPE is available. We establish VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, we attempt to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy typically differs from that of our peers and our offerings contain a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer products for sale. The determination of ESP is based on the application of significant judgment in evaluating such factors.

Products and Services. Revenues from sales of products are recognized when we have delivered products to the customer and retained final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured. Revenues from sales of services are recognized ratably in the period in which the services are rendered. Services generally include connection to a networked infrastructure for a period of at least one year.

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

In instances where revenues are derived from sales of third party vendors’ products or services, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues when we have the following indicators for gross reporting: we are the primary obligor of the sales arrangements, we are subject to inventory risks of physical loss, have latitude in establishing prices, have discretion when selecting suppliers and assume credit risks on receivables from customers.

SaaS Revenues. Our SaaS multiple-element arrangements are typically comprised of subscription and support fees from customers accessing our software and set-up fees. We do not provide the customer the contractual right to take possession of the software at any time during the hosting period under these arrangements. We recognize revenue for subscription and support services over the contract period originating when the subscription service is made available to the customer and the contractual hosting period has commenced.

Usage based fees. Revenues are recognized in the period in which subscribers use the related services.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Customers". ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method. We are still finalizing the analysis to quantify the impact of the adoption of the provisions of the new standard. The FASB has issued, and may issue in the future, interpretive guidance which may cause our evaluation to change. Management believes that we are following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

In February 2016, the FASB issued ASU No. 2016-02, which supersedes the lease accounting guidance in ASC 840, Leases. The new guidance requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2018 with early adoption permitted. The amendments must be adopted using a modified retrospective approach. We are currently assessing the potential impact of this ASU on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, which replaces the incurred loss impairment methodology in current U.S. GAAP for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, the guidance requires the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2019. Early adoption is permitted as of reporting periods beginning after December 15, 2018, including in interim periods. The amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the amendments are effective. We are currently assessing the potential impact of this ASU on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, which addresses whether to present certain specific cash flow items as operating, investing or financing activities. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2017. Early adoption is permitted. The amendments will be applied retrospectively to each period presented. We are currently assessing the potential impact of this ASU on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, which removes the current exception in US GAAP prohibiting entities from recognizing current and deferred income tax expenses or benefits related to transfer of assets, other than inventory, within the consolidated entity. The current exception to defer the recognition of any tax impact on the transfer of inventory within the consolidated entity until it is sold to a third party remains unaffected. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2017, with early adoption permitted. The amendments will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are currently assessing the potential impact of this ASU on our consolidated financial statements.

In November 2016, the FASB issued ASU No.2016-18, which provides guidance on the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2017 with early adoption permitted. The amendments will be applied retrospectively to each period presented. We are currently assessing the potential impact of this ASU on our consolidated financial statements.

A.	Results of Operations

The following table sets forth a summary of our operating results:

(U.S. dollars; in thousands, except per share data)	Year Ended December 31,
	2016	2015	2014
Revenues	16,508	52,151	21,444
Cost of revenues	8,617	29,654	13,968
Gross profit	7,891	22,497	7,476
Sales and marketing expenses	5,323	3,305	3,064
General administrative expenses	9,662	1,317	469
Operating income (loss)	(7,094)	17,875	3,943
Finance expenses (income), net	(127)	99	(269)
Income (loss) before income tax	(6,967)	17,776	4,212
Income tax expenses	1,086	3,023	1,090
Net and comprehensive income (loss)	(8,053)	14,753	3,122
Basic and diluted income (loss) per share	(0.33)	0.60	0.13

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues

Revenues for the year ended December 31, 2016 were $16.5 million, a decrease of $35.7 million, or 68%, compared to total revenues of $52.2 million for the year ended December 31, 2015.

The table below sets forth Ability’s revenues by region for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2016	2015
Asia	$9,230	$8,373
Latin America	5,320	34,603
Europe	1,750	495
Israel	—	8,365
Other	208	315
Total	$16,508	$52,151

Revenues for the year ended December 31, 2016 and 2015 were primarily attributed to sales of legacy tactical cellular interception systems and during the year ended December 31, 2016, we completed one ULIN sale to a Latin American government, the revenues for which are recognized ratably over a one year period commencing September 2016. The decrease in revenues for the year ended December 31, 2016 was primarily attributable to the project-oriented nature of our business and the completion of a number of large projects in Latin America and Israel in 2015, as well as the ongoing transition to a revenue stream more focused on ULIN, which we introduced in November 2015. We expected that ULIN would be a major growth driver of our sales and revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, we had only completed one ULIN sale as of December 31, 2016. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions.

Although with respect to certain periods in the past we provided guidance and projections, given that we were unable to accurately predict our revenues during such periods, due to, among others things, the pricing, margins and other deal terms of our engagements which may vary substantially from transaction to transaction, the extended time frame and uncertainty associated with many of our sales opportunities, and the unpredictable sales cycles of ULIN, we ceased to, and shall not in the foreseeable future, provide guidance or forecasts.

Cost of Revenues

Cost of revenues for the year ended December 31, 2016 were $8.6 million, a decrease of $21.1 million, or 71%, compared to cost of revenues of $29.7 million for the year ended December 31, 2015. The decrease in cost of revenues was primarily due to decreased costs for components for our solutions corresponding to the decrease in revenues in the period and also due to reduced cost of revenues in connection with the first sale of ULIN in the year ended December 31, 2016, due to the waiver of the ULIN supplier to its right to the excess of the 50% of the net revenues generated from such sale over the annual $1.5 million minimum commitment amount such supplier is entitled to.

Gross Profit

Gross profit for the year ended December 31, 2016 was $7.9 million, a decrease of $14.6 million, or 65%, compared to gross profit of $22.5 million for the year ended December 31, 2015. Gross profit as a percentage of total revenues increased to 48% for the year ended December 31, 2016, compared to 43% for the year ended December 31, 2015, primarily due to the absence of cost of revenues in connection with the first sale of ULIN in the year ended December 31, 2016, due to the waiver of the ULIN supplier to its right to the excess of the 50% of the net revenues generated from such sale over the annual $1.5 million minimum commitment amount such supplier is entitled to.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2016, were $5.3 million, an increase of $2.0 million, or 61%, compared to $3.3 million year ended December 31, 2015. The increase in sales and marketing expenses was primarily due to the $1.9 million expense on account of our minimum commitment under the agreement with the ULIN supplier (including $1.5 million for 2016 and $0.4 million for the fourth quarter of 2015 which was initially recorded as current assets as of December 31, 2015 and subsequently allocated to sales and marketing expenses in the absence of substantial ULIN sales that could be offset against the minimum commitment amount) and a $0.5 million accrual on account of a discretionary bonus to one of our sales executives, which was partially offset by a decrease in commissions accrued on revenues for 2016 due to the decrease in revenues year over year.

General and Administrative Expenses

General and administrative expenses were $9.7 million for the year ended December 31, 2016, an increase of $8.4 million, or 634%, compared to $1.3 million for the year ended December 31, 2015. The increase in general and administrative expenses was primarily due a $8.3 million increase in legal and professional services fees, including $2.6 million of legal expenses incurred in connection with the internal investigation we conducted that was overseen by our audit committee, as well as a $2.0 million provision recorded on account of an approved settlement in connection with a legal proceeding and related legal expenses.

Operating Income (Loss)

We had an operating loss of $7.1 million for the year ended December 31, 2016, a decrease of $25 million, or 140%, compared to operating income of $17.9 million for the year ended December 31, 2015. The decrease in operating income was primarily due to the $35.7 million decrease in revenues and the increase of $2 million in sales and marketing expenses and $8.4 million in general and administrative expenses, partially offset by the $21.1 million decrease in cost of revenues.

Finance Expenses (Income), Net

Finance income, net for the year ended December 31, 2016, was $0.1 million, an increase of $0.2 million compared to finance expenses, net of $0.1 million for the year ended December 31, 2015. The change in finance expenses (income), net, related primarily to fluctuations in the exchange rate between the US dollar and the New Israeli Shekel.

Income Tax Expenses

Income tax expenses for the year ended December 31, 2016 were $1.1 million, a decrease of $1.9 million, compared to $3.0 million for the year ended December 31, 2015. This decrease was primarily due to the loss before income tax we incurred for the period. The 2016 income tax expenses consist of a one-time tax expense of $1.1 million that we incurred for the year ended December 31, 2016, in connection with a tax assessment agreement for the three years ended December 31, 2014, reached on May 30, 2016, between the Israel Tax Authority and Ability. In addition, we applied a full valuation allowance for the deferred tax assets previously recorded, primarily on account of the net loss in the current period, as a result of the substantial doubt about our ability to continue as a going concern (see “Item 3D. Key Information - Risk Factors - Risks Related to our Business and Our Financial Position - “The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.” and Note 1.f. to the audited consolidated financial statements for the year ended December 31, 2016 included elsewhere in this Annual Report).

Net and Comprehensive Income (Loss)

Net and comprehensive loss was $8.1 million, or a loss of $0.33 per basic and diluted share, for the year ended December 31, 2016, a decrease of $22.9 million, compared to net and comprehensive income of $14.8 million, or income of $0.60 per basic and diluted share, for the year ended December 31, 2015. The decrease in net and comprehensive income (loss) was primarily due to the $25 million decrease in operating income, partially offset by the decrease of $0.2 million in finance expense (income) and $1.9 million in income tax expenses.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues

Revenues for the year ended December 31, 2015 were $52.2 million, an increase of $30.8 million, or 143%, compared to total revenues of $21.4 million for the year ended December 31, 2014.

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

Finance Expenses (Income), Net

Finance expenses, net for the year ended December 31, 2015, was $0.1 million, an increase of $0.4 million compared to a finance income, net of $0.3 million for the year ended December 31, 2014. The change in finance expenses, net, related primarily to fluctuations in the exchange rate between the US dollar and the New Israeli Shekel.

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

Government Contracts

All of our revenues to date have been generated, directly and indirectly, from contracts with national, regional and local governmental agencies, authorities and security organizations, many of which have complex and time consuming procurement procedures. A substantial period of time often elapses from the time we enter into negotiations until we actually deliver the product to the specific customer. Government contracts are further subject to special risks, such as delays in funding, termination of contracts at the convenience of the government, reduction or modification due to changes in the government’s policies or priorities. Our sales to these customers are directly affected by their budgetary constraints, the priority given to the procurement of products and services from us and the government’s normal spending cycle. A decrease or delay in governmental funding would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown, recession, economic instability, political unrest, armed conflicts or natural disasters.

Preferred Enterprise Program

We are managed and controlled from Israel and are considered by the Israeli Tax Authority as a company domiciled in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes. The Israeli corporate tax rate was 26.5% in 2014 and 2015. Beginning January 1, 2016, the Israeli corporate tax rate was reduced to 25%, beginning January 1, 2017 the corporate tax rate was reduced to 24% and beginning January 1, 2018 the corporate tax will be reduced to 23%. Under the Investment Law, Ability expects to be eligible for certain tax benefits provided to “Preferred Enterprises,” including a reduced tax rate of 14.6% in 2015 and 2016 and a reduced tax rate, not yet determined, in 2017 and thereafter, with respect to taxable income generated by the Preferred Enterprise. All other taxable income will be subject to the standard Israeli corporate tax rate. See “Item 10E. Additional Information – Taxation – Israeli Taxation” and “Item 3D. Key Information – Risk Factors – Risks Relating to our Operations in Israel” for further details.

B.	Liquidity and Capital Resources

Liquidity

Due to a significant decline in revenues and an increase in legal and professional services fees, we have suffered losses from operations, and we have a net capital deficiency that, among other reasons, raises substantial doubt about our ability to continue as a going concern. At December 31, 2016, we had cash and cash equivalents of $11.8 million and working capital of $8.4 million, compared to cash of $25.8 million and working capital of $17.3 million as of December 31, 2015. Our working capital as of December 31, 2016, is primarily comprised of cash and cash equivalents.

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2016 was $10.6 million, a decrease of $20.8 million, compared to net cash provided by operating activities of $10.2 million for the year ended December 31, 2015, a decrease of $2.7 million compared to net cash provided by operating activities of $12.9 million for the year ended December 31, 2014.

Net cash used in operating activities for the year ended December 31, 2016, consisted primarily of net loss of $8.1 million and decreases in income tax payable, accrued expenses and accounts payable with respect to projects and progress payments in excess of accumulated costs with respect to projects of $2.7 million, $2.2 million and $1.2 million, respectively, and an increase in restricted deposits of $1.4 million, partially offset by an increase of accounts payable, accrued expenses and other accounts payable of $3.1 million and a decrease of other current assets of $1.5 million. Non-cash expenses during the year ended December 31, 2016 consisted primarily of impairment of inventory, amortization, depreciation and impairment of fixed assets of $0.2 million, $0.2 million, $0.1 million and $0.1 million, respectively. Net cash provided by operating activities for the year ended December 31, 2015, consisted primarily of net income of $14.8 million and increases in income taxes payable and accrued expenses and accounts payable with respect to projects of $2.4 million and $3.1 million, respectively, partially offset by an increase in accounts receivable and progress payments in excess of accumulated costs with respect to projects of $3.8 million and $5.3 million respectively. Non-cash expenses during the year ended December 31, 2015 consisted primarily of $0.1 million of depreciation.

Net cash provided by operating activities in 2014 consisted primarily of net income of $3.1 million and increases in accrued expenses and accounts payable with respect to projects and progress payments in excess of accumulated costs with respect to projects and deferred taxes of $3.4 million and $4.9 million and $0.9 million, respectively, partially offset by an increase of $0.2 million in inventory. Non-cash expenses for the year ended December 31, 2014 consisted primarily of $0.1 million of depreciation.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 was $0.2 million, a decrease of $0.7 million, compared to net cash provided by investing activities of $0.5 million for the year ended December 31, 2015, an increase of $1.1 million compared to net cash used in investing activities of $0.6 million for the year ended December 31, 2014.

Net cash used in investing activities for the year ended December 31, 2016, consisted primarily of $0.2 million of purchases of property and equipment.

Net cash provided by investing activities for the year ended December 31, 2015, consisted of a $0.7 million loan repayment by Alan Ltd. (“Alan”), a company wholly-owned by Anatoly Hurgin, our Chief Executive Officer and a director, and $0.2 million proceeds from the sale of property and equipment, partially offset by $0.4 million of purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2014, consisted of a $0.5 million loan that we provided to Alan and $0.3 million of purchases of property and equipment, partially offset by $0.2 million proceeds from the sale of property and equipment.

We have no material commitments for capital expenditures as of December 31, 2016.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2016 was $3.2 million, a decrease of $6.6 million, compared to net cash provided by financing activities of $3.4 million for the year ended December 31, 2015, an increase of $4.3 million, compared to net cash used in financing activities of $0.9 million for the year ended December 31, 2014.

Net cash used in financing activities for the year ended December 31, 2016, consisted of $3.4 million of withholding taxes in respect of dividends distributed to our controlling shareholders, Messrs. Anatoly Hurgin and Alexander Aurovsky, in 2015 and an additional $1.0 million of withholding taxes on such distribution to the controlling shareholders paid by us to the Israel Tax Authority according the tax assessment agreement for the three years ended December 31, 2014, reached between Ability and the Israel Tax Authority on May 30, 2016, which was offset in part by $0.8 million paid to us by the controlling shareholders on account of their outstanding tax obligation in connection with the 2015 dividend distributions following the tax assessment agreement, $0.2 million due from controlling shareholders accrued on account of an arbitration proceeding and $0.6 million that was repaid to us by our controlling shareholders on account of outstanding withdrawals.

Net cash provided by financing activities for the year ended December 31, 2015, consisted of the $19 million proceeds from the Business Combination, net of transaction costs, which was partially offset by $15 million of dividends distributed to our controlling shareholders and $0.6 million in amounts withdrawn by the controlling shareholders during the period.

Net cash used in financing activities for the year ended December 31, 2014, consisted primarily of $0.8 million of dividends distributed to our controlling shareholders and $0.1 million of withholding taxes in respect of such dividend distribution.

C.	Research and Development, Patents and Licenses, etc.

For a description of our research and development activities, see “Item 4B. Information on Our Company—Business Overview—Research and Development.”

D.	Trend Information

The increasing threat of global terrorism is a key driver in our growth, and the technological focus on counter-terrorism, as well as combating ordinary criminal activity, supports our confidence in our business. Around the world, demand for the ability to locate, intercept and decipher communications and encrypted data is significant and is growing. Industry sources have stated that they believe that the global lawful interception market increased from approximately $5.8 billion in 2015 to approximately $6.6 billion in 2016 and is growing, and we believe that interception of communications is one of the most important tasks within intelligence and surveillance.

Over the last few years, cellular interception systems have become more complex and expensive as a result of increased usage of new communication channels and technological developments in the cellular communications industry, such as an increased number of cellular networks, mobile operators and frequencies. We believe that these developments had an adverse impact on sales of our legacy tactical cellular interception solutions in 2016, which significantly declined in such period.

The ULIN, a strategic cellular interception system that we introduced in November 2015, has strategic capabilities allowing for the interception of all generations of cellular communication. We expected that ULIN would be a major growth driver of our sales and revenues and continue to believe that our revenues for 2017 will be weighted towards ULIN sales; however, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, we had only completed one ULIN sale as of December 31, 2016. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. Furthermore, ULIN sales cycles have taken longer than expected to complete. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government.

Our non-operational expenses increased significantly in 2016, primarily due to legal and professional expenses incurred in connection with the internal investigation conducted by the audit committee and pending legal proceedings. We expect non-operational expenses to remain elevated and may increase further in 2017, primarily due to legal expenses related to the pending SEC investigation and pending legal proceedings.

E.	Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016:

	Payments due by period (U.S. dollars in thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5-Years
Obligations with respect to minimum purchases [1]	2,625	1,500	1,125	—	—
Lease Obligations [2]	139	135	4	—	—
Total	2,764	1,635	1,129	—	—

[1]	Relates to minimum commitments under an agreement with a third party supplier entered into on October 20, 2015. For additional information, see “Item 4B. Information on the Company—Business Overview—Manufacturing and Suppliers.”

[2]	Relates to obligations under lease agreements for our headquarters and laboratory. For additional information, see “Item 4D. Information on the Company—Property, Plants and Equipment.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

On April 9, 2017, we received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all our former independent directors, tendering his resignation as a member of our board of directors and committees thereof, effective immediately. At the time of their resignations, Mr. Dick was Chairman of our board of directors and a member of the audit and compensation committees; Mr. Halevy was a member of the nominating committee; Mr. Malka was a member of the compensation committee; Mr. Moshe was Chairman of the audit committee and Chairman of the nominating committee; and Mr. Singer was Chairman of the compensation committee and a member of the audit and nominating committees. Each of Messrs. Dick, Malka, Moshe and Singer stated in his respective resignation letter that his resignation was due to his approach to risk assessment and management of our affairs not being aligned with that of our founding directors and controlling shareholders, which made him unable to contribute to us in a productive way. Each noted that, in view of the various challenges that we are currently facing, a shared vision and broad cooperation among our controlling shareholders and directors is required and that in view of the foregoing, and especially as he served as a director for only a few months, he does not believe it would be appropriate to continue to serve as a director. Mr. Halevy did not state any reason for his resignation in his resignation letter. Following the resignation of the former independent directors, on May 15, 2017 we appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017.

The following table sets forth certain information relating to our executive officers and directors as of the date of this Annual Report or as of the date stated below.

Name	Age	Position
Anatoly Hurgin	58	Chief Executive Officer and Director
Alexander Aurovsky	64	Chief Technology Officer and Director
Avi Levin	42	Chief Financial Officer
Levi Ilsar(1)(2)	71	Director
Brigadier General (Ret.) Eli Polak(1)(2)	51	Director
Nimrod Schwartz(1)(2)	57	Director

(1)	Appointment to be become effective as of May 17, 2017

(2)	As of May 17, 2017, shall become a member of our Audit Committee, Compensation Committee and Nominating Committee

Executive Officers and Directors

Anatoly Hurgin has served as our Chief Executive Officer and a director since the closing of the Business Combination, and has served as the Chief Executive Officer and a director of Ability since 1994. Mr. Hurgin served as the Chairman of our board of directors from the closing of the Business Combination until December 2016. Mr. Hurgin has served as a director of ASM since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

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

Avi Levin has served as our Chief Financial Officer since November 2015. Mr. Levin has served as a director of ASM since March 2016. Previously, Mr. Levin served as an investment banker at Credit Suisse Securities, a multinational financial services institution. Prior to that, Mr. Levin served in corporate finance positions at Broadridge Financial Solutions, Inc. a software company that provides services to banks and other financial institutions, and at Overseas Shipholding Group, Inc., a global company engaged in ocean transportation of oil, natural gas. Mr. Levin started his career at the international accounting firm, PricewaterhouseCoopers, where he worked at the Tel Aviv, Israel and San Jose, California offices. Mr. Levin is a CPA in the United States and Israel. Mr. Levin has an undergraduate degree in Economics and Accounting from Ben-Gurion University of the Negev in Israel, and an MBA degree from New York University Stern School of Business.

Levi Ilsar was appointed as a director on May 15, 2017 with such appointment becoming effective as of May 17, 2017. Upon his appointment becoming effective, Mr. Ilsar will serve as the Chairman of both our audit and compensation committees and will be a member of our nominating committee. From 1979 to 2007, Mr. Ilsar served as Chief Financial Officer of U. Dori Engineering Works Co Ltd., a company listed on the Tel Aviv Stock Exchange. Mr. Ilsar serves as a director on the board of directors of U. Dori Engineering Works Co Ltd. and certain of its subsidiaries. Since 2007, Mr. Ilsar provides financial and business consulting services to a number of companies. Mr. Ilsar holds a B.Sc in Economics and Management and a Master of Science Program in Economics, both from the Technion, Israel institute of Technology, as well as a Bachelors of Arts Program in Art History from the Tel Aviv University in Israel.

Brigadier General (Ret.) Eli Polak was appointed as a director on May 15, 2017 with such appointment becoming effective as of May 17, 2017. Upon his appointment becoming effective, Mr. Polak will serve as the Chairman of our nominating committee and will be a member of both our audit and compensation committees. From 1984 to 2013, Mr. Polak served in the Israeli Defense Forces, until retiring with the rank of a Brigadier General. In his recent position in the army, Mr. Polak served as Chief Combat Collection Officer and prior to that he served as Geospatial Intelligence Agency (IGA) Commander. Since 2013, Mr. Polak founded and managed E.SOOF, Ltd., a startup company specializing in solving the distraction problem resulting from texting while driving. Since 2013, Mr. Polak has founded and managed a company engaged in conducting Homeland Security projects, specializing in field intelligence, visual intelligence (IMINT), Geospatial Intel, ISR, intelligence analysis and utilization. Mr. Polak holds an MA in political science, specializing in national security at the University of Haifa and the Israel National Defense College (INDC), and a B.A in HR Management from Ben Gurion University (Graduated with Honors).

Nimrod Schwartz was appointed as a director on May 15, 2017 with such appointment becoming effective as of May 17, 2017. Upon his appointment becoming effective, Mr. Schwartz will serve as a member of our audit, compensation and nominating committees. Since 2014, Mr. Schwartz has served as President and Chief Business Officer of Nuviad, Ltd., a company that offers a data-driven and location-aware personalized advertising product. From 2010 to 2013, Mr. Schwartz served as Senior Vice President of AGT International, a company engaged in large scale home land security projects worldwide. From 2008 to 2010, Mr. Schwartz was a partner in StageOne Venture, an Israeli-based venture capital fund which operates in Israel, the United States and Europe. From 1997 to 2008, Mr. Schwartz was a partner in Cedar Fund, an Israeli-based venture capital fund. From 1994 to 1998, Mr. Schwartz co-founded and was Vice President of 013 NewVision, which was Israel’s largest internet service provider and became a leading communication services group in Israel.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation of Executive Officers

The aggregate compensation incurred or accrued by us in relation to our executive officers, for the year ended December 31, 2016, was approximately $1.15 million. This amount includes approximately $204,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers.

This amount above also includes NIS 135,000 (approximately $35,100) accrued on account of Mr. Levin’s annual bonus for the year ended December 31, 2016. Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, are not entitled to an annual bonus for the year ended December 31, 2016.

We will pay each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone and for written consents. In addition, we will pay the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We will pay the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We will pay such fees on a quarterly basis. In addition, we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

We do not have any written agreements with our current or incoming directors providing for benefits upon the termination of such director’s relationship with us.

To our knowledge, there are no agreements and arrangements between our current or incoming directors and any third party relating to compensation or other payment in connection with their candidacy or service on our board of directors.

Employment Agreements with Executive Officers

On September 6, 2015, simultaneously with the execution of the Merger Agreement, Ability entered into an employment agreement with each of (i) Anatoly Hurgin for Mr. Hurgin to serve as its Chief Executive Officer, and (ii) Alexander Aurovsky for Mr. Aurovsky to serve as its Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to the employment agreements, the executives’ gross salary is NIS 120,000 (approximately $31,200) per month; however, each of the executives agreed to a temporary 50% reduction in their salaries, effective as of May 2017. Each executive is also entitled to receive the following benefits:

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

Each employment agreement provides that the executive shall be entitled to receive an annual performance bonus of up to NIS 360,000 (approximately $93,600) based on annual performance goals agreed upon by Ability and the executive. Each employment agreement may be terminated by Ability or the executive upon 120 days’ prior written notice, in which case the executive shall be entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, Ability, by resolution of its board of directors, may terminate the employment agreements at any time by written notice for cause (as defined in the employment agreements).

In November 2015, Ability retained Avi Levin to serve as its Chief Financial Officer. Under the employment agreement entered into with Mr. Levin in December 2015, effective as of November 8, 2015, Ability agreed to pay Mr. Levin a gross salary of NIS 45,000 (approximately $11,700) per month. In addition, Mr. Levin will be eligible to receive an annual performance-based bonus of up to NIS 135,000 (approximately $35,100). Mr. Levin is also entitled to the following benefits:

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

Board Practices

Board of Directors

Following the resignation of our former independent directors on April 9, 2017, our board of directors has been comprised of two directors. See “Item 6A – Directors and Senior Management”. On May 15, 2017, we appointed additional three directors to serve on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. All the directors shall serve until our next annual general meeting.

Under Cayman Islands law, directors owe the following fiduciary duties:

(i) a duty to act in good faith in what the director believes to be in the best interests of the company as a whole;

(ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii) directors should not improperly fetter the exercise of future discretion; and

(v) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests;

In addition to the above, directors also owe a duty of care, diligence and skill which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has.

As described above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Audit Committee

Following the resignation of our former independent directors on April 9, 2017, we have not had an audit committee. See “Item 6A – Directors and Senior Management”. On May 15, 2017, we appointed additional three directors to serve on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. Following such date, our audit committee will consist of Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz. Levi Ilsar will serve as the Chairman of our audit committee. Under SEC rules and the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, within the meaning of SEC rules and the NASDAQ Listing Rules, each of whom must be able to read and understand fundamental financial statements, including the company’s balance sheet, income statement and cash flow statement (and one of whom has had past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication) and none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years. All members who have been appointed to our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that Mr. Levi Ilsar is an “audit committee financial expert,” as defined by SEC rules and has the requisite financial sophistication required by the NASDAQ Listing Rules.

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

Compensation Committee

Following the resignation of our former independent directors on April 9, 2017, we have not had a compensation committee. See “Item 6A – Directors and Senior Management”. On May 15, 2017, we appointed additional three directors to serve on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. Following such date, our compensation committee will consist of Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz. Levi Ilsar will serve as the Chairman of our compensation committee. Under the NASDAQ Listing Rules, we are required to maintain a compensation committee consisting of at least two directors, each of whom is an independent director within the meaning of the NASDAQ Listing Rules. Our board of directors has affirmatively determined that each member of our compensation committee qualifies as an “independent director” under the NASDAQ Listing Rules. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including the authority to make and modify awards under such plans. Our board of directors has adopted a compensation committee charter setting forth the specific responsibilities of the compensation committee, consistent with the requirements of the NASDAQ Listing Rules.

Nominating Committee

Following the resignation of our former independent directors on April 9, 2017, we have not had a nominating committee. See “Item 6A – Directors and Senior Management”. On May 15, 2017, we appointed additional three directors to serve on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. Following such date, our nominating committee will consist of Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz. Eli Polak will serve as the Chairman of our nominating committee. Under the NASDAQ Listing Rules, director nominees must be either selected, or recommended for selection by the board of directors, by a nomination committee comprised solely of independent directors within the meaning of the NASDAQ Listing Rules. Our board of directors has affirmatively determined that each member of our nominating committee qualifies as an “independent director” under the NASDAQ Listing Rules. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. Our board of directors has adopted a nominating committee charter setting forth the specific responsibilities of the compensation committee and addressing the nominating process, consistent with the requirements of the NASDAQ Listing Rules.

The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

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

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by shareholders and other persons.

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

Under our amended and restated memorandum and articles of association, our directors, on behalf of our company, may purchase and maintain insurance for the benefit of any director or other officer of our company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to our company. We have procured a directors’ and officers’ liability & company reimbursement insurance policy for officers and directors of our company and our wholly-owned subsidiaries, with an aggregate limit of liability for all losses of $ 20 million.

C.	Employees

As of December 31, 2016, we employed 20 individuals on a full-time basis and 3 individuals on a part-time basis, comprised of administrators and marketing and technical personnel, all of whom were located in Israel. In addition to our employees, we utilize the services of a number of independent contractors worldwide for sales and marketing.

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

Under Israeli law, Israeli employees are required to make, and employers are required to pay and withhold, certain payments to the National Insurance Institute (similar, to some extent, to the United States Social Security Administration), on account of social security and health tax payments. In addition, Ability is required to maintain employee benefit plans for the benefit of its employees. Each month, both Ability and its employees contribute sums to the employee benefit plans. The employee benefit plans provide a combination of savings plan (for pension), insurance and severance pay to the Israeli employees. Some of the sums Ability contributes monthly to the employee benefit plans are used to satisfy severance pay to which the employees may be entitled under Israeli law. Since the end of 2015, Ability’s agreements with its employees are in accordance with Section 14 of Israel’s Severance Pay Law, according to which its monthly contributions for severance pay for its employees are in lieu of its severance liability. Ability has set aside additional reserves for severance pay of $245,000, $270,000 and $99,000 as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively, for potential future obligations to make severance payments to Ability’s employees with respect to periods prior to the application of Section 14 of Israel’s Severance Pay Law.

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

Performance-Based Awards and Performance Goals. Certain Awards made under the Plan may be granted so that they qualify as “performance-based compensation” (as this term is used in Code Section 162(m) and the regulations thereunder) and are exempt from the deduction limitation imposed by Code Section 162(m) (these Awards are referred to as “Performance-Based Awards”). Under Code Section 162(m), our tax deduction may be limited to the extent total compensation paid to the Chief Executive Officer, or any of the four most highly compensated executive officers (other than the Chief Executive Officer) exceeds $1,000,000 in any one tax year. Among other criteria, Awards only qualify as performance-based awards if at the time of grant the Committee is administrating the Plan and the Committee is comprised solely of two or more “outside directors” (as this term is used in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) and the regulations thereunder). The board of directors or the Committee may use certain performance measures set forth in the Plan (either individually or in any combination) to set performance targets with respect to Awards intended to qualify as performance-based Awards.

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

Effect of a Change of Control. Upon a “Change of Control” (as defined in the Plan), unless a majority of the board of directors determines otherwise prior to such Change of Control, generally, all outstanding options which have been outstanding for at least one year shall become exercisable in full, and shall remain exercisable in full until it expires pursuant to its terms and all restrictions and deferral limitations contained in any restricted stock Award, deferred stock Award and other stock-based Award granted under the Plan shall lapse. All restrictions and deferral limitations with respect to a 409A deferred stock Award or with respect to a participant’s deferred restricted stock account shall not lapse unless the “Change of Control” qualifies as a “409A Change” (as defined in the Plan).

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this Annual Report or as of the date stated below by (i) each of our executive officers and directors individually; (ii) all of our executive officers and directors as a group; (iii) each other person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(1)
Directors and Executive Officers
Anatoly Hurgin	8,324,992	(2)	32.32%
Alexander Aurovsky	8,324,993	(3)	32.32%
Avi Levin	3,138		*
Levi Ilsar**	—		—
Brigadier General (Ret.) Eli Polak**	—		—
Nimrod Schwartz**	—		—
All directors and executive officers as a group (6 individuals)	16,653,122		64.65%

*	Less than 1%.
**	Appointment to be become effective as of May 17, 2017

(1)	The percentage of beneficial ownership of our ordinary shares is based on 25,756,142 ordinary shares outstanding as of April 30, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.

(2)	Does not include ordinary shares which may become issuable to Anatoly Hurgin pursuant to the earn-out under the Merger Agreement.

(3)	Does not include ordinary shares which may become issuable to Alexander Aurovsky pursuant to the earn-out under the Merger Agreement.

From our incorporation on September 1, 2015 and until December 23, 2015, we were a wholly-owned subsidiary of Cambridge. On December 23, 2015, as part of completion of the Business Combination, we merged with Cambridge, and acquired Ability by way of a share exchange. Effective as of the closing of the Business Combination, Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, each received 8,106,634 ordinary shares, corresponding to 31.5% of our issued and outstanding shares. Between June 2016 and October 2016, Mr. Hurgin and Mr. Aurovsky repurchased an aggregate 218,358 ordinary shares and 218,359, ordinary shares, respectively, increasing each of their holdings to 32.32% of our issued and outstanding shares as of such date. To our knowledge, there have been no other significant changes in the percentage ownership held by any of our major shareholders since our incorporation.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of May 8, 2017, we had 14 shareholders of record who are registered with an address in the United States, holding approximately 35.19% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since 8,237,149 ordinary shares or 31.98% of our outstanding ordinary shares are held of record by one U.S. nominee company, CEDE & Co.

None of our shareholders has different voting rights from other shareholders. To our knowledge, our company is jointly controlled by Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, who held a total of 16,649,985 ordinary shares, corresponding to 64.64% of our issued and outstanding shares giving a right to vote as of April 30, 2017. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

On March 22, 2016, we entered into an employment agreement with Daniel Hurgin, the son of Mr. Hurgin, pursuant to which Daniel Hurgin was employed by us until June 20, 2016 in a pre-sale and post-sales support position, for a monthly gross salary of NIS 10,000 (approximately $2,600) and social benefits.

Prior to the completion of the Business Combination on December 23, 2015, Ability was a privately held company owned by Mr. Hurgin and Mr. Aurovsky. During the period from 2012 to 2015, each of Mr. Hurgin and Mr. Aurovsky withdrew funds from Ability on a monthly basis and certain other times, in addition to their respective salaries. From 2012 to 2014, the monthly withdrawal amounts totaled approximately NIS 20,000 and in 2015 totaled approximately NIS 25,000. No interest accrued on the outstanding balances. Since completion of the Business Combination on December 23, 2015, no such additional amounts have been withdrawn by our executives. The withdrawn amounts were recorded in Ability’s accounts and subsequently recognized in the financial statements as “Due from Controlling Shareholders.” As of December 31, 2015, a total of NIS 2,239,162 was outstanding, of which approximately $251,000 was owed by Mr. Hurgin and approximately $323,000 was owed by Mr. Aurovsky. Such amounts remained outstanding at the time that the Business Combination was completed. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits SEC reporting companies from extending or maintaining personal loans to their directors or executive officers. On February 25, 2016, our audit committee determined that the outstanding withdrawals could potentially be deemed a violation of Section 402. As a result, we immediately sought repayment of the outstanding balance of the withdrawals in full. The outstanding balance was repaid in full that day.

On March 30, 2017, and as clarified on April 13, 2017, a legal expert determined that a settlement amount of NIS 9,527,000, including VAT, shall be allocated as follows: 70% of the settlement amount and the VAT shall be paid by us and the remaining 30% of the settlement amount shall be paid by Messrs. Hurgin and Aurovsky. On April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to us NIS 376,410 (approximately $98,000), or a total of NIS 752,820 (approximately 196,000) in compliance with the arbitral award. For additional information, see “-Legal Proceedings.”

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

Legal Proceedings

On October 15, 2015, Ability was added to a derivative complaint, originally filed by a stockholder of Cambridge, against Cambridge, the members of the Cambridge board of directors and others. The complaint generally alleges, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with Ability and that Ability was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties. The action seeks injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, Ability filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the court lacks personal jurisdiction over Ability; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination and the claims against Ability are insufficiently pleaded. On September 15, 2016, the court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss. The court has scheduled a hearing for argument on the motion to dismiss for June 14, 2017. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

On October 27, 2015, Ability received a notice alleging that its GSM interception and decryption systems apparently fall within the claims of an Israeli patent owned by the claimants. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by Ability and/or any entity on its behalf. On November 12, 2015, a lawsuit alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Lod District Court in Israel by a company and an individual against Ability and our controlling shareholders. The amount sought in the lawsuit for registration fee purposes is NIS 5 million (approximately $1.3 million), however the plaintiffs did not specify the amount of the compensation demanded. Furthermore, the plaintiffs demanded that Ability and/or its controlling shareholders immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. We filed a statement of defense on April 5, 2016 and a preliminary hearing was held on April 13, 2016. On May 23, 2016, the plaintiffs filed a petition to join us, Ability Limited, a company wholly-owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim (this petition is still pending). The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon Ability’s application and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. We believe that the allegations in the notice and the lawsuit are without merit and we intend to vigorously defend against them. Given that the proceeding is in the preliminary stage and is currently suspended, the timing or outcome of this matter cannot be predicted at this time.

On May 25, 2016, a purported class action lawsuit was filed against us, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of our ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of our public statements were false, and that we materially overstated our income and failed to disclose that we had material weaknesses in our internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against us, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of our ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that our financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of our operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the Court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added Benjamin Gordon and BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Gordon, a claim pursuant to Section 11 of the Securities Act against us, BDO Ziv Haft and Messrs. Hurgin and Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Gordon on behalf of a putative class of all purchasers of our ordinary shares between September 8, 2015 and April 29, 2016. The amended complaint does not specify the amount of damages sought. The complaint broadly alleges that certain of our public statements were false, that we had material weaknesses in our internal controls, that our financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of our operations, and that our registration statement contained material misstatements and omissions. Pursuant to a schedule approved by the Court, co-lead plaintiffs must file a second amended consolidated complaint no later than 30 days after the date on which this Form 20-F is filed. We intend to defend the action. The matter is in its preliminary stages. Thus, the timing or outcome of this matter cannot be predicted at this time.

On May 4, 2016, we were served with a lawsuit and a motion for the certification of the lawsuit as class action in the Tel Aviv District Court in Israel, filed, against us, Anatoly Hurgin, Alexander Aurovsky, and our former directors, Benjamin Gordon and Mitchell Gordon, that had been filed on May 3, 2016. The claim alleges, (among other things) that we misled the public in our public filings with regard to our financial condition and included misleading information (or omitted to include relevant information) in our financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards our company and its public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $36.0), and estimates that our shareholders suffered damages of approximately NIS 23.3 million (approximately $6.05 million). On September 15, 2016, we filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relates (among other things) to the stated causes of action and based on similar claims. On September 16, 2016, the Court accepted the motion to stay proceedings. The parties were required to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, we filed a separate update with respect to the United States class actions, together with filing a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, asking for an extension until May 15, 2017 to file a full response, alleging that the publication of our annual financial statements, together with the findings of the internal investigation, would affect its position on our motion to stay proceedings. On March 26, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three month extension to file a full response, among other things, as we had not yet filed our annual financial statements or published the findings of the internal investigation. Given that these proceedings are in its preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

On December 13, 2016, a complaint was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against us, our former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. Mr. Gordon and BG Strategic Advisors, LLC are also alleged to have breached their fiduciary duty to the plaintiff. On January 23, 2017, the plaintiff filed an amended complaint alleging the same violations as the initial complaint. On March 2, 2017, we filed a motion to dismiss all of the claims asserted against us in the compliant. On the same day, Mr. Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On March 9, 2017, we filed a motion to stay all proposed discovery in the action pending the resolution of the motions to dismiss. These motions are all currently pending. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

In January 2015, Ability, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court (the “Court”) in October 2014 by the plaintiff against Ability and its former shareholders, claiming a right to review Ability’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (approximately $2,200,000), which was subsequently approved by our board of directors. On or about the time of the board meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process, at the conclusion of which, a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 8,142,000 (approximately $2,120,000), plus VAT. Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of our board of directors, we and Messrs. Hurgin and Aurovsky appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between us and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that we shall be required to pay 70% of the settlement amount and the VAT and the remaining 30% of the settlement amount shall be paid by Messrs. Hurgin and Aurovsky. On April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to us NIS 376,410 (approximately $98,000), or a total of NIS 752,820 (approximately $196,000) in compliance with the arbitral award.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes in the period from December 31, 2016, and until the date of the filing of this Annual Report.

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

	Ordinary Shares ($)
	High	Low
Annual:
2016	10.16	2.60
2015 (from December 24, 2015)	9.90	9.00

Quarterly:
First Quarter 2017	3.49	1.98
Fourth Quarter 2016	3.84	2.60
Third Quarter 2016	5.56	3.71
Second Quarter 2016	7.46	2.70
First Quarter 2016	10.16	6.02
Fourth Quarter 2015	9.90	9.00

Most Recent Six Months:
May 2017 (Until May 10)	0.81	0.75
April 2017	1.90	0.77
March 2017	2.67	1.98
February 2017	3.49	2.65
January 2017	3.45	2.88
December 2016	3.45	2.60
November 2016	3.56	2.70

On May 10, 2017, the last reported sale prices of our ordinary shares on the NASDAQ Capital Market was $0.75.

Tel Aviv Stock Exchange

The following table sets forth, for the periods indicated since January 12, 2016, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at the exchange rate published by the Bank of Israel on the date of the reported high or low sales price, as applicable.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual
2016 (from January 12, 2016)	38.21	10.21	9.69	2.67

Quarterly:
First Quarter 2017	13.65	7.74	3.57	2.14
Fourth Quarter 2016	13.31	10.21	3.47	2.67
Third Quarter 2016	17.10	14.47	4.54	3.83
Second Quarter 2016	16.65	10.83	4.32	2.80
First Quarter 2016 (from January 12, 2016)	38.21	23.19	9.69	6.06

Most Recent Six Months:
May 2017 (Until May 10)	2.94	2.70	0.81	0.75
April 2017	7.32	2.82	2.02	0.77
March 2017	9.67	7.74	2.66	2.14
February 2017	12.98	9.71	3.46	2.64
January 2017	13.65	10.83	3.57	2.81
December 2016	13.31	10.21	3.47	2.67
November 2016	13.62	11.36	3.55	2.98

On May 10, 2017 the last reported sale price of our ordinary shares on the TASE was NIS 2.70 per share, or $0.75 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.603 = $1.00).

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

Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association unless the transfer is restricted or prohibited by another instrument, Cayman Islands law or the rules of a stock exchange on which the shares are traded by an instrument of transfer-in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of shares without assigning any reason therefor. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal.

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

If a call or installment of a call remains unpaid after it has become due and payable, the directors may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Appointment of Directors

Our ordinary shares do not have cumulative voting rights for the appointed of directors. Rather, under our amended and restated articles of association, our directors are appointed by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to appoint any or all of our directors whose positions are being filled at that meeting. In addition, under our amended and restated articles of association, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office.

A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested (provided that such director has provided prior notice). The directors may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors, which has currently delegated such authority to the compensation committee with respect to directors who are not independent directors. There is no age limit requirement for directors.

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

No business shall be transacted at any general meeting unless a quorum is present. Two shareholders being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy, shall be a quorum unless we have only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholder’s requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Under the amended and restated memorandum and articles of association, we may, but are not obliged to (unless required by the Companies Law), in each year hold a general meeting as our annual general meeting. However, we intend to hold shareholders’ meetings annually and shareholders’ meetings may be convened by the board of directors on its own initiative. Subject to the amended and restated memorandum and articles of association, advance notice of at least five clear days is required for the convening of shareholders’ meetings. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast, while a special resolution requires the affirmative vote of at least two-thirds of the votes cast attaching to the ordinary shares. Holders of ordinary shares have the power, among other things, to appoint directors, appoint auditors and make changes in the amount of our authorized share capital.

Material issues that require a special resolution of the shareholders under the Companies Law include resolutions to alter the amended and restated memorandum of association with respect to any objects, powers or other matters specified therein, any alteration of the amended and restated articles of association, any reduction of capital, any change of name, the appointment of an inspector for examining the affairs of the company, requiring the company to be wound up by a court, any voluntary winding up, delegating to creditors the power of appointing liquidators, making binding arrangements between the company and its creditors, and sanctioning the transfer of the business or property of the company being wound up to another company whether established in the Cayman Islands or in any other jurisdiction.

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

Mergers and Similar Arrangements. The Companies Law provides that a merger or consolidation may occur between any of the following: (a) one or more companies incorporated in the Cayman Islands under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands; or (b) two or more companies incorporated in the Cayman Islands under the Companies Law. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. Such a merger or consolidation does not need court approval for a company limited by shares (but not segregated portfolio companies).

A merger or consolidation will involve, amongst other things, the directors of each constituent company participating in a merger or consolidation approving a written plan of merger or consolidation on behalf of that company which complies with the requirements of the Companies Law. The written plan of merger or consolidation approved by the directors must generally be authorized by resolution of the shareholders of each constituent company participating in the merger or consolidation, subject to and in accordance with the Companies Law. The consent of each holder of a fixed or floating security interest of a constituent company participating in a proposed merger or consolidation should also be obtained, although the courts of the Cayman Islands have a discretion to waive such requirement upon such terms as to the security to be issued by the consolidated or surviving company as the court considers reasonable.

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

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

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

The amount of a distribution will equal the U.S. dollar value of any foreign currency received, calculated by reference  to the exchange rate in effect on the date that distribution is received, whether or not a U.S. holder in fact converts any such foreign currency received into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss with respect to the distribution. A U.S. holder may have foreign currency gain or loss if the foreign currency is converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of foreign currency into U.S. dollars generally will be treated as ordinary income or loss, as the case may be, and generally will be treated as U.S. source.

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

Based on the financial information currently available to us and the nature of our business, we do not believe that we were a PFIC for the taxable year ending December 31, 2016. However, this determination could be subject to challenge by the IRS. If, contrary to our expectations, we were to be classified as a PFIC for 2016, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) encourages foreign financial institutions to report information about their U.S. account holders (including holders of certain equity interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA and certain account holders that do not provide sufficient information under the requirements of FATCA are subject to a 30% U.S. withholding tax on certain payments they receive, including foreign passthru payments (which may include payments made by us with respect to our ordinary shares). The term “foreign passthru payment” is not currently defined in U.S. Treasury Regulations, and therefore, the future application of FATCA withholding tax on foreign pass-thru payments to holders of ordinary shares is uncertain. If a holder of ordinary shares is subject to withholding, there will be no additional amounts payable by way of compensation to the holder of such securities for the deducted amount. Holders of ordinary shares should consult their own tax advisors regarding this legislation in light of such holder’s particular situation.

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

The standard corporate tax rate for Israeli companies was 26.5% for 2015 and was reduced to 25% for 2016, 24% for 2017 and 23% for 2018 and thereafter.

Prior to 2015, Ability was granted an “Approved Enterprise” status under the Investment Law for the ten years ended December 31, 2014. Ability received a deferral of corporate income tax on non-distributed income generated by the Approved Enterprise (“Approved Income”). Distributed Approved Income is subject to 25% corporate income tax at the Ability level.

Beginning January 1, 2015, Ability elected to participate in the “Preferred Enterprise” program under the amendment to the Investment Law. Due to Ability’s “Preferred Enterprise” status, Ability expects to benefit from a reduced tax rate of 14.6% in 2015 and 2016 (based on a blended tax rate) and a reduced tax rate, not yet determined (but up to 16%), in 2017 and thereafter with respect to taxable income generated by the Preferred Enterprise (“Preferred Income”) regardless of whether such Preferred Income is distributed, and all other taxable income will be subject to the standard corporate tax rate. If Ability does not meet the requirements for a Preferred Enterprise, it will be subject to tax at the ordinary corporate income tax rate, which is 25% in 2016 and may be required to pay incremental taxes over the reduced tax rates under the Preferred Enterprise as discussed above, plus indexation, and interest thereon, and possibly penalties thereon.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. We conduct business primarily in U.S. dollars and to a lesser extent, in NIS and Euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. For example, salaries and related expenses for Israeli employees and payables to Israeli suppliers are paid in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses and payables that are payable in NIS, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked NIS expenses. On the other hand, we also own assets that are denominated in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our assets. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our NIS denominated assets. For the years ended December 31, 2016, 2015 and 2014, loss (gain) from currency fluctuations was $(163,000), $64,000 and ($274,000), respectively. We expect that an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in U.S. dollar terms by approximately $0.1 million in 2017 and vice versa. For additional information see “Item 3D Key Information - Risk Factors – Risks Related to our Company - Our international operations subject us to currency exchange risk.”

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

After consummation of the Business Combination, the funds in the trust account were released to Ability. These funds were used as follows: (i) approximately $21.6 million to pay the holders of public shares who exercised their conversion rights, (ii) approximately $2.0 million was used to pay Ability’s transaction expenses in connection with the Business Combination, (iii) $18.1 million to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, (iv) $11.9 million reserved for the put agreement with Messrs. Hurgin and Aurovsky (v) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, and (vi) $0.9 million to purchase 16% of the shares in ASM from Eyal Tzur. The balance of approximately $19.0 million was released to Ability.

None of these payments, except for the cash portion of the merger consideration payable to Anatoly Hurgin, our Chief Executive Officer and a director, and Alexander Aurovsky, our Chief Technology Officer and a director, were direct or indirect payments to our directors or officers (or their associates), to persons owning 10% or more of any class of our equity securities, or to our affiliates.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (as the principal executive and principal financial officer, respectively) concluded that, primarily due to the material weakness in our internal control over financial reporting, primarily as a result of the lack of the following: (i) comprehensive entity level controls, including due to the resignation of our former independent directors, as a result of which we did not have an audit committee, (ii) an accounting and operational information system that can produce information that is accurate, complete, accessible and protected, and (iii) effective controls over our cut-off procedures relating to expenses and revenue recognition, our disclosure controls and procedures were not effective as of December 31, 2016.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting is ineffective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm. This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because as long as we qualify as an “emerging growth company” under the JOBS Act, we are exempt from such requirement pursuant to the JOBS Act.

(d) Changes in Internal Control over Financial Reporting. Based on the evaluation conducted by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that the below-described changes have occurred with respect to our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the year ended December 31, 2016, which have materially affected, and are reasonably likely to materially affect, our internal control over financial reporting.

As reported in our annual report on Form 20-F for the year ended December 2015, a material weakness was previously identified in our internal control over financial reporting with respect to cut-off procedures relating to expenses, as certain amounts due to two third parties had not been timely expensed, and revenue recognition in multiple element sale transactions had not been properly allocated and timely deferred, which resulted in a restatement of the consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively. Further, it was discovered that certain amounts were outstanding as of December 31, 2015 that could have been deemed to violate Section 402 of the Sarbanes-Oxley Act of 2002, which have been since repaid and are no longer outstanding. Since identifying these material weaknesses, our management engaged in the implementation of remediation efforts to address them. In connection therewith, we have (i) implemented and begun using, commencing January 1, 2017, an enterprise resources planning system that supports our operational and accounting processes, (ii) completed, with the assistance of an external consultant, a review over the processes which we deem significant to the financial reporting, (iii) documented the processes’ flow charts and the risk and controls matrices, and (iv) during August 2016, recruited an assistant controller in order to gain a better segregation of duties and procedures within the finance department and to support the increasing responsibilities of such department.

In addition, as a result of the resignation of our independent directors on April 9, 2017, since that date and through the date of this Annual Report, our board of directors has not been comprised of a majority of independent directors nor have we had an audit committee, compensation committee or nominating committee.

Remediation of Material Weaknesses. Since we identified the material weaknesses in our internal control over financial reporting, our management engaged in the implementation of remediation efforts to address them. We intend to address our internal control over financial reporting issues in order to address and remedy the material weaknesses identified in our internal control over financial reporting. In addition, we have recently engaged an external consultant to serve as our internal auditor, which will examine our compliance with applicable laws and orderly business procedures. Our audit committee will oversee the activities and assess the performance of the internal auditor. Furthermore, on January 1, 2017 we commenced the implementation of an enterprise resources planning system. We believe that these and other steps could remediate the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and make changes that our management deems appropriate. On May 15, 2017, we appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017.

Our management believes that despite our material weakness set forth above, our consolidated financial statements for the year ended December 31, 2016 are presented fairly, in all material respects, in accordance with US GAAP.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that subject to Levi Ilsar’s appointment to our board of directors becoming effective as of May 17, 2017, he will be an “independent” director for purposes of serving on an audit committee under the Exchange Act and NASDAQ listing requirements and will qualify as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.

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

Requests for copies of our Code of Ethics should be sent in writing to Ability Inc., Yad Harutzim 14, Tel Aviv, Israel, 6770007.

Item 16C. Principal Accountant Fees and Services

For the years ended December 31, 2016 and 2015, we were billed the following aggregate fees for the professional services rendered by Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm:

(U.S. dollars; in thousands)	Year Ended December 31,
	2016	2015
Audit Fees(1)	218	150
Audit-Related Fees(2)	22	15
Total	240	165

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and services provided in connection with our quarterly financial results.

(2)	Audit-related fees for 2016 are for services rendered by our auditors in connection with (among other things) the internal investigation conducted by the audit committee. Audit-related fees for 2015 are for services rendered by our auditors in connection with the review of the joint proxy statement/prospectus for the Business Combination.

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

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under “Item 18. Financial Statements.”

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-36, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm	F-3

Consolidated Financial Statements as of December 31, 2016:
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Comprehensive Income (Loss)	F-6
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to the Consolidated Financial Statements	F-10 - F-36

Item 19. Exhibits

No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Ability Inc. (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
2.1	Specimen Ordinary Share Certificate of Ability Inc. (formerly Cambridge Holdco Corp.), (incorporated by reference to Exhibit 4.4 to Amendment 2 of the Registration Statement on Form S-4/A filed on November 17, 2015).
4.1	Agreement and Plan of Reorganization, dated as of September 6, 2015, by and among Cambridge Capital Acquisition Corporation, Cambridge Holdco Corp., Ability Computer & Software Industries Ltd., and the shareholders of Ability Computer & Software Industries Ltd. (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.2	Form of Indemnity Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Computer & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.3	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of Messrs. Hurgin and Aurovsky (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.4	Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and The Gordon Family 2007 Trust (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.5	Employment Agreement between Ability Computer & Software Industries Ltd. and Anatoly Hurgin, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.6	Employment Agreement between Ability Computer & Software Industries Ltd. and Alexander Aurovsky, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.7	Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.8	JV Purchase Escrow Agreement, dated as of December 23, 2015 by and among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), Ability Security Systems Ltd., Eyal Tzur, the former shareholders of Ability Computer & Software Industries Ltd. and Continental Stock Transfer & Trust Company, as Escrow Agent. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).

4.9	Rental Contract, effective December 1, 2013, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer and Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.10	Rental Contract, effective May 1, 2015, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer and Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.11	2015 Long-Term Equity Incentive Plan (incorporated by reference to Annex C of the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.12	Israeli Sub-Plan to the 2015 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
4.13	Reseller Agreement, effective October 20, 2015, between a third-party and Ability Computer and Software Industries Ltd. relating to the resale of certain telecommunication products and services (Portions of the agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act and have been filed with the SEC separately) (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
8.1	List of Subsidiaries.
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ABILITY INC.

Date: May 16, 2017	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Ability Inc.

Consolidated Financial Statements

As of December 31, 2016

F-1

Ability Inc.

Consolidated Financial Statements

As of December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ability Inc.

We have audited the accompanying consolidated balance sheets of Ability Inc. and Subsidiaries ("the Group") as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income (loss), changes in shareholders' equity (deficit) and cash flows for the three years in the period ended December 31, 2016. The Group’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016 and 2015 and its results of operations and cash flows for the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the following notes to the financial statements:

(i)	Note 1.f. - the Group had a net loss in 2016 due to significant decrease in revenues and increase in legal and professional expenses and had an accumulated deficit as of December 31, 2016.
(ii)	Note 8.a. - the Group, its current and former directors and management are defendants in several class actions relating to certain of the Group’s public statements, fillings and financial statements.
(iii)	Note 8.e. - the Group is conducting a review to comply with applicable anti-corruption laws and evaluating certain findings related to one of its resellers.
(iv)	Note 13.a. - the Group received a subpoena from the Securities and Exchange Commission.

The above mentioned matters, along with other matters, raise a substantial doubt about the Group's ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Notes 1.f.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern and do not include any adjustments that might result from the outcomes of these uncertainties.

May 16, 2017	/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Ability Inc.

Consolidated Statements of Balance Sheets

	December 31,
	2016	2015
	(U.S. dollar in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (VIE - $764 thousand as of December 31, 2015)	11,840	25,829
Restricted deposits	1,758	325
Restricted deposit for put option	12,028	-
Accounts receivable (VIE - $593 thousand as of December 31, 2015)	3,173	3,804
Inventory	481	1,476
Accumulated costs with respect to projects in excess of progress payments	151	-
Due from Controlling Shareholders	196	574
Income tax receivable	267	-
Other current assets (VIE - $137 thousand as of December 31, 2015)	353	1,812
Total Current Assets	30,247	33,820

NON-CURRENT ASSETS:
Other assets	-	112
Restricted deposit for put option	-	11,900
Property and equipment, net	1,588	757
Total Non-Current Assets	1,588	12,769
Total Assets	31,835	46,589

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Balance Sheets

	December 31,
	2016	2015
	(U.S. dollar in thousands)

LIABILITIES & SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	270	60
Trade accounts payable, accrued expenses and other accounts payable	4,952	1,844
Put options liability	11,900	-
Income tax payable	32	6,062
Accrued expenses and accounts payable with respect to Projects (VIE - $588 thousand as of December 31, 2015)	4,734	6,967
Due to related company	-	600
Progress payments in excess of accumulated costs with respect to Projects	-	1,019
Total Current Liabilities	21,888	16,552

NON-CURRENT LIABILITIES:
Other accounts payable	-	112
Put option liability	-	11,900
Accrued severance pay	245	270
Total Non-Current Liabilities	245	12,282
Total Liabilities	22,133	28,834

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2016 and 2015	-	-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,756,142 and 25,276,142 shares issued and outstanding at December 31, 2016 and 2015, respectively	3	3
Additional paid in capital	18,560	18,560
Accumulate deficit (VIE - $906 thousand as of December 31, 2015)	(8,861)	(808)
Total Shareholders' Equity	9,702	17,755
Total Liabilities and Shareholders' Equity	31,835	46,589

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

Revenues	16,508	52,151	21,444
Cost of revenues	8,617	29,654	13,968
Gross profit	7,891	22,497	7,476
Sales and marketing expenses	5,323	3,305	3,064
General and administrative expenses	9,662	1,317	469
Operating income (loss)	(7,094)	17,875	3,943
Finance expenses (income), net	(127)	99	(269)
Income (loss) before income tax	(6,967)	17,776	4,212
Income tax expenses	1,086	3,023	1,090
Net and comprehensive income (loss)	(8,053)	14,753	3,122
Earnings (loss) per ordinary basic and diluted (U.S. dollar)	(0.33)	0.60	0.13

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

	Preferred shares		Ordinary Shares		Additional paid in	Retained earnings (accumulated
	Shares	Amount	Shares	Amount	capital	deficit)	Total
		(U.S. dollar in thousands)		(U.S. dollar in thousands)

Balance as of January 1, 2014	-	-	25,276,142	3	32	(1,432)	(1,397)
Net and comprehensive income	-	-	-	-	-	3,122	3,122

Balance as of December 31, 2014	-	-	25,276,142	3	32	1,690	1,725
Recapitalization of Cambridge accumulated deficit and issuance of ordinary shares as part of the Reverse Merger	-	-	-	-	18,528	-	18,528
Dividends	-	-	-	-	-	(17,251)	(17,251)
Net and comprehensive income	-	-	-	-	-	14,753	14,753

Balance as of December 31, 2015	-	-	25,276,142	3	18,560	(808)	17,755
Issuance of shares as part of the Reverse Merger	-	-	480,000	*	-	-	*
Net and comprehensive loss	-		-	-	-	(8,053)	(8,053)

Balance as of December 31, 2016	-	-	25,756,142	3	18,560	(8,861)	9,702

* Less than $0.5 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(8,053)	14,753	3,122
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	149	132	128
Amortization	193	—	—
Impairment of inventory	201	—	—
Impairment of property and equipment	114	—	—
Capital (gain) loss	(10)	18	7
Changes in operating assets and liabilities:
Restricted deposits	(1,433)	162	259
Accounts receivable	631	(3,756)	161
Inventory	(311)	(799)	(247)
Deferred tax	—	(423)	938
Other current assets	1,459	(1,180)	(140)
Restricted deposit for put option	(128)	—	—
Accrued payroll and other compensation related accruals	210	(291)	294
Trade accounts payable, accrued expenses and other accounts payable	3,108	1,030	(30)
Income tax payable	(2,674)	2,426	104
Accrued expenses and accounts payable with respect to Projects	(2,233)	2,618	3,407
Due to related company	(600)	600	—
Progress payments in excess of accumulated costs with respect to Projects (accumulated costs with respect to projects in excess of progress payments)	(1,170)	(5,304)	4,916
Accrued severance pay	(25)	171	(32)
Total Adjustments	(2,519)	(4,596)	9,765
Net cash provided by (used in) operating activities	(10,572)	10,157	12,887

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(182)	(353)	(277)
Proceeds from sale of property and equipment	10	158	159
Loans repaid by (granted to) related company, net	-	709	(500)

Net cash provided by (used in) investing activities	(172)	514	(618)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Reverse Merger, net of transaction costs	-	18,995	-
Dividends paid	-	(14,951)	(817)
Due from / to controlling shareholders, net	378	(595)	6
Withholding tax paid by the Company on behalf of the Controlling Shareholders' with respect to dividend distributed	(4,393)	-	(125)
Withholding tax paid by the Controlling Shareholders' to the company with respect to dividend distributed, to be paid by the company to the Israeli tax authorities	770	-	-
Net cash provided by (used in) financing activities	(3,245)	3,449	(936)
Net Change In Cash	(13,989)	14,120	11,333
CASH AT BEGINNING OF THE YEAR	25,829	11,709	376
CASH AT END OF THE YEAR	11,840	25,829	11,709

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)
Cash paid:
Interest and banks' charges	36	40	30
Income tax	3,758	568	338

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - organization and business operation:

a.	General -

Ability Inc. (“Inc”) was incorporated under the laws of the Cayman Islands on September 1, 2015, originally as Cambridge Holdco Corp., an exempted company. Inc was formed as a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation (“Cambridge”), a special purpose acquisition corporation, incorporated under the laws of Delaware on October 1, 2013. Cambridge closed its initial public offering and a simultaneous private placement on December 23, 2013. On December 23, 2015, upon a merger of Cambridge into Inc, with Inc surviving the merger and becoming the public entity, Inc consummated a business combination whereby it acquired Ability Computer & Software Industries, Ltd., an Israeli company (the “Company”), by way of a share exchange (the “Reverse Merger”), following which the Company became Inc’s wholly-owned subsidiary. Upon the closing of the Reverse Merger, Inc’s ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbols “ABIL” and “ABILW”, respectively. Inc’s warrants were delisted on April 18, 2016 and since such date have traded on the “Pink Sheets” under the symbol “ABIWF”. On January 12, 2016 its ordinary shares were listed for trading on the Tel Aviv Stock Exchange. Inc, the Company and Ability Security Systems Ltd. (“ASM”) are jointly defined as the “Group”.

b.	The Reverse Merger -

1.	The Company’s shareholders prior to the closing of the Reverse Merger, Anatoly Hurgin and Alexander Aurovsky, (the “Controlling Shareholders”) received in the Reverse Merger: 16,213,268 ordinary shares of Inc (reflecting approximately 63% of Inc’s issued and outstanding ordinary shares immediately following the Reverse Merger); $18.1 million in cash and an additional number of ordinary shares of Inc to be issued upon and subject to the Company achieving certain net income targets following the share exchange, as described below (the “Net Income Shares”), as consideration for their shares of the Company. Furthermore, of the ordinary shares received, each of the Controlling Shareholders have the right, on one occasion during the 60 day period following the second anniversary of the closing of the Reverse Merger, to put to Inc all or part of his pro rata portion of 1,173,267 ordinary shares that he received in the share exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $10.10 per share plus (2) his pro rata portion of interest, if any, on $11.9 million deposited into an escrow account by Inc to fund the payment of the purchase price for the put option if it is exercised.

2.	Migdal Underwriting and Business Initiatives Ltd. (“Migdal”) received in the Reverse Merger: 480,000 ordinary shares of Inc; $1.2 million in cash and up to 253,500 Net Income Shares, all in consideration for services provided by them with respect to the Reverse Merger.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

b.	The Reverse Merger (cont.)

3.	Inc acquired from the sole shareholder of ASM, Eyal Tzur, (the “ASM Former Shareholder”) 16% of the shares of ASM, a variable interest entity with the Company as its primary beneficiary, for $0.9 million in cash and a put option to sell his remaining holdings to Inc in exchange for 480,000 of Inc’s ordinary shares and up to 253,500 Net Income Shares. The put option was exercised in January 2016.

4.	The Company’s transaction costs with respect to the Reverse Merger were $6.3 million and include Migdal’s service fees ($1.2 million in cash and ordinary shares valued at $4.3 million as detailed above) and other consulting expenses (the “Transaction Costs”).

5.	The Controlling Shareholders, Migdal and ASM Former Shareholder will be entitled to receive Net Income Shares based on the Company’s achievement of specified net income targets in the fiscal years 2015 to 2018 as set out below:

		Number of Inc’s ordinary shares
Fiscal year	Net Income Target	Controlling Shareholders	Migdal	ASM Former Shareholder	Total
2015	$27,000,000	3,384,000	108,000	108,000	3,600,000
2016	$40,000,000	1,739,000	55,500	55,500	1,850,000
2017	$60,000,000	1,880,000	60,000	60,000	2,000,000
2018	$80,000,000	940,000	30,000	30,000	1,000,000

In the event that the Group fail to satisfy the net income target for any fiscal year but net income for such fiscal year is ninety percent (90%) or more of the net income target for such fiscal year, then Inc is required to issue to the Controlling Shareholders, Migdal and ASM Former Shareholder, the pro rata portion of Net Income Shares relating to the percentage achieved.

The Group net income targets for 2016 and 2015 were not achieved.

6.	The remaining funds in the restricted trust account of Cambridge amounted to $81.3 million of which: $21.6 million was paid to the holders of 2,136,751 ordinary shares of Cambridge who elected to convert their shares into cash upon consummation of the Reverse Merger; $18.1 million and $11.9 million were paid to the Controlling Shareholders and deposited in an escrow account to secure their put option, respectively; $0.9 million was paid to ASM Former Shareholder; $7.8 million was used to pay outstanding accounts payable and accrued expenses of Cambridge; $2 million was used to pay for the Company’s Transaction Costs. The balance of $19 million was released to the Company.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

c.	Business operations –

The Group provides advanced interception, geolocation, monitoring and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide.

d.	Regulatory matters –

The Israeli Control Order Regarding the Engagement in Encryption Items - 1998 regulated under the Encryptions Export Control Department in the Israeli Ministry of Defense (“IMOD”) controls development, import, export, and sale of all encrypted items (the “Decryption Regime”).

The Israeli Defense Export Control Law - 2007 (the “2007 Law”) regulated under DECA (the Defense Export Control Agency in IMOD) regulates the marketing and export of defense equipment, transfer of defense know-how and the provision of defense services, taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel.

ASM, a wholly owned subsidiary of Inc, is an Israeli company registered with DECA as a certified exporter for the marketing and export of “controlled” products of Israeli origin, or products that are exported from Israel.

However, for the most part, the Group’s products are manufactured outside of Israel and therefore are not subject to the general provisions of the 2007 Law. Thus, the Company strives that components of the Company’s systems (that otherwise would be subject to DECA control) are sent to the customers directly by the foreign suppliers of such components, which are located outside of Israel, and are installed or integrated there by the Company or others under its responsibility.

The Group’s interception systems that contain decryption capabilities may be subject to the Decryption Regime and therefore have obtained necessary licenses thereunder.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

e.	ASM -

The Company and the ASM Former Shareholder were parties to a long-term agreement (the “JV Agreement”) pursuant to which the Company contributed substantial business efforts while ASM was responsible mainly for the regulatory aspects of pursuing business opportunities in the field of DECA controlled products. The JV Agreement could be terminated and/or the activities could be transferred to the Company’s full ownership at any time, subject to the Company’s exclusive discretion.

The Company and the Controlling Shareholders were significantly involved in the redesign of ASM’s operations, in such manner that in essence, the operations are conducted only in favor of the Company (ASM has no other activities other than on behalf of the Company). Moreover, according to the JV Agreement, ASM is required to negotiate and determine any project terms and sign contracts with the clients - all with full transparency, coordination and advance consent from the Company, as applicable. Upon the closing of the Reverse Merger, the JV agreement was terminated while maintaining its terms for the existing projects. As mentioned above, in January 2016, ASM Former Shareholder exercised his put option, resulting in ASM becoming a wholly-owned subsidiary of Inc. The Company had the power to govern ASM’s operations through the provision requiring its consent of any new client which ASM wishes to accept. The Company is entitled to all but 3% commission (the return that ASM Former Shareholder is entitled to as a service provider) of ASM’s net results which are transferred to the Company, and is fully responsible for indemnifying ASM for any losses incurred as part of their joint operations (ASM Former Shareholder does not have any obligation to absorb ASM’s losses) or any negative consequences with respect to the performance of a project.

When the activities of ASM commenced (following conclusion of the JV agreement) it did not have equity at risk (no equity and no subordinated loans). All the equity that ASM has achieved is based on transactions involving the Company. There are no restrictions on ASM’s assets. Any required financial guarantees are provided by the Company.

Given the Company’s exposure and rights to the outcome of ASM’s operations, among other factors described above, the Company concluded that ASM is a Variable Interest Entity (“VIE”) prior to the time the ASM Former Shareholder exercised his put option and that the Company is its primary beneficiary. Therefore, the consolidated financial statements as of December 31, 2015 include the financial information of all three entities (Inc, the Company and ASM).

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

f.	Business Challenge -

The Group has an accumulated deficit of $8,861 thousand and has cash and cash equivalents of $11,840 thousand as of December 31, 2016 and recorded a net loss of $8,053 thousand for the year ended December 31, 2016 which along with other matters, raises substantial doubt about its ability to continue as a going concern.

The net loss for the year ended December 31, 2016 includes significant legal and professional expenses such as fees in connection with the internal investigation conducted by the Group’s audit committee and settlement and related legal expenses incurred in connection with one of the legal proceedings.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability.

NOTE 2 - Summary of Significant Accounting Policies:

a.	Basis of presentation:

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the Group’s financial position, results of operations, changes in shareholders’ equity (deficit) and cash flows for the periods presented.

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

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (CONT.):

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

The currency of the primary economic environment in which the operations of the Group is conducted is the U.S. dollar (“Dollar” or “$”); thus, the Dollar is the functional currency of the Group. Therefore, the Group’s transactions and balances denominated in Dollars are presented at their original amounts, while non-Dollar transactions and balances have been re-measured to Dollars and the relating gains and losses are reflected in the statements of comprehensive income (loss) as finance income or expenses, as appropriate.

All amounts are presented in Dollars, unless otherwise indicated, rounded to the nearest thousands.

e.	Revenue recognition:

The Group generates revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration services, training and warranty, as well as revenues from Software as a Service (“SaaS”). The Group sells its products (the “Products”) and provides services (the “Services”) directly to end users and resellers and also participates as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers (the “Projects”).

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (CONT.):

e.	Revenue recognition (cont.):

When a sale arrangement contains multiple elements, the Group allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. The Group establishes VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, the Group attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s go-to-market strategy typically differs from that of its peers and its offerings contains a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, the Group is typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Group offers its products. The determination of ESP is based on applying significant judgment to weigh such factors.

Products and Services:

Revenues from sales of Products are recognized when the Group has delivered the Products to the customer and received final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured.

Revenues from sales of Services are recognized ratably in the period in which the services are rendered (connection to supportive infrastructure is generally over one year).

The Group provides a one year warranty for the majority of its Products. Based on the Group’s experience, the provision is deminimis.

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

In instances where revenues are derived from sales of third-party vendors’ products or services, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues when the Company has the following indicators for gross reporting: it is the primary obligor of the sales arrangements, it is subject to inventory risks of physical loss, has latitude in establishing prices, has discretion in suppliers’ selection and assumes credit risks on receivables from customers.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

e.	Revenue recognition (cont.):

SaaS Revenues:

Our SaaS multiple-element arrangements are typically comprised of subscription and support fees from customers accessing our software and set-up fees. We do not provide the customer the contractual right to take possession of the software at any time during the hosting period under these arrangements. We recognize revenue for subscription and support services over the contract period originating when the subscription service is made available to the customer and the contractual hosting period has commenced.

Usage based fees:

Revenues are recognized in the period in which subscribers use the related services.

f.	Advertising costs:

Advertising costs are expensed as incurred. In 2016, 2015 and 2014, advertising expenses were $24 thousand, $26 thousand and $7 thousand, respectively.

g.	Related parties:

Related parties include the Controlling Shareholders and entities controlled by them.

h.	Fair value measurements:

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

The Group’s financial assets and liabilities as of December 31, 2016 and 2015 are measured based on Level 1 inputs.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

i.	Inventory:

The inventory items consist of purchased systems and are stated at the lower of cost or market. Cost is determined using the First-In, First-Out method of inventory accounting. The valuation of inventory items requires the Group to make estimates regarding excess or obsolete inventories. During 2016 the Group recorded an inventory impairment of $201 thousand.

The purchased systems are utilized typically for one of the following purposes: (A) Future projects, (B) Demo and (C) Spare parts for installed systems. The first utilization suggests that the systems should be classified as inventory while the second and third suggest it should be classified as property and equipment. In order to reflect those utilizations appropriately between the inventory and property and equipment line items, the Group performed an aggregated analysis which suggested that such systems should be classified as inventory for the first year from date of purchase, on such date tested for impairment and then classified to property and equipment and amortized for four years from that date, see also note 2j. for the amortization period.

j.	Property and equipment, net:

Property and equipment are stated at cost less accumulated depreciation and amortization. Upon the retirement or disposition of property and equipment, the related costs, accumulated depreciation and amortization are removed and any related gain or loss is recorded in the statements of comprehensive income (loss). Repairs and maintenance that do not extend the life or improve an asset are expensed in the periods incurred.

The Group evaluates its property and equipment for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s estimated fair value. During 2016 the Group recorded software systems impairment of $114 thousand.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Useful life (years)
Software systems (from classified date, see also note 2i.)	25	4
Vehicles	15	7
Leasehold improvements	10-20	5-10
Office furniture and equipment	7-10	10-14
Computers, electronics and related	15-33	3-7

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

k.	Income tax:

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

l.	Earnings (loss) per share:

The Group computes basic earnings or loss per share by dividing net income by the weighted-average number of ordinary shares outstanding during the period. However, consistent with the reverse merger accounting, the calculation of the weighted-average number of ordinary shares includes 24,582,874 shares (which include also 480,000 ordinary shares that were issued to ASM former shareholder upon exercise of its put option on its remaining ordinary shares of ASM) assumed to be outstanding as of January 1, 2013. Further, the outstanding shares subject to put options were excluded, consistent with the accounting treatment of a put option liability.

Income (loss) per share assuming dilution (diluted earnings (loss) per share) would give effect to dilutive warrants and other potential ordinary shares outstanding during the period, considering the treasury stock method. The outstanding warrants were “out-of-the-money” and the issuance of the Net Income Shares was not probable at any given period and therefore excluded from the calculation.

Basic and diluted earnings (loss) per ordinary share data were computed as follows:

	Year Ended December 31,
	2016	2015	2014

Net income (loss) (U.S. dollar in thousands)	(8,053)	14,753	3,122

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874	24,582,874

Earnings (loss) per ordinary basic and diluted (U.S. dollar)	(0.33)	0.60	0.13

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

m.	Contingencies:

The Group is involved in various commercial, government investigation and other legal proceedings that arise from to time. The Group records accruals for these types of contingencies to the extent that the Group concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Group will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Group accrues for the minimum amount within the range. The Group records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

n.	Reclassification:

Certain amounts in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

o.	Recently Issued Accounting Pronouncements:

1.	Adopted in current period:

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial statements – Going concern (subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-14”). The new standard provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 applies prospectively to annual periods ending after December 15, 2016, and to annual periods thereafter. The Company analyze the going concern issue according to that new accounting standard.

2.	Not yet adopted in current period:

In May 2014, the FASB issued ASU No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers”. ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. The Company has not yet selected a transition method. The Company is still finalizing the analysis to quantify the adoption impact of the provisions of the new standard. The FASB has issued, and may issue in the future, interpretive guidance which may cause the Company’s evaluation to change. Management believes that the Company is following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

o.	Recently Issued Accounting Pronouncements (cont.):

2.	Not yet adopted in current period (cont.):

In February 2016, the FASB issued ASU No. 2016-02, which supersedes the lease accounting guidance in ASC 840, Leases. The new guidance requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement.

Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2018 with early adoption permitted. The amendments must be adopted using a modified retrospective approach. The Company is currently assessing the potential impact of this ASU on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13. This update replaces the incurred loss impairment methodology in current U.S. GAAP for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, the guidance requires use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2019. Early adoption is permitted as of reporting periods beginning after December 15, 2018, including in interim periods. The amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the amendments are effective. The Company is currently assessing the potential impact of this ASU on its consolidated financial statements.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

o.	Recently Issued Accounting Pronouncements (cont.):

2.	Not yet adopted in current period (cont.):

In August 2016, the FASB issued ASU 2016-15. This update addresses whether to present certain specific cash flow items as operating, investing or financing activities. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2017. Early adoption is permitted. The amendments will be applied retrospectively to each period presented. The Company is currently assessing the potential impact of this ASU on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16. This update removes the current exception in US GAAP prohibiting entities from recognizing current and deferred income tax expenses or benefits related to transfer of assets, other than inventory, within the consolidated entity. The current exception to defer the recognition of any tax impact on the transfer of inventory within the consolidated entity until it is sold to a third party remains unaffected. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2017, with early adoption permitted. The amendments will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently assessing the potential impact of this ASU on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18. This update provides guidance on the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for reporting periods (interim and annual) beginning after December 15, 2017 with early adoption permitted. The amendments will be applied retrospectively to each period presented. The Company is currently assessing the potential impact of this ASU on its consolidated financial statements

NOTE 3 - Restricted DEPOSITS:

The restricted deposits as of December 31, 2016 totaled NIS6,760 thousand ($1,758 thousand) and relates to a deposit in connection with one of the legal proceedings, see note 8.a.1. for additional information.

The restricted deposit as of December 31, 2015 totaled $325 thousand and relates to banks’ performance guarantees in certain projects secured by deposits the Group was required to provide.

Regarding the restricted deposits for put option- see note 1.b.1.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 4 - Property and Equipment, Net:

Composition:

	December 31,
	2016	2015
	(U.S. dollar in thousands)

Software Systems	1,105	-
Vehicles	606	488
Leasehold improvements	355	474
Office furniture and equipment	121	123
Computers, electronics and related	13	314
Property and equipment	2,200	1,399
Less: accumulated depreciation and amortization	612	642
Property and equipment, net	1,588	757

NOTE 5 - Accumulated costs with respect to projects in excess of progress payments (Progress payments in excess of accumulated costs with respect to Projects):

Composition:

	December 31,
	2016	2015
	(U.S. dollar in thousands)

Prepaid expenses	548	2,630
Advanced payments from customers	(397)	(3,649)

Accumulated costs with respect to projects in excess of progress payments (progress payments in excess of accumulated costs with respect to projects)	151	(1,019)

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 6 - Related Parties:

a.	Purchases from related parties, loans to related parties and due from Controlling Shareholders:

1.	Anatoly Hurgin owns 100% of Alan Ltd. (“Alan”) which holds a 60% interest in Active Intelligence Labs Ltd. (Israel) (“AIL”). The Company purchased products which are integrated into its innovative tailored solutions totaling $780 thousand and $420 thousand from AIL during the years ended December 31, 2015 and 2014, respectively. The debt as of December 31, 2015 ($600 thousands) was repaid at August 2, 2016.

2.	In 2014 and 2013, the Company granted Alan loans aggregated to $555 thousand and $205 thousand, respectively. The loans bear an annual interest of 3.3%, linked to the Israeli consumer price index, and were repaid in December 2015.

3.	The amounts due from the Controlling Shareholders as of December 31, 2016 and 2015, were repaid to the Company in April 19, 2017 and February 25, 2016, respectively.

b.	Dividends:

In 2011, the Company declared dividends of 10,760 thousand New Israeli Shekels (“NIS”) ($2,833 thousand) of which 15% income tax was withheld (the “Net Amount”) and NIS1,140 thousand ($300 thousand) and NIS474 thousand ($125 thousand) were paid to the Israeli Tax Authority in 2013 and 2014, respectively. NIS894 thousand ($197 thousand), NIS1,379 thousand ($231 thousand), NIS2,350 thousand ($817 thousand) and NIS4,523 thousand ($1,163 thousand) of the Net Amount were paid to the Controlling Shareholders in 2012, in 2013, 2014 and 2015, respectively.

Additionally, in the fourth and the second quarters of 2015, the Company declared dividends of NIS42,825 ($11,000 thousand) and NIS23,560 thousand ($6,251 thousand), respectively, of which 20% income tax was withheld and outstanding as of December 31, 2015 (income tax of NIS13,277 thousand ($3,404 thousand) was paid to the Israeli Tax Authority in January 2016), while the net amounts were paid to the Controlling Shareholders. It was agreed as part of the Company’s tax assessments for the three years ended December 31, 2014 that were finalized on May 30, 2016 that the Controlling Shareholders withholding tax for the 2015 dividends should be NIS16,400 thousand ($4,260 thousand). The Company paid the difference to the Israeli tax authorities and the Controlling Shareholders compensated the Company for such difference.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 6 - Related Parties (Cont.):

c.	Related parties’ employment agreements and compensation:

1.	The Company entered into new employment agreements with each of its two Controlling Shareholders. One of the Controlling Shareholders is acting as a Director of the board (acted as the chairman up to December 19, 2016) and the Chief Executive Officer and the other as a Director of the Board and the Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreement, the executive’s gross salary is NIS120,000 ($31,200) per month commencing at January 1, 2016. Each executive is also entitled to receive social benefits:

Each employment agreement provides that the executive is entitled to receive an annual performance bonus of up to NIS360,000 ($93,600) based on annual performance goals agreed upon by the Company and the executive (such performance goals were not met for 2016 and therefore no performance bonus was recorded or paid). Each employment agreement may be terminated by the Company or the executive upon 120 days’ prior written notice, in which case, the executive is entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, the Company, by resolution of its board of directors, may terminate the employment agreements at any time by a written notice with cause (as defined in the employment agreements).

The executives’ compensation related expenses in 2016, 2015 and 2014 amounted to NIS3,562 thousand ($928 thousand), NIS487 thousand ($125 thousand) and NIS405 thousand ($113 thousand), respectively.

2.	The Company entered into a new employment agreement with a Controlling Shareholder’s son commencing March 22, 2016 and was employed by the Company until June 20, 2016. Based on the agreement he was entitled to a monthly gross salary of NIS10,000 ($2,600) and other related social benefits.

NOTE 7 - ordinary shares and warrants:

a.	Ordinary shares:

Inc is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share, of which 25,276,142 were issued and outstanding as of December 31, 2015. During January 2016 Inc issued 480,000 ordinary shares par value $0.0001 in connection with ASM Former Shareholder’s exercising his put option on his remaining shares in ASM. As a result the ordinary shares issued and outstanding during that date, as of December 31, 2016 and as of the date of this report were 25,756,142; and 5,000,000 preferred shares with a par value of $0.0001 per share, of which none were issued and outstanding.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 7 - ordinary shares and warrants (CONT.):

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

NOTE 8 - commitments and contingencies:

a.	Litigation:

1.	In January 2015, Ability, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court (the “Court”) in October 2014 by the plaintiff against the Company and its former shareholders, claiming a right to review the Company’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS8,450 thousand (approximately $2,200 thousand), which was subsequently approved by Inc’s board of directors. On or about the time of the board meeting at which (among other things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process, at the conclusion of which, a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS8,142 thousand (approximately $2,120 thousand), plus VAT. Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of Inc’s board of directors, Inc and Messrs. Hurgin and Aurovsky appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between us and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that the Company shall be required to pay 70% of the settlement amount and the VAT (such amount was accrued for as of December 31, 2016) and the remaining 30% of the settlement amount shall be paid by Messrs. Hurgin and Aurovsky. On April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to us NIS376,410 (approximately $98,000), or a total of NIS752,820 (approximately $196,000) in compliance with the arbitral award.

2.	On October 15, 2015 the Company was added to a derivative complaint, originally filed by a stockholder of Cambridge (the “Plaintiff”) against Cambridge, the members of the Cambridge board of directors and others. The complaint generally alleges, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with the Company and that the Company is aiding and abetting the Cambridge board of directors in the alleged breaches of their fiduciary duties.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Litigation (cont.):

The action seeks injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, the Company filed a motion and supporting memorandum of law to dismiss the Plaintiff’s amended complaint arguing three primary grounds: i) the court lacked personal jurisdiction over the Company; ii) Plaintiff’s derivative aiding and abetting claim was extinguished by the closing of the business combination; and iii) Plaintiff’s direct aiding and abetting claims were insufficiently plead. On September 15, 2016, the court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss. The court has scheduled a hearing for argument on the motion to dismiss for June 14, 2017.

Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

3.	On October 27, 2015, the Company received a notice alleging that the Company’s GSM interception and decryption systems apparently fall within the claims of an Israeli patent owned by the claimants. On November 12, 2015, a lawsuit alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment was filed with the Lod District Court in Israel by a company and an individual (the “Plaintiffs”), against the Company and its Controlling Shareholders. The amount sought in the lawsuit for registration fee purpose is NIS5 million (approximately $1.3 million), however the Plaintiffs did not specify amount of the compensation demanded. Furthermore, the Plaintiffs demanded that the Company and/or its Controlling Shareholders immediately cease the infringement of the patent as well as further use of the claimed technology and further manufacture, export, sale or marketing of the alleged infringing products.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Litigation (cont.):

The Company filed a statement of defense on April 5, 2016 and a preliminary hearing was held on April 13, 2016. On May 23, 2016, the plaintiffs filed a petition to join Inc, ASM and Ability Limited, an entity fully owned by Anatoly Hurgin as defendants and to amend the statement of claim (this petition is still pending). The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the Company’s application and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute.

The Company believes that the allegations in the notice and the lawsuit are without merit and the Company intend to vigorously defend against them.

Given that the proceeding is in the preliminary stage and is currently suspended, the timing or outcome of this matter cannot be predicted at this time.

4.	On May 25, 2016, a purported class action lawsuit was filed against Inc, Anatoly Hurgin and Avi Levin, the Group Chief financial officer in the Southern District of New York in the United States. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of Inc ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of Inc public statements were false and that Inc materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against Inc, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of Inc ordinary shares between September 8, 2015 and April 29, 2016.

The complaint broadly alleges that Inc financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of its operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added Benjamin Gordon and BDO Ziv Haft as defendants.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Litigation (cont.):

The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Gordon, a claim pursuant to Section 11 of the Securities Act against Inc, BDO Ziv Haft and Messrs. Hurgin and Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Gordon on behalf of a putative class of all purchasers of Inc’s ordinary shares between September 8, 2015 and April 29, 2016. The amended complaint does not specify the amount of damages sought. The complaint broadly alleges that certain of our public statements were false, that the Group had material weaknesses in the Group’s internal controls, that the Group’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Group’s operations, and that Inc registration statement contained material misstatements and omissions. Pursuant to a schedule approved by the Court, co-lead plaintiffs must file a second amended consolidated complaint no later than 30 days after the date on which this Form 20-F is filed.

Inc intends to defend the action.

Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

5.	On May 4, 2016, Inc was served with a lawsuit and a motion for the certification of the lawsuit as a class action in the Tel Aviv District Court in Israel, filed, against Inc, the Controlling shareholders, and two former directors, Benjamin Gordon and Mitchell Gordon that had been filed on May 3, 2016. The claim alleges (among other things) that Inc misled the public in its public filings with regard to its financial condition and included misleading information (or omitted to include relevant information) in its financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards Inc and its public shareholders. The claim alleges that the plaintiff suffered personal damages and estimates that Inc shareholders suffered damages of approximately NIS23.3 million (approximately $6.13 million). In addition, the plaintiff claims that damage was caused to people who held exchange traded funds and other investment instruments that contained Inc shares and therefore he could not evaluate those damages at this stage. On September 15, 2016, Inc filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (cont.):

a.	Litigation (cont.):

On September 16, 2016, the Court accepted the motion to stay proceedings. The parties were required to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, Inc filed a separate update with respect to the United States class actions, together with filing a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, asking for an extension until May 15, 2017 to file a full response, alleging that the publication of our annual financial statements, together with the findings of the internal investigation, would affect its position on our motion to stay proceedings. On March 26, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017 the plaintiff filed a motion for an additional three month extension to file a full response, among other things, as the Company had not yet filed its annual financial statements or published the results of the internal investigation.

Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

6.	On December 13, 2016, a complaint was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against Inc, our former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. Mr. Gordon and BG Strategic Advisors, LLC are also alleged to have breached their fiduciary duty to the plaintiff. On January 23, 2017, the plaintiff filed an amended complaint alleging the same violations as the initial compliant. On March 2, 2017, Inc filed a motion to dismiss all of the claims asserted against it in the compliant. On the same day, Mr. Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On March 9, 2017, Inc filed a motion to stay all proposed discovery in the action pending the resolution of the motions to dismiss. These motions are all currently pending.

Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (cont.):

b.	Lease commitments:

The Company has the following lease agreements:

1.	A 5 year lease agreement, with respect to an office space, expiring on November 30, 2017. The monthly rent is NIS25 thousand ($7 thousand) linked to the Israeli consumer products index.

2.	A 2.5 year lease agreement with respect to an office space, expiring on November 30, 2017. The monthly rent is NIS16 thousand ($4 thousand) linked to the Israeli consumer products index.

3.	An agreement with respect to an office space which was renewed in August 15, 2015 for 1 year, those terms were extended until April 1, 2018 and the Company has an option to extend the lease until August 15, 2019. The monthly rent is NIS5 thousand ($1 thousand).

In 2016, 2015 and 2014, the rent expenses amounted to $152 thousand, $128 thousand and $114 thousand, respectively.

c.	Agreement with a Provider:

On October 20, 2015 (the “Effective Date”), the Company entered into an agreement with an unrelated company which is a service provider and an owner and licensor of telecommunications solutions (the “Provider”). The Provider granted the Company an exclusive and non-transferable right and license for 3 years to market, promote, advertise, sell and distribute the Provider’s products directly to customers worldwide, in consideration for 50% of the Company’s net income relating to those sales. The agreement sets minimum annual sales at $10 million. In case the Company does not satisfy this minimum commitment at the end of any contract year, the Company is required to pay the Provider a 15% penalty against the shortfall amount (maximum $1.5 million per year). In order to secure minimum sales and penalty, it was also agreed that the Company pays the Provider monthly payments of $125 thousand. During 2015, the Company paid the Provider $375 thousand, those payments were recorded as prepayments in the other current assets on the consolidated balance sheet as of December 31, 2015, as the Company believes it will satisfy those sales. During 2016 the Company continued to pay the monthly payments and paid the Provider an aggregated amount of $1,500 thousand, those payments (along with the $375 thousand that were paid during 2015 and recorded initially as part of the balance sheet) were recorded as part of the Sales and marketing expenses since the Company succeeded to sell only one of the provider products during 2016. The Provider waived its rights to the 50% net income share in connection with that sole 2016 sale in order to support his product marketing efforts in the relevant region.

During 2016 it was clarified between the Company and the Provider that the Company will be able to utilize the monthly payments through the entire agreement period and not only on an annual basis.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (cont.):

d.	Contingency in connection with legal fees:

During 2016, a US legal firm reached out to the Company asking for a reimbursement for its legal fees incurred in connection with representing Benjamin Gordon, former director for several issues, as a result, the Company recorded an accrued provision as of December 31, 2016 based on management best estimate, the amount that was not accrued totaled to $381 thousand.

e.	On-going internal investigation:

In connection with implementing internal controls to comply with applicable anti-corruption laws regarding distributors, resellers and agents, the Group identified press reports that its reseller in Latin America may be subject to local law enforcement investigations concerning price manipulation and corruption in the reseller’s sale of software products to government entities, although the press reports do not identify the Group and the Group has not been able to confirm the investigations or whether any investigations implicate sale of the Group’s products. The Group is conducting a review of the reseller and pending the completion of the review the Group has ceased accepting orders from the reseller. Ceasing future sales to such reseller could have a material impact on the Group’s future revenue.

f.	Other:

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

NOTE 9 – rEVENUE BROKEN BY REGION:

Composition:

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

Asia	9,230	8,373	5,973
Latin America	5,320	34,603	6,130
Europe	1,750	495	1,236
Israel (1)	-	8,365	7,000
Africa	-	-	1,105
Other	208	315	-

	16,508	52,151	21,444

(1)	Sales in Israel in 2015 and 2014 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 16% and 33% of revenues during such periods, respectively.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 – Genreal and administrative expenses:

Composition:

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

Legal fees	3,849	36	17
Professional services fees	2,821	339	112
Settlement in connection in one of the legal proceedings (see note 8a1.)	1,664	-	-
Salaries and related	681	224	137
Fraud from an unrelated third party (see note 8e.)	-	462	-
Impairment of fixed assets	114	-	-
Office maintenance (including rent)	98	59	46
Others	435	197	157

	9.662	1,317	469

NOTE 11 - income tax:

a.	Tax rates:

The Israeli corporate tax rates applicable to the Company and ASM:

2014 and 2015 - 26.5%

2016 – 25%

2017 – 24%

2018 onward – 23%

b.	“Approved Enterprise” status:

The Company was granted an ‘approved enterprise’ status for the 10 years ended December 31, 2014, under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”). The tax benefit is a reduced corporate income tax rate on non-distributed income generated in approved areas (“Approved Income”). Distributed Approved Income is subject to 25% corporate income tax at the company level and 15% withholding income tax at the shareholder level.

As of December 31, 2011, upon a tax assessment by the Israeli Tax Authority, all of the accumulated Approved Income was distributed as dividends to the Controlling Shareholders and the applicable income tax was applied. As the Company distributes its Approved Income to its Controlling Shareholders, a deferred tax liability was recorded on the non-distributed Approved Income as generated, on the difference of the reduced corporate income tax rate applied and the regular corporate tax rates, as well as related deferred income tax expenses.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 11 - income tax (cont.):

b.	“Approved Enterprise” status (Cont.):

On May 30, 2016 the Company and the Israeli tax authorities signed a tax assessment agreement for the three years ended December 31, 2014, all of the accumulated Approved Income was distributed as dividends to the Controlling Shareholders and the applicable income tax were applied. As part of that tax assessment the Company was also required to pay $1.1 million exceeding its accrued tax provision for that period; such additional tax was recorded as part of the 2016 income tax.

The Company has final tax assessments for the years up to 2014 inclusive.

c.	“Preferred Enterprise” status:

Commencing on January 1, 2015, the Company has elected the “Preferred Enterprise” program under the amendment of the Encouragement Law, whereby the Company is subject to corporate income tax rate on non-Preferred Income and 16% reduced income tax rate on its Preferred Income generated in all areas other than Development Area A. As part of the tax assessment for the three years ended December 31, 2014 as mentioned above, it was agreed that Company will be subject to a 14.6% (based on a blended tax rates) for the years 2015 and 2016 and a reduced tax rate, not yet determined (but up to 16%) in 2017 and thereafter.

Composition:

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

Current	32	3,446	95
Previous year	1,054	-	-
Deferred	-	(423)	995

Income tax expenses	1,086	3,023	1,090

d.	Deferred income tax:

In assessing the realization of deferred tax assets, the Group considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. As described in note 1f regarding the raise of substantial doubt about the Group’s ability to continue as a going concern, the Group applied a full valuation allowance for its deferred tax assets.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 11 - income tax (cont.):

d.	Deferred income tax (Cont.):

Composition:

	December 31,
	2016	2015
	(U.S. dollar in thousands)

Net and comprehensive loss	1,338	-
Timing difference of expense in connection with the working capital received as part of the reverse merger	271	-
Timing differences of expense in connection with employees benefits	42	-

Deferred tax assets before valuation allowance	1,651	-

Valuation allowance	(1,651)	-

	-	-

e.	Reconciliation of income tax expenses:

As Inc and ASM stand-alone net results during 2016 are relatively immaterial, zero during 2015 and ASM net result during 2014 was zero as well, the Group’s overall effective tax rate is attributable to Israeli income tax and therefore a reconciliation between the theoretical income tax, assuming corporate tax rates and the actual income tax expenses (benefit) as reported in the consolidated statements of comprehensive income (loss) is calculated based on the Israeli corporate tax rates and is as follows:

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

Income (loss) before income tax	(6,967)	17,776	4,212

Israeli corporate income tax rate	25%	26.5%	26.5%
Theoretical income tax expenses (benefit)	(1,742)	4,711	1,116
Valuation allowance for deferred tax	1,109	-	-
Tax rates differences	725	(1,659)	(63)
Previous year	1,054	-	-
Other, net	(60)	(29)	37

Income tax expenses	1,086	3,023	1,090

f.	Uncertain tax positions:

Following is a roll-forward of the total amounts of the Group’s unrecognized tax benefits at the beginning and at the end of the years ended on December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(U.S. dollar in thousands)

Balance at beginning of year	-	-	-

Increase as a result of tax position taken in prior period	1,054	-	-
Decrease due to settlement with the Israeli tax authorities	(1,054)	-	-

Balance at end of year	-	-	-

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 12 - CONCENTRATION Risk:

Major customers and vendors are defined as those from whom the Group derives at least 10% of its revenues and cost of revenues, respectively.

During 2016, 2015 and 2014, revenues from the major customers reflected 79% (two customers), 91% (three customers) and 83% (three customers) of the total consolidated revenues, respectively.

During 2016, 2015 and 2014, the cost of revenues from major vendors reflected 72% (three vendors), 70% (three vendors) and 79% (three vendors) of the total consolidated cost of revenues, respectively.

NOTE 13 – Subsequent events:

a.	On February 9, 2017, Inc received a subpoena from the Securities and Exchange Commission (“SEC”). The subpoena requests, among other things, information regarding the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. Inc is fully cooperating with the investigation. The SEC has informed Inc that this investigation and the subpoena do not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity or security.

b.	On April 9, 2017, Inc received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all of Inc’s independent directors, tendering his resignation as a member of our Board of Directors (the “Board”) and committees thereof, effective immediately (each, a “Resignation Letter” and collectively, the “Resignation Letters”).

At the time of their resignations, Mr. Dick was Chairman of the Board and a member of Inc’s audit committee and compensation committee; Mr. Halevy was a member of Inc’s nominating committee; Mr. Malka was a member of Inc’s compensation committee; Mr. Moshe was Chairman of Inc’s audit committee and Chairman of its nominating committee; and Mr. Singer was Chairman of Inc’s compensation committee and a member of its audit committee and nominating committee.

Each of Messrs. Dick, Malka, Moshe and Singer stated in his respective Resignation Letter that his resignation was due to his approach to risk assessment and management of Inc’s affairs not being aligned with that of the Controlling Shareholders, which made him unable to contribute to Inc in a productive way. Each noted that, in view of the various challenges that Inc is currently facing, a shared vision and broad cooperation among Inc’s Controlling Shareholders and directors is required and that in view of the foregoing, and especially as he served as a director for only a few months, he does not believe it would be appropriate to continue to serve as a director of Inc. Mr. Halevy did not state any reason for his resignation in his Resignation Letter.

c.	On April 19, 2017, Inc received notification from the NASDAQ Listings Qualifications Department of the NASDAQ Capital Market (“NASDAQ” ) that as a result of the recent resignation of all of Inc’s independent directors from Inc’s board of directors (the “Board”), as Inc previously disclosed on April 10, 2017, Inc is no longer in compliance with NASDAQ Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e) (collectively, the “Rules”), as the Board is no longer comprised of a majority of independent directors nor does it have an audit committee, compensation committee or nominating committee.

Inc had until May 3, 2017, a period shorter than normal, to submit a plan to regain compliance with the Rules (a “Plan”) and if the Plan is accepted by NASDAQ, then NASDAQ can grant an extension until October 16, 2017 for Inc to regain compliance with the Rules. In addition, NASDAQ requested that Inc submit a detailed narrative that provides additional information regarding the events and circumstances that led to the simultaneous resignation of the independent directors and certain corporate documentation.

On May 15, 2017 Inc appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on Inc’s board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. Inc therefore expects to regain compliance with the Rules upon such appointment entering into effect.

