Form 20-F
period 2017-12-31
Ability Inc.
filed 2018-04-30
CIK 1652866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Anatoly Hurgin, Chief Executive Officer

Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

Tel: 972-3-6879777

Email: ability@ability.co.il

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, par value $0.001	NASDAQ Capital Market
Warrants	None. Registered on NASDAQ Capital Market until April 18, 2016.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, the Registrant had 2,576,415 Ordinary Shares outstanding.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity (the “Redomestication Merger”) and Holdco consummated a business combination whereby it acquired Ability Computer & Software Industries Ltd. (“Ability”), by way of a share exchange (the “Share Exchange” and together with the Redomestication Merger, the “Business Combination”), following which Ability became a wholly-owned subsidiary of Holdco. Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” Upon the closing of the Business Combination. Our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the “OTC Pink” under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange (“TASE”) since January 12, 2016.

At the closing of the Business Combination, we purchased 16% of Ability Security Systems Ltd. (“ASM”) from its former sole shareholder, Eyal Tzur. On January 24, 2016, Eyal Tzur exercised his put option and we purchased the remaining shares of ASM, following which ASM became our wholly-owned subsidiary. For additional information, see “Item 4A. Information on the Company – Merger Agreement – JV Share Purchase Agreement.”

We are a holding company operating through our wholly-owned subsidiaries Ability and ASM, which provide advanced interception, geolocation and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. Founded in 1994, Ability has 17 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

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

The Business Combination was accounted for as a reverse merger, whereby Cambridge was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Ability comprising the ongoing operations of the combined company, Ability’s senior management comprising the senior management of the combined company and Ability’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Ability issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Ability; therefore, the historical consolidated financial statements presented were the historical consolidated financial statements of Ability and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

The audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 in this Annual Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

In this Annual Report on Form 20-F (the “Annual Report”), unless the context indicates otherwise, references to “U.S. dollars,” “$” or “dollars” are to United States dollars and to “NIS” are to New Israeli Shekel, the legal currency of Israel, the terms “we,” “us,” “our,” or the “Company” refer to Ability Inc. and our wholly-owned subsidiaries, Ability and ASM, and the term “customer” refers to customers and users, as applicable.

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.467 the exchange rate published by the Bank of Israel on December 31, 2017.

On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares with a market effective date of March 23, 2018. Unless otherwise indicated, all share and per share amounts included in this Annual Report have been adjusted retroactively to reflect the effects of the consolidation.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “may,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others:

●	risks related to our ability to continue as a going concern;

●	risks related to our need for significant additional capital, which we may be unable to obtain;

●	risks associated with our ability to regain and maintain compliance with the NASDAQ listing standards;

●	risks related to the dependence of our revenues on the successful implementation and customer adoption of Ultimate Interception (“ULIN”), the customer adoption of which has been limited;

●	risks related to the dependence of ULIN sales on a reseller agreement with one supplier, which automatically terminates in October 2018;

●	risks relating to an investigation by the United States Securities and Exchange Commission (“SEC”) to which we are currently under and to adverse outcomes in our outstanding litigation matters;

●	risks relating to government spending and contracts with governments and governmental agencies;

●	risks associated with our reliance on third party suppliers, manufacturers and partners for certain products or components which may be critical to our solutions;

●	risks associated with our ability to retain and recruit key personnel, including our Chief Executive Officer and Chief Technology Officer;

●	risks associated with our ability to keep pace with technological changes and evolving industry standards;

●	risks and challenges associated with large projects and the sophisticated nature of the solutions and products we sells, customization of solutions based on specific customer needs, sales cycles and unpredictable sales terms and timing and uneven sales patterns;

●	risks associated with complex and changing local and foreign regulatory environments in the jurisdictions in which we operate;

●	risks associated with the misconduct or other improper activities of our employees or other third parties, including noncompliance with regulatory standards and requirements;

●	risks relating to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; and

●	risks that our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

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

We have derived the consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the balance sheet data as of December 31, 2017 and 2016 from our audited financial statements included elsewhere in this Annual Report. We have derived the balance sheet data as of December 31, 2015, 2014 and 2013 and the consolidated statement of operations data for the years ended December 31, 2014 and 2013 from our audited financial statements not included in this Annual Report. Our financial statements have been prepared in accordance with U.S. GAAP.

In our consolidated financial statements for the year ended December 31, 2015, our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended were restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in the years ended December 31, 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in the year ended December 31, 2014.

Certain factors that affect the comparability of the information set forth in the following table are described in “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. dollars; in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$2,972	$16,508	$52,151	$21,444	$5,903
Cost of revenues	2,957	8,617	29,654	13,968	4,785
Gross profit	15	7,891	22,497	7,476	1,118
Selling and marketing expenses	3,033	5,323	3,305	3,064	665
General and administrative expenses	6,016	9,662	1,317	469	419
Operating income (loss)	(9,034)	(7,094)	17,875	3,943	34
Financial expenses (income), net	77	(127)	99	(269)	371
Income (loss) before income taxes	(9,111)	(6,967)	17,776	4,212	(337)
Income tax expenses (benefit)	-	1,086	3,023	1,090	(57)
Net and comprehensive income (loss)	$(9,111)	$(8,053)	$14,753	$3,122	$(280)
Weighted-average ordinary shares outstanding - basic and diluted(1)	2,459,088	2,459,088	2,459,088	2,459,088	2,459,088
Basic and diluted income (loss) per share(1)(2)	$(3.71)	$(3.27)	$6.00	$1.27	$(0.11)
Dividends paid(3)	$—	$—	$(14,951)	$(817)	$(231)

(1)	On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares, with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

(2)	We compute basic earnings or loss per share by dividing net income by the weighted-average number of ordinary shares outstanding during the period. However, consistent with the accounting for the Business Combination as a reverse merger, the calculation of the weighted-average number of ordinary shares (i) includes 2,459,088 ordinary shares assumed to be outstanding as of January 1, 2013 (which include 48,000 ordinary shares that were issued to the former ASM shareholder upon exercise of his put option in respect of the ASM shares that were not acquired by us at the consummation of the Business Combination); and (ii) excludes 117,327 outstanding ordinary shares that are subject to the put option of Messrs. Hurgin and Aurovsky. For purposes of diluted income (loss) per share, as our outstanding warrants to purchase 855,744 ordinary shares are “out- of- the- money” and the issuance of up to 845,000 additional ordinary shares pursuant to the earn-out under the merger agreement was not probable at any given period, such shares and warrants were excluded from the calculation of diluted income (loss) per share. For additional information, see Note 2.l. to the audited consolidated financial statements for the year ended December 31, 2017 included elsewhere in this Annual Report.

(3)	Dividends paid by Ability prior to the consummation of the Business Combination on December 23, 2015.

	December 31,
	2017	2016	2015	2014	2013
	(U.S. dollars; in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$1,944	$11,840	$25,829	$11,709	$376
Total current assets	6,482	30,247	33,820	14,262	2,977
Total non-current assets	13,531	1,588	12,769	870	1,007
Total assets	20,013	31,835	46,589	15,132	3,984
Total current liabilities	7,038	21,888	16,552	13,150	4,972
Total non-current liabilities	12,384	245	12,282	257	409
Total liabilities	19,422	22,133	28,834	13,407	5,381
Total shareholders’ equity (capital deficiency)	591	9,702	17,755	1,725	(1,397)
Total liabilities and shareholders’ equity (net of capital deficiency)	$20,013	$31,835	$46,589	$15,132	$3,984

Even though our functional currency is the U.S. dollar, we earn revenues, pay expenses, own assets and incur liabilities in the NIS. The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

NIS per U.S. dollars

Year	High	Low	Average	Period End
2017	3.860	3.467	3.599	3.467
2016	3.983	3.746	3.832	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.728	3.471	3.601	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

NIS per U.S. dollars

Month	High	Low	Average	Period End
April 2018 (through April 15, 2018)	3.537	3.506	3.520	3.506
March 2018	3.514	3.431	3.468	3.514
February 2018	3.535	3.427	3.494	3.485
January 2018	3.460	3.388	3.423	3.405
December 2017	3.550	3.467	3.503	3.467
November 2017	3.544	3.499	3.517	3.499
October 2017	3.542	3.491	3.512	3.521
September 2017	3.584	3.504	3.537	3.529

On April 27, 2018, the closing representative rate was $1.00 to NIS 3.597, as reported by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to our Financial Position

We have incurred net losses and negative cash flows in the years ended December 31, 2017 and 2016 and can provide no assurance of our future operating results.

We currently have limited product revenues. We have experienced net losses and negative cash flows from operating activities during the years ended December 31, 2017 and 2016. For the years ended December 31, 2017 and 2016, we incurred net losses of $9.1 million and $8.1 million, respectively.  As of December 31, 2017, we had an aggregate accumulated deficit of $18.0 million.  We expect to incur additional operating losses for the foreseeable future. There can be no assurance that we will be able to achieve sufficient revenues to support our operations or be profitable in the future.

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the year ended December 31, 2017 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2017, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2017, we had total cash and cash equivalents of $1.9 million and negative working capital of $556,000. See “Item 5.B Liquidity and Capital Resources”. If we are unable to improve our liquidity position, by, among others things, increasing our revenues, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We will need significant additional capital, which we may be unable to obtain.

Revenues generated from our operations are not presently sufficient to sustain our operations. Without materially curtailing our operations, we estimate that we have sufficient capital to finance our operations through the next two months from the date of this Annual Report. On April 11, 2018, we obtained a six-month bank line of credit of NIS 11 million ($3.1 million) secured by our controlling shareholders, Anatoly Hurgin, who is also our Chief Executive Officer and Chairman, and Alexander Aurovsky, who is also our Chief Technology Officer and a director. If we utilize the line of credit in full, we estimate that this will finance our operations for a further four to six months. Therefore, we will need to raise additional capital to continue our operations. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets, our history of losses, and our litigations and SEC investigation which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Risks Related to our Business

Our revenues highly depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.

In November 2015, we introduced ULIN, a product based on a new technology allowing for the interception of communication in GSM, UMTS and LTE cellular networks without, in most cases, the involvement of mobile network operators. We expected that ULIN would be a major growth driver of our sales and revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, during the year ended December 31, 2016, we only completed one ULIN sale (which was our first ULIN sale), and in January 2018 we completed an additional sale. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantages over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to the content of voice calls and SMS, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all). See “Item 5D. Trend Information” for a more complete discussion regarding the changes in the cellular interception industry.

Furthermore, ULIN sales cycles have taken longer than expected to complete. We believe that the significant increase in the length of the ULIN sales cycle, compared to our legacy tactical interception solutions is primarily due to the difficulties described above and the lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government.

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

Slow customer adoption and extended sales cycles of ULIN, as well as decline in sales of our existing portfolio of solutions and products, resulted in a 82% decrease in revenues for the year ended on December 31, 2017 compared to the year ended on December 31, 2016, as well as a 68% decrease in revenues compared to the year ended on December 31, 2015 For more information, see “Item 5. Operating and Financial Review and Prospects.”

ULIN sales are dependent on a reseller agreement with one supplier, which automatically terminates in October 2018.

Our ULIN sales are based on a reseller agreement granting us a worldwide exclusive right to sell ULIN, which agreement automatically terminates in October 2018 and may be terminated by either party under certain specific circumstances. We may not be able to extend the agreement or may not be able to do so on terms favorable to us. See “Item 4. Information on the Company - Business Overview - Manufacturing and Suppliers” for a description of the agreement. The ULIN supplier is a third party supplier and, as such, we have no ability to exert any influence over the business or employees of the supplier. Further, the supplier is a recently established corporation with a short operating history and is unknown in the industry. If the supplier ceases operations or is unable to deliver ULIN in the quantities and requisite quality required by us, is unable to attract or retain its key personnel or fails to adequately upgrade and develop ULIN in order for it to remain competitive, our business, financial condition and results of operations could be materially adversely affected. In addition, under the reseller agreement and during its term, at the end of each contract year in which we sell less than $10.0 million of products resulting in less than $5.0 million payments to the supplier, we are required to pay the supplier a 15% penalty against the shortfall amount. Accordingly, for the years ended December 31, 2017 and 2016, we paid penalty payments to the supplier $1.8 million and $1.5 million, respectively, and are currently paying penalty payments of $125,000 per month. Further, during the term of the reseller agreement, we must obtain the supplier’s consent to, among other things, manufacture, sell or market any product which is competitive with ULIN. If the supplier does not give its timely consent to any such action, our business, financial condition and results of operations would be materially adversely affected.

We are under an investigation by the SEC, which could divert management’s focus, result in substantial investigation expenses, monetary fines and other possible remedies and have an adverse impact on our reputation and financial condition and results of operations.

As we disclosed in our Report on Form 6-K furnished with the SEC on February 16, 2017, we received a subpoena from the SEC. The subpoena requests, among other things, information regarding the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. In furtherance of the investigation, the SEC has been obtaining testimony from the Company’s officers among others. The Company and its officers are fully cooperating with the investigation. As a result of the investigation, we may incur significant legal and accounting expenses. Furthermore, we cannot predict what, if any, actions the SEC may take against us or any of our officers, or the timing or duration of the investigation. While the SEC has informed us that this investigation and the subpoena do not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity or security, publicity surrounding the foregoing, or any SEC enforcement action or settlement as a result of the SEC’s investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

Adverse outcomes in our outstanding litigation matters, or in new litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

We and our officers are defendants in multiple lawsuits (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”). We intend to engage in a vigorous defense of the lawsuits. In certain circumstances, we are obliged to indemnify our current and former officers who are named as defendants in these lawsuits. However, we are unable to predict the outcome of any of these matters at this time. Any conclusion of these matters in a manner adverse to us could have a material adverse effect on our business, results of operation, financial condition and cash flows. For example, we may be required to pay substantial damages, incur payments of fines and penalties, incur substantial costs not covered by our directors’ and officers’ liability insurance, suffer a significant adverse impact on our reputation, and management’s attention and resources may be diverted from other priorities, including the execution of business plans and strategies that are important to our ability to grow our business, any of which could have a material adverse effect on our business. In addition, we recently entered into an agreement with our insurer pursuant to which we agreed to discharge our insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel, as described further in “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” below) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation. If we do not have sufficient funds to settle or pay any damages and costs with respect to any U.S. claims not covered by insurance, this would have a material adverse effect on our business, financial condition and results of operation.

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

We rely on non-affiliated suppliers and original equipment manufacturer, or OEM, partners for most non-standard products or components which may be critical to our solutions, including both hardware and software, and on manufacturers of assemblies that are incorporated into our solutions. During the years ended December 31, 2017, 2016 and 2015, expenses incurred with respect to our three largest suppliers comprised 27%, 72% and 70% of our cost of revenues, respectively, and one supplier accounted for 17%, 40% and 43% of our cost of revenues in such years, respectively.

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

We depend on the continued service and performance of our senior management and key personnel, including Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, to run and grow our business. As of December 31, 2017, we employed 17 individuals on a full-time basis and 2 individuals on a part-time basis, comprised of administrators, marketing and technical personnel. We may not be able to continue to retain and attract such personnel and the loss of the services of these persons could adversely affect our business. Members of our senior management team may resign at any time (subject to applicable contractual advance notice periods). At present, the pending litigations to which we and our executives and certain of our former directors are a party and the SEC investigation, as well as the implementation of procedures relating to compliance with the United States Foreign Corrupt Practices Act, or FCPA, require significant management time and could divert the attention of our management from our business operations.

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

We conduct business with a relatively small number of customers, including third party resellers and agents, each of which could be material to our business. With respect to sales in many regions and countries, we sell to third party resellers that, in turn, resell the products and solutions we offer to various security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies. For example, in the years ended December 31, 2017, 2016 and 2015, one significant reseller accounted for 45%, 47% and 66% of our revenues, respectively, and one other reseller in each such periods accounted for 25%, 32% and 13% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future. There can be no assurance that we will be able to retain these key resellers and customers or that such resellers and customers will not cancel purchase orders, reschedule or decrease their level of purchases. Loss, cancellation, deferral of business by, or failure to receive new contracts, renewals or follow-on contracts from, such resellers and customers could have a material adverse effect on our business and operating results.

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

We cannot assure you that the market or demand for the products and solutions we sell will grow (if at all), that we will successfully introduce new products or solutions, or new applications for existing products and solutions, that such new products, solutions or applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render the products and solutions in our current portfolio obsolete. See the risk factor “Our revenues depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.” In addition, certain of the solutions and products we sell must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require such products to be redesigned, and any such redesign might not be possible on a timely basis or may not achieve market acceptance. Furthermore, some of the solutions and products we sell rely on weaknesses of commonly used protocols and if such weakness were identified and patched and we were unable to respond to such technological challenges in a timely manner, our business may be adversely affected. If we are unable to offer solutions and products that are competitive in technology and price and responsive to customer needs, there would be a material adverse effect on our business, financial condition and results of operations.

Our solution has the ability to intercept cellular communication. However, ways of communication continue to change and evolve in such a way that parties are able to communicate via mobile applications rather than via standard cellular communication protocols. Communication via mobile applications has become more common, as has the use of such applications over WiFi networks. The challenges this poses are twofold; the applications are encrypted and so too are the WiFi network connections. This has resulted in communication becoming more secure and therefore interception with the use of our products has become increasingly difficult. Should this trend continue to rise, our products might become more redundant.

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

If we do not have access to the most current technology, we may not be able to market our products and services.

The security industry is constantly changing to meet new requirements, which result from new threats to government and industry, both from potential threats to persons and property, to industrial and governmental espionage, as well as general concern about personal and family safety. In order to meet these needs we must both anticipate problems and develop methods for reducing the potential risk. We rely primarily on the performance and design characteristics of our products in marketing our products, which requires access to state-of-the art technology in order to be competitive. Our business could be impaired if we cannot obtain licenses for such updated technology or develop state-of-the-art technology ourselves. If we cannot meet the developing challenges, we will not be able to market our interception and geolocation products successfully.

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

In addition to the foregoing, our ability to forecast our operating results from quarter to quarter and from year to year is impacted by the fact that pricing, margins and other deal terms may vary substantially from transaction to transaction, especially across business lines. The extended time frame and uncertainty associated with many of our sales opportunities also make it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. In addition, in light of the fact that ULIN is a relatively new solution with unpredictable sales cycles, with multiple pricing models, our revenue visibility is significantly reduced, which makes it harder to provide adequate forecasts. Until we have clarity on the sales cycle, and a better understanding of the timing and implementation for a relatively small number of larger deals, we shall not provide forecasts.

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

We cannot assure you that our methods of and policies for doing business will be adequate for new markets, including the United States, or that we will be able to modify such methods or policies in a manner that allows us to enter into specific markets, including the United States. Violations of applicable laws or regulations, including by our officers, employees, contractors or agents, may harm our reputation and deter governments and governmental agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages and criminal sanctions against us, our officers or our employees, restrictions on the conduct of our business, and damage to our reputation.

Our business, results of operations and financial condition could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our business (including the solutions and products that we offer), the Company or our employees (including labor laws and regulations) are implemented or changed. Among these laws and regulations, there are requirements in Israel and other territories in relation to import and export controls, data privacy and protection, anti-bribery and anti-corruption, labor, tax and environmental and social issues. While we make efforts to comply with such requirements, we cannot assure you that we will be fully successful in our efforts. Failure to comply with applicable laws and regulations could result in fines, damages, civil liability and criminal sanctions against us, our officers and our employees and prohibit us from conducting our business and damage our reputation.

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

We are subject to the FCPA, which generally prohibits U.S. companies, as well as foreign companies with a class of securities listed on a national securities exchange in the United States or quoted on the over-the-counter market in the United States, such as us, from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. We operate in parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal policies and procedures will always protect us from improper conduct by our employees, resellers, agents or independent contractors. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition or results of operations. In addition, actual or alleged violations could damage our reputation. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In connection with ongoing implementation of internal controls to comply with applicable anti-corruption laws regarding distributors, resellers and agents, we identified press reports that one of our resellers in Latin America may be subject to local law enforcement investigations concerning price manipulation and corruption in the reseller’s sale of software products to government entities, although the local press reports do not identify us and we have not been able to confirm the investigations or whether any investigations implicate sales of our solutions.  Following our own review of the reseller, we ceased accepting orders from the reseller.

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

The countries and regions in which we have our most significant operations include Latin America, Asia and Africa, and we intend to continue to expand our operations internationally. We sell throughout the world and intend to continue to increase our penetration of international markets. Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. We believe our business may suffer if we are unable to successfully expand into new regions, as well as maintain and expand our existing foreign operations. In addition to risks related to currency exchange rate fluctuations, risks that affect our foreign operations include changes in exchange controls, changes in taxation and potentially adverse tax consequences in operating in certain countries, import limitations, policies and procedures that protect local suppliers, recruitment and retention of foreign employees, export control restrictions, changes in or violations of applicable law or regulations, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, competition in foreign countries, product customization or localization issues, challenges in collection of accounts receivable and longer payment cycles, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Any of these risks could have an adverse effect on our business, results of operations and financial condition.

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

We are subject to extensive government regulations, which if violated, could prohibit us from conducting a significant portion of our business and result in criminal liability.

Regulatory agencies in the countries where we have significant operations may have laws and/or regulations concerning the exporting and importing of security devices, which may restrict sales of certain products to bona fide law enforcement agencies in these countries. If we violate any of these laws or regulations, we may be subject to civil or criminal prosecutions. If we are charged with any such violations, regardless of whether we are ultimately cleared, we may be unable to sell our products.

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

However, such investments and efforts may not be successful, especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability. Our success depends on our ability to effectively and efficiently enhance our existing operations and execute on our growth strategy, balance the extent and timing of investments with the associated impact on expenses and profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale and compete in the new areas or new markets and with the new solutions in which we have invested. If we are unable to effectively and efficiently enhance our existing operations, execute on our growth strategy and properly manage our investments, focus and expenditures, our results of operations and market share may be materially adversely affected.

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

Risks related to Intellectual Property and Data/Systems Security

The products and solutions we sell may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

The technology industry is characterized by frequent allegations of intellectual property infringement. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause shipment delays or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us either with respect to our own intellectual property or intellectual property we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. On November 12, 2015, a lawsuit alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was submitted to the Lod District Court in Israel by a company and an individual against Ability and our controlling shareholders. The amount sought in the lawsuit for registration fee purposes is NIS 5 million (approximately $1.4 million), however the plaintiffs did not specify the amount of the compensation demanded. The plaintiffs allege that certain GSM interception and decryption systems sold by Ability apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demanded that Ability and/or its controlling shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” We may not be successful in defending such litigation, including the pending litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

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

Our headquarters are located in Israel. In addition, all of our senior management and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of April 15, 2018, we had 17 employees based in Israel, certain of whom may be called upon to perform military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Certain of our activities are exempt from Israeli export control under the current export control regime as these activities do not involve the export of Israeli-controlled items from Israel, but rather the sale by us of items of non-Israeli origin to non-Israeli entities, which items are not exported from Israel (these activities are referred to as “Brokerage” under the Israeli Defense Export Control Law, 2007 (the “2007 Law”). This exemption is due to the fact that the chapter of the 2007 Law relating to Brokerage transactions has not entered into force to date. If such chapter were to enter into force and apply to Brokerage transactions (even if such Brokerage does not involve the export of controlled goods from Israel), we may be required to obtain additional licenses or modify our method of doing business in the future. If we are unable to obtain such licenses or modify our method of doing business, our business, results of operations and financial condition could be adversely affected.

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

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2017 was $1.00 = NIS 3.467. We cannot predict any future trends in fluctuation of the exchange rate, if any, of the NIS against the U.S. dollar.

Risks Relating to Incorporation in the Cayman Islands

As we are a Cayman Islands exempted company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers, and our shareholders may face difficulties in protecting their interest and rights through the U.S. federal courts.

We are a Cayman Islands exempted company, and our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Further, we have no agent for service of process within the United States, which would make it difficult for investors to effect service of process in the United States on us or our directors and officers who reside outside the United States, or to recover against us or our directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of U.S. federal securities laws.

Our corporate affairs are governed by our charter documents, consisting of our amended and restated memorandum and articles of association, by the Companies Law (2018 Revision) of the Cayman Islands (as supplemented or amended from time to time) (the “Companies Law”) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors are governed by Cayman Islands law and are different as under statutes or judicial precedent in jurisdictions such as the United States. The common law of the Cayman Islands is derived, in part, from relatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding in the Cayman Islands. In particular, the Cayman Islands has a different body of securities laws compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in the United States. Such differences may mean that our minority shareholders may have less protection than they would have had under the laws of the United States. The less protective nature of such laws in the Cayman Islands may make it more difficult for our shareholders to protect their interests in the face of actions by our management or directors than shareholders of a corporation incorporated in other jurisdictions. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

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

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2017 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our shares.

We will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe we were not a PFIC for 2017. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2018 or for any other taxable year. If we were to be characterized as a PFIC  in any taxable year during which a U.S. shareholder owns our ordinary shares, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder and any gain realized on the sale or other disposition of our shares will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for shares; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall endeavor to timely provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

Certain provisions of our amended and restated memorandum and articles of association may make it difficult for shareholders to change the composition of our board of directors and may discourage, delay or prevent a merger or acquisition that some shareholders may consider beneficial.

Certain provisions of our amended and restated memorandum and articles of association may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our shareholders. The provisions in our amended and restated memorandum and articles of association include, among other things, those that:

●	authorize our board of directors to issue preference shares and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

●	establish advance notice procedures for nominating directors or presenting matters at shareholder meetings; and

●	limit the persons who may call extraordinary general meetings of shareholders.

While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the shareholders may believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

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

We report under the Securities Exchange Act of 1934, or the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their Annual Reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their Annual Report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NASDAQ requirements, which may result in less protection than under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we have elected to follow home country practice in the Cayman Islands with regard to quorum requirements at general meetings of our shareholders. In addition, we have elected to follow our home country law instead of the Listing Rules of the NASDAQ Stock Market that require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may also elect in the future to follow home country practice in the Cayman Islands with regard to the number of independent directors appointed to our board of directors and maintaining compensation and nominating committees of the board of directors. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

Risks Related to our Ordinary Shares and Warrants

Our ordinary shares could be delisted from the NASDAQ Capital Market if we fail to regain compliance with the NASDAQ’s stockholders’ equity continued listing standards on the schedule required by the NASDAQ Capital Market or if our ordinary shares do not regain compliance with NASDAQ’s minimum bid price requirements. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if we are delisted from the NASDAQ Capital Market.

On October 11, 2017, we received notification from the Listing Qualifications Department of The NASDAQ Stock Market (the “Staff”) that we were not in compliance with the minimum bid price requirement set forth in NASDAQ Listing Rule 5550(a)(2). NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share and NASDAQ Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days ended October 10, 2017, we no longer met the minimum bid price requirement. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until April 9, 2018 (the “Minimum Bid Price Compliance Period”), to regain compliance with the minimum bid price requirement.

On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares with a market effective date of March 23, 2018. One of the primary intents for the consolidation was that the anticipated increase in the price of our ordinary shares immediately following and resulting from a reverse stock split due to the reduction in the number of issued and outstanding shares of ordinary shares would help us meet the price criteria for continued listing on the NASDAQ Capital Market. On April 9, 2018, we received a notification from the Staff that we had regained compliance with the NASDAQ Listing Rule 5550(a)(2).

On January 12, 2018, we received a notification from the Staff that we are not in compliance with NASDAQ Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2,500,000 in shareholders’ equity (the “Minimum Shareholders’ Equity Requirement”) or any alternatives to such requirement. In order to maintain our listing on the NASDAQ Capital Market, we submitted a plan of compliance addressing how we intended to regain compliance, which was accepted by the Staff on March 7, 2018. We have until July 11, 2018, to evidence compliance with the Minimum Shareholders’ Equity Requirement.

We believe, based on our current estimate, we will be required to complete one or more offerings that will provide us with gross proceeds of approximately $5 million prior to July 11, 2018, in order to regain compliance with Minimum Shareholders’ Equity Requirement and demonstrate to the Staff that our estimated stockholder’s equity will be at least $2.5 million as of July 11, 2018. Even if the net proceeds from our future capital raises provide us with sufficient stockholders’ equity to regain compliance with the Minimum Shareholders’ Equity Requirement by July 11, 2018, we will be subject to ongoing review for compliance with NASDAQ’s continuing listing requirements, and there can be no assurance that we will continue to remain in compliance with this standard. If we do not regain compliance by July 11, 2018, or fail to remain in compliance anytime thereafter, or if we do not maintain our progress consistent with the plan during the applicable plan period, NASDAQ will initiate delisting proceedings.

Previously, on April 19, 2017, we received notification from the Staff that as a result of the resignation of all of our independent directors from our board of directors in April 2017, we were no longer in compliance with NASDAQ Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e) as the board was no longer comprised of a majority of independent directors nor does it have an audit committee, compensation committee or nominating committee. On May 18, 2017, NASDAQ notified us that we regained compliance following the appointment of Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to our board of directors and the audit, compensation and nominating committees thereof. In addition, on June 6, 2017 we received notification from the Staff that we were not in compliance with the minimum bid price requirement set forth in NASDAQ’s Listing Rule 5550(a)(2). On June 23, 2017, we received a notification from the Staff that we had regained compliance with NASDAQ Listing Rule 5550(a)(2).

If we are delisted from the NASDAQ Capital Market, our ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ordinary shares, it may be extremely difficult or impossible for shareholders to sell their ordinary shares in the United States. Moreover, if we are delisted from the NASDAQ Capital Market, but obtain a substitute listing for our ordinary shares in the United States, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on the NASDAQ Capital Market. Shareholders may not be able to sell their ordinary shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our ordinary shares are delisted from the NASDAQ Capital Market, the price of our ordinary shares is likely to decline. Delisting also could have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. Moreover, if our ordinary shares were delisted from NASDAQ, we will no longer be exempt from certain provisions of the Israeli Securities Law, and therefore will have increased disclosure requirements.

The recent consolidation of our ordinary shares may decrease the liquidity of the shares of our ordinary shares.

The liquidity of our ordinary shares may be affected adversely by the recent 1-10 consolidation of our ordinary shares given the reduced number of shares that were outstanding following the ordinary shares. In addition, the consolidation increased the number of shareholders who own odd lots (less than 100 shares) of our ordinary shares, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

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

A limited public market exists for our securities and we cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market or any other securities exchange or that an active trading market will ever develop for any of our securities.

Our ordinary shares were approved for listing and began trading on the NASDAQ Capital Market under the symbol “ABIL” upon the closing of the Business Combination. An active trading market for our shares has not developed and, even if it does, it may not be sustained. In addition, we cannot assure you that we will be successful in meeting the continuing listing standards of the NASDAQ Capital Market and cannot assure you that our ordinary shares will be listed on a national securities exchange. If an active market for our stock does not develop or is not sustained, it may be difficult for investors to sell their shares without depressing the market price for the shares or at all. Further, an inactive market may also impair our ability to raise capital and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ordinary shares or ordinary shares as consideration.

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, (the “JOBS Act”), and we intend to continue to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Investors may find our ordinary shares less attractive because we rely on such exemptions. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

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

We identified material weaknesses in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2017, as in the prior years 2016 and 2015. See “Item 15. Controls and Procedures.” Due to lack of resources, during 2017, we were unable to implement our remediation plans and expect to have material weaknesses in our internal control over financial reporting for the foreseeable future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

As part of our financial reporting closing process for the year ended December 31, 2015, material weaknesses in our internal control over financial reporting were identified with respect to cut-off procedures relating to expenses, as certain amounts due to two third parties had not been timely expensed, and revenue recognition in multiple element sale transactions had not been properly allocated and timely deferred, which resulted in a restatement of the financial statements in our Annual Report on Form 20-F for the year ended December 31, 2015 and the consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively. Further, it was discovered that certain amounts were outstanding as of December 31, 2015, which could be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002. The outstanding balance was repaid in full by our controlling shareholders. Further, in the year ended December 31, 2015, Ability was a victim of fraud committed by an outside, unrelated third party resulting in an unauthorized outgoing transfer of $0.5 million.

Our management has concluded that our disclosure controls and procedures were ineffective, and due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud or in informing management of all material information in a timely manner in the future.

Our management has concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2017, were ineffective, as in the prior years 2016 and 2015. See “Item 15. Controls and Procedures.” Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

The price of our ordinary shares may be volatile.

The price of our ordinary shares may fluctuate due to a variety of factors, including:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	any adverse outcome in any litigation against us or in the SEC investigation;

●	initiation or settlement of litigation by or against us or the threat of potential litigation;

●	any delisting or threat of delisting from the NASDAQ Capital Market;

●	mergers and strategic alliances in the intelligence gathering and cyber security industries;

●	market prices and conditions in the intelligence gathering and cyber security markets;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

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

Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous tax jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. The international nature of our structure and operations creates uncertainties. Taxes on income for interim periods are based on a forecast of Ability’s reduced tax rate of 14.6% in 2015 and 2016 and a reduced tax rate of up to 16% in 2017 and thereafter with respect to its income generated by its Preferred Enterprise, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss. We may not accurately forecast the various items that comprise the projections.

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

As of the date of this Annual Report, more than 64.6% of our ordinary shares are held by our controlling shareholders, Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer. Consequently, Messrs. Hurgin and Aurovsky may have the ability, either acting alone or jointly, to significantly influence or determine the outcome of specific matters submitted to the general meeting for approval, including amendments to our articles of association and election of members to our board of directors, and may make it difficult for other shareholders to significantly influence the outcome of a general meeting.

On April 9, 2017, we received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all our former independent directors, tendering their resignation as a member of our board of directors and committees thereof, effective immediately. At the time of their resignations, Mr. Dick was Chairman of our board of directors and a member of the audit and compensation committees; Mr. Halevy was a member of the nominating committee; Mr. Malka was a member of the compensation committee; Mr. Moshe was Chairman of the audit committee and Chairman of the nominating committee; and Mr. Singer was Chairman of the compensation committee and a member of the audit and nominating committees. Each of Messrs. Dick, Malka, Moshe and Singer stated in their respective resignation letter that their resignation was due to his approach to risk assessment and management of our affairs not being aligned with that of our founding directors and controlling shareholders, which made them unable to contribute to us in a productive way. Each noted that, in view of the various challenges that we are currently facing, a shared vision and broad cooperation among our controlling shareholders and directors is required and that in view of the foregoing, and especially as they served as a director for only a few months, they do not believe it would be appropriate to continue to serve as a director. Mr. Halevy did not state any reason for his resignation in his resignation letter. Following the resignation of the former independent directors, on May 15, 2017 we appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. However, on June 29, 2017, Levi Ilsar, Eli Polak and Nimrod Schwartz, representing all of our independent directors, tendered their written resignations with immediate effect. Each of Messrs. Ilsar, Polak and Schwartz stated in his respective resignation notice that his resignation was due, among other things, to the lack of cooperation by management which prevented him from fulfilling his duties as an independent director. On July 5, 2017, our board appointed three new independent directors, Avraham Dan, Naftali Granot and Limor Beladev, effective immediately. On July 24, 2017 and October 15, 2017, our board appointed additional independent directors, Brigadier General (Ret.) Yair Cohen and Joseph Tenne, respectively, effective immediately.

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

Under the Business Combination agreement, Messrs. Hurgin and Aurovsky received, among other things, an aggregate of: (i) 1,621,327 of our ordinary shares; (ii) $18,150,000 in cash; and (iii) an additional number of ordinary shares to be issued upon and subject to Ability achieving certain net income targets. See “Item 4A. Information on the Company - History and Development of the Company - Our History - Lock-Up Agreements.” The ordinary shares held by Messrs. Hurgin and Aurovsky are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Messrs. Hurgin and Aurovsky may rely on the exemption from registration provided by Rule 144, if available, in which case, resales must meet the criteria and conform to the requirements of the rule, including compliance with the applicable holding period, volume limitations and availability of current public information. Thus, upon satisfaction of the requirements of Rule 144, Messrs. Hurgin and Aurovsky may sell large amounts of our shares in the open market or in privately negotiated transactions, which could have the effect of increasing volatility in our share price or putting significant downward pressure on the price of our shares.

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

Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” We are now a holding company operating through our wholly-owned subsidiaries Ability and ASM. Upon the closing of the Business Combination, our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the OTC Pink under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since January 12, 2016 under the symbol “ABIL.”

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

In the Redomestication Merger, Holdco issued one ordinary share for each outstanding share of Cambridge and as of the closing of the Redomestication Merger, each outstanding warrant of Cambridge automatically represents the right to purchase one ordinary share of Holdco in lieu of one share of Cambridge common stock. Additionally, upon consummation of the Business Combination, (i) the holders of outstanding unit purchase options of Cambridge, which represented the right to acquire up to 420,000 ordinary shares and 420,000 warrants of Cambridge, exchanged such unit purchase options for an aggregate of 150,000 ordinary shares of Holdco and (ii) the holder of outstanding promissory notes of Cambridge converted the entire principal amount of notes into an aggregate of 35,000 ordinary shares and 35,000 warrants of Holdco in accordance with the terms of such promissory notes. Upon consummation of the Redomestication Merger, holders of 213,676 shares of Cambridge common stock sold in its initial public offering converted those shares, at their election, to cash at a conversion price of approximately $101.0 per share, or an aggregate of approximately $21.6 million. The aggregate conversion price was paid out of Holdco’s trust account, which had a balance immediately prior to the closing of the Business Combination of approximately $81.3 million. Of the remaining funds in the trust account: (i) approximately $2.0 million was used to pay Ability’s transaction expenses in connection with the Business Combination, (ii) $18.1 million was used to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, as described below, (iii) $11.9 million is being reserved and was deposited in escrow for the put option of Messrs. Hurgin and Aurovsky, as described below, (iv) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, (v) $0.9 million was used to purchase 16% of the shares in ASM from Eyal Tzur, as described below, and (vi) the balance of approximately $19 million was released to Ability.

In connection with the Share Exchange, as consideration for their outstanding ordinary shares of Ability, Messrs. Hurgin and Aurovsky received an aggregate of 1,621,327 of our ordinary shares and $18.1 million in cash. In addition, Messrs. Hurgin and Aurovsky have (or had) the right to receive an additional number of our ordinary shares to be issued upon and subject to us achieving certain net income targets in the fiscal years ending December 31, 2015, 2016, 2017 and 2018, as set forth in table below.

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

Under the Merger Agreement, in the event that the 2015 net income target is not achieved but the 2016 net income target is achieved, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the ordinary shares required to be issued by us as a result of us achieving the 2016 net income target, the ordinary shares relating to the 2015 net income target. In addition, if the 2015 net income target is not achieved and net income is less than ninety percent (90%) of the 2015 net income target but net income for 2016 is ninety percent (90%) or more of the 2016 net income target, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the pro rata of ordinary shares relating to the 2016 net income target, such number of our ordinary shares for 2015 based on the same percentage of net income for 2016 as compared to the 2016 net income target. The net income targets for 2015, 2016 and 2017 were not achieved.

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

The following table sets forth the net income targets and the number of our ordinary shares issuable upon the achievement of such targets:

		Number of Ordinary Shares
Year Ending December 31,	Net Income Target	Messrs. Hurgin and Aurovsky	Migdal Underwriting & Business Initiatives Ltd	Eyal Tzur	Total
2015	$27,000,000	338,400	10,800	10,800	360,000
2016	$40,000,000	173,900	5,550	5,550	185,000
2017	$60,000,000	188,000	6,000	6,000	200,000
2018	$80,000,000	94,000	3,000	3,000	100,000

Under the Merger Agreement, each of Messrs. Hurgin and Aurovsky had the right, on one occasion during January 1, 2018 through March 1, 2018 (the “Put Option Period”),  to put to us all or part of his pro rata portion of 117,327 of our ordinary shares that he received in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. Pursuant to an escrow agreement dated December 23, 2015 among the Company, Anatoly Hurgin and Alexander Aurovsky (together as shareholders) and the Bank Leumi Le-Israel Trust Company Ltd. as escrow agent, $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by us at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised. On November 13, 2017, the parties amended the escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021.

Indemnity Escrow Agreement

Of our ordinary shares issued to Messrs. Hurgin and Aurovsky as consideration for the Share Exchange, an aggregate of 94,852 of such shares (the “Escrow Shares”) were placed in escrow at the closing of the Business Combination pursuant to an indemnity escrow agreement, dated as of December 23, 2015 (the “Indemnity Escrow Agreement”), by and among us, Messrs. Hurgin and Aurovsky, Mr. Ben Gordon in his capacity as a representative of ours (the “Company Representative”) and Continental Stock Transfer & Trust Company, as escrow agent. The Escrow Shares were set aside to fund post-closing indemnification claims related to breaches of representations and warranties made by, or breaches of covenants and other obligations of, Ability in the Merger Agreement. The Escrow Shares are our sole and exclusive remedy for our rights to indemnification under the Merger Agreement. No indemnification claims are payable from the Escrow Shares until the aggregate amount of our damages exceeds a $1,500,000 deductible. Once the aggregate amount of our damages exceeds such $1,500,000 deductible, all our damages in excess of such amount are reimbursable, subject to certain exceptions. According to the Indemnity Escrow Agreement, on December 23, 2016, fifty percent (50%) of the Escrow Shares were to be released to Messrs. Hurgin and Aurovsky, less amounts previously applied in satisfaction of, or reserved with respect to indemnification claims made prior to that date. The remaining Escrow Shares would be released on the date that is the earlier of (x) June 23, 2017 and (y) the thirtieth (30th) day after we file our Annual Report on Form 20-F for the year ended December 31, 2016 with the SEC.

Pursuant to a tolling agreement, dated as of November 30, 2016, by and among us, Messrs. Hurgin and Aurovsky, the Company Representative and the Escrow Agent, as amended on June 23, 2017, Messrs. Hurgin and Aurovsky agreed to delay the release of the Escrow Shares until December 31, 2017 in order to, among other things, allow our board of directors or an authorized committee thereof an opportunity to review certain specified claims, including certain restatements of our financial reports filed with the SEC, certain alleged discrepancies between our financial projections and our actual results, certain of our disclosures provided to investors relating to our pipeline and backlog and certain of our disclosures related to ULIN.

JV Share Purchase Agreement

In connection with and as a condition to the consummation of the Merger Agreement, Cambridge, Holdco, Ability, Messrs. Hurgin and Aurovsky, ASM and Eyal Tzur, ASM’s sole shareholder, entered into a share purchase agreement (the “JV Share Purchase Agreement”), dated as of September 6, 2015, pursuant to which (a) at the closing of the Business Combination, Holdco purchased 16 shares, or 16%, of ASM for $900,000 in cash and (b) Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 48,000 of our ordinary shares, plus 3% of any earn-out consideration (i.e., the net income shares) that may otherwise become payable to Messrs. Hurgin and Aurovsky under the terms of the Merger Agreement following the consummation of the Business Combination. If this right was not exercised by Mr. Tzur, then we had the right exercisable during the 90 days immediately following the put option period, to call all, but not less than all, of the remaining ASM shares in exchange for 43,200 of our ordinary shares. The parties entered into an escrow agreement, pursuant to which all of the shares of ASM, other than those purchased at the closing of the Business Combination, were placed in escrow to secure the obligations of Mr. Tzur under the terms of the JV Share Purchase Agreement prior to exercise of the put or call rights thereunder. In addition, the parties entered into an escrow agreement with respect to our ordinary shares issuable to Mr. Tzur upon exercise of the put or call rights, under which (a) all of the up to 48,000 ordinary shares issuable to him upon exercise of such rights were placed in escrow at the closing of the Business Combination and (b) 5% of any such ordinary shares issued to him upon exercise of the put or call right shall be held in escrow for not less than one year following closing of the put or call right to secure his indemnification obligations under the JV Share Purchase Agreement. On January 24, 2016, Mr. Eyal Tzur exercised his put option, as a result of which 48,000 of our ordinary shares were released from escrow to Mr. Tzur, and ASM became our wholly-owned subsidiary. Upon the closing of the Business Combination, the JV Share Purchase Agreement was terminated while maintaining its terms for the existing projects.

Lock-Up Agreements

At the closing of the Business Combination, Messrs. Hurgin and Aurovsky entered into lock-up agreements pursuant to which they agreed not to sell any of our ordinary shares that they received as a result of the Business Combination (subject to limited exceptions) until the second anniversary of the closing of the Business Combination.

Principal Capital Expenditures and Divestitures

We have not had material commitments for capital expenditures and divestitures as of December 31, 2017, 2016 and 2015.

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

Founded in 1994, Ability has 17 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA/UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

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

Cellular Interception and Geolocation

ULIN

ULIN (Ultimate Interceptor), which was introduced in November 2015, is we believe to be the first-to-market SaaS strategic system for interception and geolocation in GSM, UMTS and LTE cellular networks. Unlike any other strategic lawful interception system known to us, ULIN does not require, in most cases, the involvement of mobile network operators. Unlike tactical interception systems, ULIN does not need to be in the vicinity of intercepted targets. In most instances, ULIN requires only the mobile device’s phone number or IMSI to start the interception, however, there are some network operators for which ULIN is currently not capable of intercepting cellular communication. ULIN detects dialing/dialed phone numbers and provides the geographic location of participating mobile devices. ULIN incorporates our legacy Hunter geolocation solution. All our ULIN sales are based on a reseller agreement granting us a worldwide exclusive right to sell ULIN, which automatically terminates in October 2018 and may be terminated by either party under certain specific circumstances. See “Item 4. Information on the Company - Business Overview - Manufacturing and Suppliers” for a description of the agreement.”

ULIN represents a new technological approach to cellular interception and provides operational capabilities that we believe did not previously exist, primarily the ability to intercept cellular communications without the need to be in the vicinity of intercepted targets. During the year ended December 31, 2016, we completed our first ULIN sale, and in January 2018 we completed an additional sale. While we have seen significant interest in ULIN and its advanced capabilities, we believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. For additional information, see “Item 3D. Risk Factors - Key Information -Our revenues depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.” and “Item 5D. Operating and Financial Review and Prospects - Trend Information.”

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

On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual against Ability and our controlling shareholders. The lawsuit amount for registration fee purposes is NIS 5 million (approximately $1.4 million), however the plaintiffs did not specify the demanded compensation amount. The plaintiffs allege that certain of Ability’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demand that Ability and or its shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. For additional information see “Item 3D. Key Information - Risk Factors - Intellectual Property and Data/Systems Security - The products and solutions we sell may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer” and “Item 8A. Consolidated Statement and Other Financial Information - Legal Proceedings”. Defending against infringement claims or other intellectual property claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of the products in our portfolio or to liabilities for damage and may be required to obtain licenses which may not be available or available on reasonable terms.

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

The following unaudited table presents our revenues for the years ended December 31, 2017, 2016 and 2015 by geographical region.

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2017	2016	2015
Asia	$555	$9,230	$8,373
Latin America	754	5,320	34,603
Europe	210	1,750	495
Israel(1)	1,325	—	8,365
Other	128	208	315
Total	$2,972	$16,508	$52,151

(1)	Sales in Israel during 2017, 2016 and 2015 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 45%, 0% and 16% of revenues during such periods, respectively.

For the years ended December 31, 2017, 2016 and 2015, one significant reseller accounted for 45%, 47% and 66% of our revenues, respectively, and one other reseller in each such fiscal period accounted for 25%, 32% and 13% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future.

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

Selling and Marketing

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

Our wholly-owned subsidiary, ASM, an Israeli company registered with the Israeli Defense Export Controls Agency as a certified exporter, promotes and executes sales of our solutions that involve technologies controlled by the Israeli Defense Export Controls Agency. In October 2013, Ability entered into a joint venture agreement with ASM, pursuant to which ASM exclusively provided contract management services to Ability. At the closing of the Business Combination, we acquired 16% of ASM from Eyal Tzur, formerly ASM’s sole shareholder, and Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 48,000 of our ordinary shares and, if same was not exercised by Mr. Tzur, then, we had the right exercisable during the 90 days immediately following the foregoing option period, to purchase all of the remaining ASM shares in exchange for 43,200 of our ordinary shares. On January 24, 2016, Mr. Eyal Tzur exercised the foregoing put option, as a result of which ASM became our wholly-owned subsidiary, in exchange for 48,000 of our ordinary shares that were released from escrow to Mr. Tzur. Upon the closing of the Business Combination, the joint venture agreement was terminated.

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

Manufacturing and Suppliers

During the years ended December 31, 2017, 2016 and 2015, expenses incurred with respect to our three largest suppliers comprised 27%, 72% and 70% of our cost of revenues, respectively, and one supplier accounted for 17%, 40% and 43% of our costs of revenues in such periods, respectively.

On October 20, 2015, we entered into an agreement with a third party supplier who develops and licenses ULIN. This agreement may account for a significant portion of our vendor costs, see “Item 5F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations,” as well as a significant part of our revenues, see “Item 3D. Key Information - Risk Factors - Our revenues depend on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited” and “Item 3D. Key Information - Risk Factors - ULIN sales are depended on a reseller agreement with one supplier, which automatically terminates in October 2018.” According to the agreement, the supplier (an unrelated company) granted us an exclusive and non-transferable right and license to market, promote, advertise, sell and distribute its products, none of which is sold or marketed under the supplier’s trademark, directly to customers worldwide in consideration for 50% of our revenue relating to those sales, net of commissions. The agreement provides for minimum annual sales of ULIN by Ability in the amount of $10 million revenues, net of commissions. If we do not satisfy this minimum commitment at the end of any contract year, we are required to pay such supplier a 15% penalty against any shortfall, up to a maximum penalty of $1.5 million per year. Under the agreement, we are required to pay the supplier $125,000 each month on account of the minimum commitment (which may be set-off against any sales over the duration of the three-year contract term). The agreement has a three year term and automatically terminates in October 2018, and may be terminated by a party in case of the other party’s material breach, bankruptcy, insolvency, creditor assignment, liquidation, receivership or loss of control of all or substantially all of its business. We may not be able to extend the agreement or may not be able to do so on terms favorable to us. Further, during the term of the agreement, we must obtain the supplier’s consent to, among other things, manufacture, sell or market any product which competes with ULIN.

During the year ended December 31, 2016, we completed our first ULIN sale, and in January 2018 we completed an additional sale. In connection with the first ULIN sale the supplier waived its right to receive its payment equal to the excess of the 50% of the net revenues, in order to support marketing efforts of ULIN in the relevant region.

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

Our quality management system is certified under the ISO 9001:2015 standards promulgated by the International Organization for Standardization for assembling (installation) of interception systems.

Export Control Regulatory Matters

General

We and some of our suppliers are subject to export control regulations in countries from which they export goods and services. These controls may apply by virtue of the country from which the products or components are exported. If the export controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question as well as the identity of the end user.

Applicable Israeli Laws

Israeli Defense Export Regime. The Israeli Defense Export Control Law, 2007 (the “2007 Law”) regulates the marketing and export of certain defense equipment, software, technology, services and the transfer of defense know-how (collectively, “Defense Products”), taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel. The 2007 Law provides that the marketing, sale and export of Defense Products require a license from the Israeli Ministry of Defense (“IMOD”) via the Israeli Defense Export Controls Agency (“DECA”). These licenses are issued by the IMOD for a certain period of time and are non-transferable. Fines and criminal sanctions may be imposed for non-compliance with the 2007 Law. The 2007 Law also includes the regulation of brokerage activity relating to Defense Products; however, these regulations have not been implemented, as required, by executive order, and therefore have not entered into force to date. The IMOD issued the Export Control Order (Military Equipment), 2008, which lists all of the items that are controlled pursuant to the 2007 Law. The Ministry of Economy (“MOE”) has also promulgated the Export Control Order (Dual-Use Controlled Equipment), 2008 (the “Dual Use Order”), which refers to commercial items that may also be used for either military or defense purposes. The export of all these items are ordinarily regulated by the MOE, except in the case of government end-users, in which case the IMOD (DECA) regulates the marketing and export of such items. The Dual Use Order also incorporates annually the updated lists from Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies.

Israeli Encryption Order. Our activities may also be subject to the Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974, as amended in 1998 (the “Encryption Order”) and the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Items) 1974, as amended in 1998 (the “Declaration”), both of which were issued under the authority of the Minister of Defense derived from the Law Governing the Control of Commodities and Services, 1957 (the “1957 Law,” and collectively, the “Encryption Order”). The Encryption Order regulates all activities relating to encryption and decryption in Israel and/or by Israelis, including the development of encryption technology, as well as the marketing, import, export, sale and license of encryption products.

Applicable Export Practices

Overview. ASM, a wholly-owned subsidiary of ours, is an Israeli company registered with DECA as a certified exporter. Our solutions that are subject to export control pursuant to the 2007 Law, as well as the Dual Use Order, are marketed, sold and exported exclusively by ASM. Notwithstanding the foregoing, Ability and ASM apply directly to IMOD for encryption permits, as required.

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

We are a holding company operating through our wholly-owned subsidiaries, Ability and ASM, both Israeli companies.

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

We do not own any real property. We have entered into lease agreements for our headquarters and laboratory, each on the 7th floor of 14 Yad Harutzim Street, Tel Aviv, Israel, and installation and our quality assurance facility at 10/28-30 HaAvoda Street, Ariel, Israel.

The lease details are as follows:

Headquarters: 4300 square feet. The term of the lease was originally from December 1, 2012 through November 30, 2017, with an option to extend for an additional 60 months. The rent for the headquarters is NIS 25,000 (approximately $7,210) per month.

Laboratory: 3,875 square feet. The term of the lease was originally from May 1, 2015 through November 30, 2017, with an option to extend for 60 months. The rent for the laboratory is NIS 16,350 (approximately $4,715) per month.

Both options of the headquarters and laboratory leases were exercised on terms of monthly rent in the aggregate amount of NIS 44,430 (approximately $12,815), for additional five years, up to November 30, 2022.

Installation and Quality Assurance Facility: 645 square feet. The initial term of the lease was from August 15, 2015 through August 15, 2016 and the term was extended until August 15, 2018. We have an option to extend the lease until August 15, 2019. The monthly rent for the facility for the initial term and the option period is NIS 5,000 (approximately $1,442).

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

The audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 in this Annual Report have been prepared in accordance with U.S. GAAP.

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

Founded in 1994, Ability has 17 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications. Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

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

The Business Combination was accounted for as a reverse merger, whereby Cambridge is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Ability comprising the ongoing operations of the combined company, Ability’s senior management comprising the senior management of the combined company and Ability’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Ability issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Ability; therefore, the historical consolidated financial statements presented are the historical consolidated financial statements of Ability and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

Historically, Ability’s financial statements include the financial information of ASM, which was viewed as a variable interest entity of Ability prior to our acquisition of the remaining 84% of the shares of ASM in January 2016. For additional information, see Note 1 to the audited consolidated financial statements for the year ended December 31, 2017 included elsewhere in this Annual Report.

Restatement of Previous Financial Statements

In our Annual Report on Form 20-F for the year ended December 31, 2015, our consolidated financial statements for the year ended December 31, 2015, our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended were restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in the years ended December 31, 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in the years ended December 31, 2014, 2013 and 2012; and previously unrecognized commissions due to a third party on cost of revenues that were recognized in the year ended December 31, 2014.

We conducted an internal investigation, overseen by our audit committee, into the facts and circumstances surrounding the restatement. The audit committee was assisted by external consultants. The SEC subsequently sent a subpoena requesting, among other things, information regarding the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. See the risk factor “We are under an investigation by the SEC, which could divert management’s focus, result in substantial investigation expenses, monetary fines and other possible remedies and have an adverse impact on our reputation and financial condition and results of operations.” and “Item 8 Financial Information – Legal Proceedings”.

Summary of Critical Accounting Policies

The preparation of consolidated financial statements in conformity with GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition and income taxes. Estimates, by their nature, are based upon judgments and information currently available to us. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue recognition

We generate revenues from sales of products, which include hardware, software, connection to supportive infrastructure, integration services, training and warranty, as well as revenues from Software as a Service, or SaaS. We sell products and provide services directly to end users and resellers and also participate as a subcontractor of prime contractors in joint projects and as a prime contractor in projects with resellers.

Products and Services. Revenues from sales of products of which the final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, are recognized when we delivered the products to the customer and received final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured. Revenues from sales of services are recognized ratably in the period in which the services are rendered. Services generally include connection to a networked infrastructure for a period of at least one year.

Projects. Revenues from projects are recognized upon final acceptance from the customers as such acceptance deemed substantive.

Under such method, costs are accumulated on the balance sheet until final acceptance is received. Similarly, amounts billed to customers are also deferred until final acceptance received. To the extent that the amount of accumulated costs exceeds the amount of advance (or progress) payments received or billed by us, the excess should be reflected on the balance sheet as a current asset, separated from inventory. To the extent that the amount of advance (or progress) payments received or billed by us exceeds the amount of accumulated costs, the excess is reflected as a liability on the balance sheet.

In instances where revenues are derived from sales of third party vendors’ products or services, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues when we have the following indicators for gross reporting: (i) we are the primary obligor of the sales arrangements; (ii) we are subject to inventory risks of physical loss; (iii) we have latitude in establishing prices; and (iv) we have discretion when selecting suppliers and assume credit risks on receivables from customers.

SaaS Revenues. Our SaaS multiple-element arrangements are typically comprised of subscription and support fees from customers accessing our software and set-up fees. We do not provide the customer the contractual right to take possession of the software at any time during the hosting period under these arrangements. We recognize revenue for subscription and support services over the arrangement period originating when the subscription service is made available to the customer and the contractual hosting period has commenced.

Usage based fees. Revenues are recognized in the period in which subscribers use the related services.

Other Multiple elements arrangements. When a sale arrangement contains multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence (“TPE”), if VSOE is not available, or estimated selling price (“ESP”), if neither VSOE nor TPE is available. We establish VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, we attempt to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy typically differs from that of our peers and our offerings contain a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, we are typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which we offer products for sale. The determination of ESP is based on the application of significant judgment in evaluating such factors.

Income Taxes

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

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2n to the audited consolidated financial statements for the year ended December 31, 2017 included elsewhere in this Annual Report.

A.	Results of Operations

The following table sets forth a summary of our operating results:

(U.S. dollars; in thousands, except per share data)	Year Ended December 31,
	2017	2016	2015
Revenues	$2,972	$16,508	$52,151
Cost of revenues	2,957	8,617	29,654
Gross profit	15	7,891	22,497
Selling and marketing expenses	3,033	5,323	3,305
General administrative expenses	6,016	9,662	469
Operating income (loss)	(9,034)	(7,094)	17,875
Financial expenses (income), net	77	(127)	99
Income (loss) before income taxes	(9,111)	(6,967)	17,776
Income tax expenses	-	1,086	3,023
Net and comprehensive income (loss)	$(9,111)	$(8,053)	$14,753
Basic and diluted income (loss) per share (1)	$(3.71)	$(3.27)	$6.00

(1)

On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares, with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

Year ended December 31, 2017, compared to year ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $3 million, a decrease of $13.5 million, or 82%, compared to total revenues of $16.5 million for the year ended December 31, 2016.

The table below sets forth Ability’s revenues by geographical regions for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2017	2016
Asia	$555	$9,230
Latin America	754	5,320
Europe	210	1,750
Israel (1)	1,325	—
Other	128	208
Total	$2,972	$16,508

(1)	Sales in Israel during 2017 and 2016 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 45% and 0% of revenues during such periods, respectively.

Revenues for the years ended December 31, 2017 and 2016 were primarily attributed to sales of legacy tactical cellular interception systems and during the year ended December 31, 2016, we completed one ULIN sale to a reseller in Latin America (which was our first ULIN sale), the revenues for which were recognized ratably over a one year period commencing September 2016. The decrease in revenues for the year ended December 31, 2017 was primarily due to the ongoing transition to a revenue stream more focused on ULIN, which we introduced in November 2015 and due to the fact that during the year ended December 31, 2017 we suspended recognizing revenues from one of our customers due to collectability issues which resulted in lower revenues than anticipated.

We expected that ULIN would be a major growth driver of our revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, during the year ended December 31, 2016, we only completed one ULIN sale (which was our first ULIN sale), and in January 2018 we completed an additional sale. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs, compared to other tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all).

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

Cost of Revenues

Cost of revenues for the year ended December 31, 2017 were $3 million, a decrease of $5.6 million, or 66%, compared to cost of revenues of $8.6 million for the year ended December 31, 2016. The decrease in cost of revenues was primarily due to decreased costs for components for our solutions corresponding to the decrease in revenues year over year.

Gross Profit

Gross profit for the year ended December 31, 2017 was $15,000, a decrease of $7.9 million, compared to gross profit of $7.9 million for the year ended December 31, 2016. Gross profit as a percentage of total revenues decreased to 0.5% for the year ended December 31, 2017, compared to 48% for the year ended December 31, 2016, primarily due to the significant lower revenue year over year.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2017, were $3.0 million, a decrease of $2.3 million, or 43%, compared to $5.3 million for the year ended December 31, 2016. The decrease in selling and marketing expenses was primarily due to reduced commission of $1.0 million as a result of the lower revenue year over year, $0.5 million of expense on account of our minimum commitment under the agreement with the ULIN supplier (during the year ended December 31, 2016 we recorded $0.4 million for the fourth quarter of 2015 which was initially recorded as current assets as of December 31, 2015 and subsequently allocated to selling and marketing expenses in the absence of substantial ULIN sales that could be offset against the minimum commitment amount), and $0.5 million accrual on account of a discretionary bonus to one of our sales executives that was recorded during the year ended December 31, 2016.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2017 were $6.0 million, a decrease of $3.6 million, or 38%, compared to $9.7 million for the year ended December 31, 2016. The decrease in general and administrative expenses was primarily due to a $2.0 million refund in connection with the Discharge Agreement (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” below for additional information), that was received in February 2018 and due to an additional $2.0 million for a provision that was recorded during the year ended December 31, 2016 on account of an approved arbitration settlement (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” below for additional information) that was not recorded in the year ended December 31, 2017.

Operating Loss

We had an operating loss of $9.0 million for the year ended December 31, 2017, an increase of $1.9 million, or 27%, compared to operating loss of $7.1 million for the year ended December 31, 2016. The increase in the operating loss was primarily due to the $13.5 million decrease in revenues, partially offset by a decrease of $5.6 million in cost of revenues, $2.3 million in selling and marketing expenses and $3.6 million in general and administrative expenses.

Financial Expenses (Income), Net

Financial expenses, net for the year ended December 31, 2017, was $77,000, an increase of $204,000 compared to financial income, net of $127,000 for the year ended December 31, 2016. The change in financial expenses (income), net, related primarily to fluctuations in the exchange rate between the U.S. dollar and the New Israeli Shekel.

Income Tax Expenses

There were no income tax expenses for the year ended December 31, 2017 compared to $1.1 million for the year ended December 31, 2016. We did not record any tax expenses during the year ended December 31, 2017, as we applied a full valuation allowance for the deferred tax assets primarily on account of the accumulated deficit as of December 31, 2017, as a result of the substantial doubt about our ability of our company to continue as a going concern (see “Item 3D. Key Information - Risk Factors - Risks Related to our Business and Our Financial Position - “The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.” and Note 1f to the audited consolidated financial statements for the year ended December 31, 2017 included elsewhere in this Annual Report). The income tax expense during the year ended December 31, 2016 consisted of a one-time tax expense of $1.1 million that we incurred in connection with a tax assessment agreement for the three years ended December 31, 2014, reached on May 30, 2016, between the Israel Tax Authority and Ability. In addition, we applied a full valuation allowance for the deferred tax assets previously recorded due to the reason mentioned above.

Net and Comprehensive Loss

Net and comprehensive loss was $9.1 million, or a loss of $3.71 per basic and diluted share, for the year ended December 31, 2017, an increase of $1.0 million, compared to net and comprehensive loss of $8.1 million, or loss of $3.27 per basic and diluted share, for the year ended December 31, 2016. The increase in net and comprehensive loss was primarily due to the $1.9 million increase in operating loss and $0.2 million in financial expenses, net, partially offset by the decrease of $1.1 million in income tax expenses.

Year ended December 31, 2016, compared to year ended December 31, 2015

Revenues

Revenues for the year ended December 31, 2016 were $16.5 million, a decrease of $35.7 million, or 68%, compared to total revenues of $52.2 million for the year ended December 31, 2015.

The table below sets forth Ability’s revenues by geographical regions for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2016	2015
Asia	$9,230	$8,373
Latin America	5,320	34,603
Europe	1,750	495
Israel (1)	—	8,365
Other	208	315
Total	$16,508	$52,151

(1)	Sales in Israel during 2016 and 2015 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 0% and 16% of revenues during such periods, respectively.

Revenues for the years ended December 31, 2016 and 2015 were primarily attributed to sales of legacy tactical cellular interception systems and during the year ended December 31, 2016, we completed one ULIN sale to a Latin American reseller (which was our first ULIN sale), the revenues for which were recognized ratably over a one year period commencing September 2016. The decrease in revenues for the year ended December 31, 2016 was primarily attributable to the project-oriented nature of our business and the completion of a number of large projects in Latin America and Israel in year ended December 31, 2015, as well as the ongoing transition to a revenue stream more focused on ULIN, which we introduced in November 2015. We expected that ULIN would be a major growth driver of our revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, we had only completed one ULIN sale as of December 31, 2016 (which was our first ULIN sale). We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions.

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

Cost of Revenues

Cost of revenues for the year ended December 31, 2016 were $8.6 million, a decrease of $21.1 million, or 71%, compared to cost of revenues of $29.7 million for the year ended December 31, 2015. The decrease in cost of revenues was primarily due to decreased costs for components for our solutions corresponding to the decrease in revenues in the year and also due to reduced cost of revenues in connection with the first sale of ULIN in the year ended December 31, 2016, due to the waiver of the ULIN supplier to its right to the excess of the 50% of the net revenues generated from such sale over the annual $1.5 million minimum commitment amount such supplier was entitled to.

Gross Profit

Gross profit for the year ended December 31, 2016 was $7.9 million, a decrease of $14.6 million, or 65%, compared to gross profit of $22.5 million for the year ended December 31, 2015. Gross profit as a percentage of total revenues increased to 48% for the year ended December 31, 2016, compared to 43% for the year ended December 31, 2015, primarily due to the absence of cost of revenues in connection with the first sale of ULIN in the year ended December 31, 2016, due to the waiver of the ULIN supplier to its right to the excess of the 50% of the net revenues generated from such sale over the annual $1.5 million minimum commitment amount such supplier was entitled to.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2016, were $5.3 million, an increase of $2.0 million, or 61%, compared to $3.3 million year ended December 31, 2015. The increase in selling and marketing expenses was primarily due to the $1.9 million expense on account of our minimum commitment under the agreement with the ULIN supplier (including $1.5 million for the year ended December 31, 2016 and $0.4 million for the fourth quarter of 2015 which was initially recorded as current assets as of December 31, 2015 and subsequently allocated to selling and marketing expenses in the absence of substantial ULIN sales that could be offset against the minimum commitment amount) and a $0.5 million accrual on account of a discretionary bonus to one of our sales executives, which was partially offset by a decrease in commissions accrued on revenues for the year ended December 31, 2016 due to the decrease in revenues year over year.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2016 were $9.7 million, an increase of $8.4 million, or 634%, compared to $1.3 million for the year ended December 31, 2015. The increase in general and administrative expenses was primarily due a $8.3 million increase in legal and professional services fees, including $2.6 million of legal expenses incurred in connection with the internal investigation we conducted that was overseen by our audit committee, as well as a $2.0 million provision recorded on account of an approved settlement in connection with a legal proceeding and related legal expenses.

Operating Income

We had an operating loss of $7.1 million for the year ended December 31, 2016, a decrease of $25.0 million, compared to operating income of $17.9 million for the year ended December 31, 2015. The decrease in operating income was primarily due to the $35.7 million decrease in revenues and the increase of $2.0 million in selling and marketing expenses and $8.4 million in general and administrative expenses, partially offset by the $21.1 million decrease in cost of revenues.

Financial Expenses (Income), Net

Financial income, net for the year ended December 31, 2016, was $127,000, an increase of $226,000 compared to financial expenses, net of $99,000 for the year ended December 31, 2015. The change in financial expenses (income), net, related primarily to fluctuations in the exchange rate between the U.S. dollar and the New Israeli Shekel.

Income Tax Expenses

Income tax expenses for the year ended December 31, 2016 were $1.1 million, a decrease of $1.9 million, compared to $3.0 million for the year ended December 31, 2015. This decrease was primarily due to the loss before income taxes we incurred for the year ended December 31, 2016. The 2016 income tax expenses consist of a one-time tax expense of $1.1 million that we incurred for the year ended December 31, 2016, in connection with a tax assessment agreement for the three years ended December 31, 2014, reached on May 30, 2016, between the Israel Tax Authority and Ability. In addition, we applied a full valuation allowance for the deferred tax assets previously recorded, primarily on account of the net loss in the current period, as a result of the substantial doubt about our ability to continue as a going concern (see “Item 3D. Key Information - Risk Factors - Risks Related to our Business and Our Financial Position - “The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.” and Note 1.f. to the audited consolidated financial statements for the year ended December 31, 2016 included elsewhere in this Annual Report).

Net and Comprehensive Income (Loss)

Net and comprehensive loss was $8.1 million, or a loss of $3.27 per basic and diluted share, for the year ended December 31, 2016, a decrease of $22.9 million, compared to net and comprehensive income of $14.8 million, or income of $6.0 per basic and diluted share, for the year ended December 31, 2015. The decrease in net and comprehensive income (loss) was primarily due to the $25 million decrease in operating income, partially offset by the decrease of $0.2 million in financial expense (income) and $1.9 million in income tax expenses.

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

Preferred Enterprise Program

We are managed and controlled from Israel and are considered by the Israel Tax Authority as a company domiciled in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes. The Israeli corporate tax rate was 26.5% in 2014 and 2015. Beginning January 1, 2016, the Israeli corporate tax rate was reduced to 25%, beginning January 1, 2017 the corporate tax rate was reduced to 24% and beginning January 1, 2018 the corporate tax was reduced to 23%. Under the Investment Law, Ability expects to be eligible for certain tax benefits provided to “Preferred Enterprises,” including a reduced tax rate of 14.6% in 2015 and 2016 and a reduced tax rate, not yet determined (but up to 16%), in 2017 and thereafter, with respect to taxable income generated by the Preferred Enterprise. All other taxable income will be subject to the standard Israeli corporate tax rate. See “Item 10E. Additional Information – Taxation – Israeli Taxation” and “Item 3D. Key Information – Risk Factors – Risks Relating to our Operations in Israel” for further details.

B.	Liquidity and Capital Resources

Liquidity

As of December 31, 2017, we had an accumulated deficit of $18.0 million, cash and cash equivalents of $1.9 million and a negative working capital of $556,000, compared to accumulated deficit of $8.9 million, cash and cash equivalents of $11.8 million and working capital of $8.4 million as of December 31, 2016. Due to a significant decline in revenues and an increase in legal and professional services fees, we have suffered losses from operations, and we have an accumulated deficit that, among other reasons, raises substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, in their report on our audited financial statements for the year ended December 31, 2017 expressed substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, increase in sales, the controlling shareholders’ financial support of us, a decrease in litigation costs, our ability to remain listed on the NASDAQ Capital Market and favorable resolution of the pending lawsuits and SEC investigation. We expect to continue incurring losses and negative cash flows from operations in the foreseeable future. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we only have sufficient cash on our balance sheet to finance our operations for a period of up to two months from the date of filing of this Annual Report. On April 11, 2018, we obtained a six-month bank line of credit of NIS 11 million ($3.1 million) secured by our controlling shareholders, Anatoly Hurgin, who is also our Chief Executive Officer and Chairman, and Alexander Aurovsky, who is also our Chief Technology Officer and a director. If we utilize the line of credit in full, we estimate that this will finance our operations for a further four to six months.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability. Additionally, we plan to raise capital through the sale of equity securities or debt and settling certain of the lawsuits that are pending.

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking (the “Undertaking’) for our benefit. According to the Undertaking, Messrs. Hurgin and Aurovsky agreed to make available to us from, March 1, 2018, a $3 million line of credit or loan in favor of ASM. The Undertaking provides that the term of the line of credit or loan is to be for a period of no less than six months. The line of credit or loan will not bear any interest and Messrs. Hurgin and Aurovsky may not demand repayment, reduce or otherwise impair the line of credit or the loan. The Undertaking further provides that at the end of the term of the line of credit or loan, the board of directors will determine whether repayment of the line of credit or loan will compromise our ability to meet our obligations. Messrs. Hurgin and Aurovsky undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the board of directors with respect to the necessity of the support of Messrs. Hurgin and Aurovsky. As described above, on April 11, 2018, we obtained a six-month line of credit from an Israeli commercial bank in the amount of NIS 11 million ($3.1 million). On amounts drawn under the line of credit, an interest rate in an amount to be determined at the time of draw down shall apply in addition to a semi-annual bank commission of NIS 27,500. Subsequently at a meeting of the board of directors on April 23, 2018, it was resolved to amend the terms of the Undertaking to provide that we will bear the costs and interest of the line of credit.

There is no assurance, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in selling our products, raising capital, and settling certain lawsuits we may need to further reduce activities, curtail or cease operations.

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2017 was $10.0 million, a decrease of $0.6 million, compared to net cash used in operating activities of $10.6 million for the year ended December 31, 2016, a decrease of $20.8 million, compared to net cash provided by operating activities of $10.2 million for the year ended December 31, 2015.

Net cash used in operating activities for the year ended December 31, 2017, consisted primarily of net loss of $9.1 million, an increase in other receivables of $1.8 million and a decrease in trade payables, accrued expenses and other accounts payable and accrued expenses and accounts payable with respect to projects of $0.9 million and $2.2 million, respectively, partially offset by a decrease in restricted deposits and accounts receivable of $1.8 million and $1.2 million, respectively and an increase in progress payments in excess of accumulated costs with respect to projects of $0.5 million. Non-cash expenses during the year ended December 31, 2017 consisted primarily of amortization and depreciation of $0.3 million and $0.2 million, respectively.

Net cash used in operating activities for the year ended December 31, 2016, consisted primarily of net loss of $8.1 million and decreases in income tax payable, accrued expenses and accounts payable with respect to projects and progress payments in excess of accumulated costs with respect to projects of $2.7 million, $2.2 million and $1.2 million, respectively, and an increase in restricted deposits of $1.4 million, partially offset by an increase of trade accounts payable, accrued expenses and other accounts payable of $3.1 million and a decrease of other receivables of $1.5 million. Non-cash expenses during the year ended December 31, 2016 consisted primarily of impairment of inventory, amortization, depreciation and impairment of fixed assets of $0.2 million, $0.2 million, $0.1 million and $0.1 million, respectively.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was $63,000, a decrease of $109,000, compared to net cash used in investing activities of $172,000 for the year ended December 31, 2016, a decrease of $0.7 million compared to net cash provided by investing activities of $0.5 million for the year ended December 31, 2015.

Net cash used in investing activities for the year ended December 31, 2017, consisted of purchase of property and equipment of $187,000, partially offset by proceeds from sale of property and equipment of $124,000.

Net cash used in investing activities for the year ended December 31, 2016, consisted primarily of $0.2 million of purchases of property and equipment.

Net cash provided by investing activities for the year ended December 31, 2015, consisted of a $0.7 million loan repayment by Alan Ltd. (“Alan”), a company wholly-owned by our controlling shareholder Anatoly Hurgin, and $0.2 million proceeds from the sale of property and equipment, partially offset by $0.4 million of purchases of property and equipment.

We have no material commitments for capital expenditures as of December 31, 2017.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2017 was $0.2 million, an increase of $3.4 million, compared to net cash used in financing activities of $3.2 million for the year ended December 31, 2016, a decrease of $6.6 million, compared to net cash provided by financing activities of $3.4 million for the year ended December 31, 2015.

Net cash provided by financing activities for the year ended December 31, 2017, consisted of $0.2 million due from controlling shareholders on account of an arbitration proceeding.

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

The threat of global terrorism is a key driver in our growth, and the technological focus on counter-terrorism, as well as combating ordinary criminal activity, supports our confidence in our business. Around the world, demand for the ability to locate, intercept and decipher communications and encrypted data is strong. We believe that interception of communications is one of the most important tasks within intelligence and surveillance.

Over the last few years, cellular interception systems have become more complex and expensive as a result of increased usage of new communication channels and technological developments in the cellular communications industry, such as an increased number of cellular networks, mobile operators and frequencies. We believe that these developments had an adverse impact on sales of our legacy tactical cellular interception solutions during 2017 and 2016, which significantly declined in those periods.

The ULIN, a strategic cellular interception system that we introduced in November 2015, has strategic capabilities allowing for the interception of all generations of cellular communication. We expected that ULIN would be a major growth driver of our revenues and continue to believe that our revenues for 2018 will be weighted towards ULIN sales; however, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, for the year ended December 31, 2016, we completed one ULIN sale (which was our first ULIN sale), and in January 2018 completed an additional sale. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that continued increase in usage of new communication channels and the technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies), which have resulted in tactical cellular interception systems becoming more complex and expensive, will contribute to the competitive strength and distinctiveness of ULIN, which in turn will result in an increased demand for ULIN. Furthermore, ULIN sales cycles have taken longer than expected to complete. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government.

Our non-operational expenses increased significantly during the years ended December 31, 2017 and 2016, primarily due to legal and professional expenses. We expect non-operational expenses to remain elevated in 2018, primarily due to legal expenses related to the pending SEC investigation and pending legal proceedings.

E.	Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period (U.S. dollars in thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5-Years
Obligations with respect to minimum purchases [1]	$1,125	$1,125	$-	$-	$-
Lease Obligations [2]	766	163	308	295	-
Others	20	20	-	-	-
Total	$1,911	$1,308	$308	$295	$-

[1]	Relates to minimum commitments under an agreement with a third party supplier entered into on October 20, 2015. For additional information, see “Item 4B. Information on the Company—Business Overview—Manufacturing and Suppliers.”

[2]	Relates to obligations under lease agreements for our headquarters and laboratory. For additional information, see “Item 4D. Information on the Company—Property, Plants and Equipment.”

Item 6.	Directors, Senior Management and Employees

A.	Senior Management and Directors

The following table sets forth certain information relating to our senior management and directors as of the date of this Annual Report.

Name	Age	Position
Anatoly Hurgin	59	Chief Executive Officer and Chairman of the Board of Directors
Alexander Aurovsky	65	Chief Technology Officer and Director
Avi Levin	43	Chief Financial Officer
Avraham Dan (1)	73	Director
Naftali Granot (2)(3)	67	Director
Limor Beladev (1)(2)(3)	47	Director
Yair Cohen (2)(3)	63	Director
Joseph Tenne (1)	62	Director

(1)	Member of audit committee

(2)	Member of nominating committee

(3)	Member of compensation committee

Anatoly Hurgin has served as our Chief Executive Officer and a director since the closing of the Business Combination, and has served as the Chief Executive Officer and a director of Ability since 1994. Mr. Hurgin currently serves as our Chairman, having served in that position from the Business Combination until December 2016, and from July 2017 to present. Mr. Hurgin has served as a director of ASM since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

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

Avraham Dan joined our board on July 5, 2017. Mr. Dan chairs the audit committee. Mr. Dan is an entrepreneur with global experience in various financial and business management. Mr. Dan’s experience includes strategic planning, accounting and control, investments and business development, mergers and acquisitions, re-engineering and spin-offs. He served as a director in Pangae Israel Ltd. and Amir-Marketing & Investment in Agriculture Ltd. Mr. Dan served as economic and financial advisor and managing director in ICTS International N.V., an international company in the field of security. Mr. Dan provided strategic and financial consultation to corporations in Israel and overseas. Mr. Dan is a CPA in Israel and holds an MBA from Pace University, New York.

Naftali Granot joined our board on July 5, 2017. Mr. Granot chairs the nominating committee and serves on the compensation committee. Mr. Granot served with the Special Forces of the Israel Defense Forces (the “IDF”), retired as a Major and joined the Israeli Mossad in 1982 as field operative, was nominated at 2002 as head of a certain division of the organization and in 2005 as deputy director, and retired in 2007. During his tenure with the Mossad, Mr. Granot accumulated considerable managerial and intelligence experience in various fields relevant to the Company’s activities. Since his retirement from the Mossad, Mr. Granot worked as the CEO of a subsidiary of Bronfman-Fisher group of companies in Israel and was involved in various fields of business in Africa and China, such as obtaining mining license on behalf of a Canadian firm Tau Capital and representing Israeli security companies.

Limor Beladev joined our board on July 5, 2017. Ms. Beladev chairs the compensation committee and serves on both the audit committee and the nominating committee. Ms. Beladev is an independent attorney, mostly practicing commercial and real estate law. She has served as director in several public, government owned, and private companies in Israel and she has significant corporate governance experience. Ms. Beladev serves as a member in several committees of the Israeli Bar Association. Ms. Beladev holds an LL.B. degree in law from Netanya Academic College.

Brigadier General (Ret.) Yair Cohen joined our board on July 24, 2017. Brig Gen Cohen is a member of the compensation committee and the nominating committee. He is an advisor for Cyber and Intelligence with 32 years of military service in the IDF. In his last position in the military, Mr. Cohen headed the IDF’s Cyber and Sigint Intelligence unit (8200). Since his retirement from the military in 2005, Mr. Cohen has held numerous positions in Israeli technology companies, in addition to being a director in several companies. From 2005 to 2009, Mr. Cohen was Vice President of Elron Electronic Industries Ltd., a leading Israeli holding company dedicated to build technology companies in diverse fields which trades on NASDAQ. From 2006 to 2009, Mr. Cohen was Chairman of ECtel Ltd., a company providing integrated revenue management solutions which was traded on NASDAQ. From 2009 to 2015, Mr. Cohen established and was the first CEO of the Cyber Division in Elbit Systems Ltd. (NASDAQ: ESLT), the largest non-governmental defense company in Israel. From 2015 to 2016 Mr. Cohen served as the CEO of the investment fund PeriTech for Investment and Technology where he led investments in technology companies and currently still serves on the board of a number of portfolio companies. Mr. Cohen also currently serves as director in Electra Consumer Products 1970 and Infinity Funds Ltd. Mr. Cohen holds a BA degree from Bar Ilan University in Jewish History and Arabic Language and Literature and MA degree from ICAF, in the National Defense University (NDU), Washington DC, in Management of National Resources, and is currently teaching Cyber for MA in Tel Aviv University and Bar Ilan University.

Joseph Tenne joined our board on October 15, 2017. Mr. Tenne is a member of the audit committee. He serves as a financial consultant to Itamar Medical Ltd., an Israeli TASE-listed company, and from August 2014 to April 2017 served as vice president finance and chief financial officer of that company. Mr. Tenne also serves on the board of directors of AudioCodes Ltd., an Israeli NASDAQ and TASE-listed company, Orbotech Ltd, an Israeli NASDAQ-listed company, MIND C.T.I. Ltd., an Israeli NASDAQ-listed company, Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company, OPC Energy Ltd., an Israeli TASE-listed company and Orgenesis Ltd., an Israeli private company. From September 2013 to January 2018, Mr. Tenne served on the board of directors of Enzymotec Ltd., which was an Israeli NASDAQ-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a U.S. company traded on the NASDAQ. From 2005 to 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies, Inc., a NYSE-listed company and from 2006 to 2013, also served as the chief financial officer of Ormat Industries Ltd. Prior to that, from 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our senior management and directors.

B.	Compensation

The aggregate compensation incurred or accrued by us in relation to our Senior Management, for the year ended December 31, 2017, was approximately $861,000. This amount includes approximately $160,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers.

We accrued a bonus of NIS 135,000 (approximately $38,938) on account of Mr. Levin, our Chief Financial Officer for the year ended on 2016, however such bonus was not paid as of the date of this report. Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, are not entitled to an annual bonus for the year ended December 31, 2017.

We pay each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone and for written consents. In addition, we pay the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay such fees on a quarterly basis. In addition, we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

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

Employment Agreements with Senior Management

On September 6, 2015, simultaneously with the execution of the Merger Agreement, Ability entered into an employment agreement with each of (i) Anatoly Hurgin for Mr. Hurgin to serve as its Chief Executive Officer, and (ii) Alexander Aurovsky for Mr. Aurovsky to serve as its Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to the employment agreements, the executives’ gross salary is NIS 120,000 (approximately $34,612) per month; however, each of the executives agreed to a temporary 50% reduction in their salaries, effective as of May 2017. Each executive is also entitled to receive the following benefits:

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

Each employment agreement provides that the executive shall be entitled to receive an annual performance bonus of up to NIS 360,000 (approximately $103,836) based on annual performance goals agreed upon by Ability and the executive. Each employment agreement may be terminated by Ability or the executive upon 120 days’ prior written notice, in which case the executive shall be entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, Ability, by resolution of its board of directors, may terminate the employment agreements at any time by written notice for cause (as defined in the employment agreements).

In November 2015, Ability retained Avi Levin to serve as its Chief Financial Officer. Under the employment agreement entered into with Mr. Levin in December 2015, effective as of November 8, 2015, Ability agreed to pay Mr. Levin a gross salary of NIS 45,000 (approximately $12,979) per month. In addition, Mr. Levin will be eligible to receive an annual performance-based bonus of up to NIS 135,000 (approximately $38,938). Mr. Levin is also entitled to the following benefits:

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

Board Practices

Board of Directors

Our board of directors is currently comprised of seven directors. See “Item 6A – Directors and Senior Management”.

On April 9, 2017, we received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all our former independent directors, tendering their resignation as a member of our board of directors and committees thereof, effective immediately. At the time of their resignations, Mr. Dick was Chairman of our board of directors and a member of the audit and compensation committees; Mr. Halevy was a member of the nominating committee; Mr. Malka was a member of the compensation committee; Mr. Moshe was Chairman of the audit committee and Chairman of the nominating committee; and Mr. Singer was Chairman of the compensation committee and a member of the audit and nominating committees. Each of Messrs. Dick, Malka, Moshe and Singer stated in their respective resignation letter that their resignation was due to his approach to risk assessment and management of our affairs not being aligned with that of our founding directors and controlling shareholders, which made them unable to contribute to us in a productive way. Each noted that, in view of the various challenges that we are currently facing, a shared vision and broad cooperation among our controlling shareholders and directors is required and that in view of the foregoing, and especially as they served as a director for only a few months, they do not believe it would be appropriate to continue to serve as a director. Mr. Halevy did not state any reason for his resignation in his resignation letter. Following the resignation of the former independent directors, on May 15, 2017 we appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. However, on June 29, 2017, Levi Ilsar, Eli Polak and Nimrod Schwartz, representing all of our independent directors, tendered their written resignations with immediate effect. Each of Messrs. Ilsar, Polak and Schwartz stated in his respective resignation notice that his resignation was due, among other things, to the lack of cooperation by management which prevented him from fulfilling his duties as an independent director.

On July 5, 2017, our board appointed three new independent directors, Avraham Dan, Naftali Granot and Limor Beladev, effective immediately. On July 24, 2017 and October 15, 2017, our board appointed additional independent directors, Brigadier General (Ret.) Yair Cohen and Joseph Tenne, respectively, effective immediately.  All of our directors were reelected by the General Meeting of the Company held on December 27, 2017 and shall serve until our next annual general meeting, subject to our amended and restated memorandum and articles of association.

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

Audit Committee

Our audit committee is currently comprised of three members, Avraham Dan, Limor Beladev and Joseph Tenne. Mr. Dan chairs the audit committee.

Under SEC rules and the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, within the meaning of SEC rules and the NASDAQ Listing Rules, each of whom must be able to read and understand fundamental financial statements, including the company’s balance sheet, income statement and cash flow statement (and one of whom has had past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication) and none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years. All members who have been appointed to our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that each of Mr. Dan and Mr. Tenne is an “audit committee financial expert,” as defined by SEC rules and has the requisite financial sophistication required by the NASDAQ Listing Rules.

Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the rules and regulations of the SEC and the NASDAQ listing requirements, which include: retaining and terminating our independent registered public accounting firm; pre-approval of audit and non-audit services to be provided by the independent registered public accounting firm; and reviewing and recommending to the board of directors approval of our quarterly and annual financial reports.

Nominating Committee

Our nominating committee is currently comprised of three members, Naftali Granot, Limor Beladev, and Yair Cohen. Ms. Granot chairs the compensation committee.

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

Compensation Committee

Our compensation committee is currently comprised of three members, Limor Beladev, Naftali Granot and Yair Cohen. Ms. Beladev chairs the compensation committee.

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

Under our amended and restated memorandum and articles of association, our directors, on behalf of us, may purchase and maintain insurance for the benefit of any director or other officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to us. We have procured a directors’ and officers’ liability & company reimbursement insurance policy for our officers and directors and our wholly-owned subsidiaries, with an aggregate limit of liability for all losses of $ 20 million.

C.	Employees

As of December 31, 2017, we employed 17 employees on a full-time basis and two employees on a part-time basis, comprised of administrators and marketing and technical personnel, all of whom were located in Israel. In addition to our employees, we utilize the services of a number of independent contractors worldwide for selling and marketing.

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

Under Israeli law, Israeli employees are required to make, and employers are required to pay and withhold, certain payments to the National Insurance Institute (similar, to some extent, to the United States Social Security Administration), on account of social security and health tax payments. In addition, Ability is required to maintain employee benefit plans for the benefit of its employees. Each month, both Ability and its employees contribute sums to the employee benefit plans. The employee benefit plans provide a combination of savings plan (for pension), insurance and severance pay to the Israeli employees. Some of the sums Ability contributes monthly to the employee benefit plans are used to satisfy severance pay to which the employees may be entitled under Israeli law. Since the end of 2015, Ability’s agreements with its employees are in accordance with Section 14 of Israel’s Severance Pay Law, according to which its monthly contributions for severance pay for its employees are in lieu of its severance liability. Ability has set aside additional reserves for severance pay of $241,000 as of December 31, 2017 for potential future obligations to make severance payments to Ability’s employees with respect to periods prior to the application of Section 14 of Israel’s Severance Pay Law.

D.	Share Ownership

Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 15, 2018 by the members of our senior management and board of directors individually and as a group. The beneficial ownership of ordinary shares is based on the 2,576,415 ordinary shares outstanding as of April 15, 2018 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 15, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares		Percentage of Class
Senior Management and Directors
Anatoly Hurgin	832,500	(1)	32.32%
Alexander Aurovsky	832,500	(2)	32.32%
Avi Levin	314		*
Avraham Dan	—		—
Naftali Granot	—		—
Limor Beladev	—		—
Yair Cohen	—		—
Joseph Tenne	—		—
All senior management and directors as a group (8 individuals)	1,665,314		64.65%

*	Less than 1%.

(1)	Does not include ordinary shares which may become issuable to Anatoly Hurgin pursuant to the earn-out under the Merger Agreement.

(2)	Does not include ordinary shares which may become issuable to Alexander Aurovsky pursuant to the earn-out under the Merger Agreement.

From our incorporation on September 1, 2015 and until December 23, 2015, we were a wholly-owned subsidiary of Cambridge. On December 23, 2015, as part of completion of the Business Combination, we merged with Cambridge, and acquired Ability by way of a share exchange. Effective as of the closing of the Business Combination, Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, each received 810,664 ordinary shares, corresponding to 31.5% of our issued and outstanding shares. Between June 2016 and October 2016, Mr. Hurgin and Mr. Aurovsky purchased an aggregate 21,836 each, increasing each of their holdings to 32.32% of our issued and outstanding shares as of such date. To our knowledge, there have been no other significant changes in the percentage ownership held by any of our major shareholders since the Business Combination.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of April 15, 2018, we had 19 shareholders of record who are registered with an address in the United States, holding approximately 37% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since 829,935 ordinary shares or 32% of our outstanding ordinary shares are held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, we are jointly controlled by Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, who hold a total of 1,665,000 ordinary shares, corresponding to 64.6% of our outstanding shares as of April 15, 2018. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

2015 Long-Term Equity Incentive Plan

On November 18, 2015, our board of directors approved and adopted a 2015 Long-Term Equity Incentive Plan (the “2015 Plan”), which became effective upon the consummation of the Business Combination. On April 25, 2016, our board of directors approved and adopted the Israeli Sub-Plan to the Ability Inc. 2015 Long-Term Equity Incentive Plan (the “Israeli Sub-Plan” and together with the 2015 Plan, the “Plan”). The purpose of the Plan is to attract and retain personnel of the highest caliber, provide incentive for officers, directors, employees and other key persons and to provide to officers, directors, employees, consultants and other independent contractors who perform services for us, through the granting of stock options, restricted stock, deferred stock or other stock-based awards, the opportunity to participate in the value and/or appreciation in value of the our ordinary shares.

Awards. The Plan provides for the grant of any or all of the following types of awards (collectively, “Awards”): (a) stock options, (b) restricted stock, (c) deferred stock and (d) other stock-based awards. Awards may be granted singly, in combination, or in tandem, as determined by our board of directors or the Committee (as defined below). Subject to anti-dilution adjustments as provided in the Plan, (i) the Plan provides for a total of 8% of the outstanding ordinary shares following the closing of the Business Combination to be available for distribution pursuant to the Plan and subject to the provisions of the immediately preceding paragraph, all of such shares may be granted or measured to any participant under the Plan during any calendar year or part thereof. If any outstanding Award is canceled, forfeited, delivered to us as payment for the exercise price or surrendered to us for tax withholding purposes, ordinary shares allocable to such Award may again be available for Awards under the Plan.

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

Eligibility and Participation. Officers and other employees of the Company or any parent or subsidiary (but excluding any person whose eligibility would adversely affect the compliance of the Plan with the requirements of Rule 16b-3) who are at the time of the grant of an award under the Plan employed by us or any parent or subsidiary of ours, and who are responsible for or contribute to the management, growth and/or profitability of our business or any parent or subsidiary of ours are eligible to be granted options or other Awards under the Plan. In addition, non-qualified stock options and other Awards may be granted under the Plan to any person, including, but not limited to, directors, independent agents, consultants and attorneys who the board of directors or the Committee, as the case may be, believes has contributed or will contribute to our success. Eligibility under the Plan shall be determined by our board of directors or the Committee, as the case may be. A participant’s right, if any, to continue to serve as a director, executive officer, other key employee, or otherwise, will not be enlarged or otherwise affected by his or her designation as a participant under the Plan. Participants may receive one or more Awards under the Plan.

Forms of Awards

Stock Options. The Plan provides for the grant of incentive stock options and non-qualified stock options. The board of directors or the Committee, as the case may be, shall determine those persons to whom stock options may be granted.

Incentive stock options granted pursuant to the Plan are nontransferable by the optionee during his lifetime. Options granted pursuant to the Plan will expire if not exercised within 10 years of the grant (five years in the case of incentive stock options granted to an eligible employee owning stock possessing more than 10% of the total combined voting power of all our shares or the shares of a parent or subsidiary of ours immediately before the grant (a “10% Stockholder”)), and under certain circumstances set forth in the Plan, may be exercised within three (3) months following termination of employment (one year in the event of death, retirement at normal retirement age or disability of the optionee), unless the term of the option, pursuant to the stock option agreement, expires earlier or unless the board of directors or the Committee determines to shorten or extend the exercise periods. Options may be granted to optionees in such amounts and at such prices as may be determined, from time to time, by the board of directors or the Committee. The exercise price of an incentive stock option will not be less than the fair market value of the shares underlying the option on the date the option is granted, provided, however, that the exercise price of an incentive stock option granted to a 10% Stockholder may not be less than 110% of such fair market value. The exercise price of a non-qualified stock option may be less than such fair market value on the date of grant.

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

Other Stock Based Awards. Other stock-based Awards, which may include performance shares and shares valued by reference to the performance of the Company or any parent or subsidiary of the Company, may be granted either alone or in tandem with other Awards.

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

Israeli Sub-Plan. The Israeli Sub-Plan will apply to, and modify, awards granted to our employees, directors and officers who are resident in the State of Israel (the “Israeli Participants”) so that any such Award granted under the Plan will be governed by the terms of the Israeli Sub-Plan in order to comply with the requirements of Israeli law, including, without limitation, Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”).

Awards granted under the Israeli Sub-Plan to Israeli Participants who are employees or office holders of ours or our affiliates and who are not controlling shareholders (within the meaning of the Ordinance) will be granted pursuant to the provisions of Section 102 of the Ordinance, and may be awarded either pursuant to (i) Section 102(b) of the Ordinance, in which case such Awards are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. We may elect to designate such Awards to qualify for either capital gains tax treatment or ordinary income tax treatment, and such election shall apply to all Awards made pursuant to Section 102(b) of the Ordinance and cannot be changed until after the passage of time prescribed in Section 102; or (ii) Section 102(c) of the Ordinance, which Awards are not required to be held in trust by a trustee. Under the Israeli Sub-Plan, Israeli Participants who are either non-employee consultants, advisers or service providers of the Company or our affiliates or controlling shareholders (within the meaning of the Ordinance) (whether or not an employee of ours or an affiliate) may only be granted Awards under Section 3(i) of the Ordinance, which does not provide for similar tax benefits as Section 102.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Except as set forth in “Item 6. Directors, Senior Management and Employees—D. Share Ownership”, to the best of our knowledge, no other person who we know beneficially owns 5% or more of our ordinary shares outstanding as of April 15, 2018. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2017:

Merger Related Amendments

On November 13, 2017, Messrs. Hurgin and Aurovsky, the Company and the Bank Leumi Le-Israel Trust Company Ltd. amended an escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021. Additionally on June 23, 2017, Messrs. Hurgin and Aurovsky entered into an amendment to a tolling agreement. See “Item 4A-History and Development of the Company-Our History”.

Irrevocable Undertaking

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking for our benefit. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

Settlement Amount

In connection with a settlement arising out of an arbitration proceeding, (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”) on March 30, 2017, and as clarified on April 13, 2017, a legal expert determined that a settlement amount of NIS 9,527,000 (approximately $2,747,908), including VAT, shall be allocated as follows: 70% of the settlement amount and the VAT shall be paid by us and the remaining 30% of the settlement amount shall be paid by Messrs. Hurgin and Aurovsky. On April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to us NIS 376,410 (approximately $98,000), or a total of NIS 752,820 (approximately $196,000) in compliance with the arbitral award.

Employment Agreements

We have entered into employment agreements with each of our senior management. See “Item 6B. Directors, Senior Management and Employees — Compensation - Employment Agreements with Senior Management.”

Indemnification

Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. We have procured a directors’ and officers’ liability & company reimbursement insurance policy for our officers and directors and our wholly-owned subsidiaries. See “Item 6.B. Directors, Senior Management and Employees — Compensation – Indemnification and Insurance of Officers and Directors”.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

SEC Investigation

As we disclosed in our Report on Form 6-K furnished with the SEC on February 16, 2017, we received a subpoena from the SEC. The subpoena requests, among other things, information regarding the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. In furtherance of the investigation, the SEC has been obtaining testimony from Company officers among others. The Company and its officers are fully cooperating with the investigation. As a result of the investigation, we may incur significant legal and accounting expenses. Furthermore, we cannot predict what, if any, actions the SEC may take against us or any of our officers, or the timing or duration of the investigation.

Re. Ability Inc. Securities Litigation

On May 25, 2016, a purported class action lawsuit, captioned In re Ability Inc. Securities Litigation, Master File No. 16-cv-03893-VM (S.D.N.Y) was filed against us, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of the Company’s public statements were false, and that the Company materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of our ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that the Company’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of our operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added Benjamin Gordon and BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Gordon, a claim pursuant to Section 11 of the Securities Act against us, BDO Ziv Haft and Messrs. Hurgin and Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Gordon on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The amended complaint does not specify the amount of damages sought. The complaint broadly alleges that certain of the Company’s public statements were false, that it had material weaknesses in its internal controls, that its financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations, and that its registration statement contained material misstatements and omissions. On August 17, 2017, the court ordered a stipulated schedule recognizing that all parties had agreed to a mediation on October 17, 2017 and all deadlines were reset until after that mediation took place.

On December 21, 2017, the Company entered into a Memorandum of Understanding (“MOU”) to memorialize an agreement in principle to settle all claims of participating class members in the class actions consolidated in the lawsuit captioned In re Ability Inc. Securities Litigation, No. 16-cv-03893 (VM), pending in the Southern District of New York (the “New York Class Action Litigation”). The MOU provides for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the New York Class Action Litigation. On April 25, 2018, the motion for settlement was filed with the court. The settlement includes the dismissal of all claims against the Company and the named individuals in the New York Class Action Litigation. It is expected that $250,000 of the $3.0 million settlement amount will be funded by the Company and the remaining $2.75 million will be funded with the Company’s insurance proceeds or contributed by other defendants. The ultimate impact of this class action settlement on the Levy Litigation (Case No. 2015-CA-003339), Pottash Litigation (Case No. 502016CA013823), Hammel Litigation (Case No. 50-2018-CA-000762-MB-AG) and the Ladragor Litigation (C.A. 8482-05-16), each as further described herein, has yet to be determined, however, some or all of the claims raised in such other actions may be deemed to be resolved, settled and disposed of as part of such class action settlement.

The Company intends to continue to attempt to settle and resolve the litigation. There is no assurance that the court will approve the settlement.

In connection with the entry into of the MOU, the Company entered into an agreement with its insurer (the “Discharge Agreement”) pursuant to which the Company agreed to discharge the insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation.

Levy Litigation

On October 15, 2015, plaintiff Brian Levy, purportedly on behalf of himself and all others similarly situated, filed a first amended class action and derivative complaint against Cambridge Holdco Corp., Ability, the individual members of the Cambridge board of directors, and plaintiff also named Cambridge Capital Acquisition Corp. and the Company as nominal defendants. in case number 2015CA003339 in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida. The complaint generally alleged, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with Ability, and that Ability was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties. The action sought injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, Ability filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the Court lacks personal jurisdiction over Ability; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination and the claims against Ability are insufficiently pleaded. On September 15, 2016, the Court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss. On June 21, 2017, the Judge entered an order (the “June 21 Order”) granting a partial motion to dismiss as to the counts against Ability due to lack of personal jurisdiction over Ability. Ability was therefore dismissed from the case without prejudice, and it is unclear at this stage whether the plaintiff will attempt to bring Ability directly back into the action in the future. On the other hand, pursuant to the Judge’s ruling, the Company still remains as a necessary party and named defendant in the case. In the June 21 Order, the Judge also partially denied the motion to dismiss the second amended complaint, and the purported class action and derivative claims against the individual defendants for alleged breach of fiduciary duties, failure to disclose and ultra vires acts still remain pending.

On July 21, 2017, the Company and each of the individual defendants filed their answer and affirmative defenses raising numerous substantive and legal defenses to the alleged claims set forth in the second amended complaint. On August 7, 2017, plaintiff’s counsel filed a motion for class certification and incorporated memorandum of law. The Company and defendants filed papers in opposition to such motion, and on March 13, 2018, the Court entered an order denying plaintiff’s motion for class certification and providing that the plaintiff may attempt to file a further amended complaint within 30 days after the order denying the request for class certification.

Plaintiff has now filed a verified third amended class action and derivative complaint attempting to assert the same type of claims raised in the defective second amended complaint. The Company intends to vigorously defend against such claims, and to continue to explore potential opportunities to settle and resolve the litigation. If the case does not settle, it is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings.

Pottash Litigation

On December 13, 2016, a complaint, captioned Pottash v. Benjamin Gordon et. al., Case No. 50-2016-CA-013823, was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against us, our former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. On January 23, 2017, the plaintiff filed an amended complaint. On March 2, 2017, the Company filed a motion to dismiss all of the claims asserted against it in the amended complaint. On the same day, Mr. Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On November 27, 2017, the plaintiff filed a second amended complaint against the Company Benjamin Gordon and Jonathan Morris. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. On January 17, 2018, the Company filed a motion to dismiss seeking the dismissal of all claims asserted against it on various legal grounds. The co-defendants also filed motions seeking dismissal of the second amended complaint. The Court will be scheduling a special set hearing on the pending motions to dismiss. The Company intends to continue vigorously defend against this action. It is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings.

Hammel Litigation

On January 19, 2018, a complaint, captioned Hammel v. Benjamin Gordon et. al (Case No. 50-2018-CA-000762-MB-AG), was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges that the defendants, through a series of misrepresentations and omissions, induced the plaintiff, Robert Hammel, to invest in the stock of Cambridge. Plaintiff alleges to have lost more than $1.6 million due to the defendants’ conduct. In a summons issued in February 26, 2018, the Company was also named as one of the defendants. The Company has received a service copy of the complaint, and will be filing a motion to dismiss the claims asserted in the complaint on or before May 1, 2018. The Company intends to vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

Patent Infringement Litigation

On October 27, 2015, Ability received a notice alleging that its GSM interception and decryption systems allegedly fall within the claims of an Israeli patent owned by the claimant. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by Ability and/or any entity on its behalf. On November 12, 2015, a lawsuit, captioned Dr. Elad Barkan et al. v. Ability Computer & Software Industries Ltd. et al. C.C. 29551-11-15, alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Central District Court in Israel by a company and an individual against Ability and its controlling shareholders. The amount sought in the lawsuit for registration fee purposes is NIS 5.0 million (approximately $1.4 million), however the plaintiffs have not yet quantified the amount of the compensation demanded. Furthermore, the plaintiffs demanded that Ability and/or its controlling shareholders immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. On April 5, 2016, Ability and its controlling shareholders filed a statement of defense, and on April 13, 2016 a preliminary hearing was held. On May 23, 2016, the plaintiffs filed a petition to add the Company, Ability Limited, a company wholly-owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim. The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the Company’s application and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. On August 23, 2017, the Deputy Patent Registrar decided to reject the revocation application, and on August 28, 2017 the plaintiffs informed the court of the deputy registrar’s decision, and requested to resume the proceedings and instruct the defendants (the Company and its controlling shareholders) to file their response to the petition to join the Company, Ability Limited and ASM as defendants (a response was filed on September 25, 2017, and a rejoinder was filed by the plaintiffs on October 22, 2017). On December 25, 2017, the defendants filed a petition to order the plaintiffs to deposit a guarantee for costs of the trial (a response was filed on January 14, 2018, and a rejoinder was filed on January 17, 2018). A second preliminary hearing was held on January 17, 2018, in which the court decided that the plaintiffs were allowed to amend the statement of claim without having the consent either of the defendants or of the Company, Ability Limited and ASM to the content of the amended statement of claim, and without waiving the right to request dismissal of the amended suit (partially or completely). The court also decided that the petition to order the plaintiffs to deposit a guarantee will be adjudicated after the statement of case is amended. On March 15, 2018 the plaintiffs filed an amended statement of claims against the original defendants, as well as against the Company, Ability Limited and ASM. The defendants are required to file an amended statement of defense by May 15, 2018. A third preliminary hearing was set to June 13, 2018. The Company intends to continue vigorously defend against this action. We believe that the suit’s probability of success, as filed, is less than even, and we intend to vigorously defend against it.

In addition, after the Deputy Patent Registrar decided to reject the revocation application on August 23, 2017, the patentee, Dr. Barkan, filed an amended version of certain claims on September 28, 2017. The amendment was subject to opposition by third parties until December 28, 2017. On December 27, 2017, the Company filed with the Patent Registrar an opposition to the request to have the specification of the patent amended. On March 15, 2018, the Company filed its statement of claims, arguing that the request should be dismissed for various reasons. Dr. Barkan is required to file his statement of claims by June 15, 2018.

Ladragor Litigation

On May 4, 2016, the Company was served with a lawsuit and a motion for the certification of the lawsuit as class action, captioned Ladragror v. Ability Inc. et al. C.A. 8482-05-16, in the Tel Aviv District Court in Israel, filed, against the Company, Anatoly Hurgin, Alexander Aurovsky, and Benjamin Gordon and Mitchell Gordon. The claim alleges, among other things, that the Company misled the public in our public filings with regard to its financial condition and included misleading information (or omitted to include relevant information) in its financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards the Company and its public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $39.7), and estimates that its shareholders suffered damages of approximately NIS 23.3 million (approximately $6.72 million). On September 15, 2016, the Company filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims. The Court required the parties to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, the Company filed a separate update with respect to the United States class actions, together with a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, requesting an extension until May 15, 2017 to file a full response, alleging that the publication of the Company’s annual financial statements, together with the findings of the internal investigation, would affect its position on its motion to stay proceedings. On May 23, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three month extension to file a full response, among other things, as the Company had not filed its annual financial statements or published the findings of the internal investigation. On August 14, 2017, the Company and Messrs. Hurgin and Aurovsky filed a notice regarding their counsel substitution. In light of this, the judge decided on August 27, 2017 to recuse herself from the case. On August 21, 2017, the plaintiff filed a motion and an updated notice in which he claimed that the Company had not yet published the report of the internal investigation, and hence the reasons for granting him a continuance to file his response to the motion to stay of proceedings are still relevant. The plaintiff also informed the Court that in the U.S. proceedings, the parties agreed to mediation, and the mediation meeting was scheduled in October 2017. The plaintiff asked the Court to file an update notice in 90 days. On August 28, 2017, the Court ordered the parties to file an update notice on September 28, 2017. On September 28, 2017 and November 7, 2017 the plaintiff, the Company, and Messrs. Hurgin and Aurovsky updated the Court that the mediation process in the U.S. was still pending. On November 8, 2017, the Court ordered the parties to file an update notice in 90 days. On February 7, March 7 and April 12, 2018, the parties updated the Court that they are holding negotiations in order to settle the case, and requested extensions for filing the update notice. The parties are required to file the abovementioned notice on May 8, 2018. The Company intends to attempt to settle and resolve the litigation. If the case does not settle, the Company intends to continue vigorously defend against this action. Given that the proceeding is currently suspended, the timing or outcome of this matter cannot be predicted at this time. As referenced above in Re. Ability Inc. Securities Litigation, the Ladragor Litigation is not subject to the Discharge Agreement.

Israeli Arbitration

In January 2015, Ability, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court in October 2014 by the plaintiff against Ability and its former shareholders, claiming a right to review Ability’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (approximately $2,437,265), which was subsequently approved by the Company’s board of directors. On or about the time of the board meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process, at the conclusion of which, a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 8,142,000 (approximately $2,348,428), plus VAT. Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of the Company’s board of directors, the Company appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between the Company and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that the Company shall be required to pay 70% of the settlement amount and the VAT and the remaining 30% of the settlement amount shall be paid by Messrs. Hurgin and Aurovsky. During the year ended December 31, 2017, the Company paid the entire settlement amount which was recorded during the year ended December 31, 2016 and in connection therewith, on April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to the Company NIS 376,410 (approximately $108,569), or a total of NIS 752,820 (approximately $217,138) constituting their portion of the settlement amount.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes in the period from December 31, 2017, and until the date of the filing of this Annual Report.

Item 9.	The Offer and Listing

A.	Offer and Listing

On December 24, 2015, our ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on “the OTC Pink” under the symbol “ABIWF.” Since January 12, 2016, our ordinary shares are also traded on the Tel Aviv Stock Exchange under the symbol “ABIL.”

NASDAQ Capital Market (Ordinary Shares)

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares for the periods indicated.

On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares with a market effective date of March 23, 2018. Reported prices in the table below have been adjusted to give retroactive effect to the consolidation.

	Ordinary Shares ($)
	High	Low
Annual:
2017	34.90	3.95
2016	101.60	26.00
2015 (from December 24, 2015)	99.00	90.00

Quarterly:
First Quarter 2018	5.60	3.28
Fourth Quarter 2017	8.24	3.95
Third Quarter 2017	12.00	5.90
Second Quarter 2017	19.00	5.70
First Quarter 2017	34.90	19.80
Fourth Quarter 2016	38.40	26.00
Third Quarter 2016	55.60	37.09
Second Quarter 2016	74.60	27.00
First Quarter 2016	101.60	60.20

Most Recent Six Months:
April 2018 (through April 27, 2018)	3.35	2.60
March 2018	4.10	3.28
February 2018	4.50	3.60
January 2018	5.60	4.50
December 2017	5.05	3.95
November 2017	6.52	5.10
October 2017	8.24	6.20

On April 27, 2018, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $2.64.

Tel Aviv Stock Exchange (Ordinary Shares)

The following table sets forth, for the periods indicated since January 12, 2016, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at the exchange rate published by the Bank of Israel on the date of the reported high or low sales price, as applicable.

On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares with a market effective date of March 23, 2018. Reported prices in the table below have been adjusted to give retroactive effect to the consolidation.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual
2017	136.50	12.19	35.70	3.49
2016 (from January 12, 2016)	382.10	102.10	96.90	26.70

Quarterly:
First Quarter 2018	18.10	12.19	5.30	3.49
Fourth Quarter 2017	28.21	14.01	8.00	4.00
Third Quarter 2017	44.87	20.84	12.70	5.80
Second Quarter 2017	73.21	20.47	20.20	5.80
First Quarter 2017	136.50	77.40	35.70	21.40
Fourth Quarter 2016	133.10	102.10	34.70	26.70
Third Quarter 2016	171.00	144.70	45.40	38.30
Second Quarter 2016	166.50	108.30	43.20	28.00
First Quarter 2016 (from January 12, 2016)	382.10	231.90	96.90	60.60

Most Recent Six Months:
April 2018 (through April 29, 2018)	11.85	9.68	3.37	2.69
March 2018	13.86	12.19	4.00	3.49
February 2018	15.50	13.07	4.50	3.70
January 2018	18.10	15.82	5.30	4.70
December 2017	17.89	14.01	5.20	4.00
November 2017	23.22	17.22	6.60	4.90
October 2017	28.21	22.75	8.00	6.40

On April 29, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 9.68 per share, or $2.69 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.597 = $1.00).

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

On December 24, 2015, our ordinary shares and warrants began to trade on the NASDAQ Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the OTC Pink under the symbol “ABIWF.” Since January 12, 2016, our ordinary shares have also traded on the Tel Aviv Stock Exchange under the symbol “ABIL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Registered Office and Objectives

We are registered with the Cayman Island’s Registrar of Companies under registration number 303448. The objects and purposes for which the Company is established, as set forth in Article 3 of our amended and restated memorandum of association, are unrestricted and we shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

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

Call on Shares and Forfeiture of Shares. Subject to the terms of the allotment and issue of any shares, the directors may make calls upon the shareholders in respect of any monies unpaid on their shares (whether in respect of par value or premium), and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying the time or times of payment) pay to us at the time or times so specified the amount called on the shares. A call may be revoked or postponed, in whole or in part, as the directors may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

If a call or installment of a call remains unpaid after it has become due and payable, the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

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

Dividend and Liquidation Rights

The holders of our ordinary shares are entitled to receive the dividends that are declared and approved by the board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in-surplus in the United States, subject to a statutory solvency test. Any dividend or other distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the directors, be paid into a separate account in the Company’s name, provided that we shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to us.

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

We have received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

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

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders of our ordinary shares in the United States that will hold our ordinary shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any jurisdiction thereof; or

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to U.S. Holders with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against U.S. federal income tax liability. An election to deduct foreign taxes instead of claiming foreign tax credits for a taxable year applies to all foreign taxes paid or accrued in such taxable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if certain minimum holding period requirements are not satisfied. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were not a PFIC for our 2017 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2018 or for any other taxable year.

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely “qualified electing fund” election, or “QEF election” or a mark-to-market election (as described below), referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such ordinary shares;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

To the extent a distribution on our ordinary shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Distributions.”

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Holder, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Holder is treated as a direct or indirect Non-Electing U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1) (which will be taxed under the adverse tax rules described above).

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the ordinary shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such ordinary shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Holder will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

QEF Election. Certain of the adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a QEF election with respect to our ordinary shares. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any gain on sale or other disposition of a U.S. Holder’s ordinary shares would be treated as capital gain, and the interest penalty discussed above will not be imposed. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall endeavor to timely provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

Mark-to-Market Election. Alternatively, if our ordinary shares are treated as “marketable stock,” a U.S. Holder may make a “mark-to-market” election with respect to our ordinary shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If a mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in such ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to- market election. A U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our ordinary shares must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our ordinary shares are expected to constitute “marketable stock” as long as they remain listed on the NASDAQ Capital Market and are regularly traded.

A mark-to-market election will not apply to our ordinary shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of ordinary shares in a PFIC, including IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our ordinary shares, any elections available with respect to such ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our ordinary shares.

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

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock . For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders should consult with their own tax advisors regarding the application of the 3.8% Medicare tax to them as a result of their investment in our ordinary shares.

Certain Reporting Requirements

Certain U.S. Holders are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “foreign financial assets,” which would include an investment in our ordinary shares, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares.

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

Company Taxation -

Ability Inc. is managed and controlled from Israel and is considered by the Israel Tax Authority as a company resident in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes.

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

Beginning January 1, 2015, Ability elected to participate in the “Preferred Enterprise” program under the amendment to the Investment Law. Due to Ability’s “Preferred Enterprise” status, Ability expects to benefit from a reduced tax rate of 14.6% in 2015 and 2016 (based on a blended tax rate) and a reduced tax rate, not yet determined (but up to 16%), in 2017 and thereafter with respect to taxable income generated by the Preferred Enterprise (“Preferred Income”) regardless of whether such Preferred Income is distributed, and all other taxable income will be subject to the standard corporate tax rate. If Ability does not meet the requirements for a Preferred Enterprise, it will be subject to tax at the ordinary corporate income tax rate, which is 24% in 2017 and may be required to pay incremental taxes over the reduced tax rates under the Preferred Enterprise as discussed above, plus indexation, and interest thereon, and possibly penalties thereon.

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

Taxation of non-Israeli shareholders on disposition of securities

Subject to certain conditions set forth in the Ordinance (and any applicable tax treaty between Israel and the country of residence of the shareholder), the disposition of our securities by non-Israeli resident shareholders should be exempt from tax in Israel.

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

A copy of each document concerning us that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive offices.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. We conduct business primarily in U.S. dollars and to a lesser extent, in NIS and Euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. For example, salaries and related expenses for Israeli employees and payables to Israeli suppliers are paid in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses and payables that are payable in NIS, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked NIS expenses. On the other hand, we also own assets that are denominated in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our assets. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our NIS denominated assets. For the years ended December 31, 2017, 2016 and 2015, loss (gain) from currency fluctuations was $(16,000), $(163,000) and $64,000, respectively. We expect that an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will increase our operating expenses expressed in U.S. dollar terms by approximately $0.2 million in 2018 and vice versa. For additional information see “Item 3D Key Information - Risk Factors – Risks Related to our Company - Our international operations subject us to currency exchange risk.”

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

After consummation of the Business Combination, the funds in the trust account were released to Ability. These funds were used as follows: (i) approximately $21.6 million to pay the holders of public shares who exercised their conversion rights, (ii) approximately $2.0 million was used to pay Ability’s transaction expenses in connection with the Business Combination, (iii) $18.1 million to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, (iv) $11.9 million reserved for the put agreement with Messrs. Hurgin and Aurovsky (v) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, and (vi) $0.9 million to purchase 16% of the shares in ASM from Eyal Tzur. The balance of approximately $19.0 million was released to Ability. As of the date of this Annual Report, all proceeds released to Ability have been used for working capital purposes to fund our operations.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2017 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified were: (i) significant parts of entity level controls are missing, (ii) ineffective IT general controls, (iii) lack of segregation of duties, due in part to the departure of our assistant controller in October 2017, (iv) only limited procedures of controls' effectiveness testing were performed, inter alia, due to absence of evidence for controls' performance, (v) deficiencies in inventory management and procurement processes, (vi) revenue recognition deficiencies, and (vii) lack of effective cut-off procedures. Based on such assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting is ineffective based on those criteria.

Due to lack of resources, during 2017, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years and expect to continue to have material weaknesses in our internal control over financial reporting for the foreseeable future. We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

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

(d) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that each of Avraham Dan and Joseph Tenne is an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.

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

Upon request we will provide, without charge, a copy of our Code of Ethics to any person. Requests for copies of our Code of Ethics should be sent in writing to Ability Inc., Yad Harutzim 14, Tel Aviv, Israel, 6770007.

Item 16C. Principal Accountant Fees and Services

For the years ended December 31, 2017 and 2016, we were billed the following aggregate fees for the professional services rendered by Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm:

(U.S. dollars; in thousands)	Year Ended December 31,
	2017	2016
Audit Fees(1)	$181	$218
Audit-Related Fees(2)	137	22
Total	$318	$240

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and services provided in connection with our quarterly financial results and annual statutory reports.

(2)	Audit-related fees for the year ended December 31, 2017 are for reimbursement of incurred costs by our auditors in connection with the subpoena from the SEC and the audit-related fees for the year ended December 31, 2016 are for services rendered by our auditors in connection with (among other things) the internal investigation conducted by the audit committee.

Our audit committee has adopted a policy for pre-approval of audit and permitted non-audit services provided by our independent registered public accounting firm. Any proposed services exceeding the pre-approval amounts for all services to be provided by our independent registered public accounting firm require an additional specific pre-approval by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we have the option to follow certain Cayman Islands corporate governance practices rather than those of the Listing Rules of the NASDAQ Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. We currently rely on this “foreign private issuer exemption” with respect to the following NASDAQ requirements:

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of Cayman Islands law, rather than seeking approval for corporate actions in accordance with NASDAQ Listing Rule 5635. In particular, under the NASDAQ Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the laws of the Cayman Islands, the transactions and corporate actions listed in (i) to (iv) above do not require shareholder approval, unless such shareholder approval is specifically required under a company’s articles of association. Our amended and restated memorandum and articles of association do not require shareholder approval for the foregoing transactions and corporate actions. Under Cayman Islands law, the board of directors may authorize such transactions and corporate actions for and on behalf of the Company.

●	Quorum requirement. Under our amended and restated memorandum and articles of association, the presence of at least two shareholders, in person or by proxy (or if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be a quorum for any general meeting, unless we only have one shareholder entitled to vote at such general meeting, in which case the quorum shall be that one shareholder present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorized representative or proxy). If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Under the NASDAQ Listing Rules, a quorum for a shareholders’ meeting shall be no less than 33 1/3% of the outstanding shares of the Company.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Amended and Restated Memorandum and Articles of Association of Ability Inc.
2.1	Specimen Ordinary Share Certificate of Ability Inc. (formerly Cambridge Holdco Corp.), (incorporated by reference to Exhibit 4.4 to Amendment 2 of the Registration Statement on Form S-4/A filed on November 17, 2015).
4.1	Agreement and Plan of Reorganization, dated as of September 6, 2015, by and among Cambridge Capital Acquisition Corporation, Cambridge Holdco Corp., Ability Computer & Software Industries Ltd., and the shareholders of Ability Computer & Software Industries Ltd. (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.2	Form of Indemnity Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Computer & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.3	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of Messrs. Hurgin and Aurovsky (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.4	Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and The Gordon Family 2007 Trust (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.5	Employment Agreement between Ability Computer & Software Industries Ltd. and Anatoly Hurgin, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.6	Employment Agreement between Ability Computer & Software Industries Ltd. and Alexander Aurovsky, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.7	Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.8	JV Purchase Escrow Agreement, dated as of December 23, 2015 by and among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), Ability Security Systems Ltd., Eyal Tzur, the former shareholders of Ability Computer & Software Industries Ltd. and Continental Stock Transfer & Trust Company, as Escrow Agent. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).

Exhibit No.	Exhibit Description
4.9	Rental Contract, effective December 1, 2013, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer & Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.10	Rental Contract, effective May 1, 2015, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer & Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.11	2015 Long-Term Equity Incentive Plan (incorporated by reference to Annex C of the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.12	Israeli Sub-Plan to the 2015 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
4.13	Reseller Agreement, effective October 20, 2015, between a third-party and Ability Computer & Software Industries Ltd. relating to the resale of certain telecommunication products and services (Portions of the agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act and have been filed with the SEC separately) (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
4.14	Amendment to Escrow Agreement between Anatoly Hurgin, Alexander Aurovsky, Ability Inc. and the Bank Leumi Le-Israel Trust Company Ltd. dated November 13, 2017 (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on November 13, 2017).
4.15	Irrevocable Undertaking dated February 21, 2018 (translation from Hebrew) (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on February 27, 2018).
8.1	List of Subsidiaries. (incorporated by reference to Exhibit 8.1 of Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Ability Inc.

By:	/s/ Anatoly Hurgin
	Name:	Anatoly Hurgin
	Title:	Chief Executive Officer

Date:  April 30, 2018

Ability Inc.

Consolidated Financial Statements

As of December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ability Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ability Inc. and Subsidiaries ("the Group") as of December 31, 2017 and 2016 and the related consolidated statements of comprehensive loss, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with   accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1.f, the company has suffered recurring losses, negative cash flow and negative operating cash flow, these matters, along with other matters, which also described in Note 1.f. raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.f. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matters

 As discussed in Note 8 to the financial statements, the Group, its former directors and current management are defendants in several class actions relating to certain of the Group’s public statements, fillings and financial statements. Moreover, the Group received a subpoena from the Securities and Exchange Commission.

We have served as the Company’s auditor since 2015.

April 30, 2018	/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2017	2016
	(U.S. dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,944	$11,840
Restricted deposits	-	1,758
Restricted deposit for put option	-	12,028
Accounts receivable	1,975	3,173
Inventory	50	481
Accumulated costs with respect to Projects in excess of progress payments	-	151
Due from controlling shareholders	-	196
Income tax receivable	162	267
Other receivables	2,351	353

Total Current Assets	6,482	30,247

NON-CURRENT ASSETS:
Restricted deposit for put option	12,143	-
Property and equipment, net	1,388	1,588

Total Non-Current Assets	13,531	1,588

Total Assets	$20,013	$31,835

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2017	2016
	(U.S. dollars in thousands)
LIABILITIES & SHAREHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$135	$270
Trade payables, accrued expenses and other accounts payable	4,056	4,952
Put option liability	-	11,900
Income tax payable	-	32
Accrued expenses and accounts payable with respect to Projects	2,541	4,734
Progress payments in excess of accumulated costs with respect to projects	306	-

Total Current Liabilities	7,038	21,888

NON-CURRENT LIABILITIES:
Put option liability	12,143	-
Accrued severance pay	241	245

Total Non-Current Liabilities	12,384	245

Total Liabilities	$19,422	$22,133

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares $0.0001 par value, 20,000,000 shares authorized, 2,576,415 shares issued and outstanding at December 31, 2017 and 2016*	3	3
Preferred shares $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2017 and 2016*	-	-
Additional paid-in-capital	18,560	18,560
Accumulate deficit	(17,972)	(8,861)

Total Shareholders’ Equity	591	9,702

Total Liabilities and Shareholders’ Equity	$20,013	$31,835

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year Ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

Revenues	$2,972	$16,508	$52,151
Cost of revenues	2,957	8,617	29,654
Gross profit	15	7,891	22,497
Selling and marketing expenses	3,033	5,323	3,305
General and administrative expenses	6,016	9,662	1,317
Operating income (loss)	(9,034)	(7,094)	17,875
Financial expenses (income), net	77	(127)	99
Income (loss) before income taxes	(9,111)	(6,967)	17,776
Income tax expenses	-	1,086	3,023
Net and comprehensive income (loss)	$(9,111)	$(8,053)	$14,753
Earnings (loss) per ordinary share - basic and diluted (U.S. dollars)*	$(3.71)	$(3.27)	$6.00

* On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Changes in Shareholders’ Equity

	Preferred shares		Ordinary Shares		Additional paid-in-	Retained earnings (accumulated
	Shares*	Amount	Shares*	Amount	capital	deficit)	Total
		(U.S. dollars in thousands)		(U.S. dollars in thousands)

Balance as of January 1, 2015	-	$-	2,528,415	$3	$32	$1,690	$1,725
Recapitalization of Cambridge accumulated deficit and issuance of ordinary shares as part of the Reverse Merger	-	-	-	-	18,528	-	18,528
Dividends	-	-	-	-	-	(17,251)	(17,251)
Net and comprehensive income	-	-	-	-	-	14,753	14,753

Balance as of December 31, 2015	-	-	2,528,415	3	18,560	(808)	17,755
Issuance of shares as part of the Reverse Merger	-	-	48,000	**	-	-	*
Net and comprehensive loss	-	-	-	-	-	(8,053)	(8,053)

Balance as of December 31, 2016	-	-	2,576,415	3	18,560	(8,861)	9,702
Net and comprehensive loss	-	-	-	-	-	(9,111)	(9,111)

Balance as of December 31, 2017	-	$-	2,576,415	$3	$18,560	$(17,972)	$591

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

**	Less than $0.5 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,111)	$(8,053)	$14,753
Adjustments to reconcile net income or loss to net cash provided by (used in) operating activities:
Depreciation	168	149	132
Amortization	321	193	-
Impairment of inventory	-	201	-
Impairment of property and equipment	-	114	-
Capital (gain) loss from sale of property and equipment	30	(10)	18
Changes in operating assets and liabilities:
Restricted deposits	1,758	(1,433)	162
Accounts receivable	1,198	631	(3,756)
Inventory	(50)	(311)	(799)
Deferred tax	-	-	(423)
Other receivables	(1,773)	1,459	(1,180)
Interest earned on restricted deposit for put option	128	(128)	-
Accrued payroll and other compensation related accruals	(135)	210	(291)
Trade payables, accrued expenses and other accounts payable	(896)	3,108	1,030
Income tax payable	73	(2,674)	2,426
Accrued expenses and accounts payable with respect to Projects	(2,193)	(2,233)	2,618
Due to related company	-	(600)	600
Progress payments in excess of accumulated costs with respect to Projects (accumulated costs with respect to Projects in excess of progress payments)	457	(1,170)	(5,304)
Accrued severance pay	(4)	(25)	171

Total Adjustments	(918)	(2,519)	(4,596)

Net cash provided by (used in) operating activities	$(10,029)	$(10,572)	$10,157

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(187)	$(182)	$(353)
Proceeds from sale of property and equipment	124	10	158
Loans repaid by related company, net	-	-	709

Net cash provided by (used in) investing activities	(63)	(172)	514

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Reverse Merger, net of transaction costs	-	-	18,995
Dividends paid	-	-	(14,951)
Due from / to controlling shareholders, net	196	378	(595)
Withholding tax paid by the Company on behalf of the controlling shareholders’ with respect to dividend distributed	-	(4,393)	-
Withholding tax paid by the controlling shareholders’ to the Company with respect to dividend distributed, to be paid by the Company to the Israel Tax Authority	-	770	-

Net cash provided by (used in) financing activities	196	(3,245)	3,449

Net change in cash and cash equivalents	(9,896)	(13,989)	14,120
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,840	25,829	11,709

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$1,944	$11,840	$25,829

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

Cash paid during the years for:
Interest and banks’ charges	$18	$36	$40

Income tax	$7	$3,758	$568

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - organization and business operation:

a.	General:

Ability Inc. (the “Company” or “INC”) was incorporated under the laws of the Cayman Islands on September 1, 2015, originally as Cambridge Holdco Corp., an exempted company. INC was formed as a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation (“Cambridge”), a special purpose acquisition corporation, incorporated under the laws of Delaware on October 1, 2013. Cambridge closed its initial public offering and a simultaneous private placement on December 23, 2013. On December 23, 2015, upon a merger of Cambridge into INC, with INC surviving the merger and becoming the public entity, INC consummated a business combination whereby it acquired Ability Computer & Software Industries Ltd., an Israeli company (“ACSI”), by way of a share exchange (the “Reverse Merger”), following which ACSI became INC’s wholly-owned subsidiary. Upon the closing of the Reverse Merger, INC’s ordinary shares and warrants began trading on the NASDAQ Capital Market under the symbols “ABIL” and “ABILW”, respectively. INC’s warrants were delisted on April 18, 2016 and since such date have traded on OTC Pink under the symbol “ABIWF”. On January 12, 2016 INC’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange. The Company, ACSI and Ability Security Systems Ltd. (“ASM”) are jointly defined as the “Group”. On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, the effect of such consolidation was applied retrospectively for all amount of shares, warrants, related par value and others presented in the notes below.

b.	The Reverse Merger:

1)	ACSI’s shareholders prior to the closing of the Reverse Merger, Anatoly Hurgin and Alexander Aurovsky, (the “Controlling Shareholders”) received in the Reverse Merger: 1,621,327 ordinary shares of INC (reflecting approximately 63% of INC’s issued and outstanding ordinary shares immediately following the Reverse Merger); $18.1 million in cash and an additional number of ordinary shares of INC to be issued upon and subject to ACSI achieving certain net income targets following the Reverse Merger, as described below (the “Net Income Shares”), as consideration for their shares of ACSI. Furthermore, of the ordinary shares received, each of the Controlling Shareholders have the right, on one occasion during the 60 day period following the third anniversary of the closing of the Reverse Merger, to put to INC all or part of his pro rata portion of 117,327 ordinary shares that he received in the share exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, on $11.9 million deposited into an escrow account by INC to fund the payment of the purchase price for the put option if it is exercised. The put option terms were updated subsequently, see Note 3 for additional information.

2)	Migdal Underwriting and Business Initiatives Ltd. (“Migdal”) received in the Reverse Merger: 48,000 ordinary shares of INC; $1.2 million in cash and up to 25,350 Net Income Shares, all in consideration for services provided by them with respect to the Reverse Merger.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

b.	The Reverse Merger (cont.):

3)	INC acquired from the sole shareholder of ASM, Eyal Tzur, (the “ASM Former Shareholder”) 16% of the shares of ASM, a variable interest entity with ACSI as its primary beneficiary, for $0.9 million in cash and a put option to sell his remaining holdings to INC in exchange for 48,000 of INC’s ordinary shares and up to 25,350 Net Income Shares. The put option was exercised in January 2016.

4)	ACSI’s transaction costs with respect to the Reverse Merger were $6.3 million and include Migdal’s service fees ($1.2 million in cash and ordinary shares valued at $4.3 million as detailed above) and other consulting expenses (the “Transaction Costs”).

5)	The Controlling Shareholders, Migdal and ASM Former Shareholder are entitled to receive Net Income Shares based on ACSI’s achievement of specified net income targets in the fiscal years 2015 to 2018 as set out below:

		Number of the Company’s ordinary shares
Year Ending December 31,	Net Income Target	Controlling Shareholders	Migdal	ASM Former Shareholder	Total

2015	$27,000,000	338,400	10,800	10,800	360,000
2016	$40,000,000	173,900	5,550	5,550	185,000
2017	$60,000,000	188, 000	6,000	6,000	200,000
2018	$80,000,000	94,000	3,000	3,000	100,000

In the event that the INC fails to satisfy the net income target for any fiscal year but net income for such fiscal year is ninety percent (90%) or more of the net income target for such fiscal year, then INC is required to issue to the Controlling Shareholders, Migdal and ASM Former Shareholder, the pro rata portion of Net Income Shares relating to the percentage achieved.

The net income targets for the years ended December 31, 2017, 2016 and 2015 were not achieved.

6)	The remaining funds in the restricted trust account of Cambridge amounted to $81.3 million of which: $21.6 million was paid to the holders of 213,676 ordinary shares of Cambridge who elected to convert their shares into cash upon consummation of the Reverse Merger; $18.1 million and $11.9 million were paid to the Controlling Shareholders and deposited in an escrow account to secure their put option, respectively; $0.9 million was paid to ASM Former Shareholder; $7.8 million was used to pay outstanding accounts payable and accrued expenses of Cambridge; $2 million was used to pay for the Company’s Transaction Costs. The balance of $19 million was released to ACSI.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

c.	Business operations:

The Group provides advanced interception, geolocation, monitoring and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide.

d.	Regulatory matters:

The Israeli Control Order Regarding the Engagement in Encryption Items, 1998 regulated under the Encryptions Export Control Department in the Israeli Ministry of Defense (the “IMOD”) controls development, import, export, and sale of all encrypted items (the “Decryption Regime”).

The Israeli Defense Export Control Law, 2007 (the “2007 Law”) regulated under DECA (the Defense Export Control Agency in IMOD) regulates the marketing and export of defense equipment, transfer of defense know-how and the provision of defense services, taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel.

ACSI exports from Israel certain products and components that are not subject to Israeli export control.

ASM, a wholly owned subsidiary of the Company, is an Israeli company registered with DECA as a certified exporter for the marketing and export of “controlled” products of Israeli origin, or “controlled” products that are exported from Israel.

However, for the most part, the ACSI’s products are manufactured outside of Israel and therefore are not subject to the general provisions of the 2007 Law. Thus, ACSI strives to ensure that components of ACSI’s systems (that otherwise would be subject to DECA control) are sent to the customers directly by the foreign suppliers of such components, which are located outside of Israel, and are installed or integrated there by ACSI or others under its responsibility.

The interception systems that contain decryption capabilities of ACSI and ASM may be subject to the Decryption Regime and therefore have obtained necessary licenses thereunder.

e.	ASM:

ACSI and the ASM Former Shareholder were parties to a long-term agreement (the “JV Agreement”) pursuant to which ACSI contributed substantial business efforts while ASM was responsible mainly for the regulatory aspects of pursuing business opportunities in the field of DECA controlled products. The JV Agreement could be terminated and/or the activities could be transferred to ACSI’s full ownership at any time, subject to ACSI’s exclusive discretion.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

e.	ASM (Cont.):

ACSI and the Controlling Shareholders were significantly involved in the redesign of ASM’s operations, in such manner that in essence, the operations are conducted only in favor of ACSI (ASM had no other activities other than on behalf of ACSI). Moreover, according to the JV Agreement, ASM was required to negotiate and determine any project terms and sign contracts with the clients - all with full transparency, coordination and advance consent from ACSI, as applicable. Upon the closing of the Reverse Merger, the JV Agreement was terminated while maintaining its terms for the existing projects. As mentioned above, in January 2016, the ASM Former Shareholder exercised his put option, resulting in ASM becoming a wholly-owned subsidiary of the Company. ACSI had the power to govern ASM’s operations through the provision requiring its consent of any new client which ASM wishes to accept. ACSI was entitled to all but 3% commission (the return that ASM Former Shareholder was entitled to as a service provider) of ASM’s net results which are transferred to the Company, and was fully responsible for indemnifying ASM for any losses incurred as part of their joint operations (the ASM Former Shareholder does not have any obligation to absorb ASM’s losses) or any negative consequences with respect to the performance of a project.

When the activities of ASM commenced (following conclusion of the JV Agreement) it did not have equity at risk (no equity and no subordinated loans). All the equity that ASM has achieved is based on transactions involving ACSI. There were no restrictions on ASM’s assets. Any required financial guarantees were provided by ACSI.

Given ACSI’s exposure and rights to the outcome of ASM’s operations, among other factors described above, ACSI concluded that ASM was a variable interest entity (“VIE”) prior to the time the ASM Former Shareholder exercised his put option and that ACSI was its primary beneficiary. Therefore, the consolidated results for the year ended December 31, 2015 include the financial information of all three entities (the Company, ACSI and ASM).

f.	Going concern:

As of December 31, 2017, the Company had an accumulated deficit of $17,972 thousand, cash and cash equivalents of $1,944 thousand, a negative working capital of $556 thousand and a net loss of $9,111 thousand for the year ended December 31, 2017. Due to a significant decline in revenues and an increase in legal and professional services fees, the Company has suffered losses from operations, and it has an accumulated deficit that, among other reasons, raises substantial doubt about its ability to continue as a going concern. The Company’s independent registered public accounting firm, in their report on the Company’s audited financial statements for the year ended December 31, 2017 expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, the Controlling Shareholders’ financial support of the Company, a decrease in litigation costs, the Company’s ability to remain listed on the NASDAQ Capital Market and favorable resolution of the pending lawsuits and SEC investigation. The Company expects to continue incurring losses and negative cash flows from operations in the foreseeable future. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company only has sufficient cash on its balance sheet to finance its operations for a period of up to two months from the date of filing with the SEC of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

The accompanying consolidated financial statements do not include any adjustments that might result relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this risk and uncertainty.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

f.	Going concern (Cont.):

The net loss for the year ended December 31, 2017 includes significant legal and professional expenses.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability. Additionally, the Company plans to raise capital through the sale of equity securities or debt and settling certain of the lawsuits that are pending.

On February 21, 2018 the Controlling Shareholders executed an irrevocable undertaking (the “Undertaking”) for the benefit of the Group. According to the Undertaking, the Controlling Shareholders agreed to make available to ACSI from, March 1, 2018, a $3.0 million line of credit or loan in favor of the Group. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The Undertaking further provided that at the end of the term of the line of credit or loan, the Company’ Board of Directors will determine whether repayment of the line of credit or the loan will compromise the ability of the Group to meet its obligations during the twelve months following repayment. The Controlling Shareholders undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the Board of Directors with respect to the necessity of the support of the Controlling Shareholders. On April 11, 2018, ACSI obtained a six-month line of credit from an Israeli commercial bank in the amount of NIS 11 million (approximately $3.1 million). On amounts drawn under the line of credit, an interest rate in an amount to be determined at the time of draw down shall apply in addition to a semi-annual bank commission of NIS 27,500. Subsequently at a meeting of the board of directors on April 23, 2018, it was resolved to amend the terms of the Undertaking to provide that the Company will bear the costs and interest of the line of credit.

There is no assurance however, that the Company will be successful in regaining profitability or obtaining the level of financing needed for its operations. If the Company is unsuccessful in generating additional revenue to support its operations or raising additional capital, it may need to further reduce activities, curtail or cease operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Group’s financial position, results of operations, changes in shareholders’ equity and cash flows for the periods presented.

The Reverse Merger was accounted for as a reverse merger whereby the Company was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on ACSI comprising the ongoing operations of the combined company, ACSI’s senior management comprising the senior management of the combined company, and that the former shareholders of ACSI are the controlling shareholders of the Company after the Reverse Merger. The Reverse Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Reverse Merger was treated as the equivalent of ACSI issuing shares for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Merger are those of ACSI, and therefore the historical consolidated financial statements presented are the consolidated financial statements of ACSI and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the Reverse Merger.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, ACSI and ASM. All intercompany accounts and transactions have been eliminated in the consolidation.

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

The currency of the primary economic environment in which the operations of the Group is conducted is the U.S. dollar (“dollar” or “$”); thus, the dollar is the functional currency of the Group. Therefore, the Group’s transactions and balances denominated in dollars are presented at their original amounts, while non-dollar transactions and balances have been re-measured to dollars and the relating gains and losses are reflected in the statements of comprehensive income (loss) as financial income or expenses, as appropriate.

All amounts are presented in dollars, unless otherwise indicated, and are rounded to the nearest thousand.

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

Products and Services:

Revenues from sales of Products of which the final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, are recognized when the Group has delivered the Products to the customer and received final acceptance, the revenue can be reliably measured and collectability of the receivables is reasonably assured. The revenues are deferred until the acceptance criteria have been met.

Revenues from sales of Services are recognized ratably in the period in which the services are rendered (connection to supportive infrastructure is generally over one year).

The Group provides a one year warranty for the majority of its Products. Based on the Group’s experience, the provision is de minims.

Projects:

Revenues from Projects are recognized upon final acceptance from the customers, as such acceptance is deemed substantive.

Under such method, costs are accumulated on the balance sheet until final acceptance is received. Similarly, amounts billed to customers are also deferred until final acceptance is received. To the extent that the amount of accumulated costs exceeds the amount of advance (or progress) payments received or billed by the Group, the excess is reflected on the balance sheet as a current asset, separated from inventory. To the extent that the amount of advance (or progress) payments received or billed by the Group exceeds the amount of accumulated costs, the excess is reflected as a liability on the balance sheet.

In instances where revenues are derived from sales of third-party vendors’ products or services, revenues are recognized on a gross basis and the related costs are recognized within cost of revenues, when the Group has the following indicators for gross reporting: (i) it is the primary obligor of the sales arrangements; (ii) it is subject to inventory risks of physical loss; (iii) it has latitude in establishing prices; and (iv) it has discretion in suppliers’ selection and assumes credit risks on receivables from customers.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

e.	Revenue recognition (Cont.):

SaaS Revenues:

The Group’s SaaS multiple-element arrangements are typically comprised of subscription and support fees from customers accessing the Group’s software and set-up fees. The Group does not provide the customer the contractual right to take possession of the software at any time during the hosting period under these arrangements. The Group recognizes revenue for subscription and support services over the arrangement period originating when the subscription service is made available to the customer and the contractual hosting period has commenced.

Usage based fees:

Revenues are recognized in the period in which subscribers use the related services.

Other multiple elements arrangements:

When a sale arrangement contains multiple elements, the Group allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. The Group establishes VSOE of selling price using the price charged for a deliverable when sold separately. When VSOE cannot be established, the Group attempts to establish selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s go-to-market strategy typically differs from that of its peers and its offerings contain a significant differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, the Group is typically not able to determine TPE. The best ESP is established considering several external and internal factors including, but not limited to, historical sales, pricing practices and geographies in which the Group offers its products. The determination of ESP is based on applying significant judgment to weigh such factors.

f.	Advertising costs:

Advertising costs are expensed as incurred. In 2017, 2016 and 2015, advertising expenses were $53 thousand, $24 thousand and $26 thousand, respectively.

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

The Group’s financial assets and liabilities as of December 31, 2017 and 2016 are measured based on Level 1 inputs.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

i.	Inventory:

The inventory items consist of purchased systems and are stated at the lower of cost or market. Cost is determined using the “First-In, First-Out” method of inventory accounting. The valuation of inventory items requires the Group to make estimates regarding excess or obsolete inventories.

The purchased systems are utilized typically for one of the following purposes: (i) future projects; (ii) demo; and (iii) spare parts for installed systems. The first utilization suggests that the systems should be classified as inventory while the second and third suggest it should be classified as property and equipment. In order to reflect those utilizations appropriately between the inventory and property and equipment line items, the Group performed an aggregated analysis which suggested that such systems should be classified as inventory for the first year from purchase date, on such date tested for impairment and then classified to property and equipment and amortized over four years from that date, see also below for the amortization period.

j.	Property and equipment, net:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation and amortization are removed and any related gain or loss is recorded in the statements of operations and comprehensive income (loss). Repairs and maintenance that do not extend the life, or improve an asset are expensed in the periods incurred.

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

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

j.	Property and equipment, net (Cont.):

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Useful life (years)

Software systems (from classified date, see also above)	25	4
Vehicles	15	7
Leasehold improvements	10-20	5-10
Office furniture and equipment	7-10	10-14
Computers, electronics and related	15-33	3-7

k.	Income taxes:

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

The Group calculates basic earnings or loss per share by dividing net income or loss by the weighted-average number of ordinary shares outstanding during the year. However, consistent with the reverse merger accounting, the calculation of the weighted-average number of ordinary shares includes 2,459,088 shares (which include also 48,000 ordinary shares that were issued to the ASM Former Shareholder upon exercise of its put option on its remaining ordinary shares of ASM) assumed to be outstanding as of January 1, 2013. Further, the outstanding shares subject to put options were excluded, consistent with the accounting treatment of a put option liability.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

l.	Earnings (loss) per share (Cont.):

Diluted earnings (loss) per share would give effect to dilutive warrants and other potential ordinary shares outstanding during the period, considering the treasury stock method. The outstanding warrants were “out-of-the-money” and the issuance of the Net Income Shares was not probable at any given year and therefore excluded from the calculation.

Basic and diluted earnings (loss) per ordinary share data were computed as follows:

	Year Ended December 31,
	2017	2016	2015

Net income (loss) (U.S. dollars in thousands)	$(9,111)	$(8,053)	$14,753

Weighted-average ordinary shares outstanding - basic and diluted*	2,459,088	2,459,088	2,459,088

Earnings (loss) per ordinary basic and diluted (U.S. dollars)	$(3.71)	$(3.27)	$6.00

*

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

Refer to Note 7.b. for warrants assumed by the Company which may result in an additional outstanding ordinary shares.

m.	Contingencies:

The Group is involved in various commercial, government investigation and other legal proceedings that arise from time to time. The Group records accruals for these types of contingencies to the extent that the Group concludes their occurrence is probable and that the related liabilities are estimable. When accruing these costs, the Group will recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Group accrues for the minimum amount within the range. The Group records anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Legal costs are expensed as incurred.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

n.	Recently Issued Accounting Pronouncements:

Not yet adopted in current period:

1)	In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC 605”), Revenue Recognition, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. ASU 2014-09 permits the use of either a retrospective or cumulative effect transition method. The Group adopted ASU 2014-09 along with the related additional ASUs on Topic 606 (Collectively, “ASC 606”) on January 1, 2018, using the modified retrospective transition method. Contracts that are substantially completed will be excluded from the transition adjustment.

The Group has reviewed all of its contracts with customers and has implemented the required process, data, and system changes to comply with the requirements of ASC 606.

The Group did not have any material cumulative-effect adjustment as a result of the adoption of ASC 606. In addition, the adoption of ASC 606 will not have any material impact on the Group consolidated financial statement line items in the year of adoption. The Group will make the additional required disclosures under Topic 606, starting with the Group’s consolidated financial statements that include the initial adoption date.

2)	In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a Consensus of the FASB Emerging Issues Task Force). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This update also requires an entity to disclose the nature of restrictions on its cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, including adoption in an interim period.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

n.	Recently Issued Accounting Pronouncements (Cont.):

The Group typically has restrictions on certain amounts of cash and cash equivalents, primarily consisting of amounts used to secure bank guarantees in connection with sales contract performance obligations, and expect to continue to have similar restrictions in the future. The Group currently reports changes in such restricted amounts as cash flows from operating activities on its consolidated statement of cash flows. This standard will change that presentation. The Group adopted ASU No. 2016-18 on January 1, 2018 and is currently reviewing it to assess other potential impact on its consolidated financial statements.

3)	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financial or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The new guidance is effective for all periods beginning after December 15, 2018. The Group is currently evaluating the effects that the adoption of ASU No. 2016-02 will have on its consolidated financial statements.

NOTE 3 - Restricted DEPOSITS:

The restricted deposits as of December 31, 2016 totaled NIS 6,760 thousand ($1,758 thousand) relates to a deposit in connection with one of the legal proceedings, see Note 8.a.8. for additional information.

Regarding the restricted deposit in connection with the put option provided to the Controlling Shareholders - on November 13, 2017, the Company, the Controlling Shareholders and the Bank Leumi Le-Israel Trust Company Ltd., as escrow agent entered into an amendment (the “Amendment”) to the escrow agreement among such parties dated December 23, 2015, the terms of such escrow agreement presented in Note 1.b.1. Pursuant to the Amendment, the Put Option Period will now commence on January 1, 2019 and will end on March 1, 2021. Such change resulted in a classification of the restricted deposit and the put option liability from current assets and current liabilities to non-current assets and non-current liabilities, respectively as of December 31, 2017.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 4 - Property and Equipment, Net:

Composition:

	December 31,
	2017	2016
	(U.S. dollars in thousands)

Cost:
Software Systems	$1,361	$1,105
Vehicles	554	606
Leasehold improvements	347	355
Office furniture and equipment	121	121
Computers, electronics and related	13	13
	$2,396	$2,200
Less: accumulated depreciation and amortization	1,008	612
Property and equipment, net	$1,388	$1,588

NOTE 5 -	Accumulated costs with respect to projects in excess of progress payments (Progress payments in excess of accumulated costs with respect to Projects):

Composition:

	December 31,
	2017	2016
	(U.S. dollars in thousands)

Accumulated costs	$547	$548
Advanced payments from customers	(853)	(397)
Accumulated costs with respect to projects in excess of progress payments (progress payments in excess of accumulated costs with respect to projects)	$(306)	$151

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 6 - Related Parties:

a.	Purchases from related parties, loans to related parties and due from Controlling Shareholders:

1.	Anatoly Hurgin owns 100% of Alan Ltd. (“Alan”) which holds a 60% interest in Active Intelligence Labs Ltd. (Israel) (“AIL”). ACSI purchased products which are integrated into its innovative tailored solutions totaling $780 thousand and $420 thousand from AIL in the years ended December 31, 2015 and 2014, respectively. The debt as of December 31, 2015 ($600 thousand) was repaid at August 2, 2016.

2.	In in the years ended December 31, 2014 and 2013, ACSI granted Alan loans in the aggregate amounts of $555 thousand and $205 thousand, respectively. The loans bore annual interest of 3.3%, linked to the Israeli consumer price index, and were repaid in December 2015.

3.	The amounts due from the Controlling Shareholders as of December 31, 2016 were repaid to ACSI on April 19, 2017. See Note 8.a.8. for additional information.

b.	Dividends:

In the year ended December 31, 2011, ACSI declared dividends of NIS 10,760 thousand ($2,833 thousand) of which 15% income tax was withheld (the “Net Amount”) and NIS 1,140 thousand ($300 thousand) and NIS 474 thousand ($125 thousand) were paid to the Israel Tax Authority in the years ended December 31, 2013 and 2014, respectively. NIS 894 thousand ($197 thousand), NIS 1,379 thousand ($231 thousand), NIS 2,350 thousand ($817 thousand) and NIS 4,523 thousand ($1,163 thousand) of the Net Amount were paid to the Controlling Shareholders in the years ended December 31, 2012, in 2013, 2014 and 2015, respectively.

Additionally, in the fourth and the second quarters of 2015, ACSI declared dividends of NIS 42,825 thousand ($11,000 thousand) and NIS 23,560 thousand ($6,251 thousand), respectively, of which 20% income tax was withheld and outstanding as of December 31, 2015 (income tax of NIS 13,277 thousand ($3,404 thousand) was paid to the Israel Tax Authority in January 2016), while the net amounts were paid to the Controlling Shareholders. It was agreed as part of ACSI’s tax assessments for the three years ended December 31, 2014 that were finalized on May 30, 2016 that the Controlling Shareholders withholding tax for the 2015 dividends should be NIS 16,400 thousand ($4,260 thousand). ACSI paid the difference to the Israel tax authority and the Controlling Shareholders compensated ACSI for such difference.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 6 - Related Parties (CONT.):

c.	Related parties’ employment agreements and compensation:

1.	The Group entered into new employment agreements with each of its two Controlling Shareholders. One of the Controlling Shareholders is the Chairman of the Board of Directors and the Chief Executive Officer and the other is a member of the Board of Directors and the Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreement, the executive’s gross salary is NIS 120,000 ($31,200) per month commencing on January 1, 2016. Each executive is also entitled to receive social benefits: however, each of the executives agreed to a temporary 50% reduction in the salaries, effective as from May 2017.

Each employment agreement provides that the executive is entitled to receive an annual performance bonus of up to NIS 360,000 ($93,600) based on annual performance goals agreed upon by the Group and the executive (such performance goals were not met during the years ended December 31, 2017 and 2016 and therefore no performance bonus was recorded or paid). Each employment agreement may be terminated by the Group or the executive upon 120 days’ prior written notice, in which case, the executive is entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight month period. In addition, the Group, by resolution of the Company’s Board of Directors, may terminate the employment agreements at any time by a written notice with cause (as defined in the employment agreements).

The Controlling Shareholders’ compensation related expenses in the years ended December 31, 2017, 2016 and 2015 amounted to NIS 2,391 thousand ($664 thousand), NIS 3,562 thousand ($928 thousand) and NIS 487 thousand ($125 thousand), respectively.

2.	The Group entered into a new employment agreement with a Controlling Shareholder’s son commencing March 22, 2016 and was employed by the Group until June 20, 2016. Based on the agreement he was entitled to a monthly gross salary of NIS 10,000 ($2,600) and other related social benefits.

NOTE 7 - ordinary shares, PREFERRED shares and warrants:

a.	Ordinary shares:

The Company is authorized to issue 20,000,000 ordinary shares with a par value of $0.001 per share, of which 2,528,415 were issued and outstanding as of December 31, 2015. During January 2016, the Company issued 48,000 ordinary shares par value $0.001 in connection with ASM Former Shareholder’s exercising his put option on his remaining shares in ASM. As a result the ordinary shares issued and outstanding as of that that date and as of December 31, 2017 and 2016 were 2,576,415.

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.001 per share, of which none were issued and outstanding as of December 31, 2017 and 2016.

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018. The effect of such consolidation was applied retrospectively for all the amount of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 7 - ordinary shares, PREFERRED shares and warrants (CONT.):

b.	Warrants:

Since its inception, Cambridge issued 855,744 warrants which were assumed by the Company in the merger (see Note 1). Each warrant entitles its holder to purchase one ordinary share at a price of $115.00 and expires on December 17, 2018. The Company may redeem the warrants in the event that the traded ordinary share price is at least $175.00 per share (for any 20 trading days within a 30-day trading period) on a “cashless basis”.

On March 21, 2016, the Company received a letter from NASDAQ informing that its warrants did not meet the minimum 400 Round Lot Holder requirement for initial listing on the NASDAQ and that the Staff had determined to initiate procedures to delist the Company’s warrants from NASDAQ. As the Company did not appeal this determination, the Company’s warrants were delisted from NASDAQ on April 18, 2016 and since such date have traded on the “OTC Pink” market under the symbol “ABIWF”.

NOTE 8 - commitments and contingencies:

a.	Legal proceedings:

1)	SEC Investigation

As the Company disclosed in its Report on Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”), on February 16, 2017, the Company received a subpoena from the SEC. The subpoena requests, among other things, information regarding the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. In furtherance of the investigation, the SEC has been obtaining testimony from the Company’s officers among others. The Company and its officers are fully cooperating with the investigation. As a result of the investigation, the Company may incur significant legal and accounting expenses. Furthermore, the Company cannot predict what, if any, actions the SEC may take against the Company or any of its officers, or the timing or duration of the investigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

2)	Re. Ability, Inc. Securities Litigation

On May 25, 2016, a purported class action lawsuit, captioned In re Ability Inc. Securities Litigation, Master File No. 16-cv-03893-VM (S.D.N.Y) was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of the Company’s public statements were false, and that the Company materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that the Company’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added Benjamin Gordon and BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Gordon, a claim pursuant to Section 11 of the Securities Act against the Company, BDO Ziv Haft and Messrs. Hurgin and Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Gordon on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The amended complaint does not specify the amount of damages sought. The complaint broadly alleges that certain of the Company’s public statements were false, that it had material weaknesses in its internal controls, that its financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations, and that its registration statement contained material misstatements and omissions. On August 17, 2017, the court ordered a stipulated schedule recognizing that all parties had agreed to a mediation on October 17, 2017 and all deadlines were reset until after that mediation took place.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

2)	(Cont.):

On December 21, 2017, the Company entered into a Memorandum of Understanding (“MOU”) to memorialize an agreement in principle to settle all claims of participating class members in the class actions consolidated in the lawsuit captioned In re Ability Inc. Securities Litigation, No. 16-cv-03893 (VM), pending in the Southern District of New York (the “New York Class Action Litigation”). The MOU provides for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the New York Class Action Litigation. On April 25, 2018, the motion for settlement was filed with the court. The settlement includes the dismissal of all claims against the Company and the named individuals in the New York Class Action Litigation. It is expected that $250,000 of the $3.0 million settlement amount will be funded by the Company and the remaining $2.75 million will be funded with the Company’s insurance proceeds or contributed by other defendants. The ultimate impact of this class action settlement on the Levy Litigation (Case No. 2015-CA-003339), Pottash Litigation (Case No. 502016CA013823), Hammel Litigation (Case No. 50-2018-CA-000762-MB-AG) and the Ladragor Litigation (C.A. 8482-05-16), each as further described herein, has yet to be determined, however, some or all of the claims raised in such other actions may be deemed to be resolved, settled and disposed of as part of such class action settlement.

The Company intends to continue to attempt to settle and resolve the litigation. There is no assurance that the court will approve the settlement.

In connection with the entry into of the MOU, the Company entered into an agreement with its insurer (the “Discharge Agreement”) pursuant to which the Company agreed to discharge the insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation.

3)	Levy Litigation

On October 15, 2015, plaintiff Brian Levy, purportedly on behalf of himself and all others similarly situated, filed a first amended class action and derivative complaint against Cambridge Holdco Corp., ACSI, the individual members of the Cambridge board of directors, and plaintiff also named Cambridge Capital Acquisition Corp. and the Company as nominal defendants in case number 2015CA003339 in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

3)	(Cont.):

The complaint generally alleged, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with ACSI, and that ACSI was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties.

The action sought injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, ACSI filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the Court lacks personal jurisdiction over ACSI; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination and the claims against ACSI are insufficiently pleaded. On September 15, 2016, the Court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss. On June 21, 2017, the Judge entered an order (the “June 21 Order”) granting a partial motion to dismiss as to the counts against ACSI due to lack of personal jurisdiction over ACSI. ACSI was therefore dismissed from the case without prejudice, and it is unclear at this stage whether the plaintiff will attempt to bring ACSI directly back into the action in the future. On the other hand, pursuant to the Judge’s ruling, the Company still remains as a necessary party and named defendant in the case. In the June 21 Order, the Judge also partially denied the motion to dismiss the second amended complaint, and the purported class action and derivative claims against the individual defendants for alleged breach of fiduciary duties, failure to disclose and ultra vires acts still remain pending.

On July 21, 2017, the Company and each of the individual defendants filed their answer and affirmative defenses raising numerous substantive and legal defenses to the alleged claims set forth in the second amended complaint. On August 7, 2017, plaintiff’s counsel filed a motion for class certification and incorporated memorandum of law. The Company and defendants filed papers in opposition to such motion, and on March 13, 2018, the Court entered an order denying plaintiff’s motion for class certification and providing that the plaintiff may attempt to file a further amended complaint within 30 days after the order denying the request for class certification.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

3)	(Cont.):

Plaintiff has now filed a verified third amended class action and derivative complaint attempting to assert the same type of claims raised in the defective second amended complaint. The Company intends to vigorously defend against such claims, and to continue to explore potential opportunities to settle and resolve the litigation. If the case does not settle, it is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings.

4)	Pottash Litigation

On December 13, 2016, a complaint, captioned Pottash v. Benjamin Gordon et. al., Case No. 50-2016-CA-013823, was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, its former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. On January 23, 2017, the plaintiff filed an amended complaint. On March 2, 2017, the Company filed a motion to dismiss all of the claims asserted against it in the amended complaint. On the same day, Mr. Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On November 27, 2017, the plaintiff filed a second amended complaint against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. On January 17, 2018, the Company filed a motion to dismiss seeking the dismissal of all claims asserted against it on various legal grounds. The co-defendants also filed motions seeking dismissal of the second amended complaint. The Court will be scheduling a special set hearing on the pending motions to dismiss. The Company intends to continue vigorously defend against this action. It is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings.

5)	Hammel Litigation

On January 19, 2018, a complaint, captioned Hammel v. Benjamin Gordon et. al (Case No. 50-2018-CA-000762-MB-AG), was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges that the defendants, through a series of misrepresentations and omissions, induced the plaintiff, Robert Hammel, to invest in the stock of Cambridge. Plaintiff alleges to have lost more than $1.6 million due to the defendants’ conduct. In a summons issued in February 26, 2018, the Company was also named as one of the defendants. The Company has received a service copy of the complaint, and will be filing a motion to dismiss the claims asserted in the complaint on or before May 1, 2018. The Company intends to vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

6)	Patent Infringement Litigation

On October 27, 2015, ACSI received a notice alleging that its GSM interception and decryption systems allegedly fall within the claims of an Israeli patent owned by the claimant. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by ACSI and/or any entity on its behalf. On November 12, 2015, a lawsuit, captioned Dr. Elad Barkan et al. v. Ability Computer & Software Industries Ltd. et al. C.C. 29551-11-15, alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Central District Court in Israel by a company and an individual against ACSI and its controlling shareholders. The amount sought in the lawsuit for registration fee purposes is NIS 5.0 million (approximately $1.4 million), however the plaintiffs have not yet quantified the amount of the compensation demanded. Furthermore, the plaintiffs demanded that ACSI and/or its controlling shareholders immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. On April 5, 2016, ACSI and its controlling shareholders filed a statement of defense, and on April 13, 2016 a preliminary hearing was held. On May 23, 2016, the plaintiffs filed a petition to add the Company, Ability Limited, a company wholly-owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim. The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the Company’s application and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. On August 23, 2017, the Deputy Patent Registrar decided to reject the revocation application, and on August 28, 2017 the plaintiffs informed the court of the deputy registrar’s decision, and requested to resume the proceedings and instruct the defendants (the Company and its controlling shareholders) to file their response to the petition to join the Company, Ability Limited and ASM as defendants (a response was filed on September 25, 2017, and a rejoinder was filed by the plaintiffs on October 22, 2017). On December 25, 2017, the defendants filed a petition to order the plaintiffs to deposit a guarantee for costs of the trial (a response was filed on January 14, 2018, and a rejoinder was filed on January 17, 2018). A second preliminary hearing was held on January 17, 2018, in which the court decided that the plaintiffs were allowed to amend the statement of claim without having the consent either of the defendants or of the Company, Ability Limited and ASM to the content of the amended statement of claim, and without waiving the right to request dismissal of the amended suit (partially or completely). The court also decided that the petition to order the plaintiffs to deposit a guarantee will be adjudicated after the statement of case is amended. On March 15, 2018 the plaintiffs filed an amended statement of claims against the original defendants, as well as against the Company, Ability Limited and ASM.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

6)	(Cont.):

The defendants are required to file an amended statement of defense by May 15, 2018. A third preliminary hearing was set to June 13, 2018. The Company intends to continue vigorously defend against this action. The Group believes that the suit’s probability of success, as filed, is less than even, and we intend to vigorously defend against it.

In addition, after the Deputy Patent Registrar decided to reject the revocation application on August 23, 2017, the patentee, Dr. Barkan, filed an amended version of certain claims on September 28, 2017. The amendment was subject to opposition by third parties until December 28, 2017. On December 27, 2017, the Company filed with the Patent Registrar an opposition to the request to have the specification of the patent amended. On March 15, 2018, the Company filed its statement of claims, arguing that the request should be dismissed for various reasons. Dr. Barkan is required to file his statement of claims by June 15, 2018.

7)	Ladragor Litigation

On May 4, 2016, the Company was served with a lawsuit and a motion for the certification of the lawsuit as class action, captioned Ladragror v. Ability Inc. et al. C.A. 8482-05-16, in the Tel Aviv District Court in Israel, filed, against the Company, Anatoly Hurgin, Alexander Aurovsky, and Benjamin Gordon and Mitchell Gordon. The claim alleges, among other things, that the Company misled the public in our public filings with regard to its financial condition and included misleading information (or omitted to include relevant information) in its financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards the Company and its public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $39.7), and estimates that its shareholders suffered damages of approximately NIS 23.3 million (approximately $6.72 million). On September 15, 2016, the Company filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims. The Court required the parties to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, the Company filed a separate update with respect to the United States class actions, together with a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, requesting an extension until May 15, 2017 to file a full response, alleging that the publication of the Company’s annual financial statements, together with the findings of the internal investigation, would affect its position on its motion to stay proceedings. On May 23, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three month extension to file a full response, among other things, as the Company had not filed its annual financial statements or published the findings of the internal investigation. On August 14, 2017, the Company and Messrs. Hurgin and Aurovsky filed a notice regarding their counsel substitution. In light of this, the judge decided on August 27, 2017 to recuse herself from the case. On August 21, 2017, the plaintiff filed a motion and an updated notice in which he claimed that the Company had not yet published the report of the internal investigation, and hence the reasons for granting him a continuance to file his response to the motion to stay of proceedings are still relevant. The plaintiff also informed the Court that in the U.S. proceedings, the parties agreed to mediation, and the mediation meeting was scheduled in October 2017. The plaintiff asked the Court to file an update notice in 90 days. On August 28, 2017, the Court ordered the parties to file an update notice on September 28, 2017. On September 28, 2017 and November 7, 2017 the plaintiff, the Company, and Messrs. Hurgin and Aurovsky updated the Court that the mediation process in the U.S. was still pending. On November 8, 2017, the Court ordered the parties to file an update notice in 90 days. On February 7, March 7 and April 12, 2018, the parties updated the Court that they are holding negotiations in order to settle the case, and requested extensions for filing the update notice. The parties are required to file the abovementioned notice on May 8, 2018. The Company intends to attempt to settle and resolve the litigation. If the case does not settle, the Company intends to continue vigorously defend against this action. Given that the proceeding is currently suspended, the timing or outcome of this matter cannot be predicted at this time. As referenced above in Note 8.a.2, the Ladragor Litigation is not subject to the Discharge Agreement.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

8)	Israeli Arbitration

In January 2015, ACSI, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court in October 2014 by the plaintiff against ACSI and its former shareholders, claiming a right to review ACSI’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (approximately $2,437,265), which was subsequently approved by the Company’s Board of Directors. On or about the time of the Board of Director's meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process, at the conclusion of which, a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 8,142,000 (approximately $2,348,428), plus VAT. Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of the Company’s Board of Directors, ACSI appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between the Company and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that the Company shall be required to pay 70% of the settlement amount and the VAT and the remaining 30% of the settlement amount shall be paid by Messrs. Hurgin and Aurovsky. During the year ended December 31, 2017, the Company paid the entire settlement amount which was recorded during the year ended December 31, 2016 and in connection therewith, on April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to the Company NIS 376,410 (approximately $98,000), or a total of NIS 752,820 (approximately $196,000) constituting their portion of the settlement amount.

b.	Lease commitments:

The Group has the following lease agreements:

1)	A 5 year lease agreement, with respect to an office space, expiring on November 30, 2017, with an option to extend for an additional five years. The monthly rent is NIS 25 thousand ($7 thousand) linked to the Israeli consumer products index.

A 2.5 year lease agreement with respect to an office space, expiring on November 30, 2017, with an option to extend for an additional five years. The monthly rent is NIS 16 thousand ($4 thousand) linked to the Israeli consumer products index.

Both options were exercised for additional five years up to November 30, 2022 based on an aggregate monthly rent of NIS 44 (approximately $13 thousand).

2)	A lease for an installation and quality assurance facility with an initial term from August 15, 2015 through August 15, 2016 which was extended until August 15, 2018. The Group has an option to extend the lease until August 15, 2019. The monthly rent for the facility for the initial term and the option period is NIS 5 thousand (approximately $1 thousand).

In the years ended December 31, 2017, 2016 and 2015, the rent expenses amounted to $130 thousand, $152 thousand and $128 thousand, respectively.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

c.	Agreement with a Provider:

On October 20, 2015 (the “Effective Date”), ACSI entered into an agreement with an unrelated company which is a service provider and an owner and licensor of telecommunications solutions (the “Provider”). The Provider granted ACSI an exclusive and non-transferable right and license for three years to market, promote, advertise, sell and distribute the Provider’s products directly to customers worldwide, in consideration for 50% of ACSI’s net income relating to those sales. The agreement sets minimum annual sales at $10 million. In case ACSI does not satisfy this minimum commitment at the end of any contract year, ACSI is required to pay the Provider a 15% penalty against the shortfall amount (maximum $1.5 million per year). In order to secure minimum sales and penalty, it was also agreed that ACSI pay the Provider monthly payments of $125 thousand. During the year ended December 31, 2015, ACSI paid the Provider $375 thousand. Those payments were recorded as prepayments in other receivables in the consolidated balance sheet as of December 31, 2015, as ACSI believed it will satisfy those sales. During the year ended December 31, 2016, ACSI continued to pay the monthly payments and paid the Provider an aggregated amount of $1,500 thousand. Those payments (along with the $375 thousand that were paid during the year ended December 31, 2015 and recorded initially as part of the balance sheet) were recorded as part of the selling and marketing expenses since ACSI succeeded to sell only one of the Provider products during the year ended December 31, 2016. The Provider waived its rights to the 50% net income share in connection with that sole 2016 sale in order to support his product marketing efforts in the relevant region.

During the year ended December 31, 2016, ACSI and the Provider agreed that ACSI will be able to utilize the monthly payments through the entire agreement period and not only on an annual basis.

d.	Resignation and appointment of independent directors:

On April 9, 2017, the Company received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all of the Company’s independent directors, tendering their resignation as a member of the Company’s Board of Directors and committees thereof, effective immediately (each, a “Resignation Letter” and collectively, the “Resignation Letters”).

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

d.	Resignation and appointment of independent directors (cont.):

At the time of their resignations, Mr. Dick was the Chairman of the Board of Directors and a member of the Company’s audit committee and compensation committee; Mr. Halevy was a member of the Company’s nominating committee; Mr. Malka was a member of the Company’s compensation committee; Mr. Moshe was the Chairman of the Company’s audit committee and Chairman of its nominating committee; and Mr. Singer was the Chairman of the Company’s compensation committee and a member of its audit committee and nominating committee.

Each of Messrs. Dick, Malka, Moshe and Singer stated in his respective Resignation Letter that his resignation was due to his approach to risk assessment and management of the Company’s affairs not being aligned with that of the Controlling Shareholders, which made him unable to contribute to the Company in a productive way. Each noted that, in view of the various challenges that the Company is currently facing, a shared vision and broad cooperation among the Company’s Controlling Shareholders and directors is required and that in view of the foregoing, and especially as he served as a director for only a few months, he does not believe it would be appropriate to continue to serve as a director of the Company Mr. Halevy did not state any reason for his resignation in his Resignation Letter.

Following the resignation of the former independent directors, on May 15, 2017 the Company appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on the Company’s Board of Directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. However, on June 29, 2017, Levi Ilsar, Eli Polak and Nimrod Schwartz, representing all of the Company’s independent directors, tendered their written resignations with immediate effect. Each of Messrs. Ilsar, Polak and Schwartz stated in his respective resignation notice that his resignation was due, among other things, to the lack of cooperation by management which prevented him from fulfilling his duties as an independent director.

On July 5, 2017, the Company’s Board of Directors appointed three new independent directors, Avraham Dan, Naftali Granot and Limor Beladev, effective immediately. On July 24, 2017 and October 15, 2017, the Company’s Board of Directors appointed additional independent directors, Brigadier General (Ret.) Yair Cohen and Joseph Tenne, respectively, effective immediately.

e.	Other:

During the first quarter of 2015, through an internal investigation conducted by ACSI, it was discovered that ACSI was a victim of fraud from an outside, unrelated third party. The fraud resulted in an unauthorized outgoing transfer to the third party by ACSI in the amount of $462 thousand. While ACSI reported the fraud to the police and to its bank, there can be no assurance that the funds will be recovered. Accordingly, the wire transfer amount has been recorded within general and administrative expenses in the statement of operations and comprehensive income for the year ended December 31, 2015.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 9 - rEVENUE CLASSIFIED BY GEOGRAPHICAL AREA:

	Year Ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

Asia	$555	$9,230	$8,373
Latin America	754	5,320	34,603
Europe	210	1,750	495
Israel*	1,325	-	8,365
Other	128	208	315
	$2,972	$16,508	$52,151

*	Sales in Israel during the years ended December 31, 2017, 2016 and 2015 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 45%, 0% and 16% of revenues during such periods, respectively.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 10 – GENERAL and administrative expenses:

	Year Ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

Legal fees*	$2,741	$3,849	$36
Professional services fees	2,126	2,821	339
Settlement in connection in one of the legal proceedings (see Note 8.a.8.)	-	1,664	-
Salaries and related	620	681	224
Fraud from an unrelated third party (see Note 8e)	-	-	462
Impairment of fixed assets	-	114	-
Office maintenance (including rent)	76	98	59
Others	453	435	197

	$6,016	$9,662	$1,317

*	The 2017 legal fees includes a deduction of $2 million legal fees refund in connection with the 2016 directors and officers insurance policy based on a settlement agreement. Such amount was received on February 23, 2018 and presented within the other receivables as of December 31, 2017.

NOTE 11 - income taxes:

a.	Tax rates:

The Israeli corporate tax rates applicable to ACSI and ASM:

2015 - 26.5%

2016 – 25%

2017 – 24%

2018 and thereafter – 23%

b.	“Approved Enterprise” status:

ACSI was granted an ‘approved enterprise’ status for the 10 years ended December 31, 2014, under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”). The tax benefit is a reduced corporate income tax rate on non-distributed income generated in approved areas (“Approved Income”). Distributed Approved Income is subject to 25% corporate income tax at the company level and 15% withholding income tax at the shareholder level.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 11 - income taxES (CONT.):

b.	“Approved Enterprise” status (Cont.):

As of December 31, 2011, upon a tax assessment by the Israel Tax Authority, all of the accumulated Approved Income was distributed as dividends to the Controlling Shareholders and the applicable income tax was applied. As ACSI distributes its Approved Income to its Controlling Shareholders, a deferred tax liability was recorded on the non-distributed Approved Income as generated, on the difference of the reduced corporate income tax rate applied and the regular corporate tax rates, as well as related deferred income tax expenses.

On May 30, 2016, ACSI and the Israel Tax Authority signed a tax assessment agreement for the three years ended December 31, 2014 according to which all of the accumulated Approved Income was distributed as dividends to the Controlling Shareholders and the applicable income tax were applied. As part of that tax assessment ACSI was also required to pay $1.1 million in excess accrued tax provision for that period; such additional tax was recorded as part of the 2016 income tax.

ACSI has final tax assessments for the years up to 2014 inclusive.

c.	“Preferred Enterprise” status:

Commencing January 1, 2015, ACSI has elected the “Preferred Enterprise” program under the amendment of the Encouragement Law, whereby ACSI is subject to corporate income tax rate on non-Preferred Income and 16% reduced income tax rate on its Preferred Income generated in all areas other than Development Area A. As part of the tax assessment for the three years ended December 31, 2014 as mentioned above, it was agreed that ACSI will be subject to a 14.6% (based on blended tax rates) for the tax years 2015 and 2016 and a reduced tax rate, not yet determined (but up to 16%) in the tax year 2017 and thereafter.

d.	Income tax expenses:

	Year Ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

Current	$-	$32	$3,446
Previous year	-	1,054	-
Deferred	-	-	(423)

Income tax expenses	$-	$1,086	$3,023

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 11 - income taxES (CONT.):

e.	Deferred income taxes:

In assessing the realization of deferred tax assets, the Group considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. As described in Note 1. regarding the substantial doubt about the Group’s ability to continue as a going concern, the Group applied a full valuation allowance for its deferred tax assets.

Composition:

	December 31,
	2017	2016
	(U.S. dollars in thousands)

Net and comprehensive loss	$3,271	$1,338
Temporary difference of expense in connection with the working capital received as part of the reverse merger	-	271
Temporary differences of expense in connection with employees benefits	41	42
Deferred tax assets before valuation allowance	3,312	1,651
Valuation allowance	(3,312)	(1,651)
	$-	$-

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 11 - income taxES (CONT.):

f.	Reconciliation of income tax expenses:

As the Company and ASM stand-alone net results during the years ended December 31, 2017 and 2016 are relatively immaterial and zero during the year ended December 31, 2015, the Group’s overall effective tax rate is attributable to Israeli income tax and therefore a reconciliation between the theoretical income tax, assuming corporate tax rates and the actual income tax expenses (benefit) as reported in the consolidated statements of comprehensive income (loss) is calculated based on the Israeli corporate tax rates and is as follows:

	Year ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

Income (loss) before income tax	$(9,111)	$(6,967)	$17,776

Israeli corporate income tax rate	25%	25%	26.5%
Theoretical income tax expenses (benefit)	(2,278)	(1,742)	4,711
Valuation allowance for deferred tax	2,278	1,109	-
Tax rates differences	-	725	(1,659)
Previous year	-	1,054	-
Other, net	-	(60)	(29)
Income tax expenses	$-	$1,086	$3,023

g.	Uncertain tax positions:

The following is a roll-forward of the total amounts of the Group’s unrecognized tax benefits at the beginning and at the end of the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)

Balance at beginning of year	$-	$-	$-
Increase as a result of tax position taken in prior period	-	1054	-
Decrease due to settlement with the Israeli tax authorities	-	(1054)	-
Balance at end of year	$-	$-	$-

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 12 - CONCENTRATION Risk:

Major customers and vendors are defined as those from whom the Group derives at least 10% of its revenues and cost of revenues, respectively.

During the years ended December 31, 2017, 2016 and 2015, revenues from the major customers reflected 89% (three customers), 79% (two customers) and 91% (three customers) of the total consolidated revenues, respectively.

During the years ended December 31, 2017, 2016 and 2015, the cost of revenues from major vendors reflected 17% (one vendor), 72% (three vendors) and 70% (three vendors) of the total consolidated cost of revenues, respectively.

As of December 31, 2017, accounts receivables from one of the Group’s customers represented 99% of total accounts receivables.

NOTE 13 - Subsequent events:

On February 21, 2018, the Controlling Shareholders executed an Undertaking for the benefit of the Group. According to the Undertaking, the Controlling Shareholders agreed to make available to ACSI from, March 1, 2018, a $3.0 million line of credit or loan in favor of the Group. On April 11, 2018, the Group obtained a six-month line of credit from an Israeli commercial bank in the amount of NIS 11 million (approximately $3.1 million). For additional information, see Note 1.f.

