Form 20-F
period 2018-12-31
Ability Inc.
filed 2019-04-24
CIK 1652866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, the Registrant had 6,304,677 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

i

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

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity (the “Redomestication Merger”) and Holdco consummated a business combination whereby it acquired Ability Computer & Software Industries Ltd. (“ACSI”), by way of a share exchange (the “Share Exchange” and together with the Redomestication Merger, the “Business Combination”), following which ACSI became a wholly-owned subsidiary of Holdco. Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” Upon the closing of the Business Combination. Our ordinary shares and warrants began trading on the Nasdaq Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the “OTC Pink” under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange (“TASE”) since January 12, 2016.

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

On January 15, 2019, we entered into a Stock Purchase Agreement (the “Telcostar Agreement”), with a third-party seller, pursuant to which we acquired Telcostar Pte. Ltd., a company incorporated in Singapore (“Telcostar”), through the purchase of all of its issued and outstanding shares. Telcostar’s principal business is the development and licensing of ULIN. Immediately after the entry into the Telcostar Agreement, we completed the closing of Telcostar Agreement, and as a result, Telcostar became our wholly-owned subsidiary commencing January 15, 2019. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

We are a holding company operating through our subsidiaries ACSI, ASM and Telcostar, which provide advanced interception, geolocation and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. Founded in 1994, ACSI has 17 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

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

The Business Combination was accounted for as a reverse merger, whereby Cambridge was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on ACSI comprising the ongoing operations of the combined company, ACSI’s senior management comprising the senior management of the combined company and ACSI’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of ACSI issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of ACSI; therefore, the historical consolidated financial statements presented were the historical consolidated financial statements of ACSI and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

The audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 in this Annual Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

In this Annual Report on Form 20-F (the “Annual Report”), unless the context indicates otherwise, references to “U.S. dollars,” “$” or “dollars” are to United States dollars and to “NIS” are to New Israeli Shekel, the legal currency of Israel, the terms “we,” “us,” “our,” or the “Company” refer to Ability Inc. and our wholly-owned subsidiaries, ACSI and ASM, and the term “customer” refers to customers and users, as applicable.

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.748 the exchange rate published by the Bank of Israel on December 31, 2018.

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

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “may,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others:

●	risks related to our ability to continue as a going concern;

●	risks related to our need for significant additional capital, which we may be unable to obtain;

●	risks associated with our ability to regain and maintain compliance with the Nasdaq listing standards;

●	risks related to the dependence of our revenues on the successful implementation and customer adoption of Ultimate Interception (“ULIN”), the customer adoption of which has been limited;

●	risks related to the dependence of ULIN sales on a services agreement (the “Services Agreement”) with a third-party provider (the “Provider”), which automatically terminates in December 2019;

●	risks relating to an investigation by the United States Securities and Exchange Commission (“SEC”) to which we are currently under and to adverse outcomes in our outstanding litigation matters;
●	risks relating to an investigation by the Israeli Ministry of Defense to which we are currently under;
●	risks relating to government spending and contracts with governments and governmental agencies;

●	risks associated with our reliance on third-party suppliers, manufacturers and partners for certain products or components which may be critical to our solutions;

●	risks associated with our ability to retain and recruit key personnel, including our current Chief Executive Officer and Chief Technology Officer;

●	risks associated with our ability to keep pace with technological changes and evolving industry standards;

●	risks and challenges associated with large projects and the sophisticated nature of the solutions and products we sell customization of solutions based on specific customer needs, sales cycles and unpredictable sales terms and timing and uneven sales patterns;

●	risks associated with complex and changing local and foreign regulatory environments in the jurisdictions in which we operate;

●	risks associated with the misconduct or other improper activities of our employees or other third parties, including noncompliance with regulatory standards and requirements;

●	risks relating to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; and

●	risks that our products may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

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

DCME, or digital circuit multiplexing equipment, is a type of voice compression equipment installed at either end of a long-distance link, typically communications satellite.

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

v

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

We have derived the consolidated statement of operations data for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the consolidated balance sheet data as of December 31, 2016, 2015 and 2014 and the consolidated statement of operations data for the years ended December 31, 2015 and 2014 from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

In our consolidated financial statements for the year ended December 31, 2015, our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended were restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in the years ended December 31, 2014, 2013 and 2012; and previously unrecognized commissions due to a third-party on cost of revenues that were recognized in the year ended December 31, 2014.

Certain factors that affect the comparability of the information set forth in the following table are described in “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S. dollars; in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$539	$2,972	$16,508	$52,151	$21,444
Cost of revenues	1,637	2,957	8,617	29,654	13,968
Gross profit (loss)	(1,098)	15	7,891	22,497	7,476
Selling and marketing expenses	2,569	3,033	5,323	3,305	3,064
General and administrative expenses	6,503	6,016	9,662	1,317	469
Operating income (loss)	(10,170)	(9,034)	(7,094)	17,875	3,943
Financial expenses (income), net	19	77	(127)	99	(269)
Income (loss) before income taxes	(10,189)	(9,111)	(6,967)	17,776	4,212
Income tax expenses	-	-	1,086	3,023	1,090
Net and comprehensive income (loss)	$(10,189)	$(9,111)	$(8,053)	$14,753	$3,122
Weighted-average ordinary shares outstanding - basic and diluted (1)	2,956,908	2,459,088	2,459,088	2,459,088	2,459,088
Basic and diluted earnings (loss) per share (1)(2)	$(3.45)	$(3.71)	$(3.27)	$6.00	$1.27
Dividends paid (3)	$-	$—	$—	$(14,951)	$(817)

(1)	On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares, with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.
(2)	We compute basic earnings or loss per share by dividing net income by the weighted-average number of ordinary shares outstanding during the year. However, the outstanding shares subject to put options were excluded, consistent with the accounting treatment of a put option liability. For additional information, see Note 2.m. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this Annual Report.
(3)	Dividends paid by ACSI prior to the consummation of the Business Combination on December 23, 2015.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to our Financial Position

We will need significant additional capital, which we may be unable to obtain. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

Revenues generated from our operations are not presently sufficient to sustain our operations. Without materially curtailing our operations, we estimate that we have sufficient capital to finance our operations for a period of six to twelve months from the date of filing of this Annual Report. On April 11, 2018, we obtained a six-month bank line of credit of NIS 11.0 million (approximately $2.9 million) secured by our controlling shareholders, Anatoly Hurgin, who is also our Chief Executive Officer and Chairman, and Alexander Aurovsky, who is also our Chief Technology Officer and a director, which was terminated on January 10, 2019. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” Therefore, we will need to raise additional capital to continue our operations. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets, our history of losses, and our litigations and SEC investigation which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to reduce the scope of, or eliminate our operations. We will also have to reduce marketing, customer service or other resources devoted to our products. Any of these factors will materially harm our business and results of operations.

We have incurred net losses and negative cash flows in the years ended December 31, 2018, 2017 and 2016 and can provide no assurance of our future operating results.

We currently have limited product revenues. We have experienced net losses and negative cash flows from operating activities during the years ended December 31, 2018, 2017 and 2016. For the years ended December 31, 2018, 2017 and 2016, we incurred net losses of approximately $10.2 million, $9.1 million and $8.1 million, respectively.  As of December 31, 2018, we had an aggregate accumulated deficit of $28.2 million.  We expect to incur additional operating losses for the foreseeable future. There can be no assurance that we will be able to achieve sufficient revenues to support our operations or be profitable in the future.

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2018 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2018, indicating that there is a substantial doubt about our ability to continue as a going concern. As of December 31, 2018, we had total cash and cash equivalents of $9.9 million. See “Item 5.B Liquidity and Capital Resources”. If we are unable to improve our liquidity position, by, among other things, increasing our revenues, raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

Risks Related to our Business

Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.

In November 2015, we introduced ULIN, a product based on a new technology allowing for the interception of communication in GSM, UMTS and LTE cellular networks without, in most cases, the involvement of mobile network operators. We expected that ULIN would be a major growth driver of our sales and revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated, and while we have seen significant interest in ULIN and its advanced capabilities, during the year ended December 31, 2016, we only completed one ULIN sale (which was our first ULIN sale). During the year ended December 31, 2017, we suspended recognizing revenues for this sale due to collectability issues. During the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues encountered with the solution and regulatory difficulties, we have not recognized any revenue from such sales to date. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantages over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to the content of voice calls and SMS, and ULIN’s inability to intercept cellular communication within some network operators. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all). See “Item 5D. Trend Information” for a more complete discussion regarding the changes in the cellular interception industry.

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

Slow customer adoption and extended sales cycles of ULIN, as well as decline in sales of our existing portfolio of solutions and products, resulted in an 82% decrease in revenues for the year ended on December 31, 2018 compared to the year ended on December 31, 2017, as well as an 82% decrease in revenues compared to the year ended on December 31, 2016. For more information, see “Item 5. Operating and Financial Review and Prospects.”

ULIN sales are dependent on the Services Agreement with the Provider, which automatically terminates in December 31, 2019.

Our ULIN activities are based on the Services Agreement, granting us certain services and resources which allow us to develop and maintain our ULIN business. The Services Agreement automatically terminates in December 31, 2019 and may be terminated by either party under certain specific circumstances. The Services Agreement provides us with the option to purchase, through our wholly-owned subsidiary, Telcostar, in our sole discretion and at any time until December 31, 2019, the assets used in connection with the services provided under the Services Agreement, and to hire or employ any of the employees or contractors to perform the services provided under the Services Agreement, for the aggregate sum of $1,000. The Provider is a third-party provider and, as such, we have no ability to exert any influence over the business or employees of the supplier. Further, the Provider is a recently established corporation with a short operating history and is unknown in the industry. If the Provider ceases operations or is unable to deliver the services provided under the Services Agreement, is unable to retain its key personnel or fails to adequately upgrade and develop ULIN in order for it to remain competitive, our business, financial condition and results of operations could be materially adversely affected.

We may not generate the expected benefits of the acquisition of Telcostar, and the acquisition of Telcostar could disrupt our ongoing business, distract our management and increase our expenses.

We entered into the Telcostar Agreement with the expectation that the acquisition of Telcostar will result in various benefits, including maintaining our worldwide exclusive right to sell ULIN. Achieving the anticipated benefits of the acquisition of Telcostar is subject to a number of uncertainties, including whether our business and the business of Telcostar can be integrated in an efficient and effective manner. We may not be able to accurately forecast the performance or ultimate impact of the acquisition of Telcostar.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, additional and unforeseen expenses, the disruption of our ongoing business, processes and systems, or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect our ability to achieve the anticipated benefits of the acquisition of Telcostar. There may be increased risk due to integrating financial reporting and internal control systems. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits, expense savings and synergies will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect our future business, financial condition, operating results and prospects.

We have incurred non-recurring expenses in connection with the acquisition of Telcostar, including legal, accounting and other expenses.  We cannot be certain that the realization of efficiencies related to the integration Telcostar will offset the transaction and integration costs in the near term or any losses from undiscovered liabilities not covered by an indemnification from the seller of Telcostar.

The success of the acquisition of Telcostar, depends upon effective integration and management of the acquired business into our operations, which is subject to risks and uncertainties, including realizing the anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention for other business concerns, and undisclosed or potential legal liabilities of the Telcostar business or assets. We will be required to devote significant management attention and resources to integrate the businesses and operations of Telcostar. We may also encounter cultural or language challenges in integrating the Telcostar business into our operations.

It is possible that the integration process could result in the distraction of our management, the disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the Telcostar transaction, or could otherwise adversely affect our business and financial results following the closing of the acquisition of Telcostar.

We are under an investigation by the SEC and received a Wells notice and if SEC enforcement action is initiated, even if ultimately resolved favorably for us, such action would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flows.

As we disclosed in our Report on Form 6-K furnished with the SEC on February 16, 2017, we received a subpoena from the SEC. In furtherance of the investigation, the SEC issued subpoenas to Anatoly Hurgin and Alexander Aurovsky, our controlling shareholders who are also officers and directors, and the SEC obtained testimony from Company officers among others. As a result of the investigation, we have incurred, and may continue to incur, significant legal and accounting expenses.

On July 3, 2018, the SEC issued Wells notices to us and Messrs. Hurgin and Aurovsky in connection with the previously disclosed SEC investigation. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement (the “Staff”) has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against us and Messrs. Hurgin and Aurovsky that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934, and may seek remedies that include an injunction, cease and desist order, monetary relief of disgorgement, pre-judgment interest, and civil penalties, and in the case of Messrs. Hurgin and Aurovsky, a bar from serving as an officer or director. On August 10, 2018, we and Messrs. Hurgin and Aurovsky made Wells submissions in response to the Wells notices.

The Company and Messrs. Hurgin and Aurovsky are currently in talks with the Staff to settle the SEC enforcement action that the Staff plans to recommend to the SEC’s Commissioners. Any settlement in principle between the Company, Messrs. Hurgin and Aurovsky, and the Staff would be subject to final approval by the SEC’s Commissioners. The terms of any settlement will be disclosed if and when the SEC’s Commissioners approve a settlement. However, there can be no assurance that a settlement will occur. If no settlement is reached, the SEC Commissioners may authorize the filing of an unsettled civil enforcement action against the Company and Messrs. Hurgin and Aurovsky.

If an enforcement action is initiated (whether unsettled or settled), this could result in us and Messrs. Hurgin and/or Aurovsky being subject to an injunction or cease and desist order from violations of the securities laws described above, as well as monetary relief of disgorgement, pre-judgment interest, and civil penalties, and in the case of Messrs. Hurgin and Aurovsky, a bar from serving as an officer or director.

If an enforcement action is initiated (whether unsettled or settled), even if ultimately resolved favorably for us, this would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flows.

We are under an investigation by the Israeli Ministry of Defense, which could have an impact on our reputation, business, financial condition, results of operations or cash flows.

As we disclosed in our Report on Form 6-K furnished with the SEC on March 27, 2019, on March 17, 2019, the Israeli Ministry of Defense (the “IMOD”) informed the Company that it has ordered the suspension of the licenses granted to ASM under the Israeli Defense Export Control Law, 2007 (the “2007 Law”). In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. The abovementioned decisions arose in the course of an investigation which is ongoing, the details of which are subject to a gag order. On March 26, 2019, the IMOD made public the existence of the investigation and the suspensions.

The Company is reviewing the decisions of the IMOD and has limited information about the reasons for the IMOD decisions and the investigation. Based upon the limited information available to the Company at present, the Company believes that the decisions of the IMOD will have a limited impact on future orders.

Adverse outcomes in our outstanding litigation matters, or in new litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

We and our officers are defendants in multiple lawsuits (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”). We intend to engage in a vigorous defense of the lawsuits. In certain circumstances, we are obliged to indemnify our current and former officers who are named as defendants in these lawsuits. However, except with regards to the New York Class Action Litigation, we are unable to predict the outcome of any of these matters at this time. Any conclusion of these matters in a manner adverse to us could have a material adverse effect on our business, results of operation, financial condition and cash flows. For example, we may be required to pay substantial damages, incur payments of fines and penalties, incur substantial costs not covered by our directors’ and officers’ liability insurance, suffer a significant adverse impact on our reputation, and management’s attention and resources may be diverted from other priorities, including the execution of business plans and strategies that are important to our ability to grow our business, any of which could have a material adverse effect on our business. In addition, we recently entered into an agreement with our insurer pursuant to which we agreed to discharge our insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel, as described further in “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” below) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation. If we do not have sufficient funds to settle or pay any damages and costs with respect to any U.S. claims not covered by insurance, this would have a material adverse effect on our business, financial condition and results of operation.

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

For most solutions and products, we rely on third-party suppliers, manufacturers and partners, and if these relationships are interrupted, we may not be able to obtain substitute suppliers, manufacturers or partners on favorable terms or at all and we may be subject to other adverse effects.

We rely on non-affiliated suppliers and original equipment manufacturer, or OEM, partners for most non-standard products or components which may be critical to our solutions, including both hardware and software, and on manufacturers of assemblies that are incorporated into our solutions. During the years ended December 31, 2018, 2017 and 2016, expenses incurred with respect to our three largest suppliers comprised 9%, 27% and 72% of our cost of revenues, respectively, and one supplier accounted for 9%, 17% and 40% of our cost of revenues in such years, respectively.

In January 2019, we entered into the Services Agreement with the Provider, which allows us to develop and maintain our ULIN business. This agreement may in the future account for a significant portion of our vendor costs as well as our revenue generation. See the risk factor “ULIN sales are dependent on the Services Agreement with the Provider, which automatically terminates in December 31, 2019”.

Our competitiveness, business and future growth is highly dependent on our ability to retain access to these suppliers and contractors as well as their technology. Our reliance on a limited number of suppliers involves risks. In the event that a key supplier, including in particular the supplier of ULIN, ceases operations or otherwise ceases to do business with us, it may take a substantial amount of time and expense for us to secure substitute suppliers. Certain of our suppliers also offer products that compete with our solutions. We may also purchase technology, license intellectual property rights and oversee third-party development and localization of certain products and components, in some cases, by or from companies that may compete with us or work with our competitors. In addition, in certain cases, we may be dependent on sole-source suppliers for some components. If any of these sole-source suppliers fails to meet our needs, we may not have readily available alternatives. Our ability to fill our supply needs could jeopardize our ability to satisfactorily and timely complete our obligations under our government and other contracts.

If these suppliers, manufacturers or partners experience financial, operational, manufacturing capacity or quality assurance difficulties, cease production and sale of the products we buy from them entirely, or there is any other disruption, including loss of license, OEM or distribution rights, including as a result of the acquisition of a supplier or partner by a competitor, we may be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, or to redesign and/or remove certain features from the products and solutions we offer, any of which would be likely to increase expenses, create delivery delays and negatively impact our sales. Although we endeavor to put in place contracts with key providers, and attempt to identify redundant suppliers, we may not be able to enter into such contracts or purchase from redundant suppliers. If we are able to enter into such contracts, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted. In addition, by utilizing third-party suppliers, manufacturers and partners, we run the risks that the reputation and competitiveness of the products, solutions and services we offer may deteriorate as a result of the reduction of our control over quality and delivery schedules and the consequent risk that we will experience supply interruptions and be subject to escalating cost; and our competitiveness may be harmed by the failure of our subcontractors to develop, implement or maintain manufacturing methods appropriate for our product portfolio and our customers.

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

We depend on the continued service and performance of our senior management and key personnel, including Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, to run and grow our business. As of December 31, 2018, we employed 17 individuals on a full-time basis and two individuals on a part-time basis, comprised of administrators, marketing and technical personnel. We may not be able to continue to retain and attract such personnel and the loss of the services of these persons could adversely affect our business. Members of our senior management team may resign at any time (subject to applicable contractual advance notice periods). At present, the pending litigations to which we and our executives and certain of our former directors are a party and the SEC investigation, as well as the implementation of procedures relating to compliance with the United States Foreign Corrupt Practices Act, or FCPA, require significant management time and could divert the attention of our management from our business operations. In addition, if an enforcement action is initiated (whether unsettled or settled) by the SEC against Messrs. Hurgin and/or Aurovsky (see the Risk Factor “We are under an investigation by the SEC and received a Wells notice and if SEC enforcement action is initiated, even if ultimately resolved favorably for us, such action would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flows”), either one of them (or both) could be subject to a bar from serving as an officer or director which would have a material adverse effect on our business and results of operations and may require us to curtail or cease operations or file for bankruptcy protection.

We face risks related to the concentration of customers with whom we do business and, if we are unable to establish and maintain our relationships with such customers, our business and ability to grow could be materially adversely affected.

We conduct business with a relatively small number of customers, including third-party resellers and agents, each of which could be material to our business. With respect to sales in many regions and countries, we sell to third-party resellers that, in turn, resell the products and solutions we offer to various security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies. For example, in the years ended December 31, 2018, 2017 and 2016, one significant reseller accounted for 67%, 45% and 47% of our revenues, respectively, and one other reseller in each such periods accounted for 19%, 25% and 32% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future. There can be no assurance that we will be able to retain these key resellers and customers or that such resellers and customers will not cancel purchase orders, reschedule or decrease their level of purchases. Loss, cancellation, deferral of business by, or failure to receive new contracts, renewals or follow-on contracts from, such resellers and customers could have a material adverse effect on our business and operating results.

To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with other customers, including third-party resellers and agents. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to become a preferred partner for them. Our ability to establish and maintain our relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation, maintenance and price.

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

It is critical to our success that we are able to anticipate and respond to changes in technology and industry standards and new customer challenges by consistently offering new, innovative, high-quality products and solutions that meet the changing needs of our customers. See the risk factor “For most solutions and products, we rely on third-party suppliers, manufacturers and partners, and if these relationships are interrupted, we may not be able to obtain substitute suppliers, manufacturers or partners on favorable terms or at all and we may be subject to other adverse effects.” We must also successfully identify, enter into and prioritize areas of growing market potential, including by launching and driving demand for new and enhanced solutions and products. If we are unable to execute on these strategic priorities, or if our competitors are able to do so more rapidly, we may lose market share or experience slower growth, and our profitability and other results of operations may be materially adversely affected.

We cannot assure you that the market or demand for the products and solutions we sell will grow (if at all), that we will successfully introduce new products or solutions, or new applications for existing products and solutions, that such new products, solutions or applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render the products and solutions in our current portfolio obsolete. See the risk factor “Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.” In addition, certain of the solutions and products we sell must readily integrate with major third-party security, telephone, front-office and back-office systems. Any changes to these third-party systems could require such products to be redesigned, and any such redesign might not be possible on a timely basis or may not achieve market acceptance. Furthermore, some of the solutions and products we sell rely on weaknesses of commonly used protocols and if such weakness were identified and patched and we were unable to respond to such technological challenges in a timely manner, our business may be adversely affected. If we are unable to offer solutions and products that are competitive in technology and price and responsive to customer needs, there would be a material adverse effect on our business, financial condition and results of operations.

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

The security industry is constantly changing to meet new requirements, which result from new threats to government and industry, both from potential threats to persons and property, to industrial and governmental espionage, as well as general concern about personal and family safety. In order to meet these needs, we must both anticipate problems and develop methods for reducing the potential risk. We rely primarily on the performance and design characteristics of our products in marketing our products, which requires access to state-of-the art technology in order to be competitive. Our business could be impaired if we cannot obtain licenses for such updated technology or develop state-of-the-art technology ourselves. If we cannot meet the developing challenges, we will not be able to market our interception and geolocation products successfully.

We face risks relating to large projects.

The larger and more complex our customers’ projects are, the greater the risks associated with such projects. Moreover, these risks are increased due to our need to custom design our solutions to meet each customer’s specific needs. These risks may include exposure to penalties and liabilities resulting from a breach of contract, inability to fully integrate the needed products with any third-party products and inability to effectively combine various technologies into customized solutions. In some of these projects we may use domestic or foreign subcontractors for various planning aspects, solution development, integration, delivery and successful and timely completion. We may be held liable for the failure of our subcontractors, from whom we may have no or limited recourse. Additionally, to the extent that we cannot engage such subcontractors, partners or specialists or cannot engage them on a competitive basis, our ability to complete a project in a timely fashion or at a profit may be impaired.

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

On March 17, 2019, the IMOD informed us that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. For additional information, see the Risk Factor “We are under an investigation by the Israeli Ministry of Defense, which could have an impact on our reputation, business, financial condition, results of operations or cash flows”.

Our business, results of operations and financial condition could be materially adversely affected by changes in the legal and regulatory environment.

Our business, results of operations and financial condition could be materially adversely affected if laws, regulations or standards relating to our business (including the solutions and products that we offer), the Company or our employees (including labor laws and regulations) are implemented or changed. Among these laws and regulations, there are requirements in Israel and other territories in relation to import and export controls, data privacy and protection, anti-bribery and anti-corruption, labor, tax and environmental and social issues. While we make efforts to comply with such requirements, we cannot assure you that we will be fully successful in our efforts. Failure to comply with applicable laws and regulations could result in fines, damages, civil liability and criminal sanctions against us, our officers and our employees and prohibit us from conducting our business and damage our reputation. On March 17, 2019, the IMOD informed us that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974.

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

Many of our existing solutions are, and future solutions are expected to be, sophisticated and may develop operational problems. New products and new product versions, and the incorporation of third-party products into our solutions, also give rise to the risk of defects or errors. These defects or errors may relate to the operation or the security of the products and solutions we sell and could result in product returns, loss of or delay in market acceptance of the products and solutions, loss of our competitive position or claims by customers or others, which would seriously harm our revenues, financial condition and results of operations. Moreover, even well-designed and tested products and solutions may be vulnerable to cyber-attacks. If we do not discover and remedy such defects, errors or other operational or security problems until after a product or solution has been released to customers, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities. Furthermore, correcting and repairing such errors, failures or defects could also require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing. The identification of errors in the products and solutions we sell, the detection of bugs by our customers, or a successful cyber-attack on one of the products and solutions even absent a defect or error, may damage our reputation in the market as well as our relationships with existing customers, which may result in our inability to retain our customers or attract new customers, which could have a material adverse effect on our results or financial condition.

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

We are subject to the FCPA, which generally prohibits U.S. companies, as well as foreign companies with a class of securities listed on a national securities exchange in the United States or quoted on the over-the-counter market in the United States, such as us, from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. We operate in parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal policies and procedures will always protect us from improper conduct by our employees, resellers, agents or independent contractors and due to lack of resources, we have been unable to implement our internal policies and procedures completely which exposes us to additional risks. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition or results of operations. In addition, actual or alleged violations could damage our reputation. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

On March 17, 2019, the IMOD informed us that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. For additional information, see the Risk Factor “We are under an investigation by the Israeli Ministry of Defense, which could have an impact on our reputation, business, financial condition, results of operations or cash flows”.

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

We integrate and utilize various third-party software products as components of our solutions. Our business could be disrupted if functional versions of these software products were either no longer available to us on commercially reasonable terms or at all. In addition, some of our third-party vendors use proprietary technology and software code that could require significant redesign of our solutions in the case of a change in vendor. If we lost the right to use such third-party software, we would be required to spend additional capital to either redesign our solutions, or acquire or license new software from third parties. As a result, we might be forced to limit the features available in our current or future offerings and commercial releases of our solutions could be delayed.

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

A key element of our strategy is to continue to invest in, enhance and secure our business and operations and grow organically. Investments in, among other things, new markets, new solutions, technologies, infrastructure and systems, geographic expansion and headcount may all be considered in order to execute this strategy. Our ability to implement this portion of our growth strategy is dependent on our ability to market solutions and products on a larger scale, increase our brand recognition and enter into distribution and other strategic arrangements with third-party suppliers and distributors, as well as manage growth in administrative overhead and distribution costs likely to result from our possible geographic expansion.

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

The technology industry is characterized by frequent allegations of intellectual property infringement. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause shipment delays or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us either with respect to our own intellectual property or intellectual property, we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. On November 12, 2015, a lawsuit alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was submitted to the Central District Court in Israel by a company and an individual against ACSI and our controlling shareholders. The amount sought in the lawsuit for registration fee purposes is NIS 5.0 million (approximately $1.3 million), however the plaintiffs did not specify the amount of the compensation demanded. The plaintiffs allege that certain GSM interception and decryption systems sold by ACSI apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demanded to immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” We may not be successful in defending such litigation, including the pending litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

Third parties may also assert infringement claims against our customers. We sometimes undertake to indemnify our customers and resellers for infringement by our products of the proprietary rights of third parties, which, in some cases, may not be limited to a specified maximum amount and for which we may not have sufficient insurance coverage or adequate indemnification in the case of intellectual property licensed from a third-party. If any of these claims succeed, we may be forced to pay damages, be subject to injunction with respect to the use or sale of certain products and solutions, be required to obtain licenses for the products our customers or partners use, which may not be available on reasonable terms, or incur significant expenses in developing non-infringing alternatives.

We face risks relating to our use of certain “open source” software tools.

Certain of the products and solutions we sell may contain a limited amount of open source code. Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. In addition, third-party licensors do not provide intellectual property protection with respect to the open source components of their products, and therefore we may not be indemnified by such third-party licensors in the event that we or our customers are held liable in respect of the open source software contained in such third-party software. If we are not successful in defending against any such claims that may arise, we may be subject to injunctions and/or monetary damages or the open source code would need to be removed from the products and solutions we sell. Such events could disrupt our operations and the sales of such products and solutions, which would negatively impact our revenues and cash flow.

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

These systems may be subject to failures or disruptions as a result of, among other things, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, acts of terrorism or war, physical security breaches, computer viruses, or other cyber-attacks. Cyber-attacks are becoming increasingly sophisticated and, in many cases, may not be identified until a security breach actually occurs. We have experienced cyber-attacks in the past and may experience them in the future, potentially with greater frequency. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls. Despite our efforts, it is possible that our security controls and other procedures that we follow may not prevent systems failures or disruptions. Such system failures or disruptions could subject us to delays in our ability to process orders, delays in our ability to provide products, solutions and services to customers, delays or errors in financial reporting, compromise, disclosure, or loss of sensitive or confidential information or intellectual property, destruction or corruption of data, financial losses from remedial actions, theft, liabilities to customers or other third parties, or damage to our reputation. Information system failures at one of our suppliers or partners may also result in similar adverse consequences.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of April 18, 2019, we had 17 employees based in Israel, certain of whom may be called upon to perform military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Certain of our activities are exempt from Israeli export control under the current export control regime as these activities do not involve the export of Israeli-controlled items from Israel, but rather the sale by us of items of non-Israeli origin to non-Israeli entities, which items are not exported from Israel (these activities are referred to as “Brokerage” under the 2007 Law. This exemption is due to the fact that the chapter of the 2007 Law relating to Brokerage transactions has not entered into force to date. If such chapter were to enter into force and apply to Brokerage transactions (even if such Brokerage does not involve the export of controlled goods from Israel), we may be required to obtain additional licenses or modify our method of doing business in the future. If we are unable to obtain such licenses or modify our method of doing business, our business, results of operations and financial condition could be adversely affected. Recently, there has been a tendency by the relevant governmental authorities to implement a more extensive export control regime.

On March 17, 2019, the IMOD informed us that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. For additional information, see the Risk Factor “We are under an investigation by the Israeli Ministry of Defense, which could have an impact on our reputation, business, financial condition, results of operations or cash flows”.

The tax benefits that are available to ACSI under Israeli law require it to meet various conditions and may be terminated or reduced in the future, which could increase its Israeli tax liability.

ACSI is eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The standard corporate tax rate for Israeli companies was 25% for 2016 and was reduced to 24% for 2017, 23% for 2018 and thereafter. Due to ACSI’s “Preferred Enterprise” status, ACSI expects to benefit from a reduced tax rate of 14.6% in 2016 (based on a blended tax rate) and a reduced tax rate not yet determined (but up to 16%), in 2017 and thereafter with respect to taxable income generated by the Preferred Enterprise, and all other taxable income will be subject to the standard corporate tax rate. If these tax benefits are reduced, cancelled or discontinued, for whatever reason, including lack of compliance with the requirements of the Investment Law, ACSI’s Israeli taxable income would be subject to standard Israeli corporate tax rates and it may be required to pay incremental taxes over the reduced tax rates under the Preferred Enterprise, plus indexation, interest and possibly penalties thereon. Additionally, if ACSI increases its activities outside of Israel through acquisitions, for example, ACSI’s expanded activities outside of Israel might not be eligible for inclusion in future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefits available under the Investment Law, which could also adversely affect ACSI’s global tax rate and the results of its operations.

Exchange rate fluctuations between the U.S. dollar and the NIS currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2018 was $1.00 = NIS 3.597. We cannot predict any future trends in fluctuation of the exchange rate, if any, of the NIS against the U.S. dollar.

Risks Relating to Incorporation in the Cayman Islands

As we are a Cayman Islands exempted company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers, and our shareholders may face difficulties in protecting their interest and rights through the U.S. federal courts.

We are a Cayman Islands exempted company, and our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Further, except with respect to certain limited matters, we have no agent for service of process within the United States, which would make it difficult for investors to effect service of process in the United States on us or our directors and officers who reside outside the United States, or to recover against us or our directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of U.S. federal securities laws.

Our corporate affairs are governed by our charter documents, consisting of our amended and restated memorandum and articles of association, by the Companies Law (2018 Revision) of the Cayman Islands (as supplemented or amended from time to time) (the “Companies Law”) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors are governed by Cayman Islands law and are different as under statutes or judicial precedent in jurisdictions such as the United States. The common law of the Cayman Islands is derived, in part, from relatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding in the Cayman Islands. In particular, the Cayman Islands has a different body of securities laws compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in the United States. Such differences may mean that our minority shareholders may have less protection than they would have had under the laws of the United States. The less protective nature of such laws in the Cayman Islands may make it more difficult for our shareholders to protect their interests in the face of actions by our management or directors than shareholders of a corporation incorporated in other jurisdictions. In addition, Cayman Islands companies may not have standing to initiate a shareholders’ derivative action in a federal court of the United States.

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

If we are deemed or become a passive foreign investment company for U.S. federal income tax purposes in 2018 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our shares or warrants.

We will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe we were not a PFIC for 2018. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2019 or for any other taxable year. If we were to be characterized as a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10E. Additional Information—Taxation—United States Federal Income Taxation” below) owns our ordinary shares or warrants, then “excess distributions” to such U.S. Holder and any gain realized on the sale or other disposition of our shares or warrants, as applicable, will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for shares or warrants, as applicable; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Certain of the adverse consequences of PFIC status with respect to our ordinary shares can be mitigated if a U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) or makes a “mark-to-market” election with respect to our ordinary shares. Such elections would be unavailable with respect to our warrants. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Holder to make a timely QEF or mark-to-market election. U.S. Holders who hold our shares or warrants during a period when we are a PFIC will generally be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. Holders of our ordinary shares who made a timely QEF or mark-to-market election. A U.S. Holder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall endeavor to timely provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

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

We report under the Securities Exchange Act of 1934 (the “Exchange Act”), as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their Annual Reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their Annual Report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

On October 11, 2017, we received notification from the Listing Qualifications Department of the Nasdaq Stock Market (the “Nasdaq Staff”) that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days ended October 10, 2017, we no longer met the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until April 9, 2018 (the “Minimum Bid Price Compliance Period”), to regain compliance with the minimum bid price requirement.

On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares with a market effective date of March 23, 2018. One of the primary intents for the consolidation was that the anticipated increase in the price of our ordinary shares immediately following and resulting from a reverse stock split due to the reduction in the number of issued and outstanding shares of ordinary shares would help us meet the price criteria for continued listing on the Nasdaq Capital Market. On April 9, 2018, we received a notification from the Nasdaq Staff that we had regained compliance with the Nasdaq Listing Rule 5550(a)(2).

On January 12, 2018, we received a notification from the Nasdaq Staff that we are not in compliance with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2,500,000 in shareholders’ equity (the “Minimum Shareholders’ Equity Requirement”) or any alternatives to such requirement. In order to maintain our listing on the Nasdaq Capital Market, we submitted a plan of compliance addressing how we intended to regain compliance, which was accepted by the Nasdaq Staff on March 7, 2018. We have until July 11, 2018, to evidence compliance with the Minimum Shareholders’ Equity Requirement.

Previously, on April 19, 2017, we received notification from the Nasdaq Staff that as a result of the resignation of all of our independent directors from our board of directors in April 2017, we were no longer in compliance with Nasdaq Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e) as the board was no longer comprised of a majority of independent directors nor does it have an audit committee, compensation committee or nominating committee. On May 18, 2017, Nasdaq notified us that we regained compliance following the appointment of Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to our board of directors and the audit, compensation and nominating committees thereof. In addition, on June 6, 2017 we received notification from the Nasdaq Staff that we were not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). On June 23, 2017, we received a notification from the Nasdaq Staff that we had regained compliance with Nasdaq Listing Rule 5550(a)(2).

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

The recent consolidation of our ordinary shares, which took place in March 2018, may decrease the liquidity of the shares of our ordinary shares.

The liquidity of our ordinary shares may be affected adversely by the recent 1-10 consolidation of our ordinary shares, which took place in March 2018, and by any further consolidation, given the reduced number of shares that were outstanding following the consolidation. In addition, the consolidation increased the number of shareholders who own odd lots (less than 100 shares) of our ordinary shares, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

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

We have received various requests for advancement (i.e., advances of legal fees and related costs) and indemnification from present and former officers, directors and service providers of ours in connection with the various ongoing investigations and legal proceedings to which such officers, directors and service providers were either named as defendants or were requested to take actions. See “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” If found to be indemnifiable pursuant to our agreements with such officers, directors and service providers, these claims may be significant.

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

We identified material weaknesses in our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2018, as in the prior years. See “Item 15. Controls and Procedures.” Due to lack of resources, during 2018, as in previous years, we were unable to implement our remediation plans and expect to have material weaknesses in our internal control over financial reporting for the foreseeable future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

As part of our financial reporting closing process for the year ended December 31, 2015, material weaknesses in our internal control over financial reporting were identified with respect to cut-off procedures relating to expenses, as certain amounts due to two third parties had not been timely expensed, and revenue recognition in multiple element sale transactions had not been properly allocated and timely deferred, which resulted in a restatement of the financial statements in our Annual Report on Form 20-F for the year ended December 31, 2015 and the consolidated financial statements as of December 31, 2014 and for the two years in the period then ended and as of June 30 and September 30 in 2015 and 2014 and for the six and nine month periods then ended, respectively. Further, it was discovered that certain amounts were outstanding as of December 31, 2015, which could be deemed a violation of Section 402 of the Sarbanes-Oxley Act of 2002. The outstanding balance was repaid in full by our controlling shareholders. Further, in the year ended December 31, 2015, ACSI was a victim of fraud committed by an outside, unrelated third-party resulting in an unauthorized outgoing transfer of $0.5 million.

Our management has concluded that our disclosure controls and procedures were ineffective, and due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud or in informing management of all material information in a timely manner in the future.

Our management has concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2018, were ineffective, as in the prior years. See “Item 15. Controls and Procedures.” Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

The price of our ordinary shares has been, and continues to be volatile, which could result in substantial losses by our investors or class action litigation.

The market price of our ordinary shares has been, and continues to be, highly volatile. During the second quarter of 2018, for example, our ordinary shares traded in a range with a low of $2.16 and a high of $12.02. In the past, shareholders have initiated class action lawsuits against companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources from our business.

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

Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous tax jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. The international nature of our structure and operations creates uncertainties. Taxes on income for interim periods are based on a forecast of ACSI’s reduced tax rate of 14.6% in 2016, a reduced tax rate not yet determined (but up to 16%) in 2017 and thereafter with respect to its income generated by its Preferred Enterprise, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss. We may not accurately forecast the various items that comprise the projections.

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

As of the date of this Annual Report, 39.58% of our ordinary shares are beneficially held by our controlling shareholders, Anatoly Hurgin, our Chief Executive Officer, and Alexander Aurovsky, our Chief Technology Officer, both of whom are directors. Consequently, Messrs. Hurgin and Aurovsky may have the ability, either acting alone or jointly, to significantly influence or determine the outcome of specific matters submitted to the general meeting for approval, including amendments to our articles of association and election of members to our board of directors, and may make it difficult for other shareholders to significantly influence the outcome of a general meeting.

On April 9, 2017, we received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all our former independent directors, tendering their resignation as a member of our board of directors and committees thereof, effective immediately. At the time of their resignations, Mr. Dick was Chairman of our board of directors and a member of the audit and compensation committees; Mr. Halevy was a member of the nominating committee; Mr. Malka was a member of the compensation committee; Mr. Moshe was Chairman of the audit committee and Chairman of the nominating committee; and Mr. Singer was Chairman of the compensation committee and a member of the audit and nominating committees. Each of Messrs. Dick, Malka, Moshe and Singer stated in their respective resignation letter that their resignation was due to his approach to risk assessment and management of our affairs not being aligned with that of our founding directors and controlling shareholders, which made them unable to contribute to us in a productive way. Each noted that, in view of the various challenges that we are currently facing, a shared vision and broad cooperation among our controlling shareholders and directors is required and that in view of the foregoing, and especially as they served as a director for only a few months, they do not believe it would be appropriate to continue to serve as a director. Mr. Halevy did not state any reason for his resignation in his resignation letter. Following the resignation of the former independent directors, on May 15, 2017 we appointed Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to serve as independent directors on our board of directors and the audit, compensation and nominating committees thereof, in each case effective as of May 17, 2017. However, on June 29, 2017, Levi Ilsar, Eli Polak and Nimrod Schwartz, representing all of our independent directors, tendered their written resignations with immediate effect. Each of Messrs. Ilsar, Polak and Schwartz stated in his respective resignation notice that his resignation was due, among other things, to the lack of cooperation by management which prevented him from fulfilling his duties as an independent director. On July 5, 2017, our board appointed three new independent directors, Avraham Dan, Naftali Granot and Limor Beladev, effective immediately. On July 24, 2017 and October 15, 2017, our board appointed additional independent directors, Brigadier General (Ret.) Yair Cohen and Joseph Tenne, respectively, effective immediately. On April 22, 2019, Mr. Granot notified us of his resignation from the board, effective immediately.

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

We incur significant costs and obligations as a result of being a public company, and our management is required to devote substantial time to new compliance initiatives and reporting requirements.

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of the listing of our ordinary shares on the Nasdaq. These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of the Nasdaq Stock Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of the Nasdaq Stock Market, as well as compliance with the applicable full Israeli reporting requirements which currently apply to us as a company listed on the TASE (for so long as they apply to us, pending shareholder approval by special majority of a change to our TASE reporting requirements to allow us to report to the TASE in the same manner in which we report to the SEC), will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the rules of the Nasdaq Stock Market for domestic issuers. For instance, we may follow home country practice in Israel with regard to: distribution of annual and quarterly reports to shareholders, director independence requirements, director nomination procedures, approval of compensation of officers, approval of related party transactions, shareholder approval requirements, equity compensation plans and quorum requirements at shareholders’ meetings. In addition, we follow our home country law, instead of the rules of the Nasdaq Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Stock Market, may provide less protection than is accorded to investors under the rules of the Nasdaq Stock Market applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Securities research analysts may establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we do expect research analyst coverage, if no analysts choose to cover us, the trading price and volume for our ordinary shares could be adversely affected.

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

Under the Business Combination agreement, Messrs. Hurgin and Aurovsky received, among other things, an aggregate of: (i) 1,621,327 of our ordinary shares; (ii) $18,150,000 in cash; and (iii) an additional number of ordinary shares to be issued upon and subject to ACSI achieving certain net income targets. See “Item 4A. Information on the Company - History and Development of the Company - Our History - Lock-Up Agreements.” The ordinary shares held by Messrs. Hurgin and Aurovsky are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Messrs. Hurgin and Aurovsky may rely on the exemption from registration provided by Rule 144, if available, in which case, resales must meet the criteria and conform to the requirements of the rule, including compliance with the applicable holding period, volume limitations and availability of current public information. Thus, upon satisfaction of the requirements of Rule 144, Messrs. Hurgin and Aurovsky may sell large amounts of our shares in the open market or in privately negotiated transactions, which could have the effect of increasing volatility in our share price or putting significant downward pressure on the price of our shares.

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

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity, and Holdco consummated the Business Combination by acquiring ACSI, following which ACSI became a wholly-owned subsidiary of Holdco, as further described below.

Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.” We are now a holding company operating through our wholly-owned subsidiaries ACSI and ASM. Upon the closing of the Business Combination, our ordinary shares and warrants began trading on the Nasdaq Capital Market under the symbol “ABIL” and “ABILW,” respectively. Our warrants were delisted on April 18, 2016 and since such date have traded on the OTC Pink under the symbol “ABIWF.” Our ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since January 12, 2016 under the symbol “ABIL.”

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

Merger Agreement

On December 23, 2015, Cambridge merged with and into Holdco in the Redomestication Merger with Holdco surviving the merger and becoming the public entity, and Holdco consummated a business combination whereby it acquired ACSI by way of the Share Exchange, following which ACSI became a wholly-owned subsidiary of Holdco, pursuant to Agreement and Plan of Reorganization, dated as of September 6, 2015 (the “Merger Agreement”).

In the Redomestication Merger, Holdco issued one ordinary share for each outstanding share of Cambridge and as of the closing of the Redomestication Merger, each outstanding warrant of Cambridge automatically represents the right to purchase one ordinary share of Holdco in lieu of one share of Cambridge common stock. Additionally, upon consummation of the Business Combination, (i) the holders of outstanding unit purchase options of Cambridge, which represented the right to acquire up to 420,000 ordinary shares and 420,000 warrants of Cambridge, exchanged such unit purchase options for an aggregate of 150,000 ordinary shares of Holdco and (ii) the holder of outstanding promissory notes of Cambridge converted the entire principal amount of notes into an aggregate of 35,000 ordinary shares and 35,000 warrants of Holdco in accordance with the terms of such promissory notes. Upon consummation of the Redomestication Merger, holders of 213,676 shares of Cambridge common stock sold in its initial public offering converted those shares, at their election, to cash at a conversion price of approximately $101.0 per share, or an aggregate of approximately $21.6 million. The aggregate conversion price was paid out of Holdco’s trust account, which had a balance immediately prior to the closing of the Business Combination of approximately $81.3 million. Of the remaining funds in the trust account: (i) approximately $2.0 million was used to pay ACSI’s transaction expenses in connection with the Business Combination, (ii) $18.1 million was used to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, as described below, (iii) $11.9 million is being reserved and was deposited in escrow for the put option of Messrs. Hurgin and Aurovsky, as described below, (iv) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, (v) $0.9 million was used to purchase 16% of the shares in ASM from Eyal Tzur, as described below, and (vi) the balance of approximately $19 million was released to ACSI.

In connection with the Share Exchange, as consideration for their outstanding ordinary shares of ACSI, Messrs. Hurgin and Aurovsky received an aggregate of 1,621,327 of our ordinary shares and $18.1 million in cash. In addition, Messrs. Hurgin and Aurovsky have (or had) the right to receive an additional number of our ordinary shares to be issued upon and subject to us achieving certain net income targets in the fiscal years ending December 31, 2015, 2016, 2017 and 2018, as set forth in table below.

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

Under the Merger Agreement, in the event that the 2015 net income target is not achieved but the 2016 net income target is achieved, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the ordinary shares required to be issued by us as a result of us achieving the 2016 net income target, the ordinary shares relating to the 2015 net income target. In addition, if the 2015 net income target is not achieved and net income is less than ninety percent (90%) of the 2015 net income target but net income for 2016 is ninety percent (90%) or more of the 2016 net income target, then we shall issue to Messrs. Hurgin and Aurovsky, in addition to the pro rata of ordinary shares relating to the 2016 net income target, such number of our ordinary shares for 2015 based on the same percentage of net income for 2016 as compared to the 2016 net income target. The net income targets for 2015, 2016, 2017 and 2018 were not achieved.

To the extent any ordinary shares are issuable to Messrs. Hurgin and Aurovsky upon ACSI’s achievement of the above-described net income targets, 3% of such shares shall be issuable to each of (i) Migdal Underwriting & Business Initiatives Ltd. as an additional portion of its fee in connection with the Business Combination, and (ii) Mr. Tzur as further consideration for the exercise of the put right related to ASM. Accordingly, the number of ordinary shares issuable to Messrs. Hurgin and Aurovsky in the Business Combination shall be reduced ratably between Messrs. Hurgin and Aurovsky by the total number of ordinary shares issuable to Mr. Tzur and Migdal Underwriting & Business Initiatives Ltd.

The following table sets forth the net income targets and the number of our ordinary shares issuable upon the achievement of such targets:

		Number of Ordinary Shares
Year Ended December 31,	Net Income Target	Messrs. Hurgin and Aurovsky	Migdal Underwriting & Business Initiatives Ltd	Eyal Tzur	Total
2015	$27,000,000	338,400	10,800	10,800	360,000
2016	$40,000,000	173,900	5,550	5,550	185,000
2017	$60,000,000	188,000	6,000	6,000	200,000
2018	$80,000,000	94,000	3,000	3,000	100,000

Under the Merger Agreement, each of Messrs. Hurgin and Aurovsky had the right, on one occasion during January 1, 2018 through March 1, 2018 (the “Put Option Period”), to put to us all or part of his pro rata portion of 117,327 of our ordinary shares that he received in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. Pursuant to an escrow agreement dated December 23, 2015 among the Company, Anatoly Hurgin and Alexander Aurovsky (together as shareholders) and the Bank Leumi Le-Israel Trust Company Ltd. as escrow agent, $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by us at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised. On November 13, 2017, the parties amended the escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021. On October 31, 2018 and February 19, 2019, Messrs. Hurgin and Aurovsky undertook not to exercise their put options in whole or in part during the period from January 1, 2019 and May 1, 2019. On March 31, 2019, Messrs. Hurgin and Aurovsky undertook not to exercise their put options in whole or in part during the period from May 2, 2019 and October 31, 2019.

Indemnity Escrow Agreement

Of our ordinary shares issued to Messrs. Hurgin and Aurovsky as consideration for the Share Exchange, an aggregate of 94,852 of such shares (the “Escrow Shares”) were placed in escrow at the closing of the Business Combination pursuant to an indemnity escrow agreement, dated as of December 23, 2015 (the “Indemnity Escrow Agreement”), by and among us, Messrs. Hurgin and Aurovsky, Mr. Ben Gordon in his capacity as a representative of ours (the “Company Representative”) and Continental Stock Transfer & Trust Company, as escrow agent. The Escrow Shares were set aside to fund post-closing indemnification claims related to breaches of representations and warranties made by, or breaches of covenants and other obligations of, ACSI in the Merger Agreement. The Escrow Shares are our sole and exclusive remedy for our rights to indemnification under the Merger Agreement. No indemnification claims are payable from the Escrow Shares until the aggregate amount of our damages exceeds a $1,500,000 deductible. Once the aggregate amount of our damages exceeds such $1,500,000 deductible, all our damages in excess of such amount are reimbursable, subject to certain exceptions. According to the Indemnity Escrow Agreement, on December 23, 2016, fifty percent (50%) of the Escrow Shares were to be released to Messrs. Hurgin and Aurovsky, less amounts previously applied in satisfaction of, or reserved with respect to indemnification claims made prior to that date. The remaining Escrow Shares would be released on the date that is the earlier of (x) June 23, 2017 and (y) the thirtieth (30th) day after we file our Annual Report on Form 20-F for the year ended December 31, 2016 with the SEC.

Pursuant to a tolling agreement, dated as of November 30, 2016, by and among us, Messrs. Hurgin and Aurovsky, the Company Representative and the Escrow Agent, as amended on June 23, 2017, Messrs. Hurgin and Aurovsky agreed to delay the release of the Escrow Shares until December 31, 2017 in order to, among other things, allow our board of directors or an authorized committee thereof an opportunity to review certain specified claims, including certain restatements of our financial reports filed with the SEC, certain alleged discrepancies between our financial projections and our actual results, certain of our disclosures provided to investors relating to our pipeline and backlog and certain of our disclosures related to ULIN. Subsequent to December 31, 2017, Messrs. Hurgin and Aurovsky were free to release the Escrow Shares as there was no further request by the Company Representative to delay release of such shares.

JV Share Purchase Agreement

In connection with and as a condition to the consummation of the Merger Agreement, Cambridge, Holdco, ACSI, Messrs. Hurgin and Aurovsky, ASM and Eyal Tzur, ASM’s sole shareholder, entered into a share purchase agreement (the “JV Share Purchase Agreement”), dated as of September 6, 2015, pursuant to which (a) at the closing of the Business Combination, Holdco purchased 16 shares, or 16%, of ASM for $900,000 in cash and (b) Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 48,000 of our ordinary shares, plus 3% of any earn-out consideration (i.e., the net income shares) that may otherwise become payable to Messrs. Hurgin and Aurovsky under the terms of the Merger Agreement following the consummation of the Business Combination. If this right was not exercised by Mr. Tzur, then we had the right exercisable during the 90 days immediately following the put option period, to call all, but not less than all, of the remaining ASM shares in exchange for 43,200 of our ordinary shares. The parties entered into an escrow agreement, pursuant to which all of the shares of ASM, other than those purchased at the closing of the Business Combination, were placed in escrow to secure the obligations of Mr. Tzur under the terms of the JV Share Purchase Agreement prior to exercise of the put or call rights thereunder. In addition, the parties entered into an escrow agreement with respect to our ordinary shares issuable to Mr. Tzur upon exercise of the put or call rights, under which (a) all of the up to 48,000 ordinary shares issuable to him upon exercise of such rights were placed in escrow at the closing of the Business Combination and (b) 5% of any such ordinary shares issued to him upon exercise of the put or call right shall be held in escrow for not less than one year following closing of the put or call right to secure his indemnification obligations under the JV Share Purchase Agreement. On January 24, 2016, Mr. Eyal Tzur exercised his put option, as a result of which 48,000 of our ordinary shares were released from escrow to Mr. Tzur, and ASM became our wholly-owned subsidiary. Upon the closing of the Business Combination, the JV Share Purchase Agreement was terminated while maintaining its terms for the existing projects.

Lock-Up Agreements

At the closing of the Business Combination, Messrs. Hurgin and Aurovsky entered into lock-up agreements pursuant to which they agreed not to sell any of our ordinary shares that they received as a result of the Business Combination (subject to limited exceptions) until the second anniversary of the closing of the Business Combination.

Telcostar Agreement

On January 15, 2019, we entered into the Telcostar Agreement with a third-party seller, and immediately after the entry into the Telcostar Agreement, we completed its closing and acquired Telcostar through the purchase of all of its issued and outstanding shares. Telcostar’s principal business is the development and licensing of ULIN. As a result of the Telcostar Agreement, Telcostar became our wholly-owned subsidiary. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

Principal Capital Expenditures and Divestitures

We have not had material commitments for capital expenditures and divestitures as of December 31, 2018, 2017 and 2016.

B.	Business Overview

Overview

We are a holding company operating through our subsidiaries ACSI, ASM and Telcostar, which provide advanced interception, geolocation and cyber intelligence products and solutions that serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the areas of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, ACSI has proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA/UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications.

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

Cellular Interception and Geolocation

ULIN

Our revenues are highly dependent on the successful implementation and customer adoption of Ultimate Interceptions (“ULIN”), the customer adoption of which has been limited. We believe that our ULIN, which was introduced in November 2015, is the first-to-market SaaS strategic system for interception and geolocation in GSM, UMTS and LTE cellular networks. Unlike any other strategic lawful interception system known to us, ULIN does not require, in most cases, the involvement of mobile network operators. Unlike tactical interception systems, ULIN does not need to be in the vicinity of intercepted targets. In most instances, ULIN requires only the mobile device’s phone number or IMSI to start the interception, however, there are some network operators for which ULIN is currently not capable of intercepting cellular communication. ULIN detects dialing/dialed phone numbers and provides the geographic location of participating mobile devices. ULIN incorporates our legacy Hunter geolocation solution. All our ULIN sales are based on the Services Agreement with the Provider, granting us certain services and resources which allow us to develop and maintain our ULIN business, and which automatically terminates in December 31, 2019, and may be terminated by either party under certain specific circumstances. The Services Agreement provides us with the option to purchase, through our wholly-owned subsidiary, Telcostar, in our sole discretion and at any time until December 31, 2019, the assets used in connection with the services provided under the Services Agreement, and to hire or employ any of the employees or contractors to perform the services, for the aggregate sum of $1,000. See “Risk Factors— “ULIN sales are dependent on the Services Agreement with the Provider, which automatically terminates in December 31, 2019”. See also “Recent Developments—Stock Purchase Agreement” and “Risk Factors— We may not generate the expected benefits of the acquisition of Telcostar, and the acquisition of Telcostar could disrupt our ongoing business, distract our management and increase our expenses.”

ULIN represents a new technological approach to cellular interception and provides operational capabilities that we believe did not previously exist, primarily the ability to intercept cellular communications without the need to be in the vicinity of intercepted targets. During the year ended December 31, 2016, we completed our first ULIN sale. During the year ended December 31, 2017, we suspended recognizing revenues for this sale due to collectability issues. During the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues encountered with the solution and regulatory difficulties, we have not recognized any revenue from such sales to date. While we have seen significant interest in ULIN and its advanced capabilities, we believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. For additional information, see “Item 3D. Risk Factors - Key Information -Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited.” and “Item 5D. Operating and Financial Review and Prospects - Trend Information.”

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

On November 12, 2015, a lawsuit was submitted to the Lod District Court in Israel by a company and an individual against ACSI and our controlling shareholders. The lawsuit amount for registration fee purposes is NIS 5.0 million (approximately $1.3 million), however the plaintiffs did not specify the demanded compensation amount. The plaintiffs allege that certain of ACSI’s GSM interception and decryption systems apparently fall within the claim of an Israeli patent owned by the plaintiffs. Furthermore, the plaintiffs demand that ACSI and or its shareholders immediately cease any patent infringement as well as cease from any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. For additional information see “Item 3D. Key Information - Risk Factors - Intellectual Property and Data/Systems Security - The products and solutions we sell may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer” and “Item 8A. Consolidated Statement and Other Financial Information - Legal Proceedings”. Defending against infringement claims or other intellectual property claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of the products in our portfolio or to liabilities for damage and may be required to obtain licenses which may not be available or available on reasonable terms.

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

The following unaudited table presents our revenues for the years ended December 31, 2018, 2017 and 2016 by geographical region.

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2018	2017	2016
Asia	$495	$555	$9,230
Latin America	-	754	5,320
Europe	11	210	1,750
Israel(1)	33	1,325	—
Other	-	128	208
Total	$539	$2,972	$16,508

(1)	Sales in Israel during 2018, 2017 and 2016 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 6%, 45% and 0% of revenues during such periods, respectively.

For the years ended December 31, 2018, 2017 and 2016, one significant reseller accounted for 67%, 45% and 47% of our revenues, respectively, and one other reseller in each such fiscal period accounted for 19%, 25% and 32% of our revenues, respectively. Our sales to relatively few significant resellers and customers could continue to account for a substantial percentage of our sales in the foreseeable future.

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

Customer Service

We typically provide our customers with on-site training for our products and solutions. Our standard warranty period is 12 months and is included in the price. Support and maintenance are offered upon the expiry of the warranty period to the customer on an annual basis for a fee equal to between 7% and 15% of the price. This technical support is provided over the phone, by email or by remote access (subject to end user consent) in the first instance and, if an issue is not resolved, technical teams are sent to the customer’s premises.

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

Our wholly-owned subsidiary, ASM, an Israeli company registered with the Israeli Defense Export Controls Agency as a certified exporter, promotes and executes sales of our solutions that involve technologies controlled by the Israeli Defense Export Controls Agency. In October 2013, ACSI entered into a joint venture agreement with ASM, pursuant to which ASM exclusively provided contract management services to ACSI. At the closing of the Business Combination, we acquired 16% of ASM from Eyal Tzur, formerly ASM’s sole shareholder, and Mr. Tzur had the right to put all, but not less than all, of the remaining shares of ASM to us (or our designated entity) during the 14 month period following the closing of the Business Combination in exchange for 48,000 of our ordinary shares and, if same was not exercised by Mr. Tzur, then, we had the right exercisable during the 90 days immediately following the foregoing option period, to purchase all of the remaining ASM shares in exchange for 43,200 of our ordinary shares. On January 24, 2016, Mr. Eyal Tzur exercised the foregoing put option, as a result of which ASM became our wholly-owned subsidiary, in exchange for 48,000 of our ordinary shares that were released from escrow to Mr. Tzur. Upon the closing of the Business Combination, the joint venture agreement was terminated.

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

Manufacturing and Suppliers

During the years ended December 31, 2018, 2017 and 2016, expenses incurred with respect to our three largest suppliers comprised 9%, 27% and 72% of our cost of revenues, respectively, and one supplier accounted for 9%, 17% and 40% of our costs of revenues in such periods, respectively.

Until January 15, 2019, we were party to an agreement with Telcostar, who, prior to becoming our subsidiary, developed and licenses ULIN to us. According to the agreement, which was terminated on January 15, 2019, Telcostar granted us an exclusive and non-transferable right and license to market, promote, advertise, sell and distribute its products, none of which is sold or marketed under the supplier’s trademark, directly to customers worldwide in consideration for 50% of our revenue relating to those sales, net of commissions.

On January 15, 2019, we completed the acquisition of Telcostar from a third part seller. Concurrently, Telcostar entered into the Services Agreement with the Provider, granting Telcostar certain services and resources which allow us to develop and maintain our ULIN business. This agreement may account for a significant portion of our vendor costs, see “Item 5F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations,” as well as a significant part of our revenues, see “Item 3D. Key Information - Risk Factors - Our revenues are highly dependent on the successful implementation and customer adoption of ULIN, the customer adoption of which has been limited” and “Item 3D. Key Information - Risk Factors - “ULIN sales are dependent on the Services Agreement with the Provider, which automatically terminates in December 31, 2019.”

During the year ended December 31, 2016, we completed our first ULIN sale. During the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues and regulatory difficulties, we have not recognized any revenue from such sales to date.

Our reliance on a limited number of providers involves risks. In the event that a key provider ceases operations or otherwise ceases to do business with us, it may take a substantial amount of time and expense for us to secure other providers or suppliers.

We have long-term relationships with most of our providers and suppliers. Although we do not have redundant and immediate procurement solutions for ULIN, we do have such solutions for most of the other products and solutions we sell. To date, we have been able to obtain adequate supplies of all components in a timely manner from our suppliers or alternative sources, when necessary.

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

On March 17, 2019, the IMOD informed us that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. For additional information, see the Risk Factor “We are under an investigation by the Israeli Ministry of Defense, which could have an impact on our reputation, business, financial condition, results of operations or cash flows”.

Applicable Israeli Laws

Israeli Defense Export Regime. The 2007 Law regulates the marketing and export of certain defense equipment, software, technology, services and the transfer of defense know-how (collectively, “Defense Products”), taking into account national security considerations, foreign relations considerations, international obligations and other interests of the State of Israel. The 2007 Law provides that the marketing, sale and export of Defense Products require a license from the IMOD via the Israeli Defense Export Controls Agency (“DECA”). These licenses are issued by the IMOD for a certain period of time and are non-transferable. Fines and criminal sanctions may be imposed for non-compliance with the 2007 Law. The 2007 Law also includes the regulation of brokerage activity relating to Defense Products; however, these regulations have not been implemented, as required, by executive order, and therefore have not entered into force to date. The IMOD issued the Export Control Order (Military Equipment), 2008, which lists all of the items that are controlled pursuant to the 2007 Law. The Ministry of Economy (“MOE”) has also promulgated the Export Control Order (Dual-Use Controlled Equipment), 2008 (the “Dual Use Order”), which refers to commercial items that may also be used for either military or defense purposes. The export of all these items are ordinarily regulated by the MOE, except in the case of government end-users, in which case the IMOD (DECA) regulates the marketing and export of such items. The Dual Use Order also incorporates annually the updated lists from Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies.

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

Applicable Export Practices

Overview. ASM, a wholly-owned subsidiary of ours, is an Israeli company registered with DECA as a certified exporter. Our solutions that are subject to export control pursuant to the 2007 Law, as well as the Dual Use Order, are marketed, sold and exported exclusively by ASM. Notwithstanding the foregoing, ACSI and ASM apply directly to IMOD for encryption permits, as required.

Encryption Items. Our interception systems that contain decryption capabilities are subject to the Encryption Order. Even though our activities in this area rely on non-Israeli suppliers and are not developed in or exported from Israel (or related to Israeli know-how), ACSI has determined that all of its decryption items are regulated by the Israeli Encryption Order and each of ACSI and ASM requests and obtains the necessary licenses as needed on an ongoing basis.

Non-Israeli Components. Any components that are manufactured outside of Israel (and would be deemed Defense Products under the 2007 Law if they were imported into Israel) are “drop-shipped” to the customers directly by the foreign suppliers of such components, which are located outside of Israel. In cases where ACSI and/or its non-Israeli suppliers supply foreign-sourced components to an integrator in Israel and the export from Israel to the end-user is performed by the Israeli integrator, the integrator assumes full responsibility to apply for the required marketing and export licenses from DECA.

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

We are a holding company operating through our subsidiaries, ACSI and ASM, both Israeli companies, and Telcostar, a company incorporated in Singapore.

At the closing of the Business Combination, we purchased 16% of ASM from its former sole shareholder, Eyal Tzur. On January 24, 2016, Eyal Tzur exercised his put option and we purchased the remaining shares of ASM, following which ASM became our wholly-owned subsidiary. For additional information, see “Item 4A. Information on the Company – Merger Agreement – JV Share Purchase Agreement.”

On January 15, 2019, we entered into the Telcostar Agreement with a third-party seller, and immediately after the entry into the Telcostar Agreement, we completed its closing and acquired Telcostar through the purchase of all of its issued and outstanding shares. Telcostar’s principal business is the development and licensing of ULIN.

As a result of the Telcostar Agreement, Telcostar became our wholly-owned subsidiary commencing January 15, 2019. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

D.	Property, Plants and Equipment

We do not own any real property. We have entered into a lease agreement for our headquarters and laboratory, each on the 7th floor of 14 Yad Harutzim Street, Tel Aviv, Israel.

The lease details are as follows:

Headquarters: 4,300 square feet. The term of the lease was originally from December 1, 2012 through November 30, 2017, with an option to extend for an additional 60 months. The rent for the headquarters is NIS 25,000 (equal to approximately $7,200, based on the exchange rate in effect as of December 31, 2017) per month.

Laboratory: 3,875 square feet. The term of the lease was originally from May 1, 2015 through November 30, 2017, with an option to extend for 60 months. The rent for the laboratory is NIS 16,350 (equal to approximately $4,720 based on the exchange in effect as of December 31, 2017) per month.

The two leases were merged, and both options of the headquarters and laboratory leases were exercised on terms of monthly rent in the aggregate amount of NIS 44,430 (approximately $11,850), for an additional five-year team, until November 30, 2022.

Installation and Quality Assurance Facility: 645 square feet. The initial term of the lease was from August 15, 2015 through August 15, 2016 and the term was extended until August 15, 2018. We had an option to extend the lease until August 15, 2019, however, we did not exercise the option. The monthly rent for the facility for the initial term and the option period was NIS 5,000 (approximately $1,330).

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

The audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 in this Annual Report have been prepared in accordance with U.S. GAAP.

Overview

We are a holding company operating through our subsidiaries ACSI, ASM and Telcostar, which provide advanced interception, geolocation and cyber intelligence products and solutions that to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement agencies and homeland security agencies worldwide. We believe that our advanced comprehensive capabilities in both the area of interception of communications and geolocation set us apart from our competitors.

Founded in 1994, ACSI has 18 years of proven experience in the fields of interception and geolocation. We specialize in off-air interception of voice, SMS and data communication from both cellular (GSM/CDMA UMTS/LTE) and satellite communication networks and deciphering solutions for both cellular and satellite communications. Our portfolio of cellular communications solutions includes, in addition to interception of voice, SMS, and data, an advanced geolocation system and cyber solutions. The geolocation solutions we offer geographically target mobile phones and are sold independently or as an additional feature within other systems. The cyber solutions provide the user with the ability to extract and view information from mobile phones. We also offer a system that can detect the existence of active interception systems (such as active cellular interception systems, fake SMS advertising systems and IMSI/IMEI catchers), can prevent interception by such systems and “intercept the interceptor,” allowing the user to listen to and manipulate the intercepted information. Our portfolio of satellite solutions includes advanced interception systems for Iridium, Thuraya, IsatPhone and VSAT communications. Both our cellular and satellite interception solutions can be used either as portable stand-alone tactical systems or can be integrated into larger scale fixed strategic systems. We believe that the products and solutions we offer enable security agencies, law enforcement agencies and armed forces to gain a tactical and situational advantage over highly mobile and covert adversaries and believe that we are among the few companies with an offering and suite of solutions that targets all segments of the lawful interception market.

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

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity, and Holdco consummated the Business Combination by acquiring ACSI, following which ACSI became a wholly-owned subsidiary of Holdco. For a more detailed description of the Business Combination, see “Item 4A. Information on the Company – History and Development of the Company – Merger Agreement.”

The Business Combination was accounted for as a reverse merger, whereby Cambridge is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on ACSI comprising the ongoing operations of the combined company, ACSI’s senior management comprising the senior management of the combined company and ACSI’s former shareholders being the controlling shareholders of the combined company after the Business Combination. The Business Combination is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of ACSI issuing shares for the net assets of Cambridge, accompanied by a recapitalization. The net assets of Cambridge are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of ACSI; therefore, the historical consolidated financial statements presented are the historical consolidated financial statements of ACSI and the ordinary shares and the corresponding capital amounts pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

Historically, ACSI’s financial statements include the financial information of ASM, which was viewed as a variable interest entity of ACSI prior to our acquisition of the remaining 84% of the shares of ASM in January 2016. For additional information, see Note 1 to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this Annual Report.

Restatement of Previous Financial Statements

In our Annual Report on Form 20-F for the year ended December 31, 2015, our consolidated financial statements for the year ended December 31, 2015, our consolidated financial statements as of December 31, 2014 and for the two years in the period then ended were restated to reflect correction of errors with respect to previously unrecognized commissions due to a vendor on revenues that were recognized in the years ended December 31, 2014, 2013 and 2012; improper allocation and timing of revenue recognition from connection to supportive infrastructure in multiple element sale transactions recognized in the years ended December 31, 2014, 2013 and 2012; and previously unrecognized commissions due to a third-party on cost of revenues that were recognized in the year ended December 31, 2014.

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

Revenue recognition

For information with respect to revenue recognition, see Note 2.e. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this Annual Report.

Income Taxes

For information with respect to income taxes, see Note 2.k. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this Annual Report.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2.o. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this Annual Report.

Recent Offerings

On August 16, 2018, we sold to certain institutional investors 728,462 ordinary shares in a registered direct offering at $4.60 per share, for aggregate gross proceeds of approximately $3.35 million, or $2.8 million, net of issuance costs. In connection with offering, we issued to the placement agent five-year warrants to purchase 54,620 ordinary shares, at an exercise price of $5.75 per share.

On November 27, 2018, we sold to a single institutional investor 360,000 units, each unit consisting of one ordinary share and one five-year warrant to purchase one ordinary share, at a price of $3.25 per unit, and 2,716,923 pre-funded units, with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one warrant to purchase one ordinary share, at a price of $3.24 per pre-funded unit, for aggregate gross proceeds of approximately $10.0 million, or approximately $8.8 million, net of issuance costs.

A.	Results of Operations

The following table sets forth a summary of our operating results:

(U.S. dollars; in thousands, except per share data)	Year Ended December 31,
	2018	2017	2016
Revenues	$539	$2,972	$16,508
Cost of revenues	1,637	2,957	8,617
Gross profit (loss)	(1,098)	15	7,891
Selling and marketing expenses	2,569	3,033	5,323
General administrative expenses	6,503	6,016	9,662
Operating loss	(10,170)	(9,034)	(7,094)
Financial expenses (income), net	19	77	(127)
Loss before income taxes	(10,189)	(9,111)	(6,967)
Income tax expenses	-	-	1,086
Net and comprehensive loss	$(10,189)	$(9,111)	$(8,053)
Basic and diluted loss per share (1)	$(3.45)	$(3.71)	$(3.27)

(1)	On December 27, 2017, we implemented a 1-for-10 consolidation of our ordinary shares, with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

Year ended December 31, 2018, compared to year ended December 31, 2017

Revenues

Revenues for the year ended December 31, 2018 were $0.5 million, a decrease of $2.5 million, or 82%, compared to $3.0 million for the year ended December 31, 2017.

The table below sets forth our revenues by geographical regions for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2018	2017
Asia	$495	$555
Latin America	-	754
Europe	11	210
Israel (1)	33	1,325
Other	-	128
Total	$539	$2,972

(1)	Sales in Israel during 2018 and 2017 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 6% and 45% of revenues during such periods, respectively.

Revenues for the years ended December 31, 2018 and 2017 were primarily attributed to sales of legacy tactical cellular interception systems and during the year ended December 31, 2016, we completed one ULIN sale to a reseller in Latin America (which was our first ULIN sale), the revenues for which were recognized ratably over a one-year period commencing September 2016. The decrease in revenues for the year ended December 31, 2018 was primarily due to lower sales to an Israeli integrator that have been sold to end users in Asia and to a reseller in Asia. In addition, during the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues encountered with the solution and regulatory difficulties, we have not recognized any revenue from such sales to date.

We expected that ULIN would be a major growth driver of our revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, during the year ended December 31, 2016, we only completed one ULIN sale (which was our first ULIN sale). During the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues encountered with the solution and regulatory difficulties, we have not recognized any revenue from such sales to date. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs, compared to other tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all).  On January 15, 2019, we entered into the Telcostar Agreement with a third-party seller, pursuant to which we acquired Telcostar, through the purchase of all of its issued and outstanding shares. Telcostar’s principal business is the development and licensing of ULIN. Immediately after the entry into the Telcostar Agreement, we completed the closing of Telcostar Agreement, and as a result, Telcostar became our wholly-owned subsidiary commencing January 15, 2019. For additional information, see “Item 4A. Information on the Company – Telcostar Agreement.”

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

Cost of Revenues

Cost of revenues for the year ended December 31, 2018 was $1.6 million, a decrease of $1.4 million, or 45%, compared to $3.0 million for the year ended December 31, 2017. The decrease in cost of revenues was primarily due to decreased costs for components for our solutions corresponding to the decrease in revenues year over year.

Gross Profit (loss)

Gross loss for the year ended December 31, 2018 was $1.1, a decrease of $1.1 million, compared to gross profit of $15,000 for the year ended December 31, 2017. The decrease in gross profit was primarily due to the significant lower revenue year over year.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2018, were $2.6 million, a decrease of $0.4 million, or 15%, compared to $3.0 million for the year ended December 31, 2017. The decrease in selling and marketing expenses was primarily due to lower commissions and travels expenses.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2018 were $6.5 million, an increase of $0.5 million, or 8%, compared to $6.0 million for the year ended December 31, 2017. The increase in general and administrative expenses was primarily due to legal expenses as a result of recording $2.0 million refund in connection with the Discharge Agreement (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” below for additional information) for the year ended December 31, 2017, partially offset by lower Professionals and consulting expenses.

Operating Loss

We had an operating loss of $10.2 million for the year ended December 31, 2018, an increase of $1.2 million, or 13%, compared to $9.0 million for the year ended December 31, 2017. The increase in the operating loss was primarily due to the $2.5 million decrease in revenues and $0.4 million increase in general and administrative expenses, partially offset by a decrease of $1.4 million in cost of revenues and $0.4 million in selling and marketing expenses.

Financial Expenses, Net

Financial expenses, net for the year ended December 31, 2018, was $19,000, a decrease of $58,000 compared to $77,000 for the year ended December 31, 2017. The decrease in financial expenses, net, related primarily to fluctuations in the exchange rate between the U.S. dollar and the NIS.

Net and Comprehensive Loss

Net and comprehensive loss was $10.2 million, or a loss of $3.45 per basic and diluted share, for the year ended December 31, 2018, an increase of $1.1 million, compared to net and comprehensive loss of $9.1 million, or loss of $3.71 per basic and diluted share, for the year ended December 31, 2017. The increase in net and comprehensive loss was primarily due to the $1.2 million increase in operating loss, partially offset by the decrease of $0.1 million in financial expenses, net.

Year ended December 31, 2017, compared to year ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $3.0 million, a decrease of $13.5 million, or 82%, compared to $16.5 million for the year ended December 31, 2016.

The table below sets forth our revenues by geographical regions for the periods presented:

(U.S. dollars; in thousands)	Year Ended December 31,
Region	2017	2016
Asia	$555	$9,230
Latin America	754	5,320
Europe	210	1,750
Israel (1)	1,325	—
Other	128	208
Total	$2,972	$16,508

(1)	Sales in Israel during 2017 and 2016 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 45% and 0% of revenues during such periods, respectively.

Revenues for the years ended December 31, 2017 and 2016 were primarily attributed to sales of legacy tactical cellular interception systems and during the year ended December 31, 2016, we completed one ULIN sale to a reseller in Latin America (which was our first ULIN sale), the revenues for which were recognized ratably over a one-year period commencing September 2016. The decrease in revenues for the year ended December 31, 2017 was primarily due to the ongoing transition to a revenue stream more focused on ULIN, which we introduced in November 2015 and due to the fact that during the year ended December 31, 2017 we suspended recognizing revenues from one of our customers due to collectability issues which resulted in lower revenues than anticipated.

We expected that ULIN would be a major growth driver of our revenues. However, since the introduction of ULIN, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, during the year ended December 31, 2016, we only completed one ULIN sale (which was our first ULIN sale). During the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues encountered with the solution and regulatory difficulties, we have not recognized any revenue from such sales to date. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs, compared to other tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government. Furthermore, since the introduction of ULIN, while we have continued to offer our legacy tactical cellular interception solutions, we have experienced a significant decline in sales of our existing portfolio of solutions and products within the cellular interception category and we cannot assure you that ULIN will not render a substantial percentage of our existing product portfolio obsolete. In addition, increased usage of new communication channels and technological developments in the cellular communications industry (such as an increased number of cellular networks, mobile operators and frequencies) have resulted in cellular interception systems becoming more complex, expensive and limited in their interception capabilities, which we believe in turn have also had an adverse effect on sales of our legacy tactical cellular interception solutions. However, we cannot assure you that the market or demand for ULIN will grow as we believe (if at all).

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

Cost of Revenues

Cost of revenues for the year ended December 31, 2017 was $3.0 million, a decrease of $5.6 million, or 66%, compared to $8.6 million for the year ended December 31, 2016. The decrease in cost of revenues was primarily due to decreased costs for components for our solutions corresponding to the decrease in revenues year over year.

Gross Profit

Gross profit for the year ended December 31, 2017 was $15,000, a decrease of $7.9 million, compared to $7.9 million for the year ended December 31, 2016. Gross profit as a percentage of total revenues decreased to 0.5% for the year ended December 31, 2017, compared to 48% for the year ended December 31, 2016, primarily due to the significant lower revenue year over year.

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

Operating Loss

We had an operating loss of $9.0 million for the year ended December 31, 2017, an increase of $1.9 million, or 27%, compared to $7.1 million for the year ended December 31, 2016. The increase in the operating loss was primarily due to the $13.5 million decrease in revenues, partially offset by a decrease of $5.6 million in cost of revenues, a decrease of $2.3 million in selling and marketing expenses and a decrease of $3.6 million in general and administrative expenses.

Financial Expenses (Income), Net

Financial expenses, net for the year ended December 31, 2017, was $77,000, an increase of $204,000 compared to financial income, net of $127,000 for the year ended December 31, 2016. The change in financial expenses (income), net, related primarily to fluctuations in the exchange rate between the U.S. dollar and the New Israeli Shekel.

Income Tax Expenses

There were no income tax expenses for the year ended December 31, 2017 compared to $1.1 million for the year ended December 31, 2016. We did not record any tax expenses during the year ended December 31, 2017, as we applied a full valuation allowance for the deferred tax assets primarily on account of the accumulated deficit as of December 31, 2017, as a result of the substantial doubt about our ability of our company to continue as a going concern (see “Item 3D. Key Information - Risk Factors - Risks Related to our Business and Our Financial Position - “The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.” and Note 1.f. to the audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this Annual Report). The income tax expense during the year ended December 31, 2016 consisted of a one-time tax expense of $1.1 million that we incurred in connection with a tax assessment agreement for the three years ended December 31, 2014, reached on May 30, 2016, between the Israel Tax Authority and Ability. In addition, we applied a full valuation allowance for the deferred tax assets previously recorded due to the reason mentioned above.

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

B.	Liquidity and Capital Resources

Liquidity

As of December 31, 2018, we had an accumulated deficit of $28.2 million and cash and cash equivalents of $9.9 million, compared to accumulated deficit of $18.0 million and cash and cash equivalents of $1.9 million as of December 31, 2017.

Due to a significant decline in revenues and continued significant legal and professional services fees, we have an accumulated deficit, we suffered recurring losses and we have negative operating cash flow. Additionally, we are under an investigation of the IMOD, which ordered a suspension of certain export licenses. These matters, along with other reasons, which are described in Note 1.g. to the consolidated financial statements, raise substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm, in their report on our audited consolidated financial statements for the year ended December 31, 2018 expressed substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, increase in sales, a decrease in litigation costs, our ability to remain listed on the Nasdaq Capital Market and favorable resolution of the pending lawsuits and SEC investigation. We expect to continue incurring losses and negative cash flows from operations in the foreseeable future. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we only have sufficient cash on our balance sheet to finance our operations for a period of six to twelve months from the date of filing of this Annual Report.

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking (the “Undertaking”), for our benefit. According to the Undertaking, Messrs. Hurgin and Aurovsky agreed to make available to us from, March 1, 2018, a $3.0 million line of credit or loan in our favor. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The line of credit or loan will not bear any interest and Messrs. Hurgin and Aurovsky may not demand repayment, reduce or otherwise impair the line of credit or the loan. The Undertaking further provided that at the end of the term of the line of credit or loan, the board of directors will determine whether repayment of the line of credit or the loan will compromise our ability to meet our obligations. Messrs. Hurgin and Aurovsky undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the board of directors with respect to the necessity of the support of Messrs. Hurgin and Aurovsky.

On April 11, 2018, we obtained a six-month line of credit, secured by Messrs. Hurgin and Aurovsky, from an Israeli commercial bank in the amount of NIS 11.0 million (approximately $2.9 million), of which NIS 5.5 million (approximately $1.5 million) was drawn down (the “Outstanding Amount”).

On January 10, 2019, we entered into the conversion agreement (the “Conversion Agreement) with Messrs. Hurgin and Aurovsky, pursuant to which Messrs. Hurgin and Aurovsky transferred to us an amount in cash equal to the Outstanding Amount (the “Founders’ Proceeds”), and we used the entire Founders’ Proceeds in order to repay the amount outstanding under the our line of credit in full. In return for the transfer of the Founders’ Proceeds to us, we issued, in a private placement, to each of Messrs. Hurgin and Aurovsky 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at a conversion price of $3.25. Simultaneously with the closing of the Conversion Agreement, the Undertaking was automatically terminated.

There is no assurance, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in selling our products, raising capital, and settling certain lawsuits we may need to further reduce activities, curtail or cease operations.

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2018 was $5.1 million, a decrease of $4.9 million, compared to $10.0 million for the year ended December 31, 2017. Net cash used in operating activities for the year ended December 31, 2017 was $10.0 million, a decrease of $0.6 million, compared to $10.6 million for the year ended December 31, 2016.

Net cash used in operating activities for the year ended December 31, 2018, consisted primarily of net loss of $10.2 million, partially offset by an increase in progress payments in excess of accumulated costs with respect to projects of $2.2 million and a decrease in other receivables of $2.2 million. Non-cash expenses during the year ended December 31, 2018 consisted primarily of amortization and depreciation of $0.3 million and $0.1 million, respectively.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 was $49,000, a decrease of $14,000, compared to $63,000 for the year ended December 31, 2017. Net cash used in investing activities for the year ended December 31, 2017 was $63,000, a decrease of $109,000 compared to $172,000 for the year ended December 31, 2016.

Net cash used in investing activities for the year ended December 31, 2018, consisted of purchase of property and equipment of $123,000, partially offset by proceeds from sale of property and equipment of $74,000.

Net cash used in investing activities for the year ended December 31, 2017, consisted of purchase of property and equipment of $187,000, partially offset by proceeds from sale of property and equipment of $124,000.

Net cash used in investing activities for the year ended December 31, 2016, consisted primarily of purchases of property and equipment of $182,000.

We have no material commitments for capital expenditures as of December 31, 2018.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 was $13.1 million, an increase of $12.9 million, compared to $0.2 million for the year ended December 31, 2017. Net cash provided by financing activities for the year ended December 31, 2017 was $0.2 million, an increase of $3.4 million, compared to net cash used in financing activities of $3.2 million for the year ended December 31, 2016.

Net cash provided by financing activities for the year ended December 31, 2018, consisted of $11.6 million due to proceeds from issuance of shares and warrants, net of issuances costs and $1.5 million due to payment on account of shares.

Net cash provided by financing activities for the year ended December 31, 2017, consisted of $0.2 million due from controlling shareholders on account of an arbitration proceeding.

Net cash used in financing activities for the year ended December 31, 2016, consisted of $3.4 million of withholding taxes in respect of dividends distributed to our controlling shareholders, Messrs. Anatoly Hurgin and Alexander Aurovsky, in 2015 and an additional $1.0 million of withholding taxes on such distribution to the controlling shareholders paid by us to the Israel Tax Authority according the tax assessment agreement for the three years ended December 31, 2014, reached between ACSI and the Israel Tax Authority on May 30, 2016, which was offset in part by $0.8 million paid to us by the controlling shareholders on account of their outstanding tax obligation in connection with the 2015 dividend distributions following the tax assessment agreement, $0.2 million due from controlling shareholders accrued on account of an arbitration proceeding and $0.6 million that was repaid to us by our controlling shareholders on account of outstanding withdrawals.

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

Over the last few years, cellular interception systems have become more complex and expensive as a result of increased usage of new communication channels and technological developments in the cellular communications industry, such as an increased number of cellular networks, mobile operators and frequencies. We believe that these developments had an adverse impact on sales of our legacy tactical cellular interception solutions during 2018 and 2017, which significantly declined in those periods.

The ULIN, a strategic cellular interception system that we introduced in November 2015, has strategic capabilities allowing for the interception of all generations of cellular communication. We expected that ULIN would be a major growth driver of our revenues and continue to believe that our revenues for 2019 will be weighted towards ULIN sales; however, customer adoption of ULIN has been much slower than we had anticipated. While we have seen significant interest in ULIN and its advanced capabilities, for the year ended December 31, 2016, we completed one ULIN sale (which was our first ULIN sale). During the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues encountered with the solution and regulatory difficulties, we have not recognized any revenue from such sales to date. We believe that the limited customer adoption to date of ULIN, notwithstanding its competitive advantage over tactical interception solutions, is primarily due to its increased costs compared to such tactical interception solutions, as well as the market’s desire for a product capable of intercepting data communication in addition to cellular communication, and ULIN’s inability to intercept cellular communication within some network operators. Furthermore, ULIN sales cycles have taken longer than expected to complete. We believe that the significant increase in the length of the ULIN sales cycle compared to our legacy tactical interception solutions is primarily due to the difficulties described above and lengthy purchasing approval processes for ULIN, oftentimes requiring the approval of the most senior levels of government.

E.	Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period (U.S. dollars in thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5-Years
Lease Obligations[1]	$557	$142	$285	$130	$-
Total	$557	$142	$285	$130	$-

[1]	Relates to obligations under lease agreement for our headquarters. For additional information, see “Item 4D. Information on the Company—Property, Plants and Equipment.”

Item 6.	Directors, Senior Management and Employees

A.	Senior Management and Directors

The following table sets forth certain information relating to our senior management and directors as of the date of this Annual Report.*

Name	Age	Position
Anatoly Hurgin	60	Chief Executive Officer and Chairman of the Board of Directors
Alexander Aurovsky	66	Chief Technology Officer and Director
Avi Levin	44	Chief Financial Officer
Avraham Dan (1)	74	Director
Limor Beladev (1)(2)(3)	48	Director
Yair Cohen (2)(3)	64	Director
Joseph Tenne (1)	63	Director

*	On April 22, 2019, Naftali Granot notified us of his resignation from the board, effective immediately.

(1)	Member of audit committee

(2)	Member of nominating committee

(3)	Member of compensation committee

Anatoly Hurgin has served as our Chief Executive Officer and a director since the closing of the Business Combination, and has served as the Chief Executive Officer and a director of ACSI since 1994. Mr. Hurgin currently serves as our Chairman, having served in that position from the Business Combination until December 2016, and from July 2017 to present. Mr. Hurgin has served as a director of ASM since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Alexander Aurovsky has served as our Chief Technology Officer and a director since the closing of the Business Combination and has served as the Chief Technology Officer and a director of ACSI since 1994. Mr. Aurovsky has served as a director of ASM since March 2016. Mr. Aurovsky holds a Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Avi Levin has served as our Chief Financial Officer since November 2015. Mr. Levin has served as a director of ASM since March 2016. Previously, Mr. Levin served as an investment banker at Credit Suisse Securities, a multinational financial services institution. Prior to that, Mr. Levin served in corporate finance positions at Broadridge Financial Solutions, Inc., a software company that provides services to banks and other financial institutions, and at Overseas Shipholding Group, Inc., a global company engaged in ocean transportation of oil  and natural gas. Mr. Levin started his career at the international accounting firm, PricewaterhouseCoopers, where he worked at the Tel Aviv, Israel and San Jose, California offices. Mr. Levin is a CPA in the United States and Israel. Mr. Levin has a Bachelor’s degree in Economics and Accounting from Ben-Gurion University of the Negev in Israel, and an MBA degree from New York University Stern School of Business.

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

Joseph Tenne joined our board on October 15, 2017. Mr. Tenne is a member of the audit committee. He serves as a financial consultant to Itamar Medical Ltd., an Israeli Nasdaq and TASE-listed company, and from August 2014 to April 2017 served as vice president finance and chief financial officer of that company. Mr. Tenne also serves on the board of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company, OPC Energy Ltd., an Israeli TASE-listed company and Orgenesis Ltd., an Israeli private company. From September 2013 to January 2018, Mr. Tenne served on the board of directors of Enzymotec Ltd., which was an Israeli Nasdaq-listed company and from July 2014 to February 2019, Mr. Tenne served on the board of directors of Orbotech Ltd., which was an Israeli Nasdaq-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a U.S. company traded on the Nasdaq. From 2005 to 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies, Inc., a NYSE-listed company and from 2006 to 2013, also served as the chief financial officer of Ormat Industries Ltd. Prior to that, from 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our senior management and directors.

B.	Compensation

The aggregate compensation incurred or accrued by us in relation to our Senior Management, for the year ended December 31, 2018, was approximately $789,000. This amount includes approximately $122,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers.

We pay each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone. In addition, we pay the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay such fees on a quarterly basis. In addition, we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

We do not have any written agreements with our current or incoming directors providing for benefits upon the termination of such director’s relationship with us.

To our knowledge, there are no agreements and arrangements between our current or incoming directors and any third-party relating to compensation or other payment in connection with their candidacy or service on our board of directors.

Employment Agreements with Senior Management

On September 6, 2015, simultaneously with the execution of the Merger Agreement, ACSI entered into an employment agreement with each of (i) Anatoly Hurgin for Mr. Hurgin to serve as the Company’s Chief Executive Officer, and (ii) Alexander Aurovsky for Mr. Aurovsky to serve as the Company’s Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreement, the executive’s gross monthly salary is NIS 120,000 (approximately $32,000) commencing on January 1, 2016; however, each of the executives agreed to a temporary 50% reduction in their salaries, effective from May 2017 through December 2018. Each executive is also entitled to receive the following benefits:

●	ACSI will pay an insurance company or a pension fund (i) an amount equal to 8.33% of the executive’s salary to be allocated to a fund for severance pay, and (ii) an additional 5% of the executive’s salary (in the case of an insurance policy) or an additional 6% (in the case of a pension fund) to be allocated to a provident fund or pension plan. In addition, if the executive elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension plan, in either case, which will be deducted from the executive’s salary), ACSI will contribute an amount up to 2.5% of the executive’s salary for disability insurance, provided that such insurance is available for the executive;

●	ACSI will contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of each executive; and

●	ACSI will provide such executive with a luxury motor vehicle and pay or reimburse the executive for all reasonable expenses relating to the use of the motor vehicle.

Each employment agreement provides that the executive shall be entitled to receive an annual performance bonus of up to NIS 360,000 (approximately $96,000), based on annual performance goals agreed upon by ACSI and the executive. These performance goals were not met for the years ended December 31, 2018, 2017 and 2016, and therefore no performance bonus was recorded or paid. Each employment agreement may be terminated by ACSI or the executive upon 120 days’ prior written notice, in which case the executive shall be entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight-month period. In addition, ACSI, by resolution of its board of directors, may terminate the employment agreements at any time by written notice for cause (as defined in the employment agreements).

Commencing January 1, 2019, each of Mr. Hurgin and Mr. Aurovsky will be entitled to a bonus, subject to the approval of our board, in an amount equal to the higher of: (i) 2% of the Company’s consolidated gross profit, or (ii) 4% of the Company’s consolidated EBITDA, in each case, based on the Company’s annual audited consolidated financial statement. In the event the Company recognizes a loss and a negative EBITDA in a specific year, then, to the extent an executive is entitled to a bonus in an amount equal to 2% of the gross profit, such bonus (if applicable) will be paid through the issuance of ordinary shares.

On April 17, 2019, the Company granted each of Mr. Hurgin and Mr. Aurovsky an award of 350,000 restricted ordinary shares (700,000 restricted ordinary shares for both) under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version) 1961. The restricted ordinary shares vest in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024, subject to the executive’s continued service with the Company through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the restricted ordinary shares will vest as of immediately prior to such change of control, subject to the executive’s continued service to the Company through the date of the change of control.

In November 2015, ACSI retained Avi Levin to serve as the Company’s Chief Financial Officer. Under the employment agreement entered into with Mr. Levin in December 2015, effective as of November 8, 2015, ACSI agreed to pay Mr. Levin a gross monthly salary of NIS 45,000 (approximately $12,000). In addition, Mr. Levin will be eligible to receive an annual performance-based bonus of up to NIS 135,000 (approximately $36,000). Effective as of January 1, 2019, the gross monthly salary of Mr. Levin increased to NIS 65,000, and Mr. Levin will be entitled to a bonus, subject to the approval of our board, in an amount equal to the higher of: (i) 2% of the Company’s consolidated gross profit, or (ii) 4% of the Company’s consolidated EBITDA, in each case, based on the Company’s annual audited consolidated financial statement. In the event the Company recognizes a loss and a negative EBITDA in a specific year, then, to the extent an executive is entitled to a bonus in an amount equal to 2% of the gross profit, such bonus, if applicable, will be paid through the issuance of ordinary shares. The value of ordinary shares will be determined by the board and the compensation committee.

Mr. Levin is also entitled to the following benefits:

●	ACSI will pay an insurance company or a pension fund (i) an amount equal to 8.33% of Mr. Levin’s salary to be allocated to a fund for severance pay, and (ii) an additional 5% of Mr. Levin’s salary (in the case of an insurance policy) or an additional 6% (in the case of a pension fund) to be allocated to a provident fund or pension plan. In addition, if Mr. Levin elects to allocate his pension payments (5% of salary in case of an insurance policy or 5.5% in case of a pension fund, in either case, which will be deducted from Mr. Levin’s salary), ACSI will contribute an amount up to 2.5% of Mr. Levin’s salary for disability insurance, provided that such insurance is available for the executive;

●	ACSI will contribute to a recognized educational fund an amount equal to 7.5% of such month’s salary for the benefit of Mr. Levin; and

●	ACSI will provide Mr. Levin with a motor vehicle and pay or reimburse him for all reasonable expenses relating to the use of the motor vehicle.

The employment agreement may be terminated by ACSI or Mr. Levin upon 60 days’ prior written notice, in which case Mr. Levin shall be entitled to receive salary and benefits during such 60-day period. In addition, ACSI, by resolution of its board of directors, may terminate the employment agreement at any time by written notice for cause (as defined in the employment agreement).

On December 24, 2018, the Company granted Mr. Levin an award of 50,000 restricted ordinary shares under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version) 1961. The restricted ordinary shares vest in three equal installments on each of January 17, 2019, January 17, 2020 and January 17, 2021, subject to the executive’s continued service with the Company through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the restricted ordinary shares will vest as of immediately prior to such change of control, subject to the executive’s continued service to the Company through the date of the change of control.

For the years ended December 31, 2018, 2017 and 2016, Mr. Levin earned annual bonuses of NIS 135,000 (approximately $36,000) per year. For the year ended December 31, 2018, Mr. Levin also earned a special bonus of NIS 90,000 (approximately $24,000). As of December 31, 2018, we paid Mr. Levin a total of NIS 108,000 (approximately $28,800) in respect of such bonuses. The remaining NIS 387,000 (approximately $103,200) was paid to Mr. Levin in January and February of 2019.

Board Practices

Board of Directors

Our board of directors is currently comprised of six directors. See “Item 6A – Directors and Senior Management”.

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

On July 5, 2017, our board appointed three new independent directors, Avraham Dan, Naftali Granot and Limor Beladev, effective immediately. On July 24, 2017 and October 15, 2017, our board appointed additional independent directors, Brigadier General (Ret.) Yair Cohen and Joseph Tenne, respectively, effective immediately.  All of our directors were re-elected by the General Meeting of the Company held on December 24, 2018 and shall serve until our next annual general meeting, subject to our amended and restated memorandum and articles of association. On April 22, 2019, Mr. Granot notified us of his resignation from the board, effective immediately.

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

Nominating Committee

Our nominating committee is currently comprised of two members, Limor Beladev and Yair Cohen. On April 22, 2019, Naftali Granot, who chaired the nominating committee, notified us of his resignation from the board, effective immediately. As of the date of this Annual Report, a new chair has not been appointed.

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

Compensation Committee

Our compensation committee is currently comprised of three members, Limor Beladev and Yair Cohen. Ms. Beladev chairs the compensation committee.

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

Under our amended and restated memorandum and articles of association, our directors, on behalf of us, may purchase and maintain insurance for the benefit of any director or other officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to us. We have procured a directors’ and officers’ liability & company reimbursement insurance policy for our officers and directors and our wholly-owned subsidiaries, with an aggregate limit of liability for all losses of $20 million.

C.	Employees

As of December 31, 2018, we employed 17 employees on a full-time basis and two employees on a part-time basis, comprised of administrators and marketing and technical personnel, all of whom were located in Israel. In addition to our employees, we utilize the services of a number of independent contractors worldwide for selling and marketing.

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

Under Israeli law, Israeli employees are required to make, and employers are required to pay and withhold, certain payments to the National Insurance Institute (similar, to some extent, to the United States Social Security Administration), on account of social security and health tax payments. In addition, ACSI is required to maintain employee benefit plans for the benefit of its employees. Each month, both ACSI and its employees contribute sums to the employee benefit plans. The employee benefit plans provide a combination of savings plan (for pension), insurance and severance pay to the Israeli employees. Some of the sums ACSI contributes monthly to the employee benefit plans are used to satisfy severance pay to which the employees may be entitled under Israeli law. Since the end of 2015, ACSI’s agreements with its employees are in accordance with Section 14 of Israel’s Severance Pay Law, according to which its monthly contributions for severance pay for its employees are in lieu of its severance liability. ACSI has set aside additional reserves for severance pay of $167,000 as of December 31, 2018 for potential future obligations to make severance payments to ACSI’s employees with respect to periods prior to the application of Section 14 of Israel’s Severance Pay Law.

D.	Share Ownership

Beneficial Ownership

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in “Item 7A. Major Shareholders and Related Party Transactions—Major shareholders.”

2015 Long-Term Equity Incentive Plan

On November 18, 2015, our board of directors approved and adopted a 2015 Long-Term Equity Incentive Plan (the “2015 Plan”), which became effective upon the consummation of the Business Combination. On April 25, 2016, our board of directors approved and adopted the Israeli Sub-Plan to the Ability Inc. 2015 Long-Term Equity Incentive Plan (the “Israeli Sub-Plan” and together with the 2015 Plan, as amended, the “Plan”). On February 17, 2019, our board of directors approved and adopted an amendment to the Plan. The purpose of the Plan is to attract and retain personnel of the highest caliber, provide incentive for officers, directors, employees and other key persons and to provide to officers, directors, employees, consultants and other independent contractors who perform services for us, through the granting of stock options, restricted stock, deferred stock or other stock-based awards, the opportunity to participate in the value and/or appreciation in value of the our ordinary shares.

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

On December 24, 2018, we agreed to issue 150,000 restricted ordinary shares to certain employees, and 25,000 options to purchase 25,000 ordinary shares to a service provider under the 2015 Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 18, 2019 by the members of our senior management and board of directors individually and as a group. The beneficial ownership of ordinary shares is based on 8,039,061 ordinary shares outstanding as of April 18, 2019 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 18, 2019, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the number of shares beneficially owned and the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the number of shares beneficially owned or the percentage ownership of any other person.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
Senior Management and Directors
Anatoly Hurgin (1)(3)	1,635,352	19.79%
Alexander Aurovsky (2)(3)	1,635,352	19.79%
Avi Levin	50,314	*
Avraham Dan	—	—
Naftali Granot (4)	—	—
Limor Beladev	—	—
Yair Cohen	—	—
Joseph Tenne	—	—
All senior management and directors as a group (8 individuals)	3,321,018	40.21%
5% or Greater Shareholders (other than directors and executive officers)
Sabby Volatility Warrant Master Fund, Ltd. (4)	401,315	4.99%

*	Less than 1%.

(1)	Represents (i) 1,408,926 ordinary shares (of which 350,000 ordinary shares are subject to vesting in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024), and (ii) warrants to purchase 226,426 ordinary shares at $3.25 per share. Mr. Hurgin beneficially owns 832,500 ordinary shares through a trust of which Mr. Hurgin is the beneficiary and over which Mr. Hurgin has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement.

(2)	Represents (i) 1,408,926 ordinary shares (of which 350,000 ordinary shares are subject to vesting in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024) and (ii) warrants to purchase 226,426 ordinary shares at $3.25 per share. Mr. Aurovksy beneficially owns 832,500 ordinary shares through a trust of which Mr. Aurovsky is the beneficiary and over which Mr. Aurovsky has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement.

(3)	Under the Merger Agreement, each of Messrs. Hurgin and Aurovsky had the right, on one occasion during January 1, 2018 through March 1, 2018 (the “Put Option Period”), to put to us all or part of his pro rata portion of 117,327 of our ordinary shares that he received in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. Pursuant to an escrow agreement dated December 23, 2015 among the Company, Anatoly Hurgin and Alexander Aurovsky (together as shareholders) and the Bank Leumi Le- Israel Trust Company Ltd. as escrow agent, $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by us at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised. On November 13, 2017, the parties amended the escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021. On October 31, 2018 and February 19, 2019, Messrs. Hurgin and Aurovsky undertook not to exercise their put options in whole or in part during the period from January 1, 2019 and May 1, 2019. On March 31, 2019, Messrs. Hurgin and Aurovsky further undertook not to exercise their put options in whole or in part during the period from May 2, 2019 and October 31, 2019.

(4)	On April 22, 2019, Mr. Granot notified us of his resignation from the board, effective immediately.

(5)	Represents (i) 397,985 ordinary shares; and (ii) warrants to purchase 3,076,923 ordinary shares at $3.25 per share held by Sabby Volatility Warrant Master Fund (“Sabby VMF”). The exercise of the foregoing warrants are subject to a 4.99% blocker. The business address of Sabby VMF is c/o Sabby Volatility Warrant Master Fund, Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman KY1-9007. Sabby Management, LLC serves as the investment manager of Sabby VMF. Hal Mintz is the manager of Sabby Management, LLC and has voting and investment control of the securities held by Sabby VMF. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities beneficially owned by Sabby VMF except to the extent of their respective pecuniary interest therein. The foregoing information has been derived in part from a Schedule 13G/A filed jointly by Sabby VMF, Sabby Management, LLC and Hal Mintz on January 7, 2019.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders during the past three years are as follows: (i) between June 2016 and October 2016, Mr. Hurgin and Mr. Aurovsky repurchased an aggregate of 21,836 each, and between January 2019 and April 2019, we issued to each of Mr. Hurgin and Mr. Aurovsky an aggregate of 576,426 ordinary shares and warrants to purchase 226,426 ordinary shares, (ii) Sabby Volatility Warrant Master Fund, Ltd. participated in our August 2018 offering and our registered direct offering in November 2018, after which it became a more than 5% holder of our outstanding ordinary shares, and (iii) AQR Diversified Arbitrage Fund decreased its holdings to 0% of our outstanding shares.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of April 18, 2019, we had 18 shareholders of record who are registered with an address in the United States, holding approximately 59.2% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since 4,463,491 ordinary shares or 57.7% of our outstanding ordinary shares are held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, we are jointly controlled by Mr. Hurgin, our Chief Executive Officer, and Mr. Aurovsky, our Chief Technology Officer, who beneficially hold a total of 3,270,704 ordinary shares, corresponding to 39.58% of our outstanding shares as of April 18, 2019. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

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

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2016:

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

Irrevocable Undertaking

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking for our benefit. On January 10, 2019, we entered into the Conversion Agreement with Messrs. Hurgin and Aurovsky, pursuant to which Messrs. Hurgin and Aurovsky transferred to us the Founders’ Proceeds, and we used the entire Founders’ Proceeds in order to repay the amount outstanding under our line of credit in full. In return for the transfer of the Founders’ Proceeds to us, we issued, in a private placement, to each of Messrs. Hurgin and Aurovsky 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at a conversion price of $3.25. Simultaneously with the closing of the Conversion Agreement, the Undertaking was automatically terminated. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

Settlement Amount

In connection with a settlement arising out of an arbitration proceeding, (see “Item 8A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”) on March 30, 2017, and as clarified on April 13, 2017, a legal expert determined that a settlement amount of NIS 9,527,000 (equal to approximately $2,480,000 based on the exchange rate in effect as of December 31, 2016), including VAT, shall be allocated as follows: 70% of the settlement amount and the VAT shall be paid by us and the remaining 30% of the settlement amount shall be paid by Messrs. Hurgin and Aurovsky. On April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to us NIS 376,410 (equal to approximately $98,000 based on the exchange rate as of December 31, 2016), or a total of NIS 752,820 (equal to approximately $196,000 based on the exchange rate as of December 31, 2016) in compliance with the arbitral award.

Employment Agreements

We have entered into employment agreements with each of our senior management. See “Item 6B. Directors, Senior Management and Employees — Compensation — Employment Agreements with Senior Management.”

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

Legal Proceedings

Re. Ability Inc. Securities Litigation

On May 25, 2016, a purported class action lawsuit, captioned In re Ability Inc. Securities Litigation, Master File No. 16-cv-03893-VM (S.D.N.Y) was filed against us, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of the Company’s public statements were false, and that the Company materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of our ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that the Company’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of our operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added our former director, Benjamin Gordon and our auditor, BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Benjamin Gordon, a claim pursuant to Section 11 of the Securities Act against us, BDO Ziv Haft and Messrs. Hurgin and Benjamin Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Benjamin Gordon on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The amended complaint does not specify the amount of damages sought. The complaint broadly alleges that certain of the Company’s public statements were false, that it had material weaknesses in its internal controls, that its financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations, and that its registration statement contained material misstatements and omissions. On August 17, 2017, the court ordered a stipulated schedule recognizing that all parties had agreed to a mediation on October 17, 2017 and all deadlines were reset until after that mediation took place.

 On December 21, 2017, the Company entered into a Memorandum of Understanding (the “MOU”), to memorialize an agreement in principle to settle all claims of participating class members in the class actions consolidated in the lawsuit captioned In re Ability Inc. Securities Litigation, No. 16-cv-03893 (VM), pending in the Southern District of New York (the “New York Class Action Litigation”). The MOU provides for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the New York Class Action Litigation. On May 18, 2018, the court granted preliminary approval of the settlement and on September 14, 2018, the court granted final approval to the settlement, overruling the one objection that was filed. The settlement includes the dismissal of all claims against the Company and the named individuals in the New York Class Action Litigation.

On September 17, 2018, the objector whose objection was overruled, Brian Levy, filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On or about March 15, 2019, a stipulation for dismissal of the appeal was filed, and the Court entered the order dismissing the appeal.

Of the $3.0 million settlement, an amount of $250,000 was funded by the Company and the remaining $2.75 million was funded by the Company’s insurance proceeds and contributed by other defendants. The ultimate impact of this class action settlement on the Levy Litigation (Case No. 2015-CA-003339), Pottash Litigation (Case No. 502016CA013823), Hammel Litigation (Case No. 50-2018-CA-000762-MB-AG) and the Ladragor Litigation (C.A. 8482-05-16), each as further described herein, has yet to be determined, however, some or all of the claims raised in such other actions may be deemed to be resolved, settled and disposed of as part of such class action settlement.

The Company intends to continue to attempt to settle and resolve the litigation. There is no assurance that the court will finally approve the settlement.

In connection with the entry into of the MOU, the Company entered into an agreement with its insurer (the “Discharge Agreement”), pursuant to which the Company agreed to discharge the insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation.

Pottash Litigation

On December 13, 2016, a complaint, captioned Pottash v. Benjamin Gordon et. al., Case No. 50-2016-CA-013823, was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against us, our former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. On January 23, 2017, the plaintiff filed an amended complaint. On March 2, 2017, the Company filed a motion to dismiss all of the claims asserted against it in the amended complaint. On the same day, Benjamin Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On November 27, 2017, the plaintiff filed a second amended complaint against the Company Benjamin Gordon and Jonathan Morris. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. On January 17, 2018, we filed a motion to dismiss seeking the dismissal of all claims asserted against it on various legal grounds. The co-defendants also filed motions seeking dismissal of the second amended complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. The Company then filed its motion to dismiss directed at the third amended complaint on October 1, 2018. The Court held a hearing on the Company’s motion to dismiss granted the Company’s motion to dismiss without prejudice, and provided the plaintiff with the opportunity to file a further amended complaint.

Thereafter, the plaintiff filed his fourth amended complaint on March 14, 2019, and the Company is in the process of preparing its responsive filing in connection with the fourth amended complaint, and the Company intends to continue vigorously defend against this action. It is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings.

Hammel Litigation

On January 19, 2018, a complaint, captioned Hammel v. Benjamin Gordon et. al (Case No. 50-2018-CA-000762-MB-AG), was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against us, Benjamin Gordon and Jonathan Morris. The complaint alleges that the defendants, through a series of misrepresentations and omissions, induced the plaintiff, Robert Hammel, to invest in the stock of Cambridge. Plaintiff alleges to have lost more than $1.6 million due to the defendants’ conduct. In a summons issued in February 26, 2018, we were also named as one of the defendants. We filed a motion to dismiss the complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. We filed our motion to dismiss directed at the third amended complaint on October 1, 2018, and we intend to vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

Patent Infringement Litigation

On October 27, 2015, ACSI received a notice alleging that its GSM interception and decryption systems allegedly fall within the claims of an Israeli patent owned by the claimant. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by ACSI and/or any entity on its behalf. On November 12, 2015, a lawsuit, captioned Dr. Elad Barkan et al. v. Ability Computer & Software Industries Ltd. et al. C.C. 29551-11-15, alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Central District Court in Israel by a company and an individual originally against ACSI and its controlling shareholders at that time. The amount sought in the lawsuit for registration fee purposes is NIS 5.0 million (approximately $1.3 million), however the plaintiffs have not yet quantified the amount of the compensation demanded. Furthermore, the plaintiffs demanded to immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. On April 5, 2016, ACSI and its controlling shareholders filed a statement of defense, and on April 13, 2016 a pre-trial hearing was held. On May 23, 2016, the plaintiffs filed a petition to add us, Ability Limited, a company wholly-owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim. The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the application of the original defendants and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. On August 23, 2017, the Deputy Patent Registrar decided to reject the revocation application, and on August 28, 2017 the plaintiffs informed the court of the deputy registrar’s decision, and requested to resume the proceedings and instruct the original defendants (ACSI and its former controlling shareholders) to file their response to the petition to join us, Ability Limited and ASM as defendants (a response was filed on September 25, 2017, and a rejoinder was filed by the plaintiffs on October 22, 2017). On December 25, 2017, the original defendants filed a petition to order the plaintiffs to deposit a guarantee as security for costs of the trial (a response was filed on January 14, 2018, and a rejoinder was filed on January 17, 2018). A second pre-trial hearing was held on January 17, 2018, in which the court decided that the plaintiffs were allowed to amend the statement of claim without having the consent either of the original defendants or us, Ability Limited and ASM to the content of the amended statement of claim, and without waiving the right to request dismissal of the amended suit (partially or completely). The court also decided that the petition to order the plaintiffs to deposit a guarantee as security for costs will be adjudicated after the statement of case is amended. On March 15, 2018 the plaintiffs filed an amended statement of claims against the original defendants, as well as against us, Ability Limited and ASM. On May 30, 2018 the defendants filed an amended statement of defense along with two petitions: (1) a petition for issuing a decision on the petition to order the plaintiffs to deposit a guarantee as security for costs; and (2) a petition for dismissing the case in limine. The plaintiffs filed their responses to the two petitions on June 26, 2018 and the defendants filed rejoinders on July 8, 2018.

On July 11, 2018 and July 18, 2018 two pre-trial hearings were held, and the court decided to order the plaintiffs to deposit a guarantee of NIS 100,000 (approximately $26,700) as a security for costs. In addition, the defendants were asked by the court to reconsider their position regarding the petition for dismissing the case in limine. On July 24, 2018 the parties jointly informed the court that: (1) without waiving any contentions or rights, the defendants would not insist on the petition for dismissing the case in limine, and the contentions raised in the petition for dismissing the case in limine would be decided in the final judgement or in any interim decision; (2) they agree to appoint again a mediator (Adv. Reuven Behar) in an attempt to settle the dispute out of court via mediation limited in time duration, not longer than six months; and (3) to set dates for pre-trial procedures (discovery and interrogatories), for a pre-trial hearing and for filing evidence. Accordingly, on July 24, 2018 the court decided to dismiss the petition for dismissing the case in limine without mutually waving any contentions or rights, and set dates for discovery and for exchanging of and replying to interrogatories (originally the entire procedure should have been completed by the end of October 2018, and later it was extended to December 2018). On August 6, 2018 the parties jointly applied to the mediator, Adv. Behar, and a preliminary meeting with the mediator took place on September 2, 2018 and the mediation process is ongoing. On December 17, 2018, the parties exchanged discovery affidavits and interrogatories. On February 20, 2019, a pre-trial hearing was held. The court decided, in accordance with the consent of the parties, to extend the timetable for the pre-trial procedures: (1) completion of discovery and replying to interrogatories by March 31, 2019; (2) filing petitions concerning the pre-trial procedures by May 2, 2019; and (3) filing responses to the petitions by May 23, 2019. A pre-trial hearing was set for June 24, 2019. The defendants filed an amended statement of claims on February 27, 2019. On April 4, 2019, after a short extension was agreed on and was approved by the court, the parties exchanged replies to interrogatories and complementary discovery affidavits. We intend to continue vigorously defend against this action. We believe that the suit’s probability of success, as filed, is less than even, and we intend to vigorously defend against it.

In addition, after the Deputy Patent Registrar decided to reject the revocation application on August 23, 2017, the patentee, Dr. Barkan, filed an amended version of certain claims on September 28, 2017. The amendment was subject to opposition by third parties until December 28, 2017. On December 27, 2017, ACSI filed with the Patent Registrar an opposition to the request to have the specification of the patent amended. On March 15, 2018, ACSI filed its statement of claims, arguing that the request should be dismissed for various reasons. Dr. Barkan filed his statement of claims on June 14, 2018. On November 28, 2018, ACSI filed its evidence (an expert opinion). On December 5, 2018, Dr. Barkan informed that he waived his right to file evidence, and later informed that he did not intend to cross-examine the expert on behalf of ACSI, but on February 11, 2019, the deputy registrar decided to summon the expert on behalf of ACSI to testify. On February 14, 2019, a hearing took place. On February 20, 2019, the deputy registrar decided to dismiss ACSI’s opposition and decided that ACSI will bear costs in a total sum of NIS 33,000 (approximately $8,800). On March 19, 2019, ACSI filed an appeal on the deputy patent registrar’s decision to the District Court of Tel Aviv (C.A. 45733-03-19).

Ladragor Litigation

On May 3, 2016, we were served with a lawsuit and a motion for the certification of the lawsuit as class action, captioned Ladragror v. Ability Inc. et al. C.A. 8482-05-16, in the Tel Aviv District Court in Israel, filed, against us, Anatoly Hurgin, Alexander Aurovsky, and Benjamin Gordon and Mitchell Gordon. The claim alleges, among other things, that we misled the public in our public filings with regard to its financial condition and included misleading information (or omitted to include relevant information) in its financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards us and our public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $36.7), and estimates that its shareholders suffered damages of approximately NIS 23.3 million (approximately $6.2 million). On September 15, 2016, we filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims. The Court required the parties to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, we filed a separate update with respect to the United States class actions, together with a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, requesting an extension until May 15, 2017 to file a full response, alleging that the publication of our annual financial statements, together with the findings of the internal investigation, would affect its position on its motion to stay proceedings. On May 23, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three-month extension to file a full response, among other things, as we have not filed our annual financial statements or published the findings of the internal investigation. On August 14, 2017, we and Messrs. Hurgin and Aurovsky filed a notice regarding their counsel substitution. In light of this, the judge decided on August 27, 2017, to recuse herself from the case. On August 21, 2017, the plaintiff filed a motion and an updated notice in which he claimed that we have not yet published the report of the internal investigation, and hence the reasons for granting him a continuance to file his response to the motion to stay of proceedings are still relevant. The plaintiff also informed the Court that in the U.S. proceedings, the parties agreed to mediation, and the mediation meeting was scheduled in October 2017. The plaintiff asked the Court to file an update notice in 90 days. On August 28, 2017, the Court ordered the parties to file an update notice on September 28, 2017. On September 28, 2017 and November 7, 2017, the plaintiff, us, and Messrs. Hurgin and Aurovsky updated the Court that the mediation process in the U.S. was still pending. On November 8, 2017, the Court ordered the parties to file an update notice in 90 days. On February 7, March 7, April 12, May 8, June 12, July 10, August 9, October 10, October 31, November 14, November 28, December 12, December 31, 2018 and on January 14, January 28, February 11, February 25, March 11 and March 25, 2019, the parties updated the Court that they are holding negotiations in order to settle the case, and requested extensions of time for filing the updated notice. The parties are required to file the settlement agreement, if signed, and a motion to approve the settlement, on April 8, 2019. We intend to attempt to settle and resolve the litigation. If the case does not settle, we intend to continue vigorously defend against this action. Given that the proceeding is currently suspended, the timing or outcome of this matter cannot be predicted at this time. As referenced above in Re. Ability Inc. Securities Litigation, the Ladragor Litigation is not subject to the Discharge Agreement.

Mitchell Gordon v. Ability Inc.

On June 22, 2018, Mitchell Gordon, the former Chief Financial Officer of Cambridge, filed a Summons with Notice (the “Notice”), against us in the Supreme Court of the State of New York, New York County (Index No. 653124/2018). In the Notice, Mitchell Gordon describes the nature of his claims as ones for breach of contract and unjust enrichment against us based on our alleged failure to indemnify him under the terms of the Amended and Restated Memorandum and Articles of Association of Ability Inc., adopted by special resolution and passed with effect on December 23, 2015. Mitchell Gordon purports to seek compensatory damages in the amount of at least $325,000. On January 8, 2019, the Court entered an Order extending Mitchell Gordon’s time to serve the Summons with Notice upon us until May 8, 2019.

Beazley Insurance Company Inc. v. Benjamin Gordon v. XL Insurance Company SE (XL Catlin), and Ability Inc.

On or about July 31, 2018, Benjamin Gordon filed a third-party complaint asserting a breach of contract action against XL Insurance Company SE, and us for alleged failure to defend and indemnify Benjamin Gordon with respect to underlying actions against Gordon arising out of Cambridge’s merger with ACSI. In the third-party complaint, Benjamin Gordon is alleging that we breached the parties’ Merger Agreement by failing to advance fees and failing to indemnify him for defense fees and costs. Gordon is seeking recovery of monetary damages, attorneys’ fees and costs. On September 17, 2018, we filed a Motion to Dismiss, seeking the dismissal of all claims asserted against us on various legal grounds. On October 19, 2018, Gordon filed a Response to the Motion to Dismiss and on October 30, 2018, we filed a Reply. Based on our Reply, and without waiting for a ruling from the Court, on November 30, 2018, Gordon filed a Notice of Voluntary Dismissal. On December 4, 2018, the Court terminated our further involvement in this complaint.

Levy Litigation

On October 15, 2015, plaintiff Brian Levy, purportedly on behalf of himself and all others similarly situated, filed a first amended class action and derivative complaint against Cambridge Holdco Corp., ACSI, the individual members of the board of directors of Cambridge Capital Acquisition Corp. (“Cambridge”), and Cambridge, and the Company as nominal defendants in case number 2015CA003339 in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida. The complaint generally alleged, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with ACSI, and that ACSI was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties. The action sought injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, ACSI filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the Court lacked personal jurisdiction over ACSI; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination (as defined below) and the claims against ACSI were insufficiently pleaded. On September 15, 2016, the Court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss.

On June 21, 2017, the Judge entered an order (the “June 21 Order”), granting a partial motion to dismiss as to the counts against ACSI due to lack of personal jurisdiction over ACSI. ACSI was therefore dismissed from the case without prejudice, and it is unclear at this stage whether the plaintiff will attempt to bring ACSI directly back into the action in the future. On the other hand, pursuant to the Judge’s ruling, the Company still remains as a necessary party and named defendant in the case. In the June 21 Order, the Judge also partially denied the motion to dismiss the second amended complaint, and the purported class action and derivative claims against the individual defendants for alleged breach of fiduciary duties, failure to disclose and ultra vires acts still remained pending.

On July 21, 2017, the Company and each of the individual defendants filed their answer and affirmative defenses raising numerous substantive and legal defenses to the alleged claims set forth in the second amended complaint. On August 7, 2017, plaintiff’s counsel filed a motion for class certification and incorporated memorandum of law. The Company and defendants filed papers in opposition to such motion, and on March 13, 2018, the Court entered an order denying plaintiff’s motion for class certification, but allowing plaintiff to attempt to file a further amended complaint within 30 days after the order denying the request for class certification.

Plaintiff filed his Verified Third Amended Class Action and Derivative Complaint on April 12, 2018, asserting the same claims set forth in the Second Amended Complaint, and revising the proposed class definition. On May 2, 2018, plaintiff filed his Renewed Motion for Class Certification and Incorporated Memorandum of Law.

On June 27, 2018, the defendants filed a Motion to Dismiss the Third Amended Complaint seeking dismissal of the claims asserted on multiple grounds. On September 11, 2018, defendants filed their formal memorandum in opposition to plaintiff’s renewed motion for class certification. The Court held an evidentiary hearing on the Renewed Motion for Class Certification on September 18, 2018.

After the evidentiary hearing and oral argument, on October 16, 2018, the Judge entered the formal Order Denying plaintiff’s Renewed Motion for Class Certification for multiple reasons, including the failure of plaintiff to satisfy the various requirements necessary for class certification and the failure of plaintiff to establish that he has any valid individual direct claim in light of the final class action settlement in New York and in light of plaintiff’s decision to opt-into the New York class action. In the October 16, 2018 order, the Judge further ruled that the court will proceed to dismiss Counts I, II, III and VI of the Third Amended Complaint with prejudice, subject only to the resolution of any appeal filed by plaintiff challenging the final judgment in the New York federal court.

This case has now been formally resolved, and pursuant to the Joint Motion for Entry of Stipulated Order of Dismissal filed by counsel for the parties, the Court entered the Stipulated Order of Dismissal on March 6, 2019, wherein the Court dismissed all counts of the Third Amended Complaint with prejudice as to the plaintiff Brian Levy.

Israeli Arbitration

In January 2015, ACSI, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third-party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court in October 2014 by the plaintiff against ACSI and its former shareholders, claiming a right to review ACSI’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (equal to approximately $2,200,000 based on the exchange rate as of December 31, 2016), which was subsequently approved by our board of directors. On or about the time of the board meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process and on February 16, 2017 a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 9,527,000 (approximately $2,480,000 based on the exchange rate as of December 31, 2016), including VAT (which is equal to NIS 8,142,735 plus VAT). Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of our board of directors, us and Messrs. Hurgin and Aurovsky appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between us and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that Messrs. Hurgin and Aurovsky shall pay 30% of the settlement amount excluding VAT, and we shall be required to pay 70% of the settlement amount, and the entire VAT due. During the year ended December 31, 2017, the Company paid the entire settlement amount which was recorded during the year ended December 31, 2016 and in connection therewith, on April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to the Company NIS 376,410 (approximately $98,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), or a total of NIS 752,820 (approximately $196,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016) constituting their portion of the settlement amount.

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

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10E. Additional Information—Taxation—Israeli Taxation— Taxation of non-Israeli shareholders on receipt of dividends.”

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes in the period from December 31, 2018, and until the date of the filing of this Annual Report.

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

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

Our ordinary shares are traded on the Nasdaq Capital Market and on the Tel Aviv Stock Exchange Ltd. under the symbol “ABIL” Our warrants are traded on the OTC Pink under the symbol “ABIWF.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Registered Office and Objectives

We are registered with the Cayman Islands Registrar of Companies under registration number 303448. The objects and purposes for which the Company is established, as set forth in Article 3 of our amended and restated memorandum of association, are unrestricted and we shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares

Voting. Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy.

Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association unless the transfer is restricted or prohibited by another instrument, Cayman Islands law or the rules of a stock exchange on which the shares are traded by an instrument of transfer-in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of shares without assigning any reason therefor. If our board of directors refuses to register a transfer, they shall notify the transferee within two months of such refusal.

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

Appointment of Directors

Our ordinary shares do not have cumulative voting rights for the appointment of directors. Rather, under our amended and restated articles of association, our directors are appointed by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to appoint any or all of our directors whose positions are being filled at that meeting. In addition, under our amended and restated articles of association, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office.

A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested (provided that such director has provided prior notice). The directors may exercise all the powers of the Company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third-party. The remuneration to be paid to the directors is determined by the board of directors, which has currently delegated such authority to the compensation committee with respect to directors who are not independent directors. There is no age limit requirement for directors.

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

No business shall be transacted at any general meeting unless a quorum is present. Two shareholders being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy, shall be a quorum unless we have only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholder’s requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Under the amended and restated memorandum and articles of association, we may, but are not obliged to (unless required by the Companies Law), in each year hold a general meeting as our annual general meeting. However, we intend to hold shareholders’ meetings annually and shareholders’ meetings may be convened by the board of directors on its own initiative. Subject to the amended and restated memorandum and articles of association, advance notice of at least five clear days is required for the convening of shareholders’ meetings. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.

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

Inspection of Books and Records.

No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by the directors or by us in general meeting. However, we will make this Annual Report, which contains our audited financial statements, available to shareholders.

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

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2018 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares or warrants. This description addresses only the U.S. federal income tax consequences to holders of our ordinary shares or warrants in the United States that will hold our ordinary shares or warrants as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, certain financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares or warrants as compensation for the performance of services;

●	persons that will hold our shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares or warrants through such an entity;

●	S-corporations;

●	persons whose “functional currency” is not the U.S. Dollar;

●	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

●	persons holding our ordinary shares or warrants in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares or warrants.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or warrants or that the IRS’s position would not be sustained. Moreover, on December 22, 2017, President Trump signed into law P.L. 115-97 (the “Tax Cuts and Jobs Act”), which made significant changes to the Code. Since enactment, the IRS has issued proposed and final regulations to implement the Tax Cuts and Jobs Act. The impact of the Tax Cuts and Jobs Act and the regulations thereunder on our investors is uncertain and may not become evident for some period of time. Holders are urged to consult their tax advisors regarding the effect of these changes to the Code on their investments in our ordinary shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares or warrants that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or warrants, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

Holders should consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares or warrants.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current and/or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

Adjustments with respect to Warrants

The terms of our warrants provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, U.S. Holders of warrants would be treated as receiving a constructive distribution from us, if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. Holders of such shares as described under “Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Sale, Exchange or Other Disposition of Ordinary Shares or Warrants

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares or warrants in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s tax basis in our ordinary shares or warrants, and any gain or loss will be capital gain or loss. The tax basis in an ordinary share or warrant generally will be equal to the cost of the ordinary share or warrant. See “Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in ordinary shares acquired pursuant to the exercise of a warrant. For non-corporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares or warrants is generally eligible for a preferential rate of taxation in the case of long-term capital gain. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Exercise or Lapse of a Warrant

Except as discussed below with respect to a cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the holding period of such share generally begins on the day after the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

In certain circumstances, the warrants will be exercisable on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the cashless exercise of warrants, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the ordinary shares received.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares and warrants. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were not a PFIC for our 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2019 or for any other taxable year.

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely “qualified electing fund” election (“QEF election”) or a mark-to-market election (as described below), referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares  or warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares or warrants), and (ii) any gain realized on the sale or other disposition of such ordinary shares or warrants. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such ordinary shares or warrants, as applicable;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

To the extent a distribution on our ordinary shares (or warrants, to the extent applicable) does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Distributions.”

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

QEF Election. Certain of the adverse consequences of PFIC status can be mitigated for holders of our ordinary shares if a U.S. Holder makes a QEF election with respect to our ordinary shares. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any gain on sale or other disposition of a U.S. Holder’s ordinary shares would be treated as capital gain, and the interest penalty discussed above will not be imposed. A U.S. Holder may not make a QEF election with respect to its warrants to acquire our ordinary shares. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall endeavor to timely provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

Mark-to-Market Election. Alternatively, if our ordinary shares are treated as “marketable stock,” a U.S. Holder may make a “mark-to-market” election with respect to our ordinary shares (but not our warrants), provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If a mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in such ordinary shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to- market election. A U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

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

In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of ordinary shares or warrants in a PFIC, including IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our ordinary shares or warrants, any elections available with respect to such ordinary shares or warrants and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our ordinary shares or warrants.

Backup Withholding and Information Reporting Requirements

U.S. backup withholding and information reporting requirements may apply to payments to holders of our ordinary shares or warrants. Information reporting generally will apply to payments of dividends on, and proceeds from the sale of, our ordinary shares or warrants, as applicable, made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares or warrants, other than an exempt recipient (including a corporation). A payor may be required to backup withhold from payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares or warrants, as applicable, within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the backup withholding rules generally should be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock or warrants, as applicable. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders should consult with their own tax advisors regarding the application of the 3.8% Medicare tax to them as a result of their investment in our ordinary shares or warrants.

Certain Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “specified foreign financial assets,” which would include an investment in our ordinary shares or warrants, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares or warrants.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares or warrants. Holders should consult their tax advisors concerning the tax consequences of their particular situations.

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

Corporate Taxation -

Ability Inc. is managed and controlled from Israel and is considered by the Israel Tax Authority as a company resident in Israel and subject to Israeli corporate tax, capital gains tax and any other relevant taxes.

The standard corporate tax rate for Israeli companies was 25% for 2016 and was reduced to 24% for 2017, and 23% for 2018 and thereafter.

Prior to 2015, ACSI was granted an “Approved Enterprise” status under the Investment Law for the ten years ended December 31, 2014. ACSI received a deferral of corporate income tax on non-distributed income generated by the Approved Enterprise (“Approved Income”). Distributed Approved Income is subject to 25% corporate income tax at the ACSI level.

Beginning January 1, 2015, ACSI elected to participate in the “Preferred Enterprise” program under the amendment to the Investment Law. Due to ACSI’s “Preferred Enterprise” status, ACSI expects to benefit from a reduced tax rate of 14.6% in 2016 (based on a blended tax rate) and a reduced tax rate not yet determined (but up to 16%), in 2017 and thereafter with respect to taxable income generated by the Preferred Enterprise (“Preferred Income”) regardless of whether such Preferred Income is distributed, and all other taxable income will be subject to the standard corporate tax rate. If ACSI does not meet the requirements for a Preferred Enterprise, it will be subject to tax at the ordinary corporate income tax rate, which is 23% in 2018 and may be required to pay incremental taxes over the reduced tax rates under the Preferred Enterprise as discussed above, plus indexation, and interest thereon, and possibly penalties thereon.

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

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on this website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. We conduct business primarily in U.S. dollars and to a lesser extent, in NIS and Euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. For example, salaries and related expenses for Israeli employees and payables to Israeli suppliers are paid in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses and payables that are payable in NIS, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked NIS expenses. On the other hand, we also own assets that are denominated in NIS. A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our assets. Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our NIS denominated assets. For the years ended December 31, 2018, 2017 and 2016, gain from currency fluctuations was $97,000, $16,000 and $163,000, respectively. We expect that an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will increase our operating expenses expressed in U.S. dollar terms by approximately $0.2 million in 2019 and vice versa. For additional information see “Item 3D Key Information - Risk Factors – Risks Related to our Company - Our international operations subject us to currency exchange risk.”

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

After consummation of the Business Combination, the funds in the trust account were released to ACSI. These funds were used as follows: (i) approximately $21.6 million to pay the holders of public shares who exercised their conversion rights, (ii) approximately $2.0 million was used to pay ACSI’s transaction expenses in connection with the Business Combination, (iii) $18.1 million to pay the cash portion of the merger consideration payable to Messrs. Hurgin and Aurovsky, (iv) $11.9 million reserved for the put agreement with Messrs. Hurgin and Aurovsky (v) approximately $7.8 million was used to pay the outstanding accounts payable and accrued expenses of Cambridge, and (vi) $0.9 million to purchase 16% of the shares in ASM from Eyal Tzur. The balance of approximately $19.0 million was released to ACSI. As of the date of this Annual Report, all proceeds released to ACSI have been used for working capital purposes to fund our operations.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2018 as a result of the material weaknesses identified in our internal control over financial reporting. These material weaknesses are discussed in “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting that were identified were: (i) significant parts of entity level controls are missing, (ii) ineffective IT general controls, (iii) lack of segregation of duties (iv) non-remediation of material weaknesses identified in prior years (v) controls’ effectiveness testing were predominantly not performed, inter alia, due to nonperformance of controls or absence of evidence for controls’ performance, (vi) deficiencies in inventory management and procurement processes, (vii) revenue recognition deficiencies, and (viii) lack of effective cut-off procedures. Based on such assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting is ineffective based on those criteria.

Due to lack of resources, during 2018, as in previous years, we were unable to implement in any material respect our remediation plans for the material weaknesses identified in prior years and expect to continue to have material weaknesses in our internal control over financial reporting for the foreseeable future. We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies, provided that we have the resources to implement them.

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

(d) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

For the years ended December 31, 2018 and 2017, we were billed the following aggregate fees for the professional services rendered by Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm:

(U.S. dollars; in thousands)	Year Ended December 31,
	2018	2017
Audit Fees (1)	$224	$181
Audit-Related Fees (2)	158	137
Total	$382	$318

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with our quarterly financial results and annual statutory reports and services provided in connection with the two financing rounds that occurred during August 2018 and November 2018.

(2)	Audit-related fees for each of the years shown in this table include reimbursement of incurred costs by our auditors in connection with the subpoena from the SEC.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Amended and Restated Memorandum and Articles of Association of Ability Inc. (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).
2.1	Specimen Ordinary Share Certificate of Ability Inc. (formerly Cambridge Holdco Corp.), (incorporated by reference to Exhibit 4.4 to Amendment 2 of the Registration Statement on Form S-4/A filed on November 18, 2015).
4.1	Agreement and Plan of Reorganization, dated as of September 6, 2015, by and among Cambridge Capital Acquisition Corporation, Cambridge Holdco Corp., Ability Computer & Software Industries Ltd., and the shareholders of Ability Computer & Software Industries Ltd. (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.2	Form of Indemnity Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Computer & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus filed on December 2, 2015).
4.3	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of Messrs. Hurgin and Aurovsky (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.4	Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and The Gordon Family 2007 Trust (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-4 filed on September 17, 2015).
4.5	Employment Agreement between Ability Computer & Software Industries Ltd. and Anatoly Hurgin, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.6	Employment Agreement between Ability Computer & Software Industries Ltd. and Alexander Aurovsky, dated as of September 6, 2015 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.7	Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.8	JV Purchase Escrow Agreement, dated as of December 23, 2015 by and among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), Ability Security Systems Ltd., Eyal Tzur, the former shareholders of Ability Computer & Software Industries Ltd. and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).

Exhibit No.	Exhibit Description
4.9	Rental Contract, effective December 1, 2013, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer & Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.10	Rental Contract, effective May 1, 2015, between Yedidim Holdings Properties and Development Ltd., as Lessor, and Ability Computer & Software Industries Ltd., as Lessee, relating to space at 14 Yad Harutzim St., Tel Aviv, Israel, and attached Guaranty by Alexander Aurovsky of Ability’s obligations thereunder (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed on September 17, 2015).
4.11	2015 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Securities and Exchange Commission on March 13, 2019).
4.12	Israeli Sub-Plan to the 2015 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
4.13	Form of Placement Agent Agreement (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on August 16, 2018).
4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on August 16, 2018).
4.15	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.19 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.16	Form of Warrant (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.17	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.3 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.18	Form of Agent Warrant (incorporated by reference to Exhibit 4.4 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).
4.19	Conversion Agreement between Alexander Aurovsky, Anatoly Hurgin, Ability Inc., and Ability Computer & Software Industries Ltd. dated December 27, 2018 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on December 28, 2018).
4.20	Warrant issued to Alexander Aurovsky on January 10, 2019 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on January 10, 2019).
4.21	Warrant issued to Anatoly Hurgin on January 10, 2019 (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on January 10, 2019).
4.22	Form of Amended and Restated Share Purchase Agreement dated as of January 15, 2019 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on January 15, 2019).
4.23	Form of Services Agreement dated as of January 15, 2019 (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on January 15, 2019).
4.24	Restricted Share Agreement between Ability Inc. and Anatoly Hurgin, dated as of April 17, 2019 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the Securities and Exchange Commission on April 23, 2019).
4.25	Restricted Share Agreement between Ability Inc. and Alexander Aurovsky, dated as of April 17, 2019 (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the Securities and Exchange Commission on April 23, 2019).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.
15.1	Auditor Consent
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Ability Inc.

By:	/s/ Anatoly Hurgin
	Name:	Anatoly Hurgin
	Title:	Chief Executive Officer

Date: April 24, 2019

Ability Inc.

Consolidated Financial Statements

Ability Inc.

Consolidated Financial Statements

As of December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ability Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ability Inc. and Subsidiaries (“the Group”) as of December 31, 2018 and 2017 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1.g., the Company has an accumulated deficit, suffered recurring losses and has negative operating cash flow. Additionally, the Company is under an investigation of the Israeli Ministry of Defense (the “IMOD”), which ordered a suspension of certain export licenses. These matters, along with other reasons, which are described in Note 1.g., raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.g. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the PCAOB.

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

Emphasis of a Matter

As discussed in Note 8 to the financial statements, the Group, its former directors and current management are defendants in several class actions relating to certain of the Group’s public statements, fillings and financial statements. Moreover, the Group and its two controlling shareholders are under an investigation of the Securities and Exchange Commission.

We have served as the Company’s auditor since 2015.

April 24, 2019	/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2018	2017
	(U.S. dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,856	$1,944
Restricted deposit for put option	12,331	-
Accounts receivable	1,996	1,975
Inventory	-	50
Income tax receivable	3	162
Other receivables	172	2,351

Total Current Assets	24,358	6,482

NON-CURRENT ASSETS:
Restricted deposit for put option	-	12,143
Property and equipment, net	1,016	1,388

Total Non-Current Assets	1,016	13,531

Total Assets	$25,374	$20,013

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Balance Sheets

	December 31,
	2018	2017
	(U.S. dollars in thousands)
LIABILITIES & SHAREHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$188	$135
Trade payables, accrued expenses and other accounts payable	3,910	4,056
Put option liability	12,331	-
Accrued expenses and accounts payable with respect to Projects	2,739	2,541
Progress payments in excess of accumulated costs with respect to projects	2,490	306

Total Current Liabilities	21,658	7,038

NON-CURRENT LIABILITIES:
Put option liability	-	12,143
Accrued severance pay	167	241

Total Non-Current Liabilities	167	12,384

Total Liabilities	21,825	19,422

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares $0.001 par value, 100,000,000 and 20,000,000 shares authorized, 6,304,677 and 2,576,415 shares issued and outstanding as of December 31, 2018 and 2017, respectively	6	3
Preferred shares $0.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2018 and 2017	-	-
Additional paid-in-capital	31,704	18,560
Accumulated deficit	(28,161)	(17,972)

Total Shareholders’ Equity	3,549	591

Total Liabilities and Shareholders’ Equity	$25,374	$20,013

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands, except per share data)

Revenues	$539	$2,972	$16,508
Cost of revenues	1,637	2,957	8,617
Gross profit (loss)	(1,098)	15	7,891
Selling and marketing expenses	2,569	3,033	5,323
General and administrative expenses	6,503	6,016	9,662
Operating loss	(10,170)	(9,034)	(7,094)
Financial expenses (income), net	19	77	(127)
Loss before income taxes	(10,189)	(9,111)	(6,967)
Income tax expense	-	-	1,086
Net and comprehensive loss	$(10,189)	$(9,111)	$(8,053)
Loss per ordinary share - basic and diluted (U.S. dollars)	$(3.45)	$(3.71)	$(3.27)

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Changes in Shareholders’ Equity

	Preferred shares		Ordinary Shares		Additional paid-in-	Accumulated
	Shares	Amount	Shares	Amount	capital	deficit	Total
		(U.S. dollars in thousands)		(U.S. dollars in thousands)

Balance as of January 1, 2016	-	$-	2,528,415	$3	$18,560	$(808)	$17,755
Issuance of shares as part of the Reverse Merger	-	-	48,000	*	-	-	*
Net and comprehensive loss	-	-	-	-	-	(8,053)	(8,053)
Balance as of December 31, 2016	-	-	2,576,415	3	18,560	(8,861)	9,702

Net and comprehensive loss	-	-	-	-	-	(9,111)	(9,111)
Balance as of December 31, 2017	-	-	2,576,415	3	18,560	(17,972)	591

Issuance of shares and warrants, net of issuance costs	-	-	3,578,262	3	11,596	-	11,599
Issuance of restricted shares to employees	-	-	150,000	*	-	-	*
Payment on account of shares	-	-	-	-	1,457	-	1,457
Stock-based compensation in connection with restricted shares and options granted to employees and service provider	-	-	-	-	91	-	91
Net and comprehensive loss	-	-	-	-	-	(10,189)	(10,189)
Balance as of December 31, 2018	-	$-	6,304,677	$6	$31,704	$(28,161)	$3,549

*	Less than $0.5 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,189)	$(9,111)	$(8,053)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	129	168	149
Amortization	349	321	193
Impairment of inventory	-	-	201
Impairment of property and equipment	-	-	114
Capital (gain) loss from sale of property and equipment	(7)	30	(10)
Stock-based compensation in connection with restricted shares and options granted to employees and service provider	91	-	-
Changes in operating assets and liabilities:
Restricted deposits	-	1,758	(1,433)
Accounts receivable	(21)	1,198	631
Inventory	-	(50)	(311)
Other receivables	2,179	(1,773)	1,459
Interest earned on restricted deposit for put option	-	128	(128)
Accrued payroll and other compensation related accruals	53	(135)	210
Trade payables, accrued expenses and other accounts payable	(146)	(896)	3,108
Income tax payable	159	73	(2,674)
Accrued expenses and accounts payable with respect to Projects	198	(2,193)	(2,233)
Due to related company	-	-	(600)
Progress payments in excess of accumulated costs with respect to Projects (accumulated costs with respect to Projects in excess of progress payments)	2,184	457	(1,170)
Accrued severance pay	(74)	(4)	(25)

Total Adjustments	5,094	(918)	(2,519)

Net cash used in operating activities	$(5,095)	$(10,029)	$(10,572)

The accompanying notes are an integral part of the consolidated financial statements.

Ability Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(123)	$(187)	$(182)
Proceeds from sale of property and equipment	74	124	10

Net cash used in investing activities	(49)	(63)	(172)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net of issuances costs	11,599	-	-
Proceeds received from a line of credit	1,457
Repayment of a line of credit	(1,457)
Payment on account of shares	1,457	-	-
Due from the controlling shareholders, net	-	196	378
Withholding tax paid by the Company on behalf of the controlling shareholders with respect to dividend distributed	-	-	(4,393)
Withholding tax paid by the controlling shareholders to the Company with respect to dividend distributed, to be paid by the Company to the Israel Tax Authority	-	-	770

Net cash provided by (used in) financing activities	13,056	196	(3,245)

Net change in cash and cash equivalents	7,912	(9,896)	(13,989)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,944	11,840	25,829

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$9,856	$1,944	$11,840

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Cash paid during the years for:
Interest and banks’ charges	$128	$18	$36

Income tax	$3	$7	$3,758

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

b.	The Reverse Merger:

1)	ACSI’s shareholders prior to the closing of the Reverse Merger, Anatoly Hurgin and Alexander Aurovsky, (the “Controlling Shareholders”) received in the Reverse Merger: 1,621,327 ordinary shares of INC (reflecting approximately 63% of INC’s issued and outstanding ordinary shares immediately following the Reverse Merger); $18.1 million in cash and an additional number of ordinary shares of INC to be issued upon and subject to ACSI achieving certain net income targets following the Reverse Merger, as described below (the “Net Income Shares”), as consideration for their shares of ACSI. Furthermore, of the ordinary shares received, each of the Controlling Shareholders have the right, on one occasion during the 60-day period following the third anniversary of the closing of the Reverse Merger, to put to INC all or part of his pro rata portion of 117,327 ordinary shares that he received in the share exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) his pro rata portion of interest, if any, on $11.9 million deposited into an escrow account by INC to fund the payment of the purchase price for the put option if it is exercised. The put option terms were updated subsequently, see Note 3 for additional information.

2)	Migdal Underwriting and Business Initiatives Ltd. (“Migdal”) received in the Reverse Merger: 48,000 ordinary shares of INC; $1.2 million in cash and up to 25,350 Net Income Shares, all in consideration for services provided by them with respect to the Reverse Merger.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

b.	The Reverse Merger (cont.):

3)	INC acquired from the sole shareholder of ASM, Eyal Tzur, (the “ASM Former Shareholder”) 16% of the shares of ASM, a variable interest entity with ACSI as its primary beneficiary, for $0.9 million in cash and a put option to sell his remaining holdings to INC in exchange for 48,000 of INC’s ordinary shares and up to 25,350 Net Income Shares. The put option was exercised in January 2016.

4)	ACSI’s transaction costs with respect to the Reverse Merger were $6.3 million and include Migdal’s service fees ($1.2 million in cash and ordinary shares valued at $4.3 million as detailed above) and other consulting expenses (the “Transaction Costs”).

5)	The Controlling Shareholders, Migdal and ASM Former Shareholder are entitled to receive Net Income Shares based on ACSI’s achievement of specified net income targets in the fiscal years 2015 to 2018 as set out below:

		Number of the Company’s ordinary shares
Year Ended December 31,	Net Income Target	Controlling Shareholders	Migdal	ASM Former Shareholder	Total

2015	$27,000,000	338,400	10,800	10,800	360,000
2016	$40,000,000	173,900	5,550	5,550	185,000
2017	$60,000,000	188, 000	6,000	6,000	200,000
2018	$80,000,000	94,000	3,000	3,000	100,000

In the event that INC fails to satisfy the net income target for any fiscal year but net income for such fiscal year is 90% or more of the net income target for such fiscal year, then INC is required to issue to the Controlling Shareholders, Migdal and ASM Former Shareholder, the pro rata portion of Net Income Shares relating to the percentage achieved.

The net income targets for the years ended December 31, 2018, 2017, 2016 and 2015 were not achieved.

6)	The remaining funds in the restricted trust account of Cambridge amounted to $81.3 million of which: $21.6 million was paid to the holders of 213,676 ordinary shares of Cambridge who elected to convert their shares into cash upon consummation of the Reverse Merger; $18.1 million and $11.9 million were paid to the Controlling Shareholders and deposited in an escrow account to secure their put option, respectively; $0.9 million was paid to ASM Former Shareholder; $7.8 million was used to pay outstanding accounts payable and accrued expenses of Cambridge; $2.0 million was used to pay for the Company’s Transaction Costs. The balance of $19.0 million was released to ACSI.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

c.	Business operations:

The Group provides advanced interception, geolocation, monitoring and cyber intelligence tools to serve the needs and increasing challenges of security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide.

d.	Regulatory matters:

The Israeli Control Order Regarding the Engagement in Encryption Items, 1998 regulated under the Encryptions Export Control Department in the IMOD controls development, import, export, and sale of all encrypted items (the “Decryption Regime”).

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

ASM, a wholly-owned subsidiary of the Company, is an Israeli company registered with DECA as a certified exporter for the marketing and export of “controlled” products of Israeli origin, or “controlled” products that are exported from Israel.

However, for the most part, ACSI’s products are manufactured outside of Israel and therefore are not subject to the general provisions of the 2007 Law. Thus, ACSI strives to ensure that components of ACSI’s systems (that otherwise would be subject to DECA control) are sent to the customers directly by the foreign suppliers of such components, which are located outside of Israel, and are installed or integrated there by ACSI or others under its responsibility.

The interception systems that contain decryption capabilities of ACSI and ASM may be subject to the Decryption Regime and therefore have obtained necessary licenses thereunder.

On March 17, 2019, the IMOD informed the Company that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974.

On March 26, 2019, the IMOD made public the existence of an investigation regarding regulatory matters. For additional information, see note 13.d.

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

ACSI and the Controlling Shareholders were significantly involved in the redesign of ASM’s operations, in such manner that in essence, the operations are conducted only in favor of ACSI (ASM had no other activities other than on behalf of ACSI). Moreover, according to the JV Agreement, ASM was required to negotiate and determine any project terms and sign contracts with the clients - all with full transparency, coordination and advance consent from ACSI, as applicable. Upon the closing of the Reverse Merger, the JV Agreement was terminated while maintaining its terms for the existing projects. As mentioned above, in January 2016, the ASM Former Shareholder exercised his put option, resulting in ASM becoming a wholly-owned subsidiary of the Company. ACSI had the power to govern ASM’s operations through the provision requiring its consent of any new client which ASM wishes to accept. ACSI was entitled to all but 3% commission (the return that the ASM Former Shareholder was entitled to as a service provider) of ASM’s net results which are transferred to the Company, and was fully responsible for indemnifying ASM for any losses incurred as part of their joint operations (ASM Former Shareholder does not have any obligation to absorb ASM’s losses) or any negative consequences with respect to the performance of a project.

When the activities of ASM commenced (following conclusion of the JV Agreement) it did not have equity at risk (no equity and no subordinated loans). All the equity that ASM has achieved is based on transactions involving ACSI. There were no restrictions on ASM’s assets. Any required financial guarantees were provided by ACSI.

f.	Material events:

On July 3, 2018, the SEC issued Wells notices to the Company and Messrs. Hurgin and Aurovsky in connection with the previously disclosed SEC investigation. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement (the “Staff”) has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against the Company and Messrs. Hurgin and Aurovsky that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934, and may seek remedies that include an injunction, cease and desist order, monetary relief of disgorgement, pre-judgment interest, and civil penalties, and in the case of Messrs. Hurgin and Aurovsky, a bar from serving as an officer or director. On August 10, 2018, the Company and Messrs. Hurgin and Aurovsky made Wells submissions in response to the Wells notices.

The Company and Messrs. Hurgin and Aurovsky are currently in talks with the Staff to settle the SEC enforcement action that the Staff plans to recommend to the SEC’s Commissioners. Any settlement in principle between the Company, Messrs. Hurgin and Aurovsky, and the Staff would be subject to final approval by the SEC’s Commissioners. The terms of any settlement will be disclosed if and when the SEC’s Commissioners approve a settlement. However, there can be no assurance that a settlement will occur. If no settlement is reached, the SEC Commissioners may authorize the filing of an unsettled civil enforcement action against the Company and Messrs. Hurgin and Aurovsky.

If an enforcement action is initiated (whether unsettled or settled), this could result in the Company and Messrs. Hurgin and/or Aurovsky being subject to an injunction or cease and desist order from violations of the securities laws described above, as well as monetary relief of disgorgement, pre-judgment interest, and civil penalties, and in the case of Messrs. Hurgin and Aurovsky, a bar from serving as an officer or director.

If an enforcement action is initiated (whether unsettled or settled), even if ultimately resolved favorably for us, this would have a material adverse impact on our reputation, business, financial condition, results of operations or cash flows.

The Company and its officers are fully cooperating with the investigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

f.	Material events (Cont.):

On February 21, 2018 the Controlling Shareholders executed an irrevocable undertaking (the “Undertaking”) for the benefit of the Group. According to the Undertaking, the Controlling Shareholders agreed to make available to ACSI from, March 1, 2018, a $3.0 million line of credit or loan in favor of the Group. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The Undertaking further provided that at the end of the term of the line of credit or loan, the Company’ Board of Directors (the “Board”) will determine whether repayment of the line of credit or the loan will compromise the ability of the Group to meet its obligations during the twelve months following repayment. The Controlling Shareholders undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the Board with respect to the necessity of the support of the Controlling Shareholders. As a result, on April 11, 2018, ACSI obtained a six-month line of credit, secured by the Controlling Shareholders, from an Israeli commercial bank in the amount of NIS 11.0 million (approximately $2.9 million based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), of which NIS 5.5 million (approximately $1.5 million based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) was drawn down (the “Outstanding Amount”).

On January 10, 2019, the Group completed the conversion agreement (the “Conversion Agreement”) with the Controlling Shareholders, pursuant to which Messrs. Hurgin and Aurovsky transferred to the Group an amount in cash equal to the Outstanding Amount (the “Founders’ Proceeds”), and the Group used the entire Founders’ Proceeds in order to repay the amount outstanding under its line of credit in full. In return for the transfer of the Founders’ Proceeds to the Group, the Company issued, in a private placement, to each of the Controlling Shareholders 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and five-year warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at an exercise price of $3.25. Simultaneously with the closing of the Conversion Agreement, the Undertaking was automatically terminated. Such conversion transaction was considered final prior to December 31, 2018 as all pending decisions and approvals were already obtained (as well as cash received) and the issuance of the ordinary shares and warrants were the only action that was completed subsequent to December 31, 2018, therefore, the Company recorded the conversion amount as ‘Payment on account of shares’ within the 2018 Consolidated Statement of Changes in Shareholders’ Equity.

On August 16, 2018, the Company sold to certain institutional investors 728,262 ordinary shares in a registered direct offering at $4.60 per share, for aggregate gross proceeds of approximately $3.35 million, or $2.8 million, net of issuance costs. In connection with the offering, the Company issued to the placement agent five-year warrants to purchase 54,620 ordinary shares at an exercise price of $5.75 per share.

On November 27, 2018, the Company sold to a single institutional investor 360,000 units, each unit consisting of one ordinary share and one five-year warrant to purchase one ordinary share, at a price of $3.25 per unit, and 2,716,923 pre-funded units, with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one warrant to purchase one ordinary share, at a price of $3.24 per pre-funded unit, for aggregate gross proceeds of approximately $10.0 million, or approximately $8.8 million, net of issuance costs. As of December 31, 2018, an aggregate of 2,490,000 ordinary shares have been issued upon exercise of pre-funded warrants and an aggregate of 226,923 ordinary shares were issued upon exercise of the remaining pre-funded warrants during January 2019. As part of the offering, the Company issued to the placement agent five-year warrants to purchase 153,846 ordinary shares at an exercise price of $4.06 per share.

Refer to Note 13.d. for the suspension of the licenses granted to ASM and ACSI.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND BUSINESS OPERATION (CONT.):

g.	going concern

As of December 31, 2018, the Company had an accumulated deficit of $28,161 thousand, cash and cash equivalents of $9,856 thousand and a net loss of $10,189 thousand for the year ended December 31, 2018.

Due to a significant decline in revenues and continued significant legal and professional services fees, the Company has an accumulated deficit, suffered recurring losses and has negative operating cash flow. Additionally, the Company is under an investigation of the Israeli Ministry of Defense, which ordered a suspension of certain export licenses. These matters, along with other reasons, which are described below, raise substantial doubt about the Company’s ability to continue as a going concern.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability. Additionally, the Company plans to raise additional capital through the sale of equity securities or debt and settling certain of the lawsuits that are pending.

There is no assurance however, that the Company will be successful in regaining profitability or obtaining the level of financing needed for its operations. If the Company is unsuccessful in generating additional revenue to support its operations or raising additional capital, it may need to further reduce activities, curtail or cease operations.

On March 17, 2019, the IMOD informed the Company that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the MOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974.

The Company believes based on current information that the Company’s expected revenue will not be affected by the IMOD’s decision. For additional information, see note 13.d.

The accompanying consolidated financial statements do not include any adjustments that might result relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these risks and uncertainties.

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

The currency of the primary economic environment in which the operations of the Group is conducted is the U.S. dollar (“dollar” or “$”); thus, the dollar is the functional currency of the Group. Therefore, the Group’s transactions and balances denominated in dollars are presented at their original amounts, while non-dollar transactions and balances have been re-measured to dollars and the relating gains and losses are reflected in the statements of comprehensive loss as financial income or expenses, as appropriate.

All amounts are presented in dollars, unless otherwise indicated, and are rounded to the nearest thousand.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

e.	Revenue recognition:

Effective January 1, 2018, the Group adopted a new accounting standard related to the recognition of revenue in contracts with customers. The Group did not have any material cumulative-effect adjustment as a result of the adoption of ASC 606. In addition, the adoption of ASC 606 did not have any material impact on the Group consolidated financial statement line items in the year of adoption.

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

The Group determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer.
●	Identification of the performance obligations in the contract.
●	Determination of the transaction price.
●	Allocation of the transaction price to the performance obligations in the contract.
●	Recognition of revenue when, or as, the Group satisfies a performance obligation.

As a general point, the Group applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.  At contract inception, once the contract is determined to be within the scope of ASC 606, the Group assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.  The Group then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Projects:

Revenues from Projects are recognized along the project period, as applicable, and on a final acceptance date, once such acceptance is deemed substantive.

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

The Group provides a one-year warranty for the majority of its Products. Based on the Group’s experience, the provision is de minims.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

e.	Revenue recognition (Cont.):

SaaS Revenues:

The Group’s SaaS multiple-element arrangements are typically comprised of subscription and support fees from customers accessing the Group’s software and set-up fees. The Group does not provide the customer the contractual right to take possession of the software at any time during the hosting period under these arrangements. Typically, the support and set up fees are incidental to the full arrangement. Accordingly, the Group recognizes revenue for subscription, support services and set up fees over the arrangement period originating when the subscription service is made available to the customer and the contractual hosting period has commenced. In arrangements that comprise of usage based fees, revenues are recognized in the period in which subscribers use the related services.

f.	Advertising costs:

Advertising costs are expensed as incurred. In the years ended December 31, 2018, 2017 and 2016, advertising expenses were $69 thousand, $53 thousand and $24 thousand, respectively.

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

The Group’s financial assets and liabilities as of December 31, 2018 and 2017 are measured based on Level 1 inputs.

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

The purchased systems are utilized typically for one of the following purposes: (i) future projects; (ii) demo; and (iii) spare parts for installed systems. The first utilization suggests that the systems should be classified as inventory while the second and third suggest it should be classified as property and equipment. In order to reflect those utilizations appropriately between the inventory and property and equipment line items, the Group performed an aggregated analysis which suggested that such systems should be classified as inventory for the first year from purchase date, on such date tested for impairment and then classified to property and equipment and amortized over four years from that date, see also section j. below for the amortization period.

j.	Property and equipment, net:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation and amortization are removed and any related gain or loss is recorded in the statements of operations and comprehensive loss. Repairs and maintenance that do not extend the life, or improve an asset are expensed in the periods incurred.

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

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Useful life (years)

Software systems (from classified date, see also section i. above)	25	4
Vehicles	15	7
Leasehold improvements	10-20	5-10
Office furniture and equipment	7-10	10-14
Computers, electronics and related	15-33	3-7

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

k.	Income taxes:

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

l.	Accounting for stock-based compensation:

The Group accounts for share based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company recognizes compensation expenses for the value of its awards granted based the guidance established in ASC No. 718.

m.	Loss per share:

The Group calculates basic earnings or loss per share by dividing net income or loss by the weighted-average number of ordinary shares outstanding during the year. However, the outstanding shares subject to put options were excluded, consistent with the accounting treatment of a put option liability.

Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations.

Basic and diluted loss per ordinary share data were computed as follows:

	Year Ended December 31,
	2018	2017	2016

Net loss (U.S. dollars in thousands)	$(10,189)	$(9,111)	$(8,053)

Weighted-average ordinary shares outstanding - basic and diluted	2,956,908	2,459,088	2,459,088

Loss per ordinary basic and diluted (U.S. dollars)	$(3.45)	$(3.71)	$(3.27)

n.	Contingencies:

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

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 2 - Summary of Significant Accounting Policies (Cont.):

o.	Recently Issued Accounting Pronouncements:

Adopted in current period:

1)

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC 605”), Revenue Recognition, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. ASU 2014-09 permits the use of either a retrospective or cumulative effect transition method. The Group adopted ASU 2014-09 along with the related additional ASUs on Topic 606 (collectively, “ASC 606”) on January 1, 2018, using the modified retrospective transition method. Contracts that are substantially completed were excluded from the transition adjustment.

The Group has reviewed all of its contracts with customers and has implemented the required process, data, and system changes to comply with the requirements of ASC 606.

The Group did not have any material cumulative-effect adjustment as a result of the adoption of ASC 606. In addition, the adoption of ASC 606 did not have any material impact on the Group consolidated financial statement line items in the year of adoption.

Not yet adopted in current period:

2)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financial or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet.  The new guidance is effective for all periods beginning after December 15, 2018. The Group does not expect to have any material effect as a result of the adoption of this guidance.

3)	In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13. This update replaces the incurred loss impairment methodology in current U.S. GAAP for recognizing credit losses with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, the guidance requires to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Group is currently evaluating the effects of this guidance will have on its consolidated financial statements.

4)

In June 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-07. This ASU supersedes ASC 505-50, Equity - Equity-Based Payments to Non-Employees, and expands the scope of ASC 718 to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. As a result, most of the guidance in Topic 718 associated with employee share-based payments, including most of its requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. Entities should apply the amendments on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the ASU is adopted, for all:

1.       Liability-classified nonemployee awards that have not been settled as of the adoption date and

2.       Equity-classified nonemployee awards for which a measurement date has not been established.

The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for periods in which financial statements have not yet been issued. The Group is currently evaluating the effects of this guidance will have on its consolidated financial statements.

5)	In December 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-20. This ASU permits lessors, as an accounting policy election, to not evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs. Instead, those lessors will exclude from the consideration in the contract and from variable payments not included in the consideration in the contracts all collections from lessees of taxes within the scope of this election. Additionally, the guidance updates revenue recognition related to variable payments by (1) requiring lessors to exclude from variable payments lessor costs paid directly to third parties by the lessee; and (2) requiring lessors to allocate certain variable payments to lease and non-lease components when there are changes in facts and circumstances on which the variable payment is based. When an allocation of variable payments between lease and non-lease components is made, the variable payment allocated to the lease component will be recognized as revenue in accordance with Topic 842, whereas the variable payment allocated to the non-lease component will be recognized in accordance with other applicable topics, such as Topic 606, Revenue from Contracts with Customers. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in ASU 2016-02. The Group is currently evaluating the effects of this guidance will have on its consolidated financial statements.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 3 - Restricted DEPOSIT for put option:

Regarding the restricted deposit in connection with the put option provided to the Controlling Shareholders, on November 13, 2017, the Company, the Controlling Shareholders and the Bank Leumi Le-Israel Trust Company Ltd., as escrow agent entered into an amendment (the “Amendment”) to the escrow agreement among such parties dated December 23, 2015, the terms of such escrow agreement are presented in Note 1.b.1. Pursuant to the Amendment, the Put Option Period commenced on January 1, 2019 and ends on March 1, 2021. On October 31, 2018 and February 19, 2019, the Controlling Shareholders undertook not to exercise their put options in whole or in part during the period from January 1, 2019 and May 1, 2019. Subsequently, on March 31, 2019, the Controlling Shareholders undertook not to exercise their put options in whole or in part during the period from May 2, 2019 and October 31, 2019. Such change resulted in a classification of the restricted deposit and the put option liability from non-current assets and non-current liabilities, respectively as of December 31, 2017 to current assets and current liabilities, respectively as of December 31, 2018. The increase relates to accrued interest recognized during 2018.

NOTE 4 - Property and Equipment, Net:

Composition:

	December 31,
	2018	2017
	(U.S. dollars in thousands)

Cost:
Software Systems	$1,411	$1,361
Vehicles	538	554
Leasehold improvements	347	347
Office furniture and equipment	122	121
Computers, electronics and related	13	13
	$2,431	$2,396
Less: accumulated depreciation and amortization	1,415	1,008
Property and equipment, net	$1,016	$1,388

The depreciation and amortization recorded by the Group amounted to $478 thousand, $489 thousand and $342 thousand in the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 5 - Progress payments in excess of accumulated costs with respect to Projects:

a.	Composition:

	December 31,
	2018	2017
	(U.S. dollars in thousands)

Advanced payments from customers	$4,488	$853
Accumulated costs	(1,998)	(547)
Progress payments in excess of accumulated costs with respect to projects	$2,490	$306

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 5 - Progress payments in excess of accumulated costs with respect to Projects (Cont.):

b.	Contract assets and liabilities table:

The following table presents changes in the Group’s contract assets and liabilities during the years ended December 31, 2018 and 2017:

	Balance at beginning of year	Additions	Deductions	Balance at end of year
	(U.S. Dollar in thousands)

Year ended December 31, 2017:
Advanced payments from customers	$397	$2,546	$(2,090)	$853
Accumulated costs	(548)	(990)	991	(547)
Progress payments in excess of accumulated costs with respect to projects / (Accumulated costs with respect to Projects in excess of progress payments)	$(151)	$1,556	$(1,099)	$306

Year ended December 31, 2018:
Advanced payments from customers	$853	$3,997	$(362)	$4,488
Accumulated costs	(547)	(1,718)	267	(1,998)
Progress payments in excess of accumulated costs with respect to projects	$306	$2,279	$(95)	$2,490

c.	Revenues as a result of changes in the contract asset and the contract liability balances:

During the years ended December 31, 2018, 2017 and 2016, the Group recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Revenue recognized in the year from amounts included in the contract liability at the beginning of the year	$253	$397	$3,649

During the year ended December 31, 2018, the Group completed three significant purchase orders for Ultimate Interception (“ULIN”). However, due to technical implementation issues and regulatory difficulties, the Group has not recognized any revenue from such sales to date.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 6 - Related Parties:

a.	Related parties’ employment agreements and compensation:

1.

The Group entered into new employment agreements with each of its two Controlling Shareholders. One of the Controlling Shareholders is the Chairman of the Board and the Chief Executive Officer and the other is a member of the Board and the Chief Technology Officer. Each of the employment agreements will remain in effect unless terminated as described below. Pursuant to each employment agreement, the executive’s gross monthly salary is NIS 120 thousand (approximately $32 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) commencing on January 1, 2016; however, each of the executives agreed to a temporary 50% reduction in their salaries, effective from May 2017 through December 2018. Each executive is also entitled to receive social benefits.

Each employment agreement provides that the executive is entitled to receive an annual performance bonus of up to NIS 360 thousand (approximately $96 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) based on annual performance goals agreed upon by the Group and the executive. These performance goals were not met for the years ended December 31, 2018, 2017 and 2016, and therefore no performance bonus was recorded or paid. Each employment agreement may be terminated by the Group or the executive upon 120 days’ prior written notice, in which case, the executive is entitled to receive salary and benefits during such 120 days and for a period of eight months thereafter. The executive will be entitled to accept new employment after the expiration of such eight-month period. In addition, the Group, by resolution of the Company’s Board, may terminate the employment agreements at any time by a written notice with cause (as defined in the employment agreements).

The Controlling Shareholders’ compensation related expenses in the years ended December 31, 2018, 2017 and 2016 amounted to NIS 1,767 thousand (approximately $471 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), NIS 2,391 thousand (approximately $690 thousand based on the exchange rate of $1.00 / NIS 3.467 in effect as of December 31, 2017) and NIS 3,562 thousand (approximately $926 thousand based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), respectively.

Commencing January 1, 2019, each of Mr. Hurgin and Mr. Aurovsky will be entitled to a bonus, subject to the approval of the Company’s Board, in an amount equal to the higher of: (i) 2% of the Company’s consolidated gross profit, or (ii) 4% of the Company’s consolidated EBITDA, in each case, based on the Company’s annual audited consolidated financial statement. In the event the Company recognizes a loss and a negative EBITDA in a specific year, then, to the extent an executive is entitled to a bonus in an amount equal to 2% of the gross profit, such bonus (if applicable) will be paid through the issuance of ordinary shares.

2.	Refer to Note 1.f. for the Undertaking provided by the Controlling Shareholders which was subsequently converted into the Company’s shares and warrants.

3.	The Group entered into a new employment agreement with a Controlling Shareholder’s son commencing March 22, 2016 and was employed by the Group until June 20, 2016. Based on the agreement he was entitled to a monthly gross salary of NIS 10,000 (approximately $2,600 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016) and other related social benefits.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 7 - ordinary shares, PREFERRED shares, warrants, restricted shares and options:

a.	Ordinary shares:

The share capital as of December 31, 2018 and 2017 is composed of ordinary shares of $0.001 par value and preferred shares of $0.0001 par value, as follows:

	Number of shares		Number of shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	December 31, 2018		December 31, 2017

Ordinary shares	100,000,000	6,304,677	20,000,000	2,576,415
Preferred shares	5,000,000	-	5,000,000	-

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018. The effect of such consolidation was applied retrospectively for all the amount of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements.

The increase in the issued and outstanding ordinary shares was due to the ordinary shares issued as part of the August 16, 2018 and November 27, 2018 financing rounds (see Note 1.f. for additional information) and due to the restricted ordinary shares issued to certain employees of the Group (see section c. below for additional information).

On December 24, 2018, as part of the annual general meeting resolutions, the authorized ordinary shares were increased by an additional 80,000,000 ordinary shares of $0.001 par value.

b.	Warrants:

Since its inception, Cambridge issued 855,744 warrants which were assumed by the Company in the merger (see Note 1). Each warrant entitles its holder to purchase one ordinary share at a price of $115.0 and expires on December 17, 2018. The Company may redeem the warrants in the event that the traded ordinary share price is at least $175.00 per share (for any 20 trading days within a 30-day trading period) on a “cashless basis”. On March 21, 2016, the Company received a letter from Nasdaq informing that its warrants did not meet the minimum 400 Round Lot Holder requirement for initial listing on the Nasdaq and that the Staff had determined to initiate procedures to delist the Company’s warrants from Nasdaq. As the Company did not appeal this determination, the Company’s warrants were delisted from Nasdaq on April 18, 2016 and since such date have traded on the “OTC Pink” market under the symbol “ABIWF”. The warrant holders did not exercise their warrants and therefore those warrants expired on December 17, 2018.

On August 16, 2018, the Company issued warrants to purchase 54,620 ordinary shares in connection with a financing round; such warrants were classified within the Company’s equity due to the nature of their rights. See Note 1.f. for additional information.

On November 17, 2018, the Company issued warrants to purchase an aggregate of 3,230,769 ordinary shares in connection with a financing round; such warrants were classified within the Company’s equity due to the nature of their rights. See Note 1.f. for additional information.

On January 10, 2019, the Company issued warrants to purchase an aggregate of 452,852 ordinary shares in connection with the Conversion Agreement. See Note 1.f. for additional information.

On January 15, 2019, the Company issued warrants to purchase 300,000 ordinary shares in connection with the purchase of Telcostar Pte. Ltd (“Telcostar). See Note 8.c. for additional information.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 7 - ordinary shares, PREFERRED shares and warrants (CONT.):

c.	Restricted ordinary shares:

On December 24, 2018, the Company issued 150,000 restricted ordinary shares to certain employees of the Group (on the date of issuance, the closing price of the ordinary shares of the Company was $1.59). The restricted ordinary shares vest in three equal installments on each of January 17, 2019, January 17, 2020 and January 17, 2021, subject to the executive’s continued service with the Group through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan), the restricted ordinary shares will vest immediately prior to such change of control, subject to the executive’s continued service to the Group through the date of the change of control.

On April 17, 2019, the Company granted each of Mr. Hurgin and Mr. Aurovsky an award of 350,000 restricted ordinary shares (700,000 restricted ordinary shares for both) under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version) 1961. The restricted ordinary shares vest in three equal installments on each of January 13, 2022, January 13, 2023 and January 13, 2024, subject to the Controlling Shareholders’ continued service with the Group through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the restricted ordinary shares will vest immediately prior to such change of control, subject to the executive’s continued service to the Group through the date of the change of control.

d.	Options:

On December 24, 2018, the Company granted 25,000 options to purchase 25,000 ordinary shares with an exercise price of $0.001 to one of the Group service providers. The options vest in three equal installments on each of January 17, 2019, January 17, 2020 and January 17, 2021, subject to the service provider continued providing service to the Group through the applicable vesting date. On a “change of control” (as defined in the 2015 Long-Term Equity Incentive Plan) the options will vest as of immediately prior to such change of control, subject to the executive’s continued service to the Company through the date of the change of control.

A summary of the Company’s stock option activities and related information for the year ended December 31, 2018, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic- value

Outstanding as of December 31, 2017	-	$-	-	$-
Granted during the year	25,000	$0.001

Outstanding as of December 31, 2018	25,000	$0.001	9.05	$39,725

Exercisable as of December 31, 2018	-	$-	-	$-

On February 17, 2019, the Company’s Board resolved to increase the number of shares authorized for issuance under the 2015 Long-Term Equity Incentive Plan (“Plan”)   by an additional 1,668,887 shares.

e.	Stock based compensation:

The Stock based compensation in connection with restricted shares and options granted to the Group employees and service provider amounted to $91 thousand, $0 and $0 in the years ended December 31, 2018, 2017 and 2016, respectively, and were recorded as follows:

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Selling and marketing expenses	$52	$-	$-
General and administrative expenses	39	-	-
	$91	$-	$-

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies:

a.	Legal proceedings:

1)	SEC Investigation

As the Company disclosed in its Report on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on February 16, 2017, the Company received a subpoena from the SEC. In furtherance of the investigation, the SEC issued subpoenas to Anatoly Hurgin and Alexander Aurovsky, the Company’s controlling shareholders who are also officers and directors, and the SEC obtained testimony from Company officers among others. As a result of the investigation, the Company has incurred, and may continue to incur, significant legal and accounting expenses.

On July 3 2018, the SEC issued a wells notice to the Company and the Controlling Shareholders. For additional information, see Note 1f.

2)	Re. Ability, Inc. Securities Litigation

On May 25, 2016, a purported class action lawsuit, captioned In re Ability Inc. Securities Litigation, Master File No. 16-cv-03893-VM (S.D.N.Y) was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of the Company’s public statements were false, and that the Company materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that the Company’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added the Company’s former director, Benjamin Gordon and the Company’s auditor, BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Benjamin Gordon, a claim pursuant to Section 11 of the Securities Act against the Company, BDO Ziv Haft and Messrs. Hurgin and Benjamin Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Benjamin Gordon on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The amended complaint does not specify the amount of damages sought. The complaint broadly alleges that certain of the Company’s public statements were false, that it had material weaknesses in its internal controls, that its financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations, and that its registration statement contained material misstatements and omissions. On August 17, 2017, the court ordered a stipulated schedule recognizing that all parties had agreed to a mediation on October 17, 2017 and all deadlines were reset until after that mediation took place.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

2)	(Cont.):

On December 21, 2017, the Company entered into a Memorandum of Understanding (the “MOU”), to memorialize an agreement in principle to settle all claims of participating class members in the class actions consolidated in the lawsuit captioned In re Ability Inc. Securities Litigation, No. 16-cv-03893 (VM), pending in the Southern District of New York (the “New York Class Action Litigation”). The MOU provides for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the New York Class Action Litigation. On May 18, 2018, the court granted preliminary approval of the settlement and on September 14, 2018, the court granted final approval to the settlement, overruling the one objection that was filed. The settlement includes the dismissal of all claims against the Company and the named individuals in the New York Class Action Litigation.

On September 17, 2018, the objector whose objection was overruled, Brian Levy, filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On or about March 15, 2019, a stipulation for dismissal of the appeal was filed, and the Court entered the order dismissing the appeal.

Of the $3.0 million settlement, an amount   of $250,000 was funded by the Company and the remaining $2.75 million was funded by the Company’s insurance proceeds and contributed by other defendants. The ultimate impact of this class action settlement on the Levy Litigation (Case No. 2015-CA-003339), Pottash Litigation (Case No. 502016CA013823), Hammel Litigation (Case No. 50-2018-CA-000762-MB-AG) and the Ladragor Litigation (C.A. 8482-05-16), each as further described herein, has yet to be determined, however, some or all of the claims raised in such other actions may be deemed to be resolved, settled and disposed of as part of such class action settlement.

The Company intends to continue to attempt to settle and resolve the litigation. There is no assurance that the court will finally approve the settlement.

In connection with the entry into of the MOU, the Company entered into an agreement with its insurer (the “Discharge Agreement”), pursuant to which the Company agreed to discharge the insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation. The Company did not record any provision with respect to this litigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

3)	Pottash Litigation

On December 13, 2016, a complaint, captioned Pottash v. Benjamin Gordon et. al., Case No. 50-2016-CA-013823, was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, its former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. On January 23, 2017, the plaintiff filed an amended complaint. On March 2, 2017, the Company filed a motion to dismiss all of the claims asserted against it in the amended complaint. On the same day, Benjamin Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On November 27, 2017, the plaintiff filed a second amended complaint against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. On January 17, 2018, the Company filed a motion to dismiss seeking the dismissal of all claims asserted against it on various legal grounds. The co-defendants also filed motions seeking dismissal of the second amended complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. The Company then filed its motion to dismiss directed at the third amended complaint on October 1, 2018. The Court held a hearing on the Company’s motion to dismiss, granted the Company’s motion to dismiss without prejudice, and provided the plaintiff with the opportunity to file a further amended complaint.

Thereafter, the plaintiff filed his fourth amended complaint on March 14, 2019, and the Company is in the process of preparing its responsive filing in connection with the fourth amended complaint, and the Company intends to continue vigorously defend against this action. It is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings. The Company did not record any provision with respect to this litigation.

4)	Hammel Litigation

On January 19, 2018, a complaint, captioned Hammel v. Benjamin Gordon et. al (Case No. 50-2018-CA-000762-MB-AG), was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges that the defendants, through a series of misrepresentations and omissions, induced the plaintiff, Robert Hammel, to invest in the stock of Cambridge. Plaintiff alleges to have lost more than $1.6 million due to the defendants’ conduct. In a summons issued in February 26, 2018, the Company was also named as one of the defendants. The Company filed a motion to dismiss the complaint.

Based on the arguments for dismissal, the plaintiff elected to amend the allegations and the plaintiff filed his third amended complaint on August 17, 2018. The Company filed its motion to dismiss directed at the third amended complaint on October 1, 2018, and the Company intends to vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time. The Company did not record any provision with respect to this litigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

5)	Patent Infringement Litigation

On October 27, 2015, ACSI received a notice alleging that its GSM interception and decryption systems allegedly fall within the claims of an Israeli patent owned by the claimant. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by ACSI and/or any entity on its behalf. On November 12, 2015, a lawsuit, captioned Dr. Elad Barkan et al. v. ACSI et al. C.C. 29551-11-15, alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Central District Court in Israel by a company and an individual originally against ACSI and its controlling shareholders at that time. The amount sought in the lawsuit for registration fee purposes is NIS 5.0 million (approximately $1.3 million based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), however the plaintiffs have not yet quantified the amount of the compensation demanded. Furthermore, the plaintiffs demanded to immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. On April 5, 2016, ACSI and its Controlling Shareholders filed a statement of defense, and on April 13, 2016 a pre-trial hearing was held. On May 23, 2016, the plaintiffs filed a petition to add the Company, Ability Limited, a company wholly-owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim. The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the application of the original defendants and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. On August 23, 2017, the Deputy Patent Registrar decided to reject the revocation application, and on August 28, 2017 the plaintiffs informed the court of the deputy registrar’s decision, and requested to resume the proceedings and instruct the original defendants (the Company and its former controlling shareholders) to file their response to the petition to join the Company, Ability Limited and ASM as defendants (a response was filed on September 25, 2017, and a rejoinder was filed by the plaintiffs on October 22, 2017). On December 25, 2017, the original defendants filed a petition to order the plaintiffs to deposit a guarantee as security for costs of the trial (a response was filed on January 14, 2018, and a rejoinder was filed on January 17, 2018). A second pre-trial hearing was held on January 17, 2018, in which the court decided that the plaintiffs were allowed to amend the statement of claim without having the consent either of the original defendants or of the Company, Ability Limited and ASM to the content of the amended statement of claim, and without waiving the right to request dismissal of the amended suit (partially or completely). The court also decided that the petition to order the plaintiffs to deposit a guarantee as security for costs will be adjudicated after the statement of case is amended. On March 15, 2018 the plaintiffs filed an amended statement of claims against the original defendants, as well as against the Company, Ability Limited and ASM. On May 30, 2018 the defendants filed an amended statement of defense along with two petitions: (1) a petition for issuing a decision on the petition to order the plaintiffs to deposit a guarantee as security for costs: and (2) a petition for dismissing the case in limine. The plaintiffs filed their responses to the two petitions on June 26, 2018 and the defendants filed rejoinders on July 8, 2018.

On July 11, 2018 and July 18, 2018 two pre-trial hearings were held, and the court decided to order the plaintiffs to deposit a guarantee of NIS 100,000 (approximately $26,700 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) as a security for costs. In addition, the defendants were asked by the court to reconsider their position regarding the petition for dismissing the case in limine. On July 24, 2018 the parties jointly informed the court that: (1) without waiving any contentions or rights, the defendants would not insist on the petition for dismissing the case in limine, and the contentions raised in the petition for dismissing the case in limine would be decided in the final judgement or in any interim decision; (2) they agree to appoint again a mediator (Adv. Reuven Behar) in an attempt to settle the dispute out of court via mediation limited in time duration, not longer than six months; and (3) to set dates for pre-trial procedures (discovery and interrogatories), for a pre-trial hearing and for filing evidence. Accordingly, on July 24, 2018 the court decided to dismiss the petition for dismissing the case in limine without mutually waving any contentions or rights and set dates for discovery and for exchanging of and replying to interrogatories (originally the entire procedure should have been completed by the end of October 2018, and later it was extended to December 2018). On August 6, 2018 the parties jointly applied to the mediator, Adv. Behar, and a preliminary meeting with the mediator took place on September 2, 2018 and the mediation process is ongoing. On December 17, 2018, the parties exchanged discovery affidavits and interrogatories. On February 20, 2019, a pre-trial hearing was held. The court decided, in accordance with the consent of the parties, to extend the timetable for the pre-trial procedures: (1) completion of discovery and replying to interrogatories by March 31, 2019; (2) filing petitions concerning the pre-trial procedures by May 2, 2019; and (3) filing responses to the petitions by May 23, 2019. A pre-trial hearing was set for June 24, 2019. The defendants filed an amended statement of claims on February 27, 2019. On April 4, 2019, after a short extension was agreed on and was approved by the court, the parties exchanged replies to interrogatories and complementary discovery affidavits. The Company intends to continue vigorously defend against this action. The Company believes that the suit’s probability of success, as filed, is less than even, and the Company intends to vigorously defend against it.

In addition, after the Deputy Patent Registrar decided to reject the revocation application on August 23, 2017, the patentee, Dr. Barkan, filed an amended version of certain claims on September 28, 2017. The amendment was subject to opposition by third parties until December 28, 2017. On December 27, 2017, the Company filed with the Patent Registrar an opposition to the request to have the specification of the patent amended. On March 15, 2018, the Company filed its statement of claims, arguing that the request should be dismissed for various reasons. Dr. Barkan filed his statement of claims on June 14, 2018. On November 28, 2018, ACSI filed its evidence (an expert opinion). On December 5, 2018, Dr. Barkan informed that he waived his right to file evidence, and later informed that he did not intend to cross-examine the expert on behalf of ACSI, but on February 11, 2019, the deputy registrar decided to summon the expert on behalf of ACSI to testify. On February 14, 2019, a hearing took place. On February 20, 2019, the deputy registrar decided to dismiss ACSI’s opposition and decided that ACSI will bear costs in a total sum of NIS 33,000 (approximately $8,800 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018). On March 19, 2019, ACSI filed an appeal on the deputy patent registrar’s decision to the District Court of Tel Aviv (C.A. 45733-03-19). The Company did not record any provision with respect to this litigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

6)	Ladragor Litigation

On May 3, 2016, the Company was served with a lawsuit and a motion for the certification of the lawsuit as class action, captioned Ladragror v. Ability Inc. et al. C.A. 8482-05-16, in the Tel Aviv District Court in Israel, filed, against the Company, Anatoly Hurgin, Alexander Aurovsky, and Benjamin Gordon and Mitchell Gordon. The claim alleges, among other things, that the Company misled the public in the Company’s public filings with regard to its financial condition and included misleading information (or omitted to include relevant information) in its financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards the Company and its public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $36.7 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), and estimates that its shareholders suffered damages of approximately NIS 23.3 million (approximately $6.2 million based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018). On September 15, 2016, the Company filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims. The Court required the parties to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, the Company filed a separate update with respect to the United States class actions, together with a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, requesting an extension until May 15, 2017 to file a full response, alleging that the publication of the Company’s annual financial statements, together with the findings of the internal investigation, would affect its position on its motion to stay proceedings. On May 23, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three-month extension to file a full response, among other things, as the Company had not filed its annual financial statements or published the findings of the internal investigation. On August 14, 2017, the Company and Messrs. Hurgin and Aurovsky filed a notice regarding their counsel substitution. In light of this, the judge decided on August 27, 2017 to recuse herself from the case. On August 21, 2017, the plaintiff filed a motion and an updated notice in which he claimed that the Company had not yet published the report of the internal investigation, and hence the reasons for granting him a continuance to file his response to the motion to stay of proceedings are still relevant. The plaintiff also informed the Court that in the U.S. proceedings, the parties agreed to mediation, and the mediation meeting was scheduled in October 2017. The plaintiff asked the Court to file an update notice in 90 days. On August 28, 2017, the Court ordered the parties to file an update notice on September 28, 2017. On September 28, 2017 and November 7, 2017, the plaintiff, the Company, and Messrs. Hurgin and Aurovsky updated the Court that the mediation process in the U.S. was still pending. On November 8, 2017, the Court ordered the parties to file an update notice in 90 days. On February 7, March 7, April 12, May 8, June 12, July 10, August 9, October 10, October 31, November 14, November 28, December 12, December 31, 2018 and on January 14, January 28, February 11, February 25, March 11 and March 25, 2019, the parties updated the Court that they are holding negotiations in order to settle the case, and requested extensions of time for filing the updated notice. The parties are required to file the settlement agreement, if signed, and a motion to approve the settlement, on April 8, 2019. The Company intends to attempt to settle and resolve the litigation. If the case does not settle, the Company intends to continue vigorously defend against this action. Given that the proceeding is currently suspended, the timing or outcome of this matter cannot be predicted at this time. As referenced above in Re. Ability Inc. Securities Litigation, the Ladragor Litigation is not subject to the Discharge Agreement. The Company did not record any provision with respect to this litigation.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

7)	Mitchell Gordon v. Ability Inc.

On June 22, 2018, Mitchell Gordon, the former Chief Financial Officer of Cambridge, filed a Summons with Notice (the “Notice”), against the Company in the Supreme Court of the State of New York, New York County (Index No. 653124/2018). In the Notice, Mitchell Gordon describes the nature of his claims as ones for breach of contract and unjust enrichment against the Company based on the Company’s alleged failure to indemnify him under the terms of the Amended and Restated Memorandum and Articles of Association of Ability Inc., adopted by special resolution and passed with effect on December 23, 2015. Mitchell Gordon purports to seek compensatory damages in the amount of at least $325,000. On January 8, 2019, the Court entered an Order extending Mitchell Gordon’s time to serve the Summons with Notice upon us until May 8, 2019. ACSI recorded a provision of $325,000 as of December 31, 2018, even though, intends to vigorously defend against this action.

8)	Beazley Insurance Company Inc. v. Benjamin Gordon v. XL Insurance Company SE (XL Catlin), and Ability Inc.

On or about July 31, 2018, Benjamin Gordon filed a third-party complaint asserting a breach of contract action against XL Insurance Company SE, and the Company for alleged failure to defend and indemnify Benjamin Gordon with respect to underlying actions against Gordon arising out of Cambridge’s merger with ACSI. In the third-party complaint, Benjamin Gordon is alleging that we breached the parties’ Merger Agreement by failing to advance fees and failing to indemnify him for defense fees and costs. Gordon is seeking recovery of monetary damages, attorneys’ fees and costs. On September 17, 2018, the Company filed a Motion to Dismiss, seeking the dismissal of all claims asserted against us on various legal grounds. On October 19, 2018, Gordon filed a Response to the Motion to Dismiss and on October 30, 2018, the Company filed a Reply. Based on its Reply, and without waiting for a ruling from the Court, on November 30, 2018, Gordon filed a Notice of Voluntary Dismissal. On December 4, 2018, the Court terminated the Company further involvement in this complaint.

9)	Levy Litigation

On October 15, 2015, plaintiff Brian Levy, purportedly on behalf of himself and all others similarly situated, filed a first amended class action and derivative complaint against Cambridge Holdco Corp., ACSI, the individual members of the board of directors of Cambridge Capital Acquisition Corp. (“Cambridge”), and Cambridge, and the Company as nominal defendants in case number 2015CA003339 in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida.

The complaint generally alleged, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with ACSI, and that ACSI was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties. The action sought injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, ACSI filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the Court lacked personal jurisdiction over ACSI; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination and the claims against ACSI are insufficiently pleaded. On September 15, 2016, the Court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

9)	(Cont.):

On June 21, 2017, the Judge entered an order (the “June 21 Order”) granting a partial motion to dismiss as to the counts against ACSI due to lack of personal jurisdiction over ACSI. ACSI was therefore dismissed from the case without prejudice, and it is unclear at this stage whether the plaintiff will attempt to bring ACSI directly back into the action in the future. On the other hand, pursuant to the Judge’s ruling, the Company still remains as a necessary party and named defendant in the case. In the June 21 Order, the Judge also partially denied the motion to dismiss the second amended complaint, and the purported class action and derivative claims against the individual defendants for alleged breach of fiduciary duties, failure to disclose and ultra vires acts still remained pending.

On July 21, 2017, the Company and each of the individual defendants filed their answer and affirmative defenses raising numerous substantive and legal defenses to the alleged claims set forth in the second amended complaint. On August 7, 2017, plaintiff’s counsel filed a motion for class certification and incorporated memorandum of law. The Company and defendants filed papers in opposition to such motion, and on March 13, 2018, the Court entered an order denying plaintiff’s motion for class certification but allowing plaintiff to attempt to file a further amended complaint within 30 days after the order denying the request for class certification.

Plaintiff filed his Verified Third Amended Class Action and Derivative Complaint on April 12, 2018, asserting the same claims set forth in the Second Amended Complaint, and revising the proposed class definition. On May 2, 2018, plaintiff filed his Renewed Motion for Class Certification and Incorporated Memorandum of Law.

On June 27, 2018, the defendants filed a Motion to Dismiss the Third Amended Complaint seeking dismissal of the claims asserted on multiple grounds. On September 11, 2018, defendants filed their formal memorandum in opposition to plaintiff’s renewed motion for class certification. The Court held an evidentiary hearing on the Renewed Motion for Class Certification on September 18, 2018

After the evidentiary hearing and oral argument, on October 16, 2018, the Judge entered the formal Order Denying plaintiff’s Renewed Motion for Class Certification for multiple reasons, including the failure of plaintiff to satisfy the various requirements necessary for class certification and the failure of plaintiff to establish that he has any valid individual direct claim in light of the final class action settlement in New York and in light of plaintiff’s decision to opt-into the New York class action. In the October 16, 2018 order, the Judge further ruled that the court will proceed to dismiss Counts I, II, III and VI of the Third Amended Complaint with prejudice, subject only to the resolution of any appeal filed by plaintiff challenging the final judgement in the New York federal court.

This case has now been formally resolved, and pursuant to the Joint Motion for Entry of Stipulated Order of Dismissal filed by counsel for the parties, the Court entered the Stipulated Order of Dismissal on March 6, 2019, wherein the Court dismissed all counts of the Third Amended Complaint with prejudice as to the plaintiff Brian Levy. ACSI recorded a recorded $200,000 provision as of December 31, 2018 with respect to this litigation and paid such amount on March 5, 2019.

10)	Israeli Arbitration

In January 2015, ACSI, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third-party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court in October 2014 by the plaintiff against ACSI and its former shareholders, claiming a right to review ACSI’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (approximately $2,200,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), which was subsequently approved by the board of directors of the Company. On or about the time of the board meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process and on February 16, 2017 a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 9,527,000 (approximately $2,480,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), including VAT (which is equal to NIS 8,142,735 plus VAT). Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of the Company board of directors, the Company and Messrs. Hurgin and Aurovsky appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between the Company and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that Messrs. Hurgin and Aurovsky shall pay 30% of the settlement amount excluding VAT, and the Company shall be required to pay 70% of the settlement amount, and the entire VAT due. During the year ended December 31, 2017, the Company paid the entire settlement amount which was recorded during the year ended December 31, 2016 and in connection therewith, on April 19, 2017, each of Messrs. Hurgin and Aurovsky paid to the Company NIS 376,410 (approximately $98,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016), or a total of NIS 752,820 (approximately $196,000 based on the exchange rate of $1.00 / NIS 3.845 in effect as of December 31, 2016) constituting their portion of the settlement amount.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 8 - commitments and contingencies (CONT.):

b.	Lease commitments:

The Group has the following lease agreements:

1)	A 5-year lease agreement, with respect to an office space and a 2.5-year lease agreement with respect to an additional office space, both expired on November 30, 2017, with an option to extend for an additional five years.

The two leases were merged, and both options were exercised for an additional five year period until November 30, 2022 based on an aggregate monthly rent of NIS 44 (approximately $12 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018).

2)	A lease for an installation and quality assurance facility with an initial term from August 15, 2015 through August 15, 2016 which was extended until August 15, 2018. The Group had an option to extend the lease until August 15, 2019 which was not exercised by the Group. The monthly rent for the facility for the initial term and the option period is NIS 5 thousand (approximately $1 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018).

In the years ended December 31, 2018, 2017 and 2016, the rent expenses amounted to $160 thousand, $130 thousand and $152 thousand, respectively.

c.	Agreement with Telcostar:

On October 20, 2015 (the “Effective Date”), ACSI entered into a Reseller Agreement with Telcostar Pte. Ltd., a company incorporated in Singapore which, prior to being acquired by the Company, was a service provider and an owner and licensor of ULIN. Telcostar granted ACSI an exclusive and non-transferable right and license for three years to market, promote, advertise, sell and distribute Telcostar’s products directly to customers worldwide, in consideration for 50% of ACSI’s net income relating to those sales. The agreement sets minimum annual sales at $10 million. In case ACSI does not satisfy this minimum commitment at the end of any contract year, ACSI is required to pay Telcostar a 15% penalty against the shortfall amount (maximum $1.5 million per year). In order to secure minimum sales and penalty, it was also agreed that ACSI pay Telcostar monthly payments of $125 thousand.

On August 7, 2018, ACSI entered into an amendment to the Reseller Agreement which, effective as of October 20, 2018, extends the term of the Reseller Agreement until January 31, 2019. In addition, under the amendment, ACSI’s minimum monthly commitment has been reduced from $125 thousand to 30 thousand Euros, effective as of October 20, 2018. As part of the amendment, the parties agreed to negotiate in good faith the acquisition of certain rights under the Reseller Agreement, with the intent that the terms of such acquisition shall be agreed upon on or prior to January 31, 2019.

On November 20, 2018, the Company entered into a Stock Purchase Agreement with a third-party (the “Seller”) and Telcostar to purchase the outstanding shares of Telcostar, such agreement was pending, among other things, satisfactory due diligence by the Company.

On January 15, 2019, the Company, the Seller and Telcostar entered into an Amended and Restated Stock Purchase Agreement to purchase the outstanding shares of Telcostar. Immediately after the entry into the Amended and Restated Purchase Agreement, the Company completed the closing of the Amended and Restated Purchase Agreement (the “Closing”) and issued an aggregate of 354,609 ordinary shares of the Company to certain designees of the Seller. In addition, the Company issued to the Seller three warrants, with each warrant exercisable for 100,000 ordinary shares of the Company at an exercise price of $3.807 per share. The first warrant is exercisable for 30 days from and after the first anniversary of the Closing, the second warrant is exercisable for 30 days from and after the second anniversary of the Closing, and the third warrant is exercisable for 30 days from and after the third anniversary of the Closing.

Simultaneously with the Closing, the Reseller Agreement was terminated, and, as an additional condition to Closing, Telcostar, and a service provider to Telcostar (the “Provider”), who to the Company’s knowledge is an affiliate of the Seller, entered into a services agreement (the “Services Agreement”), with an effective date of January 1, 2019. Pursuant to the terms of the Services Agreement and in the manner contemplated thereby, the Provider will provide Telcostar with certain services and resources relating to the Ultimate Interception (“ULIN”) business (the “Services”). As consideration for the provision of the Services, Telcostar will pay the Provider an amount equal to the Provider’s actual cost of providing the Services, plus a 10% service fee. In addition to such amount, Telcostar shall reimburse the Provider for certain out-of-pocket costs. The Services Agreement also provides that Telcostar, or any of its affiliates, will have an option to purchase, in its sole discretion and at any time until December 31, 2019, the assets used in connection with the Services, and to hire or employ any of the employees or contractors to perform the Services, for the aggregate sum of $1,000. The Services Agreement shall terminate as of December 31, 2019, unless terminated earlier by either party, with either party allowed to terminate the Services Agreement in its sole discretion at any time without cause upon 90 days’ written notice to the other party. The Services Agreement may also be terminated early by either party for material breach or insolvency.

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 9 - rEVENUE CLASSIFIED BY GEOGRAPHICAL AREA:

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Asia	$495	$555	$9,230
Latin America	-	754	5,320
Europe	11	210	1,750
Israel*	33	1,325	-
Other	-	128	208
	$539	$2,972	$16,508

*	Sales in Israel during the years ended December 31, 2018, 2017 and 2016 include sales to Israeli integrators that have been sold to end users in Asia and Africa, which represented 6%, 45% and 0% of revenues during such periods, respectively.

The majority of the Company’s revenues are project based.

Refer to Note 12 for revenues from the major customers during the years ended December 31, 2018, 2017 and 2016.

NOTE 10 – GENERAL and administrative expenses:

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Legal fees*	$3,756	$2,741	$3,849
Professional services fees	1,532	2,126	2,821
Settlement in connection in one of the legal proceedings (see Note 8.a.10.)	-	-	1,664
Salaries and related expenses	518	620	681
Impairment of fixed assets	-	-	114
Stock-based compensation	39	-	-
Others	658	529	533

	$6,503	$6,016	$9,662

*	The 2017 legal fees include a deduction of $2 million legal fees refund in connection with the 2016 directors and officers insurance policy based on a settlement agreement. Such amount was received on February 23, 2018 and presented within other receivables as of December 31, 2017.

NOTE 11 - income taxes:

a.	Tax rates:

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

ACSI has final tax assessments for the years up to 2015 inclusive.

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

d.	Net operating losses carryforwards:

As of December 31, 2018, ASCI has incurred operating and capital accumulated losses for tax purposes in the amount of NIS 114.4 million (approximately $30.5 million based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018) and NIS 349 thousand (approximately $93 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), respectively and ASM has incurred operating accumulated losses for tax purposes in the amount NIS 329 thousand (approximately $88 thousand based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018). Those losses may be carried forward and offset against taxable income for an indefinite period.

e.	Income tax expense:

	Year Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Current	$-	$-	$32
Previous year	-	-	1,054

Income tax expense	$-	$-	$1,086

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 11 - income taxES (CONT.):

f.	Deferred income taxes:

In assessing the realization of deferred tax assets, the Group considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. As described in Note 1.f. regarding the substantial doubt about the Group’s ability to continue as a going concern, the Group applied a full valuation allowance for its deferred tax assets.

Composition:

	December 31,
	2018	2017
	(U.S. dollars in thousands)

Net and comprehensive loss	$4,927	$3,271
Temporary differences of expense in connection with employee benefits	34	41
Deferred tax assets before valuation allowance	4,961	3,312
Valuation allowance	(4,961)	(3,312)
	$-	$-

g.	Reconciliation of income tax expenses:

As the Company and ASM stand-alone net results during the years ended December 31, 2018, 2017 and 2016 are relatively immaterial, the Group’s overall effective tax rate is attributable to Israeli income tax and therefore a reconciliation between the theoretical income tax, assuming corporate tax rates and the actual income tax expenses as reported in the consolidated statements of comprehensive loss is calculated based on the Israeli corporate tax rates and is as follows:

	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Income (loss) before income tax	$(10,189)	$(9,111)	$(6,967)

Israeli corporate income tax rate	23%	24%	25%
Theoretical income tax benefit	(2,343)	(2,187)	(1,742)
Valuation allowance for deferred tax	2,343	2,187	1,109
Tax rates differences	-	-	725
Taxes in respect of previous year	-	-	1,054
Other, net	-	-	(60)
Income tax expense	$-	$-	$1,086

h.	Uncertain tax positions:

The following is a roll-forward of the total amounts of the Group’s unrecognized tax benefits at the beginning and at the end of the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)

Balance at beginning of year	$-	$-	$-
Increase as a result of tax position taken in prior period	-	-	1054
Decrease due to settlement with the Israeli tax authorities	-	-	(1054)
Balance at end of year	$-	$-	$-

Ability Inc.

Notes to the Consolidated Financial Statements

NOTE 12 - CONCENTRATION Risk:

Major customers and vendors are defined as those from whom the Group derives at least 10% of its revenues and cost of revenues, respectively.

During the years ended December 31, 2018, 2017 and 2016, revenues from the major customers reflected 86% (two customers), 89% (three customers) and 79% (two customers) of the total consolidated revenues, respectively.

During the years ended December 31, 2018, 2017 and 2016, the cost of revenues from major vendors reflected 0% (none vendors), 17% (one vendor) and 72% (three vendors) of the total consolidated cost of revenues, respectively.

As of December 31, 2018 and 2017, accounts receivables from one of the Group’s customers represented 98% and 99% of the total accounts receivables, respectively. Both amounts represent one project that was substantially completed on 2015. The Company periodically evaluates its account receivables for impairment, and reserves accordingly.

NOTE 13 - Subsequent events:

a.	On January 10, 2019, the Group completed the Conversion Agreement with the Controlling Shareholders. See Note 1.f. for additional information.

b.	On January 15, 2019, the Company purchased the outstanding shares of Telcostar. See Note 8.c. for additional information.

c.	On February 17, 2019, the Company’s number of shares authorized for issuance under the Plan was increased. See Note 7.d. for additional information.

d.	On March 17, 2019, the Company disclosed in a Report on Form 6-K furnished with the SEC on March 27, 2019, that on March 17, 2019, the IMOD informed the Company that it has ordered the suspension of the licenses granted to ASM under the 2007 Law. In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and ACSI under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. The abovementioned decisions arose in the course of an investigation which is ongoing, the details of which are subject to a gag order. On March 26, 2019, the IMOD made public the existence of the investigation and the suspensions. The Company is reviewing the decisions of the IMOD and has limited information about the reasons for the IMOD decisions and the investigation. Based upon the limited information available to the Company at present, the Company believes that the decisions of the IMOD will have a limited impact on future orders. As of the date of this financial statements, the Company is not aware of any financial implication that may result in recording a provision in its books associated with the investigation mentioned above.

e.	On April 17, 2019, the Company issued each of its Controlling Shareholders an award of 350,000 restricted ordinary shares (700,000 restricted ordinary shares for both) under the Company’s 2015 Long-Term Equity Incentive Plan and in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version) 1961. See Note 7.c. for additional information.