Form 20-F/A
period 2018-12-31
Ability Inc.
filed 2019-06-03
CIK 1652866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐   No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Ability Inc. (the “Company”) for the year ended December 31, 2018 filed with the Securities and Exchange Commission on April 24, 2019 (the “Original Filing”) is being filed to amend the Auditor Consent contained in Exhibit 15.1. This Amendment No. 1 also includes an updated signature page and the certifications of the Company’s Principal Executive Officer and Principal Financial Officer in Exhibits 12 and 13. No other changes have been made to the Original Filing. For the convenience of the reader, this Amendment No. 1 restates in its entirety the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing, does not reflect events that may have occurred subsequent to the filing date of the Original Filing, and does not modify or update in any way disclosures made in the Original Filing, except as noted above.

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

Date: June 3, 2019

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