Form 20-F/A
period 2019-12-31
Ability Inc.
filed 2020-07-06
CIK 1652866

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

Anatoly Hurgin, Chief Executive Officer

Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

Tel: 972-3-6879777

Email: ability@ability.co.il

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, par value $0.001 Warrants	None. Registered on Nasdaq Capital Market until December 27, 2019
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

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2019 of Ability Inc. (the “Company”) as originally filed with the U.S. Securities and Exchange Commission on June 15, 2020 (the “Original Form 20-F”). The Company is filing the Amendment solely to include: disclosure about the Company’s reliance upon SEC Order dated March 4, 2020 (Release No. 34-88318) under Section 36 of the Exchange Act Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder, as superseded by SEC Order Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) (together, the “Order”) to delay the filing of the Original Form 20-F due to circumstances related to the coronavirus epidemic (“COVID-19”).

As required by Rule 12b-15 under the Exchange Act, certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of these certifications have been omitted in accordance with the SEC’s rules and guidance. Additionally, the Amendment does not include the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with this Amendment.

Except as contained herein, this Amendment does not amend, modify or update the information in, or exhibits to, the Original Form 20-F, and we have not updated disclosures included therein to reflect any subsequent events. This Amendment should be read in conjunction with the Original Form 20-F.

RELIANCE ON SECURITIES AND EXCHANGE COMMISSION ORDER

The Company is filing its Annual Report on Form 20-F the fiscal year ended December 31, 2019 (the “Report”) pursuant to the Order. On April 28, 2020, the Company filed a Report on Form 6-K stating that it will be relying on the Order to delay the filing of the Report by up to 45 days due to the circumstances related to COVID-19. In particular, the Company's employees, legal counsel and external auditor were asked to work remotely and had limited access to the Company’s headquarters during March, April and May 2020. As a result, the Company's books and records were not easily accessible and communication among internal financial staff and external auditors, together with counsel, was challenging, resulting in delay in preparation and completion of the Company’s consolidated financial statements and the substance of the Report, which has hindered the Company’s ability to complete its review and prepare the Report. The Report was filed on June 15, 2020.

PART III

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

Ability Inc.

By:	/s/ Anatoly Hurgin
	Name:	Anatoly Hurgin
	Title:	Chief Executive Officer

Date: July 6, 2020

3